AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Empire Petroleum Partners, LP

(Exact name of Registrant as Specified in Its Charter)

Delaware	5172	47-3945618
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8350 North Central Expressway, Suite M2185

Dallas, Texas 75206

(214) 750-9313

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

David Potter

Chief Financial Officer

8350 North Central Expressway, Suite M2185

Dallas, Texas 75206

(214) 750-9313

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William N. Finnegan IV Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	David P. Oelman Sarah K. Morgan Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$100,000,000	$11,620

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 12, 2015

PROSPECTUS

Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering                 common units of Empire Petroleum Partners, LP in this offering. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $         and $         per common unit.

We intend to apply to list our common units on the New York Stock Exchange under the symbol “EPLP.”

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in “Risk Factors” beginning on page 20. These risks include the following:

•	We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

•	A significant decrease in demand for motor fuel in the areas we serve could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

•

A majority of our revenue is generated under fuel supply agreements that must be renegotiated or replaced periodically. If we are unable to successfully renegotiate or replace these agreements, then our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

•	If we are unable to make accretive acquisitions of fuel supply agreements, our future growth could be limited.

•	Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to our unitholders.

•	Our growth strategy requires access to new capital; unfavorable capital markets could impair our ability to grow.

•

Certain of our fuel purchase agreements with major oil companies provide for volume rebates and certain incentive payments. Some of these agreements contain minimum volume commitments and branding reimbursement obligations. If we are unable to renew these contracts on similar terms or we are subject to minimum volume penalties or reimbursement obligations, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

•

Our general partner and its affiliates, including Empire Petroleum Partners, LLC, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and to the detriment of our other unitholders. Additionally, we have no control over the business decisions and operations of Empire, and Empire is under no obligation to adopt a business strategy that favors us.

•	Our partnership agreement restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties.

•

Our unitholders have very limited voting rights, will not have the right to elect our general partner or the board of directors of our general partner and cannot initially remove our general partner or its directors without its consent.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Empire Petroleum Partners, LP, before expenses	$	$

(1)	Excludes an aggregate structuring fee equal to % of the gross proceeds of this offering payable to Barclays Capital Inc. and Wells Fargo Securities, LLC. Please read “Underwriting” beginning on page 199 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional                 common units at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the common units as set forth under “Underwriting.” The underwriters expect to deliver the common units on or about                 , 2015 through the book-entry facilities of The Depository Trust Company.

Barclays	Wells Fargo Securities

Prospectus dated                     , 2015

EMPIRE
PETROLEUM PARTNERS, LP
Empire Sites By Region
Total Sites: 1,311
Texas
Total Sites: 406
% of Total: 31%
Other Regions
Total Sites: 116
% of Total: 9%
Mid-Atlantic
Total Sites: 127
% of Total: 10%
Southeast
Total Sites: 386
% of Total: 29%
Great Lakes
Total Sites: 276
% of Total: 21%
Dealer-Operated Sites
Consignment Sites
Company-Operated Sites
Headquarters
Regional Office

Note: Site counts as of February 28, 2015.

i

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common units in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Through and including             , 2015 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

The data included in this prospectus regarding the motor fuel distribution industry, including descriptions of trends in the market and our position and the position of our competitors within the industry, is based on a variety of sources, including independent industry publications and surveys, government publications and other published independent sources, information obtained from customers, distributors, suppliers and trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management’s knowledge and experience, we believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of Empire or third parties, which are the property of their respective owners. Our use or display of Empire’s or third parties’ trademarks, service marks or trade names in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

v

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and the audited historical consolidated financial statements and the unaudited pro forma condensed combined financial statements and the notes to those financial statements, before investing in our common units. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” beginning on page 20 for more information about important factors that you should consider before purchasing our common units.

Unless the context otherwise requires, when used in a historical context, references in this prospectus to “Empire Petroleum Partners,” “we,” “our,” “us,” “the partnership,” or like terms, refer to Empire Petroleum Partners, LLC, a Delaware limited liability company, and its subsidiaries, or, as the context may require, to Empire Petroleum Holdings, LLC, a Delaware limited liability company, and its subsidiaries. Our predecessor for accounting purposes is Empire Petroleum Partners, LLC for the years ended December 31, 2014, 2013 and 2012, and for the period from July 7, 2011 through December 31, 2011, and is Empire Petroleum Holdings, LLC for the period from January 1, 2011 through July 6, 2011 and the year ended December 31, 2010.

Unless the context otherwise requires, when used in the present tense or in a prospective context, references in this prospectus to “Empire Petroleum Partners,” “we,” “our,” “us,” “the partnership,” or like terms refer to Empire Petroleum Partners, LP, a Delaware limited partnership, and its subsidiaries. References to “Empire” refer to Empire Petroleum Partners, LLC. References in this prospectus to “our general partner” refer to Empire Petroleum Partners GP, LLC, a Delaware limited liability company and our general partner. References in this prospectus to “Empire Services” refer to Empire Petroleum Services, LLC, a Delaware limited liability company and our wholly owned subsidiary. Although Empire Services is organized as a limited liability company, it has elected to be treated as a corporation solely for U.S. federal income tax purposes. Unless the context otherwise requires, references in this prospectus to “Recent Acquisitions” refer collectively to our acquisition of (i) motor fuel supply agreements and related assets and 18 retail fuel outlets from Atlas Oil Company, or “Atlas,” (ii) 41 retail fuel outlets from CST Brands, Inc., or “CST,” and (iii) motor fuel supply agreements and related assets from Mansfield Oil Company of Gainesville, Inc., or “Mansfield,” in each case as more fully described in “—Recent Acquisitions.” Unless otherwise noted, all operational data included in this prospectus reflects our business operations as of February 28, 2015.

Overview

We are a growth-oriented Delaware limited partnership primarily engaged in the wholesale distribution of motor fuel under long-term, fixed-margin supply agreements. We distribute motor fuel to over 1,300 retail fuel outlets across 27 states and the District of Columbia, making us one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. Our motor fuel distribution network serves retail fuel outlets, which we refer to as “sites,” primarily in our four core markets of Texas, the Southeast, the Great Lakes and the Mid-Atlantic regions of the United States. For the year ended December 31, 2014, pro forma for the Recent Acquisitions, we distributed approximately 919 million gallons of motor fuel under most major fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero.

We distribute motor fuel to:

•	1,060 sites operated by independent dealers, which we refer to as “dealer-operated sites”;

•	190 sites operated by independent consignment agents, which we refer to as “consignment sites,” where we sell motor fuel directly to consumers but do not operate the sites; and

•	61 sites that we operate, which we refer to as “company-operated sites.”

We believe that our long-term, fixed-margin motor fuel supply agreements with independent dealers, or “dealers,” provide us with stable and predictable cash flow that will support consistent distributions to our unitholders. We intend to grow our business primarily through acquisitions of wholesale fuel supply agreements, which we believe will add to the scale, stability and diversification of our motor fuel distribution network.

Since 2011, we have pursued an acquisition growth strategy and have successfully completed 12 acquisitions, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% from 165 million gallons in 2011 to 919 million gallons in 2014, pro forma for the Recent Acquisitions. The table below illustrates our growth and the historical volumes distributed to dealer-operated sites, consignment sites and company-operated sites.

	Motor Fuel Distributed
	Year Ended December 31,
					2014 Pro Forma(1)
	2011	2012	2013	2014	Fuel Volume	Percentage of Total
	(gallons in millions)
Dealer-Operated Sites	137	277	326	453	695	76%
Consignment Sites	17	32	51	50	144	15%
Company-Operated Sites	11	39	37	45	80	9%

Total	165	348	414	548	919	100%

(1)	Pro forma for the Recent Acquisitions. Does not include gallons attributable to one acquisition completed in March 2015.

In our wholesale motor fuel distribution business, we distribute motor fuel to independent dealer-operated sites pursuant to long-term, fixed margin supply agreements. These agreements obligate dealers to purchase motor fuel exclusively from us and typically contain minimum volume commitments. In 2014, pro forma for the Recent Acquisitions, 62% of the volume that we distributed to dealers was supported by these minimum volume commitments. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we are able to pass on the cost of motor fuel to the dealers. We typically purchase motor fuel only after receiving a dealer order and we hold title to the fuel only for the intraday period required for delivery. In addition, following the closing of this offering, we will distribute motor fuel to our consignment sites and company-operated sites pursuant to a long-term, fixed-margin supply agreement, which we refer to as the “Empire Supply Agreement,” that we will enter into with Empire Services. Please read “Business—Our Business and Properties—Wholesale Motor Fuel Distribution—Empire Supply Agreement.”

Under our supply agreements with dealers, we typically receive a fixed margin, expressed in cents per gallon, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Due to the large volume of motor fuel that we purchase, we typically benefit from volume rebates and prompt payment incentives from most major oil companies with whom we do business, some of which may not be available to smaller wholesale distributors. Pursuant to the Empire Supply Agreement, we will receive a fixed margin per gallon, in addition to the cost of purchasing and delivering the motor fuel, for motor fuel that we distribute to our consignment sites and company-operated sites. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, the total gross margin per gallon that we received from the wholesale distribution of motor fuel, including fixed margins, rebates and incentive payments, was 4.6 cents per gallon, and our gross profit from the wholesale distribution of motor fuel was approximately $42.4 million, or 53% of our total gross profit.

In addition to income from our wholesale distribution of motor fuel, we receive income from retail sales of motor fuel to consumers at consignment sites and company-operated sites, income from sales of convenience store merchandise at company-operated sites and rental income from 99 sites that we lease or sublease to dealers or consignment agents. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers, sales of convenience store merchandise and site leases was approximately $22.2 million, $15.0 million and $0.8 million, or 27%, 19% and 1% of our total gross profit, respectively.

We purchase motor fuel primarily from major oil companies pursuant to motor fuel purchase agreements. We are a distributor of most major motor fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero, as well as unbranded motor fuel. We believe that the variety and large volume of branded and unbranded motor fuel that we distribute is one of our key competitive advantages over many other wholesale motor fuel distributors. For example, we are currently able to offer most major brands of motor fuel to our dealers whereas, according to the Society of Independent Gasoline Marketers of America, or “SIGMA,” the average member of SIGMA offered four or fewer of the approximately 15 major brands of motor fuel in 2014. As an independent wholesale distributor with strong, unbiased relationships with a diverse group of major oil companies, we are able to tailor our distribution of specific brands to dealers in geographic regions with demonstrated brand preferences. For example, we are the second largest distributor of Shell-branded fuel in Texas, the third largest distributor of Phillips 66-branded fuel in the Midwest, one of the five largest distributors of BP-branded fuel in Georgia and one of the ten largest distributors of Chevron-branded fuel across six southern states from Texas to Florida.

For the year ended December 31, 2014, pro forma for the Recent Acquisitions, we had gross profit of $80.4 million, Adjusted EBITDA of $38.9 million and net loss of $3.2 million. Please read “—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles, or “GAAP.”

Our Business Strategies

Our primary business objectives are to maintain stable cash flow and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•

Grow Our Motor Fuel Distribution Volume Through Accretive Acquisitions. Since 2011, we have grown our motor fuel distribution volume at a compound annual growth rate of 77% through 12 acquisitions, ten of which were sourced outside of a competitive auction process. We intend to continue to leverage our dedicated acquisition team, as well as our relationships with dealers and Empire’s equityholders, to source accretive acquisition opportunities pursuant to the following strategies:

•

Capitalize on Highly Fragmented Distributor Market. According to Petroleum Trends International, Inc., as of January 2015, there were approximately 4,850 domestic wholesale fuel distributors, reflecting the fragmented nature of our industry. In addition, in recent years, major oil companies have been increasing the minimum volume, scale and credit requirements for their motor fuel distribution partners. As a result, we believe there is considerable opportunity for consolidation in our industry given the large number of wholesale fuel distributors with limited scale that may consider selling their businesses.

•

Focus on Acquiring Wholesale Volume with Stable, Fixed-Margin Cash Flow. We intend to focus on maintaining stable, fixed-margin cash flow generated primarily under long-term wholesale motor fuel supply agreements. We will therefore generally prioritize acquisition opportunities that will rapidly increase the volume of motor fuel that we distribute in our wholesale business rather than focusing on acquisitions of company-operated sites or real estate. By increasing our wholesale motor fuel distribution volume, both through multi-site acquisitions and single-site additions, we believe that we will be able to realize improved purchasing power and leverage our flexible and scalable distribution platform, thus expanding our opportunities for particularly accretive acquisitions.

•

Target Growth in Existing Core Markets and Opportunistically Expand into New Markets. We believe that targeting acquisitions in and around our current core markets will allow us to improve our purchasing power with major oil companies and leverage our existing personnel in these markets. In addition, we have a proven ability to expand into and quickly achieve scale in new markets, and we will continue to evaluate acquisition opportunities in new markets. We intend to pursue high-quality assets in attractive markets and focus on the acquisition of long-term wholesale motor fuel supply agreement portfolios.

•

Focus on Dealer-Operated Sites and Maintain Independence. We will continue to focus on wholesale motor fuel distribution to dealer-operated sites. We intend to strengthen our relationships with dealers by focusing on customer service, offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. Unlike some of our competitors, as an independent wholesale distributor, we are able to maintain alignment of interests with our dealers and avoid direct competition with them in most circumstances. While we will acquire and operate sites in select situations, our strategy is to ultimately lease most of the sites we acquire to dealers and generate stable, fixed-margin cash flow from long-term wholesale motor fuel supply agreements and rental income. We believe that our dealer focus will continue to strengthen our reputation and allow us to organically grow our business by entering into supply agreements with new dealers and more favorable long-term supply agreements with dealers with whom we have existing relationships.

•

Continue to Develop and Capitalize on Our Relationships with Major Oil Companies. We are one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States, and we distribute a wide variety of fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero. Over 85% of the motor fuel that we distribute, pro forma for the Recent Acquisitions, is branded motor fuel. As our wholesale distribution business continues to grow, we expect to benefit from more favorable prompt payment incentives, volume rebates, procurement costs and other economies of scale.

•

Maintain Financial Flexibility and Conservative Leverage. We plan to pursue a disciplined financial policy and maintain a conservative capital structure, which we believe will allow us to take advantage of attractive acquisition opportunities. At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our $250 million revolving credit facility. This facility also has a $75 million accordion feature. We believe that this borrowing capacity, together with our cash from operations and our ability to access the debt and equity capital markets will allow us to fund potential future acquisitions and our working capital needs.

For a more detailed description of our business strategies, please read “Business—Our Business Strategies.”

Our Competitive Strengths

We believe we will be able to execute our business strategies successfully because of the following competitive strengths:

•

Stable Cash Flow from Long-Term, Fixed-Margin Wholesale Supply Agreements with Limited Commodity Exposure. We generate revenue primarily through long-term, fixed-margin wholesale motor fuel supply agreements with dealers. During the year ended December 31, 2014, pro forma for the Recent Acquisitions, approximately 76% of our motor fuel sales by volume were made to dealers pursuant to fixed-margin supply agreements, approximately 90% of which were long-term contracts.

Our supply agreements generally have an initial term of 10 years and, as of February 28, 2015, had an average remaining term of approximately 8.7 years. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we pass on the cost of motor fuel to dealers. The transportation costs that we incur are also passed through to dealers.

•

Proven Track Record of Volume Growth Through Acquisitions; Scalable Platform and Robust Acquisition Pipeline. We have a proven track record of volume growth and a dedicated acquisition team that identifies, evaluates, executes and integrates acquisition opportunities that drive accretive growth. Since 2011, we have successfully completed 12 acquisitions, ten of which were sourced outside of a competitive auction process, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77%. Four of the 12 sellers in our acquisitions since 2011 now hold equity interests in Empire and have extensive contacts throughout the motor fuel distribution industry. In addition, we have demonstrated that our business is predictably scalable. From 2012 to 2014, pro forma for the Recent Acquisitions, our Adjusted EBITDA per gallon increased steadily each year from 2.4 cents per gallon to 4.2 cents per gallon, highlighting the benefits of the growing economies of scale we expect to continue to realize going forward. We believe that our dedicated acquisition team, along with our relationships with dealers and Empire’s equityholders, position us to successfully pursue accretive acquisitions in our highly fragmented industry. We have a robust acquisition pipeline and have identified numerous potential targets that we believe would significantly increase the volume of motor fuel that we distribute and further leverage our scalable platform.

•

Leading Independent Wholesale Distributor and Strong Relationships with a Diversified Dealer Base. Unlike some of our competitors that are more focused on company-operated sites, we are an independent wholesale distributor primarily focused on motor fuel distribution to independent dealer-operated sites, which limits the competitive tension between our dealers and us. We have established strong relationships with our dealers by focusing on customer service, offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. Our dealer base is highly diversified and no single dealer accounts for more than 5% of our volume.

•

Favorable Fuel Purchase Agreements Through Our Scale and Strong Relationships with Major Oil Companies. We are one of the largest and most geographically diversified independent wholesale motor fuel distributors in the United States, and we believe that we can leverage our size and strong relationships with major oil companies to obtain favorable terms in our fuel purchase agreements. Major oil companies continue to raise the minimum volume, scale and credit requirements for their motor fuel distribution partners. We believe this benefits us, given the volume of motor fuel we purchase, the size of our motor fuel distribution network, our creditworthiness and our growth strategy.

•

Financial Flexibility to Fund Acquisitions. At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our $250 million revolving credit facility. This facility also has a $75 million accordion feature. We believe that the borrowing capacity available under our revolving credit facility, together with our cash flow from operations and our ability to access the debt and equity capital markets, will provide us with the financial flexibility to fund future acquisitions, including those in our robust acquisition pipeline. Additionally, we believe that our ability to make acquisitions with both cash and partnership interests will expand our universe of potential acquisition opportunities and help us pursue further accretive growth for our unitholders.

•

Our Experienced and Incentivized Management Team. With an average of over 20 years of industry experience, our management team has a proven ability to build relationships with dealers and major oil companies, acquire and develop motor fuel distribution assets, integrate acquisitions and grow operations while maintaining financial discipline. Prior to joining Empire, our chief executive officer, with the assistance of our chief operating officer, led the expansion of Murphy USA’s retail operations from zero to nearly 4 billion gallons of motor fuel sold annually over a span of 13 years. Additionally, our management team will collectively own approximately 8.5% of our general partner, further incentivizing the successful implementation of our growth strategy.

For a more detailed description of our competitive strengths, please read “Business—Our Competitive Strengths.”

Recent Acquisitions

In 2014 and 2015, we completed six acquisitions, adding approximately 534 million annual gallons and an additional 69 owned or leased sites to our motor fuel distribution network. The three acquisitions described below were transformational, accounting for approximately 425 million annual gallons and 59 owned or leased sites.

Acquisition of Atlas Assets

On January 12, 2015, we acquired motor fuel supply agreements and related assets and 18 sites from Atlas for total consideration of $81.6 million. The assets acquired from Atlas are concentrated in the Great Lakes region of the United States and added approximately 211 million annual gallons to our motor fuel distribution network. The Atlas asset acquisition established a new market for us in the Great Lakes region, increased the volume of motor fuel purchased from and strengthened our relationships with the Marathon and Phillips 66 motor fuel brands, and provided us with a strategic equity partner that currently owns approximately 11% of Empire and has the right to appoint one member to Empire’s board of directors. We acquired substantially all of Atlas’ retail motor fuel business, and Atlas has retained all of its commercial motor fuel distribution business. Pursuant to the purchase agreement with Atlas, Atlas granted Empire a purchase option until January 2020, which we refer to as the “Atlas Purchase Option,” on any retail motor fuel business that Atlas sources during such period. Empire will contribute its rights to the Atlas Purchase Option to us in connection with this offering. Please read “Business—Atlas Purchase Option.”

Acquisition of CST Sites

Beginning on November 10, 2014 and continuing through December 12, 2014, we acquired 41 sites from CST in Texas and Colorado for a total purchase price of $43.9 million. The assets acquired from CST added approximately 40 million annual gallons to our motor fuel distribution network. The CST asset acquisition expanded our geographic footprint in Texas, added Colorado to our motor fuel distribution network, increased the volume of motor fuel purchased from and strengthened our relationship with the Valero motor fuel brand, and added attractive assets to our real estate portfolio.

Acquisition of Mansfield Assets

On September 24, 2014, we acquired motor fuel supply agreements and related assets from Mansfield for total consideration of $30.6 million. The assets acquired from Mansfield are concentrated in the Southeast region of the United States and added approximately 174 million annual gallons to our motor fuel distribution network. The Mansfield asset acquisition expanded our footprint into eight new states, strengthened our position in certain of our core markets, increased the volume of motor fuel purchased from and strengthened our relationships with the BP, Citgo, Exxon, Mobil and Valero motor fuel brands, increased the volume of unbranded motor fuel that we distribute, and provided us with a strategic equity partner that currently owns approximately 3% of Empire. We acquired substantially all of Mansfield’s retail motor fuel business, and Mansfield has retained all of its commercial motor fuel distribution business.

Our Relationship With Empire

We benefit from our relationship with Empire, a Dallas-based private company, and its equityholders. In connection with the closing of this offering, Empire will contribute substantially all of its assets and liabilities to us and will continue to own and control our general partner. In addition, our omnibus agreement will provide that Empire grant us a right of first offer, which we refer to as the “Empire Right of First Offer,” for a period of five years following the closing of this offering on any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party.

Empire is controlled by American Infrastructure MLP Fund, L.P. and its affiliated funds, or “AIM,” a group of private investment funds. Two of Empire’s equityholders, Atlas and Mansfield, are engaged in fuel supply, logistics and services operations in the United States. We believe that these equityholders provide us with additional industry knowledge and relationships and increase our potential for future accretive growth opportunities. In addition, Atlas has granted Empire the Atlas Purchase Option, which will be contributed to us in connection with this offering. Please read “Business—Atlas Purchase Option.”

We believe that Empire and its equityholders have a strong incentive to support our business and our growth. After the completion of this offering, Empire will own         % of our common units and all of our subordinated units (representing an aggregate         % limited partner interest in us), as well as approximately 91.5% of our general partner, which owns a non-economic general partner interest in us and will own all of our incentive distribution rights. The remaining approximately 8.5% interest in our general partner will be owned by members of our management team.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before investing in our common units. If any of these risks were to occur, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected, and you could lose all or part of your investment.

Formation Transactions

In connection with this offering, Empire will contribute substantially all of its assets and liabilities to us.

In addition, in connection with this offering, we will:

•	issue common units and subordinated units to Empire, representing an aggregate % limited partner interest in us;

•	issue all of the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

•	issue common units to the public in this offering, representing a % limited partner interest in us;

•	amend and restate our existing $250 million revolving credit facility;

•	apply the net proceeds from this offering as described in “Use of Proceeds”;

•

contribute our consignment agreements, company-operated sites and certain of our leased properties to Empire Services, a taxable subsidiary, as described under “Material Federal Income Tax Consequences”;

•	enter into the Empire Supply Agreement with Empire Services; and

•	enter into an omnibus agreement with Empire and our general partner.

Ownership and Organizational Structure

After giving effect to the transactions described above, assuming the underwriters’ option to purchase additional common units from us is not exercised, our partnership interests will be held as follows:

Public Common Units		%
Empire Units:
Common Units		%
Subordinated Units		%
Non-Economic General Partner Interest	0.0	%(1)

Total	100.0%

(1)	Our general partner owns a non-economic general partner interest in us. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.

(1)	AIM Empire Holdings, LLC controls the board of directors of Empire Petroleum Partners, LLC, which has the ability to appoint all of the members of the board of directors of our general partner. No other equityholder of Empire Petroleum Partners, LLC controls more than 37.4% of the outstanding limited liability company interests of Empire Petroleum Partners, LLC.
(2)	Empire Petroleum Services, LLC, through which we will conduct our retail operations, has elected to be treated as a corporation solely for U.S. federal income tax purposes.

Our Management

We are managed by the board of directors and executive officers of our general partner, Empire Petroleum Partners GP, LLC. The executive officers of our general partner will remain employees of Empire. Empire will own approximately 91.5% of our general partner and has the right to appoint, modify or replace at any time the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards established by the New York Stock Exchange, or the “NYSE.” Unlike shareholders in a publicly traded corporation who are entitled to vote in the election of directors, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. For more information about the directors and executive officers of our general partner, please read “Management.” Following this offering, Empire will own         % of our outstanding common units and all of our outstanding subordinated units, as well as approximately 91.5% of our general partner, which owns a non-economic general partner interest in us and will own all of our incentive distribution rights. The remaining approximately 8.5% interest in our general partner will be owned by members of our management team.

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, our operating subsidiaries. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring, or causing our subsidiaries to hire, additional employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by one or more of our subsidiaries or by our general partner and its affiliates. We refer to these individuals collectively as our employees because they provide services directly to us.

Following the consummation of this offering, neither our general partner nor its affiliates will receive any management fee or other compensation in connection with our general partner’s management of our business, but, pursuant to our partnership agreement and our omnibus agreement, we will reimburse our general partner and its affiliates, including Empire, for all expenses they incur and payments they make on our behalf. These expenses include the costs of employee and director compensation and benefits properly allocable to us, and all other expenses necessary or appropriate for the conduct of our business and allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Principal Executive Offices

Our principal executive offices are located at 8350 North Central Expressway, Suite M2185, Dallas, Texas, 75206, and our telephone number is (214) 750-9313. Following the completion of this offering, our website will be located at http://www.                     .com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the “SEC,” available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a legal duty to manage us in a manner it believes is in our best interest. However, the officers and directors of our general partner also have duties to manage the business of our general partner in a manner that is also in the best interests of Empire and the other owners of our general partner. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Empire, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to our unitholders, which in turn has an effect on whether our general partner receives cash distributions on the incentive distribution rights it owns. In addition, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period. All of these actions are permitted under our partnership agreement and will not be a breach of any duty (fiduciary or otherwise) of our general partner. Please read “Conflicts of Interest and Duties.”

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership, provided that a partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Empire and its affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us; provided, that Empire and Atlas have limited obligations to provide business opportunities to us pursuant to the Empire Right of First Offer and Atlas Purchase Option, respectively, and two of Empire’s equityholders, Atlas and Mansfield, are subject to limited non-compete agreements with us that will expire in 2020 and 2019, respectively. Please read “Business—Omnibus Agreement” and “Business—Atlas Purchase Option.” By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and, pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of Our General Partner” and “Certain Relationships and Related Party Transactions.”

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	common units and subordinated units, representing a % and % limited partner interest in us, respectively. Our general partner owns a non-economic general partner interest in us and will own all of the incentive distribution rights. If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from that exercise to redeem from Empire the number of common units issued upon such exercise, at a price per common unit equal to the proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering, based on an initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, commissions and the structuring fee to:

•	repay $ million in borrowings outstanding under our revolving credit facility;

•	make a distribution to Empire of $ , a portion of which will be used to reimburse Empire for certain capital expenditures it incurred with respect to assets contributed to us; and

•	for general partnership purposes, including transaction fees and expenses of this offering.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from that exercise to redeem from Empire the number of common units issued upon such exercise, at a price per common unit equal to the proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee. Accordingly, any exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all of our units. Please read “Use of Proceeds.”

Cash distributions	We intend to pay the minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash amount after reserves and the payment of fees and expenses as “available cash.” Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of the offering through , 2015, based on the actual length of that period.

In general, we will pay any cash distribution we make each quarter in the following manner:

•	first, to the holders of common units until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to the holders of common and subordinated units, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our general partner will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on all of our common units and subordinated units to be outstanding immediately after this offering is approximately $ million (or an average of approximately $ million per quarter).

The amount of pro forma distributable cash flow generated during the year ended December 31, 2014 would have been sufficient to support the payment of the full minimum quarterly distribution on all of our common and subordinated units during that period. Please read “Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016,” that we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distribution of $ million on all of our common units and subordinated units for the twelve months ending June 30, 2016. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will pay quarterly distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Empire will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (1) $ (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units for each of three consecutive, non-overlapping four quarter periods ending on or after , 2018, or (2) $ (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the related distributions on the incentive distribution rights for any four-quarter period ending on or after , 2016, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation who are entitled to vote in the election of directors, our unitholders will not be entitled to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of holders of at least 66 2/3% of the outstanding common and subordinated units, voting together as a single class, including any units owned by our general partner and its affiliates. Upon consummation of this offering and after giving effect to the formation transactions, Empire will own % of our total outstanding common units and subordinated units on an aggregate basis (or % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders cannot initially remove our general partner without its consent. Please read “Our Partnership Agreement—Voting Rights.”

Issuance of additional partnership interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests, including partnership interests that are senior to our common units, as well as options, rights, warrants and appreciation rights relating to partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional partnership interests issued. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own % of our common units. After the end of the subordination period (which could occur as early as within the quarter ending , 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units), Empire will own % of our outstanding common units and therefore would not be able to exercise the call right at that time. Please read “Our Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2018, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to our prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences.”

Exchange listing	We intend to apply to list our common units on the NYSE, under the symbol “EPLP.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows summary historical financial and operating data of Empire, our accounting predecessor for the periods and as of the dates indicated, and summary unaudited pro forma financial and operating data of Empire Petroleum Partners, LP for the period and as of the date indicated. The summary historical financial data of Empire as of and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited historical consolidated financial statements of Empire appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the audited historical consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma financial data presented in the following table as of and for the year ended December 31, 2014 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma balance sheet gives effect to the acquisition of certain assets from Atlas and assumes the offering and the related transactions occurred as of December 31, 2014, and the unaudited pro forma statement of income for the year ended December 31, 2014 gives effect to the Recent Acquisitions and assumes the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

•	the contribution by Empire of substantially all of its assets and liabilities to us;

•	our issuance to Empire of common units and subordinated units;

•	our issuance of all of the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

•	our issuance of common units to the public in this offering, representing a % limited partner interest in us;

•	the amendment and restatement of our revolving credit facility;

•	the application of the net proceeds from this offering as described in “Use of Proceeds”;

•

our contribution of our consignment agreements, company-operated sites and certain of our leased properties to Empire Services, a taxable subsidiary, as described under “Material Federal Income Tax Consequences”;

•	our entry into the Empire Supply Agreement with Empire Services; and

•	our entry into an omnibus agreement with Empire and our general partner.

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $2.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

	Predecessor Historical			Partnership Pro Forma
	Year Ended December 31,			Year Ended December 31,
	2014	2013	2012	2014
				(unaudited)
	(in thousands, except per unit data)
Statement of Income Data:
Revenue:
Motor fuel sales	$1,466,605	$1,210,188	$1,051,904	$2,614,591
Merchandise sales	25,871	22,909	24,424	51,799
Rental income and other	6,120	8,063	11,077	7,572

Total revenue	1,498,596	1,241,160	1,087,405	2,673,962
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,422,017	1,174,859	1,023,994	2,549,961
Merchandise sales	18,855	16,238	17,879	36,819
Rental income and other	6,775	7,420	10,483	6,775

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,447,647	1,198,517	1,052,356	2,593,555

Total gross profit (excluding depreciation, amortization and accretion expenses)	50,949	42,643	35,049	80,407

Operating expenses:
Selling, general and administrative expenses	30,057	28,874	27,012	53,000
Depreciation, amortization and accretion expenses	13,526	8,445	6,549	28,031
Acquisition expenses	2,586	809	2,938	—
(Gain) on sale of assets	(860)	(158)	—	(860)

Total operating expenses	45,309	37,970	36,499	80,171

Operating income (loss)	5,640	4,673	(1,450)	236

Other expense:
Interest expense, net	3,607	2,752	2,001	3,627
Other expense (income)	—	—	—	(318)

Total other expense	3,607	2,752	2,001	3,309

Income (loss) from continuing operations before income taxes	2,033	1,921	(3,451)	(3,073)
Provision for income taxes	141	159	14	141

Income (loss) from continuing operations	1,892	1,762	(3,465)	(3,214)
Income (loss) from discontinued operations	—	5,263	(196)	—

Net income (loss)	$1,892	$7,025	$(3,661)	$(3,214)

Earnings (loss) per unit—basic and diluted:
Income (loss) from continuing operations	$0.32	$0.32	$(0.71)
Income (loss) from discontinued operations	—	0.94	(0.04)

Net income (loss) per unit	$0.32	$1.26	$(0.75)

Weighted-average units outstanding—basic and diluted	5,844,042	5,587,284	4,890,850

Other Financial Data (unaudited):
Adjusted EBITDA(1)	$21,892	$14,502	$8,317	$38,901
Capital expenditures, including acquisitions	$99,746	$5,763	$35,506
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$18,557	$7,228	$2,253
Investing activities	$(96,185)	$29,577	$(34,940)
Financing activities	$90,582	$(38,626)	$29,740

	Predecessor Historical						Partnership Pro Forma
	Year Ended December 31,						Year Ended December 31,
	2014		2013		2012		2014
							(unaudited)
	(in thousands, except operating data)
Balance Sheet Data (at period end):
Cash	$15,458		$2,504		$4,325		$
Property and equipment, net	97,702		53,255		81,741
Total assets	282,358		153,152		181,156
Long-term debt	88,774		39,104		58,480		77,000
Total liabilities	146,724		72,108		95,376
Members’ equity	135,634		81,044		85,780
Total liabilities and members’ equity:	282,358		153,152		181,156

Operating Data (unaudited):
Motor fuel gallons distributed (millions)
Dealer-operated sites	453		326		277		695
Consignment sites	50		51		32		144
Company-operated sites	45		37		39		80

Total gallons distributed	548		414		348		919
Fuel gross margin (cents per gallon)	8.1	¢	8.5	¢	8.0	¢	7.0	¢
Number of sites (period end)	1,062		698		663		1,311

(1)	For a definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “ —Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We define EBITDA as net income before interest expense, income tax expense, depreciation, amortization and accretion expenses. We define Adjusted EBITDA as EBITDA, as further adjusted to exclude certain non-recurring items, such as the gain or loss on sale of assets, acquisition expenses and non-cash items. Adjusted EBITDA should not be considered an alternative to net income (determined in accordance with GAAP) as an indication of our performance, and we believe that to understand our operating performance further, Adjusted EBITDA should be compared with our reported net income in accordance with GAAP, as presented in our consolidated financial statements.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded limited partnerships, without regard to financing methods;

•	the ability of our business to generate sufficient cash to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities. Adjusted EBITDA should not be considered an alternative to GAAP net income, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income or net cash provided by operating activities, and these measures may vary from those of other companies. As a result, Adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures of other companies, including our competitors, thereby diminishing their utility. Further, you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table presents a reconciliation of net income to Adjusted EBITDA.

	Predecessor Historical						Partnership Pro Forma
	Empire Petroleum Partners, LLC				Empire Petroleum Holdings, LLC
	Year Ended December 31,			Period from July 7, 2011 through December 31, 2011	Period from January 1, 2011 through July 6, 2011	Year Ended December 31, 2010	Year Ended December 31, 2014
	2014	2013	2012
					(unaudited)		(unaudited)
	(in thousands)
Net Income (loss)	$1,892	$7,025	$(3,661)	$(10,936)	$(230)	$88	$(3,214)
Depreciation, amortization and accretion expenses	13,526	8,445	6,549	1,409	1,339	1,086	28,031
Interest expense, net	3,607	2,752	2,001	582	256	143	3,627
Provision for (benefit from) income taxes	141	159	14	—	—	(209)	141

EBITDA	19,166	18,381	4,903	(8,945)	1,365	1,108	28,585

Acquisition expenses	2,586	809	2,938	10,091	887	267	—
(Gain) on sale of assets	(860)	(158)	—	—	—	—	(860)
Other expense (income)	1,000	733	280	75	377	306	116
Selling, general and administrative expenses not acquired(1)	—	—	—	—	—	—	11,060
(Income) loss from discontinued operations	—	(5,263)	196	—	—	—	—

Adjusted EBITDA	$21,892	$14,502	$8,317	$1,221	$2,629	$1,681	$38,901

(1)	Reflects the elimination of expenses contained in the carve-out financial statements of Atlas, CST and Mansfield that were included in our unaudited pro forma statement of operations but were not acquired by us in connection with the Recent Acquisitions. Please read our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

The following table presents reconciliation of net cash provided by (used in) operating activities to Adjusted EBITDA.

	Predecessor Historical
	Empire Petroleum Partners, LLC				Empire Petroleum Holdings, LLC
	Year Ended December 31,			Period from July 7, 2011 through December 31, 2011	Period from January 1, 2011 through July 6, 2011	Year Ended December 31, 2010
	2014	2013	2012
					(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$18,557	$7,228	$2,253	$(17,650)	$342	$1,774
Changes in operating assets and liabilities	(2,998)	4,661	2,684	9,624	767	(714)
Gain on sale of assets	860	158	—	—	—	—
Interest expense, net	3,607	2,752	2,001	582	256	143
Provision for (benefit from) income taxes	141	159	14	—	—	(209)
Other	(1,001)	3,423	(2,049)	(1,501)	—	114

EBITDA	19,166	18,381	4,903	(8,945)	1,365	1,108

Acquisition expenses	2,586	809	2,938	10,091	887	267
(Gain) on sale of assets	(860)	(158)	—	—	—	—
Other expense (income)	1,000	733	280	75	377	306
(Income) loss from discontinued operations	—	(5,263)	196	—	—	—

Adjusted EBITDA	$21,892	$14,502	$8,317	$1,221	$2,629	$1,681

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our results of operations, financial condition and ability to make distributions to our unitholders could be materially adversely affected. In that case, we might not be able to make distributions to our unitholders, the trading price of our common units could decline, and you could lose all or part of your investment in us.

Risks Inherent in Our Business

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

In order to support the payment of the minimum quarterly distribution of $         per unit per quarter, or $         per unit on an annualized basis, we must generate distributable cash flow of approximately $         million per quarter, or approximately $         million per year, based on the number of common units and subordinated units to be outstanding immediately after the completion of this offering. We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on a number of factors, some of which are beyond our control, including, among other things:

•	demand for motor fuel in the markets we serve, including seasonal fluctuations in demand, and the margin per gallon we earn distributing motor fuel;

•	competition from other companies that sell and distribute motor fuel products in our market areas;

•	the inability to renew expiring fuel supply agreements with dealers or negotiate acceptable leases for our sites;

•	regulatory action affecting the supply of or demand for motor fuel, our operations, our existing contracts or our operating costs;

•	volatility of prices for motor fuel; and

•	prevailing economic conditions.

In addition, the actual amount of cash we have available for distribution will depend on other factors including:

•	the amount of our operating expenses and general and administrative expenses, including any fees and expenses of our general partner and its affiliates that we are required to reimburse;

•	our debt service requirements and other liabilities;

•	changes in interest rates;

•	fluctuations in our working capital needs;

•	the level and timing of our maintenance capital expenditures;

•	the cost of acquisitions, if any;

•	our ability to borrow funds and access capital markets;

•	restrictions on distributions contained in any of our debt agreements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our forecast of Adjusted EBITDA and distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual distributable cash flow to differ materially from our forecast.

The forecast of Adjusted EBITDA and distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations, Adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, including, but not limited to, the volume of motor fuel that we will distribute to independent dealers and Empire Services, the margins that we will receive on volumes distributed to independent dealers and Empire Services, the amount of income that we will receive from retail sales of motor fuel to consumers at consignment sites and company-operated sites and sales of merchandise at company-operated sites, and the amount of rental income that we will receive from sites that we lease or sublease to independent dealers.

Our financial forecast has been prepared by our management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

A significant decrease in demand for motor fuel in the areas we serve could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

A significant decrease in demand for motor fuel in the areas we serve could significantly reduce our revenues and, therefore, could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders. Our revenues are dependent on various trends, such as trends in automobile and commercial truck traffic, travel and tourism in our areas of operation, and these trends can change. Furthermore, seasonal fluctuations or regulatory action, including government imposed fuel efficiency standards, may affect demand for motor fuel. Because certain of our operating costs and expenses, such as our general and administrative costs, are fixed and do not vary with the volumes of motor fuel we distribute, our costs and expenses might not decrease ratably or at all should we experience a reduction in our volumes distributed. As a result, if our fuel distribution volumes decrease, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

A majority of our revenue is generated under fuel supply agreements that must be renegotiated or replaced periodically. If we are unable to successfully renegotiate or replace these agreements, then our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

A majority of our revenue is generated under fuel supply agreements with independent dealers. As these supply agreements expire, they must be renegotiated or replaced. Our fuel supply agreements generally have an initial term of 10 years and, as of February 28, 2015, had an average remaining term of approximately 8.7 years. Our dealers have no obligation to renew their fuel supply agreements with us on similar terms or at all.

We also receive rental income from 99 sites that we lease or sublease to dealers or consignment agents. Our lessees have no obligation to renew their leases on similar terms or at all. Our leases typically have an initial term of 3 to 10 years, and, as of February 28, 2015, had an average remaining term of approximately 3.7 years.

We may be unable to renegotiate or replace our fuel supply agreements or leases when they expire, and the terms of any renegotiated fuel supply agreements or leases may not be as favorable as the terms of the agreements or leases they replace. Whether these fuel supply agreements and leases are successfully renegotiated or replaced is frequently subject to factors beyond our control. Such factors include fluctuations in motor fuel prices, a dealer’s ability to pay for or accept the contracted volumes, fluctuations in market rental rates and a competitive marketplace for the services offered by us. If we cannot successfully renegotiate or replace our fuel supply agreements or leases or must renegotiate or replace them on less favorable terms, revenues from these arrangements could decline and our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

The amount of cash we will have available for distribution to our unitholders depends primarily on our cash flow rather than on our profitability, which may prevent us from making cash distributions even during periods when we record net income.

The amount of cash we have available for distribution depends primarily on our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net income for financial accounting purposes.

If we are unable to make accretive acquisitions of fuel supply agreements, our future growth could be limited.

Our ability to grow and maintain our existing motor fuel distribution volumes depends substantially on our ability to acquire fuel supply agreements that increase the volumes of motor fuel that we distribute to independent dealers and thereby increase our distributable cash flow per unit. However, we are experiencing increased competition for the fuel supply agreements we contemplate acquiring and may be unable to make accretive acquisitions. Weak economic conditions and competition for such acquisitions could limit our ability to fully execute our growth strategy. Our future growth and ability to increase distributions will be limited if we are unable to make accretive acquisitions from third parties because, among other reasons:

•	we are unable to identify attractive third-party acquisition opportunities;

•	we are unable to negotiate acceptable purchase agreements with third parties;

•	we are unable to obtain financing for these acquisitions on economically acceptable terms;

•	we are unable to obtain necessary governmental or third-party consents; or

•	we are outbid by competitors.

Further, certain fuel purchase agreements that we may seek to acquire may contain purchase options, typically lasting between 30 and 60 days, pursuant to which the applicable oil company may purchase sites selling its branded motor fuel. If any such option were exercised, we would not be able to acquire the desired sites. Additionally, with the exception of the Empire Right of First Offer, the Atlas Purchase Option and the limited non-compete agreements to which Atlas and Mansfield are subject, Empire and its affiliates are not restricted from competing with us in the future and have no obligation or duty to present us with acquisition opportunities. Please read “Conflicts of Interest and Duties.”

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to our unitholders.

Even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in less cash generated from operations on a per unit basis. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including potential growth;

•	the ability to successfully integrate the assets we acquire;

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the assumption of unknown liabilities for which we are not indemnified or insured or for which our indemnity or insurance is inadequate, including liabilities arising out of spills or releases of motor fuel or resulting from a prior owner’s noncompliance with applicable federal, state or local laws;

•	the diversion of management’s and certain employees’ attention from other business concerns;

•	decreases in our liquidity by the use of our cash from operations or borrowing capacity to finance acquisitions;

•	unforeseen difficulties of operating in new geographic areas or with new dealers; and

•	increased costs relating to our financial controls, information systems, management resources and human resources that may be required to grow to support future growth.

Our growth strategy requires access to new capital; unfavorable capital markets could impair our ability to grow.

We continuously consider and enter into discussions regarding potential acquisitions. Any limitations on our access to new capital will impair our ability to execute this strategy. If our cost of capital becomes too expensive, our ability to acquire strategic and accretive assets will be limited. We may not be able to raise the necessary funds on satisfactory terms, if at all. The primary factors that influence our cost of equity include market conditions, including our then current unit price, fees we pay to underwriters and other offering costs, which include amounts we pay for legal and accounting services. Weak economic conditions and volatility and disruption in the financial markets could increase the cost of raising money in the debt and equity capital markets substantially while diminishing the availability of funds from those markets.

Certain of our fuel purchase agreements with major oil companies provide for volume rebates and certain incentive payments. Some of these agreements contain minimum volume commitments and branding reimbursement obligations. If we are unable to renew these contracts on similar terms or we are subject to minimum volume penalties or reimbursement obligations, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

Certain of our fuel purchase agreements with major oil companies provide for volume rebates, certain of which increase as we increase the volume of motor fuel that we purchase. We also receive incentive payments, including prompt payment incentives, for distributing branded motor fuel to new sites and paying amounts due under our fuel purchase agreements within a specified time frame. Further, certain of our fuel purchase agreements contain minimum volume commitments and branding reimbursement obligations. If we are unable to renew these contracts on similar terms or we are subject to minimum volume penalties or reimbursement obligations, our gross profit could decrease, which could, in turn, adversely affect our results of operations, financial condition and ability to make distributions to our unitholders. Additionally, certain of our fuel purchase agreements require that all or a portion of any incentive payments we receive for distributing motor fuel to new sites be repaid in the event that the sites are closed or switched to another brand within a stated number of years. As of December 31, 2014 and 2013, the estimated amount of deferred branding incentives that would have to be repaid upon debranding at these sites was approximately $17.9 million and $18.3 million, respectively. Of these amounts, as of December 31, 2014 and 2013, approximately $16.8 million and $17.9 million, respectively, would have been the responsibility of our branded dealers under reimbursement agreements with the dealer. In the event our dealers were to default on this reimbursement obligation, we would be required to make the necessary payment.

We may not be able to lease sites we own or sublease sites we lease on favorable terms and any such failure could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We may lease or sublease certain sites to dealers or consignment agents. If we are unable to obtain tenants or subtenants on favorable terms for sites we own or lease, the resulting rental payments may be insufficient to cover our costs for the site. We cannot provide any assurance that the margins on our distribution of motor fuel to these sites will be sufficient to offset our operating costs or unfavorable lease terms. The occurrence of these events could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We are exposed to performance risk in our supply chain, as well as from our dealers. If the major oil companies from which we purchase motor fuel are unable to sell to us sufficient amounts of motor fuel, or if the third parties with whom we contract to transport motor fuel fail to make timely deliveries to our sites, we may be unable to satisfy our dealers’ demand for motor fuel. Additionally, if our dealers are unable to continue operating, demand for our services could be adversely affected.

We rely upon major oil companies to timely provide the volumes and types of motor fuel that we supply to dealers. We purchase motor fuel from a variety of major oil companies pursuant to our fuel purchase agreements and rely exclusively on third-party transportation companies to transport all of the motor fuel we distribute. Generally, our fuel purchase agreements do not guarantee that we will receive all of the volumes that we need to fulfill the demands of dealers to whom we distribute motor fuel. Furthermore, some of the crude oil that supplies the refineries that produce a significant portion of the fuel that we purchase comes from other countries, which could be disrupted by political events. If shortages in crude oil occur, whether as a result of political events or otherwise, or if one or more of the transportation companies with whom we contract becomes unwilling or unable to timely provide transportation services, we may be unable to meet our dealers’ demand for motor fuel. Additionally, in times of extreme market demand or supply disruption, we may be unable to acquire or contract for the transportation of enough motor fuel to satisfy the fuel demand of our dealers.

All of the motor fuel that we distribute is transported from motor fuel supply terminals to retail fuel outlets by third-party transportation companies. A change in transportation providers, disruption in service or a significant change in our relationships with these third-party transportation companies could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders.

We are also exposed to the performance risk of our dealers. If, for any reason, our dealers are unable to operate effectively and profitably, they may fail to make required payments or discontinue operations, which would reduce demand for our motor fuel distribution services and adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Historically, prices for motor fuel have been volatile, and significant changes in such prices in the future may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Crude oil and domestic wholesale motor fuel markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions could significantly impact crude oil supplies and wholesale motor fuel costs. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on our operating results and financial condition. When prices for motor fuel rise, independent dealers may have insufficient credit to purchase motor fuel from us at their historical volumes. Higher prices for motor fuel may, among other things, reduce our access to trade credit support or cause it to become more expensive, impact consumer demand for motor fuel and decrease the amount of borrowings available for working capital under our credit agreement as a result of available commitments.

As motor fuel prices decrease, so do our prompt payment incentives, which are generally calculated as a percentage of the total purchase price of the motor fuel we distribute. Conversely, as motor fuel prices increase, the margins we realize in our retail segment generally decrease as a result of the delay with which retail prices respond to wholesale price changes. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers accounted for approximately 27% of our total gross profit. Our recent acquisition of company-operated sites from CST, as well as the expansion of our consignment business following the acquisitions from Atlas and Mansfield, has increased our exposure to such volatility due to the greater degree of volatility associated with our retail motor fuel operations at company-operated sites as compared with our wholesale distribution of motor fuel to dealer-operated sites.

Decreases in consumer spending, travel and tourism in the areas we serve could adversely impact our business.

At retail fuel outlets, consumer traffic is generally driven by consumer preferences and spending trends, growth rates for commercial truck traffic and trends in travel and weather. Changes in economic conditions generally, or in the regions in which we operate, could adversely affect consumer spending patterns and travel in our markets. In particular, weakening economic conditions may result in decreases in miles driven and discretionary consumer spending and travel, which affect spending on motor fuel and convenience items. In addition, changes in the types of products and services demanded by consumers who visit the sites that we serve or our consignment sites and company-operated sites, may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Increasing consumer preferences for alternative motor fuels, or improvements in fuel efficiency, could adversely impact our results of operations, financial condition and ability to make distributions to our unitholders.

Any technological advancements, regulatory changes or changes in consumer preferences causing a significant shift toward alternative motor fuels, or non-fuel dependent means of transportation, could reduce demand for conventional petroleum-based motor fuels. Additionally, a shift toward electric, hydrogen, natural gas or other alternative or non-fuel-powered vehicles could fundamentally change consumers’ spending habits or lead to new forms of fueling destinations or new competitive pressures. Finally, new technologies have been developed and governmental mandates have been implemented to improve fuel efficiency. Any of these outcomes could potentially result in decreased consumer demand for motor fuel, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders.

The wholesale motor fuel distribution industry is characterized by intense competition and fragmentation, and our failure to effectively compete could result in lower margins.

The market for distribution of wholesale motor fuel is highly competitive and fragmented, which results in narrow margins. We have numerous competitors, some of which may have significantly greater resources and name recognition than us. We rely on our ability to provide reliable services and to control our operating costs in order to maintain our margins and competitive position. If we fail to maintain the quality of our services, certain dealers to whom we supply motor fuel could choose alternative distribution sources and our income and cash flow could decrease. While major integrated oil companies have generally continued to divest retail sites and the corresponding wholesale distribution to such sites, those major oil companies could shift from this strategy and decide to distribute their own products in direct competition with us, or large dealers could attempt to buy directly from the major oil companies. The occurrence of any of these events could result in lower margins which may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

The motor fuel distribution business is subject to seasonal trends, which may affect our revenues and ability to make distributions.

Demand for motor fuel is higher during the late spring and summer months than during the fall and winter. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of the year. As a result, our results from operations may vary from period to period, affecting our revenues and ability to make cash distributions.

Severe weather could adversely affect our business by damaging our facilities and communications network or the facilities and communications networks of major oil companies from whom we purchase motor fuel or dealers to whom we distribute motor fuel.

The retail fuel outlets we serve are located in regions potentially susceptible to severe weather. A severe storm or natural disaster could damage our and our dealers’ facilities or communications networks and those of the major oil companies from whom we purchase motor fuel, as well as interfere with our ability to distribute motor fuel to dealers or to our consignment sites and company-operated sites. If warmer temperatures, or other climate changes, lead to changes in extreme weather events, including increased frequency, duration or severity, these weather-related risks could become more pronounced. Any weather-related catastrophe or disruption could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders, potentially causing losses beyond the limits of the insurance we currently carry.

The operations at sites we own or lease are subject to inherent risk, operational hazards and unforeseen interruptions and insurance may not adequately cover any such exposure. The occurrence of a significant event or release of motor fuel that is not fully insured could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

The presence of flammable and combustible products at our sites poses inherent risks and operational hazards, including, but not limited to, fires, explosions and spills or releases of motor fuel, any of which could cause severe damage to or destruction of property and equipment, personal injury or loss of life and pollution or other environmental damage. Furthermore, our operations are subject to unforeseen interruptions such as natural disasters, adverse weather and other events beyond our control. In addition, our owned and leased sites are subject to unforeseen casualty and condemnation events that may partially or wholly prevent our continued operation of such sites. If any of these events were to occur, we could incur substantial losses and curtailment of operations.

Negative events or developments associated with the brands we distribute could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We believe that the success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands that we distribute. Erosion of the value of those brands could have an adverse impact on the volumes of motor fuel we distribute, which in turn could have a material adverse effect on our business, results of operations and ability to make distributions to our unitholders. For example, in 2010, sales of BP-branded motor fuel decreased at some of our sites following the Deepwater Horizon oil spill.

Our future debt levels may impair our financial condition.

We estimate that we will have approximately $77.0 million of debt outstanding at the closing of this offering. At the closing of this offering, we expect to have available borrowing capacity of approximately $173.0 million under our revolving credit facility. The level of our future indebtedness could have important consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to our credit agreement governing our revolving credit facility;

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, the execution of our growth strategy and other activities;

•

requiring us to dedicate a substantial portion of our cash flow from operations to pay interest on our debt, which would reduce our cash flow available to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other activities;

•

making us more vulnerable to adverse changes in general economic conditions, our industry and government regulations and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions; and

•	placing us at a competitive disadvantage compared with our competitors that have less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service our debt will depend on market interest rates, since we anticipate that the interest rates applicable to our borrowings will fluctuate. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Our revolving credit facility, as amended and restated, will have restrictions and financial covenants that may restrict our business and financing activities and our ability to make distributions to our unitholders.

The operating and financial restrictions and covenants that we expect will be contained in our revolving credit facility and any future financing agreements may restrict our ability to finance future operations or capital needs, to engage in or expand our business activities or to make distributions to our unitholders. Our future ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from our operations and other events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our revolving credit facility and such violations are not cured or waived within the appropriate time periods provided in such credit facility, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.”

An increase in interest rates will increase our borrowing costs and may cause the market price of our common units to decline.

Borrowings under our revolving credit facility will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow and ability to make distributions to our unitholders. In addition, in exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

We and our dealers are subject to numerous federal, state and local laws and regulations governing environmental protection and operational safety that require substantial expenditures and affect the way we and our dealers operate, which could have a material effect on our business, results of operations or our ability to make distributions to our unitholders.

We and our dealers are subject to extensive federal, state and local laws and regulations, including those relating to ownership and operation of underground storage tanks; the release or discharge of regulated materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of hazardous materials; the exposure of persons to regulated materials; and the health and safety of our employees. We do not transport any of the motor fuel we deliver and instead rely on third-party transportation companies that are also subject to these federal, state and local laws. We also may be subject to liabilities resulting from our prior operations, including liabilities related to product liability, releases from underground storage tanks, premises-liability claims, and allegations of exposures of third parties to toxic substances. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining or otherwise curtailing future operations, which could have a material adverse effect on our business, results of operations or our ability to make distributions to our unitholders.

Of particular significance to us are:

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Underground storage tanks: Changes in the laws and regulations governing the ownership and operation of underground storage tanks could result in more stringent and costly compliance requirements. For example, in November 2011, the U.S. Environmental Protection Agency, or the “EPA,” proposed changes to the underground storage tank rules that, among other things, would impose requirements relating to secondary containment for new and replaced tanks and piping, operator training, and periodic inspection of underground storage tank systems. This proposed rulemaking remains pending. If these changes are adopted, they could result in increased compliance costs, which costs could be significant.

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Greenhouse gas emissions: Through the operation of our marketing facilities, our operations emit greenhouse gases, or “GHGs,” including carbon dioxide. Greenhouse gases are believed to be contributing to global warming and other climatic changes. Various legislative and regulatory measures that address the monitoring, reporting or restriction of GHG emissions are in various stages of review, discussion or implementation. These include federal and state actions to develop programs for the reduction of GHG emissions as well as proposals that would create a cap-and-trade system that would require us to purchase carbon emission allowances for emissions at our marketing facilities and emissions caused by the use of the fuels that we distribute. Any legislative and regulatory initiatives that are enacted to reduce the emissions of GHGs could have a material adverse impact on our business, financial condition and results of operations by increasing our regulatory compliance expenses, increasing our motor fuel costs and decreasing consumer demand for motor fuel.

For example, in response to findings that emissions of GHGs present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that require a reduction in emissions of GHGs from motor vehicles. These EPA rulemakings could materially adversely affect the demand for the refined petroleum products that we distribute. In addition, Congress has from time to time considered legislation to reduce emissions of GHGs, but no such legislation has been adopted. Such federal legislation may impose a carbon emissions tax or establish a cap-and-trade program or additional regulation by the EPA. In the absence of new federal legislation, some states have taken measures to reduce emissions of GHGs through GHG emission inventories and regional GHG cap-and-trade programs. The adoption of any federal or state legislation or regulation that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the refined petroleum products that we distribute.

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Natural resource damages: Certain federal and state government regulators have sought compensation from companies like us for natural resource damages as an adjunct to remediation programs. A substantial increase in natural resource damage claims at such remedial sites could result in substantially increased costs to us.

Where releases of refined petroleum products, renewable fuels and crude oil have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable standards. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where motor fuels or other waste products have been disposed or otherwise are released. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims, could be substantial, and could have a material adverse effect on our business, results of operations and our ability to make distributions to our unitholders. In addition, while we have no plans to transport the motor fuel we distribute, if we were to conduct activities that resulted in our being deemed a transporter of motor fuel, or if we were held, under applicable law, to have negligently entrusted the motor fuel we distribute to third parties, we could have added exposure to costs and liabilities under environmental laws and regulations in the event of a release of motor fuel. Such added exposure could adversely impact our results of operations, financial condition and ability to make distributions to our unitholders.

Compliance with current and future environmental laws and regulations could require us to make significant expenditures, increasing the overall cost of operating our businesses, including capital costs to construct, maintain and upgrade equipment and facilities. To the extent these expenditures are not ultimately passed on to our dealers, lessees or sublessees, our results of operations, financial condition and ability to make distributions to our unitholders could be materially adversely affected.

New, stricter environmental laws and regulations could significantly increase our costs, which could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

The trend in environmental regulation is towards more restrictions and limitations on activities that may affect the environment. Our results of operations, financial condition and ability to make distributions to our unitholders may be materially adversely affected by increased costs and liabilities resulting from any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. However, there can be no assurances as to the timing and type of such changes in or reinterpretation of existing laws and regulations or the promulgation of new laws and regulations or the amount of any required expenditures associated therewith.

We are subject to federal, state and local laws and regulations that govern the product quality specifications of the refined petroleum products we purchase, store, transport and sell to dealers and consumers at our consignment sites and company-operated sites.

Various federal, state and local government agencies have the authority to prescribe specific product quality specifications for certain commodities, including commodities that we distribute. Changes in product quality specifications, such as reduced sulfur content in refined petroleum products, or other more stringent requirements for fuels, could reduce our ability to procure product, require us to incur additional handling costs and require the expenditure of capital. If we are unable to procure product or recover these costs through increased sales, we may not be able to meet our financial obligations. Failure to comply with these regulations could result in substantial penalties.

The dangers inherent in the storage of motor fuel could cause disruptions in our operations and could expose us to potentially significant losses, costs or liabilities.

Motor fuel is stored in underground and above ground storage tanks at sites that we own or operate and at consignment sites where we retain title to the motor fuel that we sell. Our operations are subject to significant hazards and risks inherent in storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Any such event could significantly disrupt our operations or expose us to significant liabilities, to the extent such liabilities are not covered by insurance. Therefore, the occurrence of such an event could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We are not fully insured against all risks incident to our business.

We are not fully insured against all risks incident to our business. We may be unable to obtain or maintain insurance with the coverage that we desire at reasonable rates. As a result of market conditions, the premiums and deductibles for certain of our insurance policies have increased and could continue to do so. Certain insurance coverage could become unavailable or available only for reduced amounts of coverage or at commercially unreasonable rates. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders.

We rely on the major oil companies from which we purchase motor fuel to provide trade credit terms to adequately fund our on-going operations.

Our business is impacted by the availability of trade credit to fund motor fuel purchases. An actual or perceived downgrade in our liquidity or operations could cause major oil companies to seek credit support in the form of additional collateral, limit the extension of trade credit, or otherwise materially modify their payment terms. Any material changes in our payment terms, including early payment incentives, or availability of trade credit provided by major oil companies could impact our liquidity, results of operations, financial condition and ability to make distributions to our unitholders.

Because we depend on our senior management’s experience and knowledge of our industry, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected if we lose key members of our senior management team.

We are dependent on the expertise and continued efforts of our senior management team. If, for any reason, our senior executives leave or do not continue to be active in our management, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected. In addition, we do not maintain life insurance on our senior executives and other employees.

Future litigation could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We are occasionally exposed to various litigation claims in the ordinary course of our business, including dealer litigation and industry-wide or class-action claims arising from the equipment or processes we use or employ or industry-specific business practices. If we were to become subject to any such claims in the future, our defense costs and any resulting awards or settlement amounts may not be fully covered by our insurance policies. An unfavorable outcome or settlement of any future lawsuits could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Terrorist attacks and threatened or actual war may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control. Terrorist attacks or threats, whether within the United States or abroad, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our sources of motor fuel or our dealers may adversely impact our results of operations, financial condition and ability to make distributions to our unitholders. Specifically, strategic targets such as energy related assets (which could include refineries that produce the motor fuel we purchase or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could have an adverse impact on energy prices, including prices for motor fuel, and an adverse impact on our operations. Any or a combination of these occurrences could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems or an act of cyber-terrorism could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We depend on our information technology, or “IT,” systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. While we have invested significant amounts in the protection of our IT systems and maintain what we believe are adequate security controls over individually identifiable dealer, employee and vendor data provided to us, these systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, cyber-security breaches or cyber-terrorism, and computer viruses. Cyberattacks are rapidly evolving and becoming increasingly sophisticated.

A successful cyberattack resulting in the loss of sensitive dealer, employee or vendor data could adversely affect our reputation, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. Moreover, a security breach could require that we expend significant additional resources to upgrade further the security measures that we employ to guard against cyberattacks. Any disruption could cause our business and competitive position to suffer and cause our operating results to be reduced.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which may have a negative impact on the market price of our common units.

Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” including the rules thereunder that will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded partnership. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, which we refer to as Section 404.

Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm’s, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and may have a negative effect on the trading price of our common units.

Although we will be required to disclose changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Empire, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and to the detriment of our unitholders. Additionally, we have no control over the business decisions and operations of Empire, and Empire is under no obligation to adopt a business strategy that favors us.

Following this offering, Empire will own approximately 91.5% of the outstanding equity interests of our general partner and will appoint all of the officers and directors of our general partner. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of Empire and the other owners of our general partner. Conflicts of interest may arise between Empire and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of Empire over our interests and the interests of our common unitholders. These conflicts include the following situations, among others:

•

neither our partnership agreement nor any other agreement requires Empire to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Empire to pursue and grow particular markets, or undertake acquisition opportunities for itself. The directors and officers of Empire have a fiduciary duty to make these decisions in the best interests of Empire, which may be contrary to our interests;

•	Empire may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

•

with the exception of the Empire Right of First Offer, the Atlas Purchase Option and the limited non-compete agreements to which Atlas and Mansfield are subject, the affiliates of our general partner, including Empire, are not limited in their ability to compete with us and may offer business opportunities or sell assets to third parties;

•	our general partner is allowed to take into account the interests of parties other than us, such as Empire, in resolving conflicts of interest;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect our distributable cash flow;

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our general partner will determine the amount and timing of any of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner will determine which costs incurred by it are reimbursable by us;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to classify up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the incentive distribution rights;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including any commercial agreements we may enter into with Empire;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•

our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our “conflicts committee,” or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates and their respective executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Duties.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement permits our general partner to limit its liability, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our management has no experience in managing our business as a U.S. publicly traded partnership.

Our executive management team and internal accounting staff have no experience in managing our business and reporting as a U.S. publicly traded partnership. As a result, we may not be able to anticipate or respond to material changes or other events in our business as effectively as if our executive management team and accounting staff had such experience. Furthermore, our pursuit of an acquisition growth strategy may place significant strain on our management resources, thereby limiting our ability to execute our day-to-day business activities.

You will experience immediate and substantial dilution in net tangible book value of $         per common unit.

The initial public offering price of $         per common unit exceeds our pro forma net tangible book value of $         per unit. Based on the initial public offering price of $         per common unit, you will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed by Empire are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership interests in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our revolving credit agreement on our ability to issue additional partnership interests, including units ranking senior to our common units as to distributions or in liquidation or that have special voting and other rights, and our unitholders will have no preemptive or other rights (solely as a result of their status as our unitholders) to purchase any such additional partnership interests. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn, may reduce the amount of cash that we have available to distribute to our unitholders.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units after the subordination period has ended. Please read “Our Partnership Agreement—Amendment of Our Partnership Agreement.”

Our partnership agreement replaces our general partner’s fiduciary duties to our unitholders with contractual standards governing its duties.

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership, provided that a partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Empire, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of Our General Partner” and “Certain Relationships and Related Party Transactions.”

Our partnership agreement restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties.

Our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties under Delaware law. For example, our partnership agreement:

•

provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was in the best interests of our partnership, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

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provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was in the best interests of our partnership, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due to our general partner and its affiliates for services provided may be substantial and will reduce the amount of cash we have available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement, we will be required to reimburse our general partner for expenses related to certain general and administrative services our general partner will provide to us in support of our business. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Payments to our general partner and its affiliates may be substantial and will reduce the amount of cash we have available to distribute to our unitholders.

Our unitholders have very limited voting rights, will not have the right to elect our general partner or the board of directors of our general partner and cannot initially remove our general partner or its directors without its consent.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, our unitholders will not have “say-on-pay” advisory voting rights. Our unitholders will not have the right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by Empire. Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. In addition, our general partner may only be removed for cause. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. Even if cause for removal exists, the vote of the holders of at least 66 2/3% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. At the closing of this offering, our general partner and its affiliates will own         % of our total outstanding common units and subordinated units on an aggregate basis (or         % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters’ option to purchase additional common units is exercised in full).

Furthermore, our unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party at any time without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of Empire to transfer all or a portion of its ownership interest in our general partner to a third party. If Empire transfers all of its ownership interest in our general partner, the new owner of Empire’s interest would have the ability to immediately replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party, it will have less incentive to grow our partnership and increase distributions. A transfer of incentive distribution rights by our general partner could reduce the likelihood of Empire selling or contributing additional assets that it may acquire in the future to us, which in turn could impact our ability to grow.

We may issue additional partnership interests without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue partnership interests that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other partnership interests of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash we have available to distribute on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of Empire:

•	management of our business may no longer reside solely with our current general partner; and

•	affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

Empire may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of the formation transactions and the closing of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Empire will hold             common units and                 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. In addition, we have agreed to provide Empire with certain registration rights under applicable securities laws. Please read “Units Eligible for Future Sale.” The sale of these units in the public or private markets could have an adverse impact on the price of the common units.

Other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions, and our general partner has considerable discretion to establish cash reserves that would reduce the amount of available cash we distribute to our unitholders.

Generally, our available cash is comprised of cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves plus, if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Our partnership agreement permits our general partner to establish cash reserves for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements), to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to our unitholders. As a result, even when there is no change in the amount of distributable cash flow that we generate, our general partner has considerable discretion to establish cash reserves, which would result in a reduction in the amount of available cash we distribute to our unitholders. Accordingly, there is no guarantee that we will make quarterly distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so.

Empire, its affiliates and its equityholders may compete with us, and Empire, as the owner of approximately 91.5% of the outstanding equity interests of our general partner at the closing of this offering, will decide when, if, and how we complete acquisitions.

Neither our partnership agreement nor our omnibus agreement will prohibit Empire, any of its affiliates or any of its equityholders from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner, any of its affiliates, including Empire, or any of Empire’s equityholders. Any such entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Consequently, Empire, its affiliates and any of its equityholders may acquire additional assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Empire, its affiliates or any of its equityholders could materially and adversely impact our results of operations, financial condition and ability to make distributions to our unitholders. Two of Empire’s equityholders, Atlas and Mansfield, are subject to limited non-compete agreements with us that will expire in 2020 and 2019, respectively. Upon expiration of these agreements, Atlas and Mansfield may compete with us and any such competition could materially and adversely impact our results of operations, financial condition and ability to make distributions to our unitholders.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, Empire will own, directly or indirectly, an aggregate of approximately     % of our common units. After the end of the subordination period (which could occur as early as the quarter ending            , 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units), Empire will own approximately     % of our outstanding common units. For additional information about our general partner’s call right, please read “Our Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that (i) we were conducting business in a state but had not complied with that particular state’s partnership statute; or (ii) your right to take certain actions under our partnership agreement constitute “control” of our business. For a discussion of the implications of the limitations of liability on a unitholder, please read “Our Partnership Agreement—Limited Liability.”

Our unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, our unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the “Delaware Act,” we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only                      publicly traded common units, assuming the underwriters’ option to purchase additional common units from us is not exercised. In addition, Empire will own an aggregate of                     common units and                     subordinated units, representing an aggregate     % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distribution;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	volatility in the capital and credit markets;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or our unitholders. This could result in lower distributions to our unitholders.

The holder or holders of a majority of the incentive distribution rights, which is initially our general partner, have the right, at any time when there are no subordinated units outstanding and the holders have received incentive distributions at the highest level to which they are entitled (50%) for each of the prior four consecutive fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the minimum quarterly distribution and the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. Our general partner has the right to transfer the incentive distribution rights at any time, in whole or in part, and any transferee holding a majority of the incentive distribution rights shall have the same rights as our general partner with respect to resetting target distributions.

In the event of a reset of the minimum quarterly distribution and the target distribution levels, the holders of the incentive distribution rights will be entitled to receive, in the aggregate, the number of common units equal to that number of common units which would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not otherwise be sufficiently accretive to cash distributions per common unit. It is possible, however, that our general partner or a transferee could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units rather than retain the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Right to Reset Incentive Distribution Levels.”

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Unlike most corporations, we are not required by NYSE rules to have, and we do not intend to have, a majority of independent directors on our general partner’s board of directors or a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE’s shareholder approval rules. Accordingly, our unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management.”

Our partnership agreement includes exclusive forum, venue and jurisdiction provisions and a waiver of the right to a jury trial. By purchasing a common unit, a limited partner is irrevocably consenting to these provisions regarding claims, suits, actions or proceedings, submitting to the exclusive jurisdiction of Delaware courts and waiving a right to a jury trial.

Our partnership agreement is governed by Delaware law. Our partnership agreement includes exclusive forum, venue and jurisdiction provisions designating Delaware courts as the exclusive venue for most claims, suits, actions and proceedings involving us or our officers, directors and employees. Our partnership agreement also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions and proceedings. Please read “Our Partnership Agreement—Exclusive Forum.” By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. If a dispute were to arise between a limited partner and us or our officers, directors or employees, the limited partner may be required to pursue its legal remedies in Delaware which may be an inconvenient or distant location and which is considered to be a more corporate-friendly environment. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers.

We will incur increased costs as a result of being a publicly traded partnership, including the cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements.

As a result of the completion of this offering, we will become a publicly traded partnership and be subject to additional reporting requirements. We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant additional legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act and related rules implemented by the SEC and the NYSE have mandated changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make our activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and possibly to result in our general partner having to accept reduced policy limits and coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers.

Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and unit price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

We have included $2.0 million of incremental annual costs associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus. However, it is possible that our actual incremental costs of being a publicly traded partnership could be higher than we currently estimate.

Tax Risks

In addition to reading the following risk factors, please read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or “IRS,” were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS on this or on any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business, a change in current law or our failure to satisfy the requirements under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced and we might need to raise funds to pay such corporate level-tax. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, the State of Texas currently imposes a franchise tax on the taxable margin of corporations and other entities, including limited partnerships. Imposition of any such taxes may substantially reduce the cash available for distribution to our unitholders. Therefore, if we were treated as a corporation for federal income tax purposes or otherwise subjected to a material amount of entity-level taxation, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress and the President have periodically considered substantive changes to the existing federal income tax laws that would affect the tax treatment of certain publicly traded partnerships, including the elimination of partnership tax treatment for publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible for us to satisfy the requirements of the exception pursuant to which we will be treated as a partnership for federal income tax purposes. Please read “Material Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to him, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on his share of our taxable income even if he receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders (including holders of our subordinated units) because the costs will reduce our distributable cash flow.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if he sells such common units at a price greater than his tax basis in those common units, even if the price received is less than his original cost. Furthermore, a substantial portion of the amount realized on any sale of a unitholder’s common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

An investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, a substantial portion of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them.

Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. Tax-exempt entities and non-U.S. persons should consult a tax advisor before investing in our common units.

Our subsidiary, Empire Services, conducts certain activities that may not generate qualifying income and is treated as a corporation for U.S. federal income tax purposes. Corporate federal income tax paid by this subsidiary will reduce our cash available for distribution to our unitholders.

In order to maintain our status as a partnership for U.S. federal income tax purposes, 90% or more of our gross income in each tax year must be qualifying income under Section 7704 of the Internal Revenue Code. For a discussion of qualifying income, please read “Material Federal Income Tax Consequences—Partnership Status.” Latham & Watkins LLP is unable to opine as to whether the income generated by certain portions of our operations is qualifying income. In an attempt to ensure that 90% or more of our gross income in each tax year will be qualifying income, we currently intend to conduct a portion of these operations in a separate subsidiary that is treated as a corporation for U.S. federal income tax purposes. For the twelve months ending December 31, 2015, we forecast that these operations will represent approximately     % of our total gross profit.

Empire Services will conduct our retail motor fuel sales and sales of convenience store merchandise and other ancillary products. This corporate subsidiary is subject to corporate-level tax, which will reduce the cash available for distribution to us and, in turn, to our unitholders. Distributions from our corporate subsidiary will generally be taxed to our unitholders as dividend income to the extent of the current and accumulated earnings and profits of the corporate subsidiary. An individual unitholder’s share of dividend income from our corporate subsidiary will constitute portfolio income that cannot be offset by the unitholder’s share of our other losses or deductions. If the IRS were to successfully assert that our corporate subsidiary has more tax liability than we anticipate or legislation were enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”). A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. Latham & Watkins LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from a unitholder’s sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to a unitholder’s tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Department of the Treasury and the IRS have issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP is unable to opine as to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies in determining a unitholder’s allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, and such a challenge could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, in certain circumstances, including when we issue additional units, we must determine the fair market value of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the amount, character and timing of taxable income or loss allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all our unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to our unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our technical termination for federal income tax purposes.

As a result of investing in our common units, our unitholders may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business or own property in Alabama, Arkansas, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington, D.C. and West Virginia, and many of these jurisdictions impose a personal income tax on individuals. As we make acquisitions or otherwise expand our business, we may conduct business or control property in additional states that impose a personal income tax. It is our unitholders’ responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of                 common units offered by this prospectus, based on an assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, commissions and the structuring fee. Our estimate assumes the underwriters’ option to purchase additional common units from us is not exercised.

We intend to use the net proceeds from this offering as follows:

•	repay $ million in borrowings outstanding under our revolving credit facility;

•	make a cash distribution to Empire of $ , a portion of which will be used to reimburse Empire for certain capital expenditures it incurred with respect to assets contributed to us; and

•	for general partnership purposes, including transaction fees and expenses of this offering.

Our revolving credit facility is being amended and restated in connection with the closing of this offering. Our revolving credit facility will bear interest at a LIBOR based rate, which, as of                 , 2015, was     %, and will mature in                     . At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our revolving credit facility. Certain of the underwriters and their respective affiliates are lenders under our revolving credit facility and will receive a portion of the proceeds from this offering pursuant to the repayment of a portion of the borrowings thereunder. Please read “Underwriting—Other Relationships.”

The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from Empire a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and commissions and the structuring fee. Accordingly, any exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase (decrease) in the assumed initial public offering price of $         per common unit would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting the underwriting discounts and commissions and the structuring fee. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. Please read “Underwriting.”

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our predecessor as of December 31, 2014; and

•

our pro forma cash and cash equivalents and capitalization as of December 31, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” and the other transactions described under “Summary—Formation Transactions.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the audited historical consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Formation Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2014
	Historical	Pro Forma
	(in thousands)
Cash	$15,458	$

Long-term debt
Revolving credit facility(1)	$88,700		$77,000
Other long-term debt	81		—

Total long-term debt (including current maturities)	$88,781		$77,000

Partners’ capital
Equity	$135,634	$
Common units—Public
Common units—Empire	—
Subordinated units—Empire	—
General partner interest	—

Total partners’ capital	135,634

Total capitalization	$224,415	$

(1)	As of , 2015, our predecessor had an aggregate of $ of borrowings outstanding under our revolving credit facility. Our revolving credit facility will be amended and restated in connection with the closing of this offering, and we intend to use a portion of the net proceeds of this offering to repay approximately $ million outstanding under our revolving credit facility.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of December 31, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $        , or $         per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per unit.

Assumed initial public offering price per common unit(1)
Pro forma net tangible book value per unit before this offering(2)
Less: Distribution to Empire per common unit(3)
Add: Increase in net tangible book value per unit attributable to purchasers in this offering

Less: Pro forma net tangible book value per unit after this offering(4)

Immediate dilution in net tangible book value per common unit to purchasers in this offering(5)

(1)	Represents the midpoint of the price range set forth on the cover page of this prospectus.
(2)	Determined by dividing by the number of units ( common units and subordinated units) to be issued to Empire in exchange for its contribution of assets and liabilities to us.
(3)	Determined by dividing by the number of units (common units and subordinated units) to be issued to Empire for its contribution of assets and liabilities to us. At the closing of this offering, we intend to make a distribution of $ million to Empire from the net proceeds from this offering and net borrowings under our revolving credit facility.
(4)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering. When calculating pro forma net tangible book value per common unit, our proportionate limited partner interest in intangible assets and deferred charges amounts of approximately $ and $ , respectively, are excluded from the calculation of pro forma net tangible book value.
(5)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from any such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Empire in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired			Total consideration
	Number	%		Amount (in millions)%
Empire(1)(2)			%	$	%
Purchasers in this offering			%		%

Total			%	$	%

(1)	Upon the consummation of the transactions described in this prospectus, including the formation transactions and the offering, Empire will own common units, subordinated units and approximately 91.5% of our general partner, which owns a non-economic general partner interest in us and will own all of our incentive distribution rights.
(2)	Assumes the underwriters’ option to purchase additional common units from us is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, “Forward-Looking Statements” and “Risk Factors” should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to the audited historical consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by us distributing, rather than retaining, our available cash. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to our unitholders of $             per unit, or $             per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to pay quarterly cash distributions in this or any other amount, and the board of directors of our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, the board of directors of our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of (1) all cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will pay quarterly distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of the board of directors of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to pay cash distributions, as well as the amount of any cash distributions we pay:

•

We expect that our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility. We expect that one such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our revolving credit facility, notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.”

•

The amount of cash that we distribute and the decision to pay any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership agreement. Specifically, the board of directors of our general partner will have the authority to establish cash reserves to provide for the proper conduct of our business, comply with applicable law or any agreement to which we are a party or by which we are bound or our assets are subject and provide funds for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate. Any decision to establish cash reserves made by the board of directors of our general partner in good faith will be binding on our unitholders.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to pay cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. Please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Following the completion of this offering, Empire will own approximately 91.5% of the outstanding equity interests of our general partner and will own                     common units and                 subordinated units, representing an aggregate     % limited partner interest in us (or                     common units and                     subordinated units, representing an aggregate     % limited partner interest in us, if the underwriters exercise in full their option to purchase additional common units).

•	Under Section 17-607 of the Delaware Act, we may not pay a cash distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to make distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•	Our ability to make distributions to our unitholders depends on the performance of our operating subsidiaries and their ability to distribute cash to us.

•

If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that the board of directors of our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our Ability to Grow is Dependent on our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our revolving credit facility and the future issuance of equity and debt securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Inherent in Our Business—Our revolving credit facility, as amended and restated, will have restrictions and financial covenants that may restrict our business and financing activities and our ability to make distributions to our unitholders.” To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per common unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as our unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $             per unit for each whole quarter, or $             per unit on an annualized basis. Our ability to pay cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 60 days after the end of each calendar quarter to holders of record on the applicable record date. We do not expect to pay distributions for the period that begins on                 , 2015 and ends on the day prior to the closing of this offering. We will prorate the amount of our first distribution for the period from the date of the closing of this offering through                 , 2015 based on the actual length of that period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below.

Aggregate Minimum Quarterly Distribution
	Number of Units	One Quarter	Annualized (Four Quarters)
Publicly held common units		$	$
Common units held by Empire
Subordinated units held by Empire

Total		$	$

Our general partner owns a non-economic general partner interest in us, which will not entitle it to receive cash distributions, and will also own all of our incentive distributions rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $             per unit per quarter.

During the subordination period, before we pay any quarterly distributions to our subordinated our unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.” We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter. In addition, following the subordination period, assuming we have not issued any additional partnership interests, the annualized aggregate minimum quarterly distribution on our common units (including the subordinated units that have converted into common units) will equal $             and common units will no longer be entitled to priority distributions over the formerly subordinated units or arrearages.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to pay cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read “Conflicts of Interest and Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves the board of directors of our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, the board of directors of our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Right to Reset Incentive Distribution Levels.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $             per unit for the twelve months ending June 30, 2016. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014,” in which we present the amount of Adjusted EBITDA and distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2014, derived from our unaudited pro forma condensed combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering, the related formation transactions and the Recent Acquisitions; and

•

“Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016,” in which we provide our forecast of Adjusted EBITDA and distributable cash flow reflecting our ability to support the payment of the minimum quarterly distribution on all common units and subordinated units for the twelve months ending June 30, 2016.

Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014

If we had completed the transactions contemplated in this prospectus on January 1, 2014, pro forma Adjusted EBITDA and distributable cash flow generated for the year ended December 31, 2014 would have been $38.9 million and $31.4 million, respectively. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on all of our common and subordinated units to be outstanding immediately after this offering is $             million (or an average of $             million per quarter). As a result, we would have had sufficient distributable cash flow on a pro forma basis to pay the aggregate minimum quarterly distribution on all of our common and subordinated units for the year ended December 31, 2014.

Our unaudited pro forma distributable cash flow for the year ended December 31, 2014 includes $2.0 million of estimated incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director and officer liability insurance expenses and director compensation. Our incremental general and administrative expenses are not reflected in our predecessors’ audited historical consolidated financial statements or our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, Adjusted EBITDA and distributable cash flow are primarily cash accounting concepts, while our unaudited pro forma condensed combined financial statements have been prepared on an accrual basis. Moreover, the pro forma adjustments made below contain adjustments in addition to or different from the adjustments made on our unaudited pro forma condensed combined financial statements appearing elsewhere in this prospectus. As a result, you should view the amounts of pro forma Adjusted EBITDA and distributable cash flow only as a general indication of the amount of Adjusted EBITDA and distributable cash flow that we might have generated had we been formed on January 1, 2014.

The following table illustrates, pro forma for the Recent Acquisitions and our other acquisitions completed in 2014, the amounts of Adjusted EBITDA and distributable cash flow that would have been generated, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2014.

Empire Petroleum Partners, LP Unaudited Pro Forma Distributable Cash Flow

	Year Ended December 31, 2014 (in thousands, except per unit data)
Revenue:
Motor fuel sales		$2,614,591
Merchandise sales		51,799
Rental income and other		7,572

Total revenue		2,673,962
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales		64,630
Merchandise sales		14,980
Rental income and other		797

Total gross profit (excluding depreciation, amortization and accretion expenses)		80,407
Operating expenses:
Selling, general and administrative expenses		53,000
Depreciation, amortization and accretion expenses		28,031
Acquisition expenses		—
(Gain) on sale of assets		(860)

Total operating expenses		80,171

Operating income		236
Interest expense, net(1)		3,627
Other expense (income)		(318)
Provision for income taxes		141

Net income (loss)		$(3,214)

Adjustments to reconcile net income to Adjusted EBITDA
Add:
Depreciation, amortization and accretion expenses		28,031
Acquisition expenses		—
(Gain) on sale of assets		(860)
Other expense (income)		116
Selling, general and administrative expenses not acquired(2)		11,060
Interest expense, net(1)		3,627
Provision for income taxes		141

Adjusted EBITDA(3)		$38,901

Adjustments to reconcile Adjusted EBITDA to distributable cash flow
Less:
Incremental general and administrative expense(4)		2,000
Cash interest expense, net(1)		2,798
Provision for income taxes		141
Maintenance capital expenditures(5)		2,547
Expansion capital expenditures(5)		148,364
Add:
Borrowings, cash on hand and equity contributions to fund expansion capital expenditures		148,364

Distributable cash flow		$31,415

Annualized minimum quarterly distribution per unit
Distribution to common unitholders
Distribution to subordinated unitholders
Distribution to general partner

Total distribution to our unitholders

Excess (shortfall)	$

(1)	Interest expense reflects the pro forma borrowings outstanding following this offering, an interest rate of LIBOR plus 2.50% and actual amortization of deferred financing costs of $0.8 million incurred in 2014.
(2)	Reflects the elimination of $11.1 million of expenses contained in the carve-out financial statements of Atlas, CST and Mansfield that were included in our unaudited pro forma statement of operations but were not acquired by us in connection with the Recent Acquisitions. Please read our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.
(3)	For a definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures,” and for a discussion on how we use Adjusted EBITDA to evaluate our operating performance, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—How We Evaluate Our Operations.”
(4)	Includes the incurrence of estimated incremental general and administrative expenses associated with being a publicly traded partnership of approximately $2.0 million, including expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director and officer liability insurance expenses and director compensation. The unaudited pro forma financial information provided elsewhere in this prospectus does not reflect this incremental expense.
(5)	Historically, our predecessors have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income and expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of maintenance capital expenditures are those made to maintain existing contract volumes, including payments to renew expiring supply agreements, or to maintain our real estate leased to third-party dealers in leasable condition, such as parking lot or roof replacement/renovation, or to replace equipment required to operate our existing business. We anticipate that maintenance capital expenditures will be funded with cash generated by our operations. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, such as new supply agreements or sites. We anticipate that expansion capital expenditures will be funded with borrowings under our revolving credit facility or issuances of new debt or equity securities.

Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016

We forecast our estimated Adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016 will be approximately $38.0 million and $31.5 million, respectively. This amount would exceed by $             million the amount needed to pay the aggregate annualized minimum quarterly distribution of $             million on all of our outstanding common and subordinated units for the twelve months ending June 30, 2016.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated Adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016 and related assumptions set forth below to substantiate our belief that we will have sufficient Adjusted EBITDA and distributable cash flow to pay the aggregate annualized minimum quarterly distribution to all our unitholders for the twelve months ending June 30, 2016. Please read “Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions” for further information as to the assumptions we have made for this forecast. This forecast is a forward-looking statement and should be read together with the audited historical consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate sufficient Adjusted EBITDA and distributable cash flow to pay the minimum quarterly distribution to all of our unitholders for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. None of Grant Thornton LLP, PricewaterhouseCoopers LLP or any other independent accountants have audited, reviewed, compiled or performed any procedures with respect to the accompanying prospective financial information, nor have they expressed any opinion or any other form of assurance with respect thereto. The reports of Grant Thornton LLP and PricewaterhouseCoopers LLP included in this prospectus relate to our historical financial information. They do not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated Adjusted EBITDA and distributable cash flow.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by us as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Please read “Forward-Looking Statements” and “Risk Factors” for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

Additional information relating to the principal assumptions used in preparing the projections is set forth below.

In light of the above, the statement that we believe that we will have sufficient Adjusted EBITDA and distributable cash flow to allow us to pay the full minimum quarterly distribution on all our outstanding units for the twelve months ending June 30, 2016 should not be regarded as a representation by us or the underwriters or any other person that we will pay such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table presents our forecasts of estimated Adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016.

Empire Petroleum Partners, LP Estimated Distributable Cash Flow

Twelve Months Ending June 30, 2016
(in thousands, except per unit data)
Revenue:
Motor fuel sales	$2,206,497
Merchandise sales	46,211
Rental income and other	10,023

Total revenue	2,262,731
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	68,195
Merchandise sales	13,364
Rental income and other	4,431

Total gross profit (excluding depreciation, amortization and accretion expenses)	85,990
Operating expenses:
Selling, general and administrative expenses(1)	47,975
Depreciation, amortization and accretion expenses	25,320
Acquisition expenses	—
(Gain) on sale of assets	—

Total operating expenses	73,295

Operating income	$12,695
Interest expense, net	3,939
Other expense (income)	—
Provision for income taxes	129

Net income	$8,627

Adjustments to reconcile net income to estimated Adjusted EBITDA:
Add:
Depreciation, amortization and accretion expenses	25,320
Acquisition expenses	—
(Gain) on sale of assets	—
Other expense (income)	—
Interest expense, net	3,939
Provision for income taxes	129

Estimated Adjusted EBITDA(2)	$38,015

Adjustments to reconcile estimated Adjusted EBITDA to estimated distributable cash flow:
Less:
Cash interest expense, net	2,958
Provision for income taxes	129
Maintenance capital expenditures	3,432
Expansion capital expenditures	—

Estimated distributable cash flow	$31,496

Annualized minimum quarterly distribution per unit
Distribution to common unitholders
Distribution to subordinated unitholders
Distribution to general partner

Total distribution to our unitholders

Excess (shortfall)	$

(1)	Includes the incurrence of estimated incremental general and administrative expenses associated with being a publicly traded partnership of approximately $2.0 million, including expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, transfer agent and registrar fees, incremental director and officer liability insurance and director compensation.
(2)	For a definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures,” and for a discussion on how we use Adjusted EBITDA to evaluate our operating performance, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—How We Evaluate Our Operations.”

Significant Forecast Assumptions

In this section, we present the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $             per unit for the twelve months ending June 30, 2016 with the significant assumptions upon which this forecast is based.

The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist, and the course of action we expect to take, during the twelve months ending June 30, 2016. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There likely will be differences between our forecast and the actual results, and those differences could be material. If our forecasted results are not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all. Financial and operational data for the year ended December 31, 2014 provided below on a pro forma basis gives pro forma effect to this offering, the other transactions contemplated in this prospectus and the Recent Acquisitions.

Revenue and Gross Profit

We generate revenue and gross profit from the sales of motor fuel to dealers at dealer-operated sites, sales of motor fuel to consumers at consignment and company-operated sites, sales of merchandise and ancillary products and services at company-operated sites, and rental income from dealers and consignment agents at sites that we own or lease. We forecast that our total revenue and gross profit for the twelve months ending June 30, 2016 will be $2,262.7 million and $86.0 million, respectively, as compared to $2,674.0 million and $80.4 million, respectively, for the year ended December 31, 2014, on a pro forma basis, giving effect to this offering, the other transactions contemplated in this prospectus and the Recent Acquisitions. We anticipate that revenue will decrease primarily due to lower motor fuel prices while gross profit will increase primarily due to stable gross margin on increased volumes of motor fuel distributed. We estimate that we will distribute 958.5 million gallons of motor fuel during the twelve months ending June 30, 2016 as compared to 918.9 million gallons during the year ended December 31, 2014, on a pro forma basis. We anticipate that the gross margin per gallon of motor fuel we distribute and our retail merchandise sales margin will be similar during the twelve months ending June 30, 2016 to the margins we would have earned during the year ended December 31, 2014, on a pro forma basis.

Our forecast of revenue and gross profit is based primarily on the following assumptions:

•

Revenue and Gross Profit from Motor Fuel Sales to Dealers. We forecast revenue and gross profit from motor fuel sales to dealers at dealer-operated sites of $1,569.7 million and $32.2 million, respectively, for the twelve months ending June 30, 2016 as compared to $1,975.7 million and $31.2 million, respectively, for the year ended December 31, 2014, on a pro forma basis. Our estimate is based on the following assumptions:

•

Volume. We estimate that we will distribute 723.3 million gallons of motor fuel to dealers during the twelve months ending June 30, 2016 as compared to 695.2 million gallons during the year ended December 31, 2014, on a pro forma basis. This volume estimate is based on (1) the average historical volume distributed per site and our assumption that there will be a slight decline in the volume of motor fuel distributed to each site in our distribution network during the twelve months ending June 30, 2016 as compared to the volume of motor fuel distributed during the year ended December 31, 2014, on a pro forma basis, which is consistent with historical trends and (2) additional volume we expect to deliver to newly contracted sites that we have added to our distribution network in 2015.

•

Gross Margin per Gallon. We estimate that the gross margin per gallon we will receive on motor fuel distributed to dealers will not differ substantially for the twelve months ending June 30, 2016 as compared to the year ended December 31, 2014, on a pro forma basis. We have assumed that the average gross margin per gallon we will receive on motor fuel distributed to dealers during the twelve months ending June 30, 2016 will be 4.4 cents per gallon, which includes fixed, volume-based margins, rebates and incentive payments.

•

Revenue and Gross Profit from Motor Fuel Sales to Consumers. We forecast revenue and gross profit from motor fuel sales to consumers at consignment and company-operated sites of $636.8 million and $36.0 million, respectively, for the twelve months ending June 30, 2016 as compared to $638.9 million and $33.5 million, respectively, for the year ended December 31, 2014, on a pro forma basis. Our estimate is based on the following assumptions:

•

Volume. We estimate that we will sell, through Empire Services, 235.2 million gallons of motor fuel to consumers at consignment and company-operated sites during the twelve months ending June 30, 2016 as compared to the 223.7 million gallons we sold during the year ended December 31, 2014, on a pro forma basis. This volume estimate is primarily based on the average historical volume sold at our consignment and company-operated sites, and reflects the full year impact of acquisitions that we completed in 2014 and 2015.

•

Gross Margin per Gallon. We estimate that the gross margin per gallon we receive for motor fuel sold to consumers at consignment and company-operated sites will not differ substantially for the twelve months ending June 30, 2016 as compared to the year ended December 31, 2014, on a pro forma basis. We estimate the average gross margin per gallon on fuel distributed to consignment and company-operated sites for the twelve months ending June 30, 2016 will be 15.3 cents per gallon. The gross margin per gallon is calculated as the sales price of the fuel to consumer less our costs to purchase the fuel, including transportation costs, taxes and, in the case of consignment sites, commissions to consignment agents.

•

Impact of Empire Supply Agreement. Pursuant to the Empire Supply Agreement, we will distribute, on a wholesale basis, motor fuel to Empire Services. We will receive a fixed margin of 5.0 cents per gallon for motor fuel distributed to Empire Services. Empire Services, in turn, will earn the retail margin on motor fuel sales directly to consumers at our consignment and company-operated sites. While the Empire Supply Agreement will have no impact on our consolidated financial results, we forecast that it will result in a reallocation of $11.8 million of gross profit from our retail segment to our wholesale segment for the twelve months ending June 30, 2016.

•

Revenue and Gross Profit from Sales of Merchandise. We forecast revenue and gross profit from sales of merchandise and other ancillary products and services at our company-operated sites of $46.2 million and $13.4 million, respectively, for the twelve months ending June 30, 2016 as compared to $51.8 million and $15.0 million, respectively, for the year ended December 31, 2014, on a pro forma basis. This forecast is based primarily on the expectation that 57 sites will be company-operated during the twelve months ending June 30, 2016 as compared to the 66 sites that were company-operated during the year ended December 31, 2014, on a pro forma basis. This change reflects our plan to “dealerize” sites, a process in which we will enter into a contract with a dealer or consignment agent to lease and operate an existing company-operated site and collect rental income and wholesale or consignment fuel distribution revenue from the site instead of operating the site ourselves. Our forecast assumes a consistent average merchandise gross margin as compared to the average merchandise gross margin for the year ended December 31, 2014, on a pro forma basis, because historically these margins have not fluctuated materially from period to period.

•

Revenue and Gross Profit from Rental Income and Other. We forecast revenue and gross profit from rental income from sites that we own or lease and then lease or sublease to dealers or consignment agents, in addition to other income from our sites will be $10.0 million and $4.4 million, respectively, for the twelve months ending June 30, 2016 as compared to $7.6 million and $0.8 million, respectively, for the year ended December 31, 2014, on a pro forma basis. Our forecast includes $7.8 million of gross rental income from our tenants and $5.6 million in rental expense which we are obligated to pay on sites that we lease from others. This forecast is based primarily on the expectation that we will lease or sublease 124 sites during the twelve months ending June 30, 2016 as compared to the 97 sites that we leased and subleased during the year ended December 31, 2014, on a pro forma basis. The increase in the number of sites on which we expect to collect rent is based on certain company-operated sites that we expect to “dealerize” into dealer-operated sites or consignment sites and the acquisition of additional sites during the quarter ended March 31, 2015. The rent per month per site that we receive is contractually fixed based on the lease agreements with our lessees. In situations where we expect to dealerize sites and begin collecting rent during the twelve months ending June 30, 2016, the expected average rent per month per site is based on market rates as well as our recent history of implementing new lease agreements at comparable sites. We forecast gross profit from other income, which includes car wash and other operating income, will be $2.2 million for the twelve months ending June 30, 2016.

Selling, General and Administrative Expenses

We forecast that our selling, general and administrative expenses will be $48.0 million for the twelve months ending June 30, 2016 as compared to $43.9 million for the year ended December 31, 2014. The forecasted selling, general and administrative expenses reflect all the indirect costs of running our business, including payroll and employee benefits, credit card processing fees, repairs and maintenance, professional fees, insurance, property taxes, office rent, utilities and other miscellaneous expenses. For the twelve months ending June 30, 2016, we have included $2.0 million of other general and administrative expenses associated with being a public company, including expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director and officer liability insurance expenses and director compensation. Our selling, general and administrative expenses of $43.9 million for the year ended December 31, 2014 give effect to the elimination of $11.1 million in direct and allocated selling, general and administrative expenses associated with the Recent Acquisitions that were not acquired by us and the inclusion of $2.0 million of other general and administrative expenses associated with being a public company. Please read our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

Depreciation, Amortization and Accretion Expenses

We forecast that our depreciation, amortization and accretion expenses will be $25.3 million for the twelve months ending June 30, 2016 as compared to $28.0 million for the year ended December 31, 2014, on a pro forma basis. Our forecast of depreciation expenses is based primarily on our average depreciable asset lives and depreciation methodologies for tangible assets, taking into account the forecasted capital expenditures described below. We have assumed that the average depreciable asset lives are from 3 to 40 years. Our forecast of amortization expenses is based primarily on our average amortizable asset lives and amortization methodologies for intangible assets, taking into account the forecasted capital expenditures described below. We have assumed that the average amortizable asset lives are 1 to 25 years for intangible assets, including motor fuel supply agreements.

Interest

We forecast that our interest expense will be $3.9 million for the twelve months ending June 30, 2016 as compared to $3.6 million for the year ended December 31, 2014, on a pro forma basis. Our interest expense for the twelve months ending June 30, 2016 is based on the following assumptions:

•

our outstanding indebtedness will be reduced to $77.0 million after application of a portion of the net proceeds from this offering, and we forecast our average outstanding borrowings on our revolving credit facility will be $74.4 million for the forecast period; and

•

we have assumed an average cash interest rate of 3.97% for the twelve months ending June 30, 2016 as compared to an average cash interest rate of 3.63% for the year ended December 31, 2014, on a pro forma basis. Based on our anticipated level of outstanding borrowings following this offering, our revolving credit facility will bear interest at a rate of LIBOR plus 2.50%. Our interest rate forecast incorporates the impact of rising interest rates beginning in the second half of 2015 and the first half of 2016; and

•	amortization of deferred financing costs, which are included in total interest expense but excluded from cash interest expense, will be $1.0 million.

Taxes

Empire Services, our subsidiary that has elected to be treated as a corporation for U.S. federal income tax purposes, will be subject to federal income tax on retail fuel margin income and merchandise income. However, we believe that the estimated income for the twelve months ending June 30, 2016 will be significantly offset by depreciation and interest deductions, resulting in no net federal tax expense for the twelve months ending June 30, 2016. Our forecast of $0.1 million of income tax expense is related to the Texas state franchise tax, which is based on taxable margin generated by our operations in Texas.

Capital Expenditures

We forecast that our capital expenditures will be $3.4 million for the twelve months ending June 30, 2016 as compared to $150.9 million for the year ended December 31, 2014, on a pro forma basis. We forecast that our maintenance capital expenditures will be $3.4 million for the twelve months ending June 30, 2016 as compared to $2.5 million for the year ended December 31, 2014, on a pro forma basis. Excluding the impact of future acquisitions, we expect our maintenance capital expenditures going forward to remain consistent with our forecasted estimate. We anticipate that maintenance capital expenditures will be funded with cash generated by our operations. We forecast that we will make no expansion capital expenditures during the twelve months ending June 30, 2016 as compared to $148.4 million for the year ended December 31, 2014, on a pro forma basis, which included the Recent Acquisitions and our other acquisitions completed in 2014.

We plan to grow through acquisitions, which would increase our expansion capital expenditures, but our forecast does not include any specific acquisition activity because we do not currently have any acquisitions that are subject to a signed purchase agreement.

Regulatory, Industry and Economic Factors

We forecast our results of operations for the twelve months ending June 30, 2016 based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, dealers, lessees or sub-wholesalers;

•

no new federal, state or local regulation of the portions of the motor fuel industry in which we operate or any interpretation of existing regulation that in either case will be materially adverse to our business;

•	no material adverse effects to our business or industry on account of natural disasters;

•	no rapid commodity price changes;

•	no major adverse change resulting from supply disruptions or reduced demand for motor fuel; and

•	no material changes to market, regulatory and overall economic conditions.

Actual results could vary significantly from the foregoing assumptions if there are substantial changes in the demand for motor fuel, including, but not limited to, decreases in demand for motor fuel resulting from increases in the price of motor fuel, if a number of our dealers are unable to satisfy their contractual obligations, if we divest some of our properties or fail to acquire new properties, if the margins we receive on motor fuel we distribute change substantially, if we are unable to enter into new or amend our current supply agreements in order to meet any increased demand for motor fuel and service any newly acquired sites. Please read “Risk Factors—Risks Inherent in Our Business—The assumptions underlying our forecast of Adjusted EBITDA and distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual distributable cash flow to differ materially from our forecast.”

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 60 days after the end of each quarter, beginning with the quarter ending                 , 2015 we distribute all of our available cash to our unitholders of record on the applicable record date. We will prorate the amount of our first distribution for the period from the date of the closing of this offering through                 , 2015 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of any cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including cash reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

•

comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we or such subsidiary is bound or which our or such subsidiary’s assets are subject; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions pursuant to this bullet point if the effect of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter).

•

plus, if our general partner so determines, all or any portion of the additional cash and cash equivalents (A) on hand on the date of determination of available cash with respect to such quarter resulting from working capital borrowings made subsequent to the end of such quarter or (B) available to be borrowed as working capital borrowings as of the date of determination of available cash with respect to such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter to pay distributions to our unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to pay a minimum quarterly distribution to our unitholders of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of costs and expenses to our general partner and its affiliates incurred on our behalf. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to pay any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” for a discussion of the restrictions that we expect will be included in our revolving credit facility that may restrict our ability to pay distributions.

General Partner Interest and Incentive Distribution Rights

Our general partner owns a non-economic general partner interest in us, which will not entitle it to receive cash distributions. Our general partner will also initially own all of our incentive distribution rights, which will entitle it to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The maximum distribution of 50% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units that they own. Please read “Our Partnership Agreement.”

Operating Surplus and Capital Surplus

General

All cash distributed to our unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, provided that cash receipts from the termination of a hedge contract prior to its scheduled settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, our definition of operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) issuances of equity interests, (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (4) capital contributions received by us.

We define operating expenditures as all of our cash expenditures, including taxes, reimbursements of costs and expenses of our general partner and its affiliates, officer, director and employee compensation, cash interest expense, payments made in the ordinary course of business under any hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its scheduled settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract and amounts paid in connection with the initial purchase of a hedge contract will be amortized over the life of such hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $         million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will pay any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are those made to maintain existing contract volumes or renew existing supply agreements or maintain our real estate leased to dealers and consignment agents in leasable condition.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of additional motor fuel supply agreements, consignment sites and company-operated sites, to the extent such acquisitions are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated between maintenance capital expenditures and expansion capital expenditures as determined by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (as defined below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed “subordinated” because for a period of time, referred to as the

“subordination period,” the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from operating surplus on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                 , 2018, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $         (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $         (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending             , 2016, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $         (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $         (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will pay distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of partnership interests.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will pay distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of partnership interests.

General Partner Interest and Incentive Distribution Rights

Our general partner owns a non-economic general partner interest in us, which will not entitle it to receive cash distributions. Our general partner will also initially own all of our incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner continues to own the incentive distribution rights and that we do not issue additional classes of partnership interests.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between our unitholders and our general partner, as the initial holder of our incentive distribution rights, based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest In Distributions” are the percentage interests of our general partner and our unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The following table assumes that our general partner has not transferred its incentive distribution rights, that there are no arrearages on common units and that we have not issued additional classes of partnership interests.

	Total Quarterly Distribution		Marginal Percentage Interest in Distributions
	Per Unit Target Amount		Our Unitholders	General Partner
Minimum Quarterly Distribution	$		100%	0%
First Target Distribution	above $	up to $	100%	0%
Second Target Distribution	above $	up to $	85%	15%
Third Target Distribution	above $	up to $	75%	25%
Thereafter	above $		50%	50%

Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of the incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of the incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right of the holder of the incentive distribution rights to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to the holder of the incentive distribution rights are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of our general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, to all unitholders, pro rata, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•

third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between our unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

			Marginal Percentage Interest in Distributions
	Quarterly Distribution Per Unit Prior to Reset		Common Unitholders	Incentive Distribution Rights	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$		100%	—	$
First Target Distribution	above $	up to $	100%	—	above $		up to $	(1)
Second Target Distribution	above $	up to $	85%	15%	above $		up to $	(2)
Third Target Distribution	above $	up to $	75%	25%	above $		up to $	(3)
Thereafter		above $	50%	50%	above $	(3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to our unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be             common units outstanding and the average distribution to each common unit would be $         per quarter for the two consecutive non-overlapping quarters prior to the reset.

			Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner Prior to Reset
	Quarterly Distribution Per Unit Prior to Reset			Common Units	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$		$	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $

			$	$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to our unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be             common units outstanding and that the average distribution to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x) $         as the average of the amounts received by our general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $            .

			Cash Distributions to Common Unitholders After Reset		Cash Distribution to General Partner After Reset
	Quarterly Distribution Per Unit After Reset				Common Units		Incentive Distribution Rights		Total		Total Distributions
Minimum Quarterly Distribution	$		$		$		$			$—	$
First Target Distribution	above $	up to $		—		—		—		—		—
Second Target Distribution	above $	up to $		—		—		—		—		—
Third Target Distribution	above $	up to $		—		—		—		—		—
Thereafter		above $		—		—		—		—		—

				$		$		$—	$		$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will be Made

We will pay distributions of available cash from capital surplus, if any, in the following manner:

•	first, to all unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumption that we do not issue additional classes of partnership interests.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will then pay all future distributions from operating surplus, with 50% being paid to our unitholders, pro rata, and 50% to the holder of the incentive distribution rights.

Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units (commonly referred to as a “reverse split”) or subdivide our units into a greater number of units (commonly referred to as a “split”), we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the arrearages per common unit in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional partnership interests for cash or property (including additional common units issued under any compensation or benefit plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation (as described below).

The allocations of gain and loss upon our liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a liquidation preference over the holders of outstanding subordinated units, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units plus, along with the subordinated units, a portion of any remaining funds, as described below. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•	second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentages and order set forth above are based on the assumptions that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of partnership interests.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If the liquidation occurs before the end of the subordination period, after making allocations of loss to the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our unitholders in the following manner:

•	first, to the subordinated unitholders in proportion to the positive balances in their capital accounts, until the capital accounts of the subordinated unitholders have been reduced to zero; and

•	thereafter, 100% to the common unitholders in accordance with their percentage interest in us.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional partnership interests. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to our unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional partnership interests, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional partnership interests or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional partnership interests to our unitholders based on their percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional partnership interests will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows selected historical financial and operating data of our predecessors, and unaudited pro forma financial and operating data of Empire Petroleum Partners, LP for the periods and as of the dates indicated. The selected historical financial data of our predecessor as of and for the year ended December 31, 2010 and as of July 6, 2011 and for the period from January 1, 2011 through July 6, 2011, are derived from the audited and unaudited consolidated financial statements of Empire Petroleum Holdings, LLC, our accounting predecessor for such periods, which are not included in this prospectus. The selected historical financial and operating data as of December 31, 2011 and for the period from July 7, 2011 through December 31, 2011 are derived from the audited consolidated financial statements of Empire, our accounting predecessor for such periods, which are not included in this prospectus. On July 7, 2011, Empire acquired substantially all of the assets and liabilities of Empire Petroleum Holdings, LLC. The selected historical financial and operating data of our predecessor as of and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited historical consolidated financial statements of Empire, our accounting predecessor for such years, appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the audited historical consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma financial and operating data presented in the following table as of, and for the year ended December 31, 2014, are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma balance sheet gives effect to the acquisition of assets from Atlas and assumes the offering and the related transactions occurred as of December 31, 2014, and the unaudited pro forma statement of income for the year ended December 31, 2014 gives effect to the Recent Acquisitions and assumes the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

•	the contribution by Empire of substantially all of its assets and liabilities to us;

•	our issuance to Empire of common units and subordinated units;

•	our issuance of all of the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

•	our issuance of common units to the public in this offering, representing a % limited partner interest in us;

•	the amendment and restatement of our revolving credit facility;

•	the application of the net proceeds from this offering as described in “Use of Proceeds”;

•

our contribution of our consignment agreements, company-operated sites and certain of our leased properties to Empire Services, a taxable subsidiary, as described under “Material Federal Income Tax Consequences”;

•	our entry into the Empire Supply Agreement with Empire Services; and

•	our entry into an omnibus agreement with Empire and our general partner.

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $2.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

	Predecessor Historical						Partnership Pro Forma
	Empire Petroleum Partners, LLC				Empire Petroleum Holdings, LLC
	Year Ended December 31,			Period from July 7, 2011 through December 31, 2011	Period from January 1, 2011 through July 6, 2011	Year Ended December 31, 2010	Year Ended December 31, 2014
	2014	2013	2012
					(unaudited)		(unaudited)
	(in thousands, except per unit data)
Statement of Income Data:
Revenue:
Motor fuel sales	$1,466,605	$1,210,188	$1,051,904	$254,724	$226,692	$183,051	$2,614,591
Merchandise sales	25,871	22,909	24,424	3,132	960	1,304	51,799
Rental income and other	6,120	8,063	11,077	6,560	3,077	169	7,572

Total revenue	1,498,596	1,241,160	1,087,405	264,416	230,729	184,524	2,673,962
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,422,017	1,174,859	1,023,994	248,385	221,139	178,194	2,549,961
Merchandise sales	18,855	16,238	17,879	2,201	692	1,030	36,819
Rental income and other	6,775	7,420	10,483	6,909	2,909	—	6,775

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,447,647	1,198,517	1,052,356	257,495	224,740	179,224	2,593,555

Total gross profit (excluding depreciation, amortization and accretion expenses)	50,949	42,643	35,049	6,921	5,989	5,300	80,407

Operating expenses:
Selling, general and administrative expenses	30,057	28,874	27,012	5,775	3,737	3,919	53,000
Depreciation, amortization and accretion expenses	13,526	8,445	6,549	1,409	1,339	1,086	28,031
Acquisition expenses	2,586	809	2,938	10,091	887	267	—
(Gain) on sale of assets	(860)	(158)	—	—	—	—	(860)

Total operating expenses	45,309	37,970	36,499	17,275	5,963	5,272	80,171

Operating income (loss)	5,640	4,673	(1,450)	(10,354)	26	28	236

Other expense:
Interest expense, net	3,607	2,752	2,001	582	256	143	3,627
Other expense (income)	—	—	—	—	—	6	(318)

Total other expense	3,607	2,752	2,001	582	256	149	3,309

Income (loss) from continuing operations before income taxes	2,033	1,921	(3,451)	(10,936)	(230)	(121)	(3,073)
Provision for income taxes	141	159	14	—	—	(209)	141

Income (loss) from continuing operations	1,892	1,762	(3,465)	(10,936)	(230)	88	(3,214)
Income (loss) from discontinued operations	—	5,263	(196)	—	—	—	—

Net income (loss)	$1,892	$7,025	$(3,661)	$(10,936)	$(230)	$88	$(3,214)

Earnings (loss) per unit—basic and diluted (unaudited):
Income (loss) from continuing operations	$0.32	$0.32	$(0.71)
Income (loss) from discontinued operations	—	0.94	(0.04)

Net income (loss)	$0.32	$1.26	$(0.75)

Weighted-average units outstanding – basic and diluted	5,844,042	5,587,284	4,890,850
Other Financial Data (unaudited):
Adjusted EBITDA(1)	$21,892	$14,502	$8,317	$1,221	$2,629	$1,681	$38,901
Capital expenditures, including acquisitions	$99,746	$5,763	$35,506	$5,954	$995	$9,782
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$18,557	$7,228	$2,253	$(17,650)	$342	$1,774
Investing activities	$(96,185)	$29,577	$(34,940)	$(2,426)	$995	$(8,418)
Financing activities	$90,582	$(38,626)	$29,740	$27,348	$(577)	$7,359

(1)	For a definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

	Predecessor Historical										Partnership Pro Forma
	Empire Petroleum Partners, LLC								Empire Petroleum Holdings, LLC
	Year Ended December 31,						Period from July 7, 2011 through December 31, 2011		Period from January 1, 2011 through July 6, 2011	Year Ended December 31, 2010	Year Ended December 31, 2014
	2014		2013		2012
									(unaudited)		(unaudited)
	(in thousands, except operating data)
Balance sheet data (at period end):
Cash	$15,458		$2,504		$4,325		$7,272		$3,987	$2,000	$
Property and equipment, net	97,702		53,255		81,741		79,162		5,610	5,012
Total assets	282,358		153,152		181,156		155,199		35,259	31,786
Long-term debt	88,774		39,104		58,480		38,000		7,969	7,108	77,000
Total liabilities	146,724		72,108		95,376		79,899		24,890	21,009
Members’ equity	135,634		81,044		85,780		75,300		10,369	10,777
Total liabilities and members’ equity	282,358		153,152		181,156		155,199		35,259	31,786
Operating Data:
Motor fuel gallons distributed (millions)
Dealer-operated sites	453		326		277		137	(1)			695
Consignment sites	50		51		32		17	(1)			144
Company-operated sites	45		37		39		11	(1)			80

Total gallons distributed	548		414		348		165	(1)			919

Fuel gross margin (cents per gallon)	8.1	¢	8.5	¢	8.0	¢					7.0	¢
Number of sites (period end)	1,062		698		663						1,311

(1)	Operating data reflects a full year of operations in 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the historical financial condition and results of operations of Empire Petroleum Partners, LLC, our predecessor for accounting purposes for the dates indicated, without giving effect to the pro forma adjustments related to our formation transactions, the amendment and restatement of our revolving credit facility, our entry into the Empire Supply Agreement, the completion of this offering and the application of proceeds from this offering. You should read the following discussion of the historical financial condition and results of operations of our predecessor in conjunction with the audited historical consolidated financial statements and accompanying notes of our predecessor and the unaudited pro forma condensed combined financial statements and accompanying notes of Empire Petroleum Partners, LP included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. Please read “Forward-Looking Statements.” Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.” Unless otherwise noted, all operational data herein reflects our business operations as of February 28, 2015.

Overview

We are a growth-oriented Delaware limited partnership primarily engaged in the wholesale distribution of motor fuel under long-term, fixed-margin supply agreements. We distribute motor fuel to over 1,300 retail fuel outlets across 27 states and the District of Columbia, making us one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. Our motor fuel distribution network serves sites primarily in our four core markets of Texas, the Southeast, the Great Lakes and the Mid-Atlantic regions of the United States.

We distribute motor fuel to 1,060 dealer-operated sites, 190 consignment sites and 61 company-operated sites. We distribute motor fuel to independent dealer-operated sites pursuant to long-term, fixed-margin supply agreements. In addition, following the closing of this offering, we will distribute motor fuel to our consignment sites and company-operated sites pursuant to the Empire Supply Agreement that we will enter into with Empire Services.

Under our supply agreements with dealers, we typically receive a fixed margin, expressed in cents per gallon, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Due to the large volume of motor fuel that we purchase, we typically benefit from volume rebates and prompt payment incentives from most major oil companies with whom we do business, some of which may not be available to smaller wholesale distributors. Our supply agreements with dealers generally have an initial term of 10 years and, as of February 28, 2015, had an average remaining term of approximately 8.7 years. These agreements obligate dealers to purchase motor fuel exclusively from us and typically contain minimum volume commitments. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we are able to pass on the cost of motor fuel to the dealers. We typically purchase motor fuel only after receiving a dealer order and we hold title to the fuel only for the intraday period required for delivery. Please read “Business—Our Business and Properties—Wholesale Motor Fuel Distribution.”

In addition to income from our wholesale distribution of motor fuel, Empire Services will receive income from retail sales of motor fuel to consumers at consignment sites and company-operated sites and income from sales of convenience store merchandise at company-operated sites. We will also receive rental income from 99 sites that we lease or sublease to dealers or consignment agents.

We believe that our long-term, fixed-margin fuel supply agreements with independent dealers provide us with stable and predictable cash flow that will support consistent distributions to our unitholders. We intend to grow our business primarily through acquisitions of wholesale fuel supply agreements, which we believe will add to the scale, stability and diversification of our motor fuel distribution network. Since 2011, we have successfully completed 12 acquisitions, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% from 165 million gallons in 2011 to 919 million gallons in 2014, pro forma for the Recent Acquisitions.

Segment Information

We have two reportable segments based on the products and services provided by each segment, as follows:

•

Wholesale—Our wholesale segment generates revenue primarily from the distribution of branded and unbranded motor fuel to dealer-operated sites under long-term, fixed-margin fuel supply agreements. This segment also earns rental income on properties that we lease or sublease to dealers.

•

Retail—Our retail segment generates revenue primarily from retail sales of motor fuel to consumers at consignment sites and company-operated sites. This segment also generates revenue from sales of convenience store merchandise and other ancillary products and services at company-operated sites and earns rental income on sites that we lease or sublease to consignment agents.

Our reportable segments are strategic business units that experience different operating income margins due to the different products sold, services provided and customers served. These segments are managed separately as each segment requires unique marketing strategies and operating capabilities. Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to our corporate headquarters and other administrative costs.

We evaluate the performance of our segments based on gross profit and income from continuing operations. There has historically been no intersegment revenue. However, following the closing of this offering, intersegment revenue will be recognized as we distribute fuel to consignment sites and company-operated sites pursuant to the Empire Supply Agreement. Each segment bears the direct operating expenses associated with its operations, and certain general and administrative expenses are allocated to each segment to reflect the indirect overhead cost of operating each segment. General and administrative expenses that are not included in either of the two reportable segments are included in the corporate category.

Recent Trends and Outlook

Certain trends and general economic or industry-specific factors may affect our financial performance and results of operations in the future, both in the short term and in the long term. Our results of operations and financial condition depend, in part, upon the factors described below. Please read “Risk Factors” for additional information about the risks associated with purchasing our common units.

•

Industry Consolidation and Acquisition Environment. The wholesale motor fuel distribution industry is highly fragmented and is characterized by thousands of wholesale distributors competing for the supply of branded and unbranded fuel. As a result, we believe there is considerable opportunity for consolidation in our industry. In addition, in recent years, major oil companies have been increasing the minimum volume, scale and credit requirements for their motor fuel distribution partners. As a result, we believe there is a large number of independent motor fuel distributors with limited scale that may consider selling their businesses. As one of the largest independent wholesale motor fuel distributors in the United States, we believe these trends benefit us and position us to be a potential acquirer of smaller wholesale motor fuel distributors. Consistent with our business strategies, we are continuously engaged in discussions with potential acquisition targets. However, there is no certainty that we will be able to complete and successfully integrate any acquisitions or that we will be able to increase our distribution per unit by making accretive acquisitions. Despite our successful acquisition track record and experienced acquisition team, we can give no assurance that our acquisition efforts will be successful or that any particular acquisition will be completed on terms that are favorable to us.

•

Long-Term Demand Patterns. Further advancements in energy efficiency, new technology and alternative fuels could reduce demand for motor fuels. Increased conservation and technological advances, including the development of improved gas mileage vehicles and the increased usage of electrically powered vehicles, have adversely affected the demand for motor fuel. Government mandated fuel efficiency standards for vehicles could exacerbate this reduction. While the Energy Information Administration forecasts only a gradual decline in motor fuel demand through 2040, any increased conservation measures or unexpected technological advances in fuel efficiency might further reduce motor fuel demand and adversely affect our operating results.

•

Fuel Price Volatility. Crude oil and domestic wholesale motor fuel prices are inherently volatile due to the complex interactions of global energy supply and demand combined with geopolitical instability in major oil producing and consuming countries. In 2014, a rapid fall in the price of oil led to lower refined petroleum products prices, ending a multi-year period of elevated prices. Our business is directly affected by such changes in crude oil prices which, in turn, impact wholesale motor fuel prices. Generally, as motor fuel prices increase, the margins we realize in our retail segment decrease and as motor fuel prices decrease, the margins we realize in our retail segment increase, in each case as a result of the delay with which retail prices respond to wholesale price changes. These trends are partially offset by the impact of changes in motor fuel prices on our prompt payment incentives in our wholesale segment, which are generally calculated as a percentage of the total purchase price of the motor fuel we distribute. To the extent that future motor fuel prices are significantly different from, or are significantly more volatile than, our expectations, our results of operations may be materially impacted.

•

Seasonal Demand Patterns. Our business exhibits some seasonality due to increased demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in the late spring and summer months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of the year. In addition, the price of motor fuel can vary throughout the year and is typically higher in the late spring and summer months in accordance with the higher demand for fuel. While we believe our results of operations are generally insulated from changes in fuel prices, the seasonal variations in prices may vary, either positively or negatively, the magnitude of our prompt payment incentives as well as the margins realized at our consignment sites and company-operated sites.

Results of Operations

How We Evaluate Our Operations

Our management relies on financial and operational metrics designed to track the key elements that contribute to our operating performance. Key measures that we use to evaluate and assess our business include:

Volume of Motor Fuel Distributed. Volume of motor fuel distributed represents the gallons of motor fuel we distribute to all the sites in our distribution network. We use motor fuel volume, both in the aggregate and on a per site basis, to assess the effectiveness of our pricing strategies, the performance of a site as compared to other sites in our distribution network and the overall success of our acquisition growth strategy. Our goal is to consistently increase the volume of motor fuel that we distribute.

Gross Margin per Gallon. Gross margin per gallon reflects the gross profit on motor fuel divided by the number of gallons distributed. Under our fuel supply agreements, we typically receive a fixed margin, expressed in cents per gallon, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Due to the large volume of motor fuel that we purchase, we also generally receive volume rebates and earn prompt payment incentives from major oil companies. Pursuant to the Empire Supply Agreement, we will receive a fixed margin of 5.0 cents per gallon, in addition to the cost of purchasing and delivering the motor fuel, for each gallon of motor fuel that we distribute to our consignment sites and company-

operated sites. In addition, through Empire Services, we will receive the retail selling price for each gallon of fuel sold to consumers at our consignment sites and company-operated sites, which will typically enhance the overall margin we receive on gallons distributed in our retail segment.

Adjusted EBITDA. Adjusted EBITDA represents net income before interest expense, income tax expense, and depreciation, amortization and accretion expenses, as further adjusted to exclude certain non-recurring items, such as the gain or loss on sale of assets, acquisition expenses and non-cash items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded limited partnerships, without regard to financing methods;

•	the ability of our business to generate sufficient cash to support our decision to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. Adjusted EBITDA is not calculated or presented in accordance with GAAP. The GAAP measure most directly comparable to Adjusted EBITDA is net income. Adjusted EBITDA should not be considered as an alternative to GAAP net income; it has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. For a reconciliation of Adjusted EBITDA to net income, its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary—Summary Historical And Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Items Impacting the Comparability of Our Financial Results

For the reasons described below, our future results of operations may not be comparable to the historical results of operations for the periods presented below for Empire Petroleum Partners.

Acquisitions. Since 2011, we have pursued an acquisition growth strategy and have successfully completed 12 acquisitions, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% from 165 million gallons in 2011 to 919 million gallons in 2014, pro forma for the Recent Acquisitions. Our significant historical acquisition activity, as well as our expected future acquisition activity, impacts the period to period comparability of our results of operations. Since January 1, 2015 we have completed the following transactions:

•

Atlas Acquisition. On January 12, 2015, we acquired fuel supply agreements and related assets and 18 sites from Atlas for total consideration of $81.6 million. The assets acquired from Atlas are concentrated in the Great Lakes region of the United States and added approximately 211 million annual gallons to our motor fuel distribution network. Please read “Business—Recent Acquisitions—Acquisition of Atlas Assets.” On March 31, 2015, we purchased an additional six sites from Atlas for approximately $3.6 million in cash.

•

Besche Option Exercise. On March 20, 2015, we exercised a purchase option associated with our previous acquisition of certain assets from The Besche Oil Company, Inc. Pursuant to our purchase option, we acquired the real estate and related leases associated with eight consignment sites in exchange for approximately $3.7 million in cash, including closing costs.

•

Raceway Acquisition. In March 2015, we acquired six sites from RaceTrac of Georgia, Inc. for $7.2 million in cash, including fees, transaction costs and working capital. The acquired properties are all consignment sites.

Publicly Traded Partnership Expenses. Following this offering, our general and administrative expenses will include certain costs and expenses resulting from becoming a publicly traded partnership. These general and administrative expenses will include legal and accounting costs, as well as other costs associated with being a public company, such as expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director and officer liability insurance expenses and director compensation. We currently expect these costs to be approximately $2.0 million annually. Our financial statements following this offering will reflect the impact of these costs and expenses, which will affect the comparability of our financial statements with periods prior to the closing of this offering. In addition, following this offering, the advisory services fee historically paid by Empire to American Infrastructure MLP Management, L.L.C., an affiliate of AIM, will be terminated.

Empire Supply Agreement. Following this offering, we will sell motor fuel directly to consumers at our consignment sites and company-operated sites through Empire Services. Pursuant to the Empire Supply Agreement we will distribute, on a wholesale basis, all of the motor fuel required by Empire Services for direct sale to consumers at our consignment sites and company-operated sites. We will earn a fixed margin of 5.0 cents per gallon for motor fuel distributed to Empire Services and Empire Services will earn the retail margin on motor fuel sales. While the Empire Supply Agreement will have no impact on the comparability of our consolidated financial results, it will result in a reallocation of a portion of our gross profit from our retail segment to our wholesale segment, and thus will impact the comparability of our future segment results to our historical segment results.

Consolidated Results of Operations—Year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth our results of operations for the periods indicated.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Consolidated Statement of Operations Data:
Volume distributed:
Motor fuel distributed (gallons)	548,388	413,563	134,825	32.6%
Revenue:
Motor fuel sales	$1,466,605	$1,210,188	$256,417	21.2%
Merchandise sales	25,871	22,909	2,962	12.9%
Rental income and other	6,120	8,063	(1,943)	(24.1)%

Total revenue	1,498,596	1,241,160	257,436	20.7%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,422,017	1,174,859	247,158	21.0%
Merchandise sales	18,855	16,238	2,617	16.1%
Rental income and other	6,775	7,420	(645)	(8.7)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,447,647	1,198,517	249,130	20.8%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	44,588	35,329	9,259	26.2%
Merchandise sales	7,016	6,671	345	5.2%
Rental income and other	(655)	643	(1,298)	—

Total gross profit (excluding depreciation, amortization and accretion expenses)	50,949	42,643	8,306	19.5%

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Operating expenses:
Selling, general and administrative expenses	30,057	28,874	1,183	4.1%
Depreciation, amortization and accretion expenses	13,526	8,445	5,081	60.2%
Acquisition expenses	2,586	809	1,777	219.7%
(Gain) on sale of assets	(860)	(158)	(702)	—

Total operating expenses	45,309	37,970	7,339	19.3%

Operating income	5,640	4,673	967	20.7%
Interest expense, net	3,607	2,752	855	31.1%

Income from continuing operations before income taxes	2,033	1,921	112	5.8%
Provision for income taxes	141	159	(18)	(11.3)%

Income from continuing operations	1,892	1,762	130	7.4%
Income from discontinued operations	—	5,263	(5,263)	—

Net income	$1,892	$7,025	$(5,133)	(73.1)%

Revenue and Gross Profit from Motor Fuel Sales

Our revenue and gross profit from motor fuel sales are principally derived from the purchase and sale of motor fuel. Changes in revenue and gross profit from motor fuel sales are driven by the volume of motor fuel distributed and market prices for motor fuel, which are generally passed through to dealers.

Our revenue from motor fuel sales was $1,466.6 million for the year ended December 31, 2014, an increase of $256.4 million, or 21.2%, as compared to $1,210.2 million for the year ended December 31, 2013. The increase in revenue from motor fuel sales resulted from a net increase in volume of motor fuel distributed, partially offset by a lower average selling price per gallon for the year ended December 31, 2014. The volume of motor fuel distributed during the year ended December 31, 2014 was 548.4 million gallons, an increase of 134.8 million gallons, or 32.6%, compared to 413.6 million gallons of motor fuel distributed during the year ended December 31, 2013. The increase in volume of motor fuel distributed was primarily due to volumes attributable to acquisitions consummated during the year ended December 31, 2014 and a full year of operations associated with the acquisition consummated during the year ended December 31, 2013. For the year ended December 31, 2014, the average selling price per gallon was $2.67, a decrease of 26.0 cents, or 8.9%, compared to the average selling price of $2.93 for the year ended December 31, 2013.

Our gross profit from motor fuel sales was $44.6 million for the year ended December 31, 2014, an increase of $9.3 million, or 26.2%, as compared to $35.3 million in the year ended December 31, 2013. The increase in gross profit was principally driven by an increase in the volume of motor fuel distributed, partially offset by a lower average gross margin of 8.1 cents per gallon for the year ended December 31, 2014 as compared to the average gross margin of 8.5 cents per gallon for the year ended December 31, 2013.

Revenue and Gross Profit from Sales of Convenience Store Merchandise and Rental Income and Other

Our revenue from sales of convenience store merchandise and rental income and other is principally derived from our sales of convenience store merchandise and other ancillary products and services at company-operated sites and rental income received from dealers and consignment agents to whom we lease or sublease our owned or leased sites. Changes in revenue are generally attributable to changes in consumer preferences for convenience store merchandise and fluctuations in market rates for site leases and subleases.

Our revenue from convenience store merchandise sales was $25.9 million for the year ended December 31, 2014, an increase of $3.0 million, or 12.9%, as compared to $22.9 million for the year ended December 31, 2013. The increase in revenue from convenience store merchandise sales was primarily related to increased consumer traffic at our company-operated sites and the conversion of two consignment sites to company-operated sites.

Our gross profit from convenience store merchandise sales was $7.0 million for the year ended December 31, 2014, an increase of $0.3 million, or 5.2%, as compared to $6.7 million for the year ended December 31, 2013. The increase in gross profit was principally driven by an increase in merchandise sales, partially offset by a lower merchandise margin of 27.1% for the year ended December 31, 2014 as compared to the merchandise margin of 29.1% for the year ended December 31, 2013.

Our revenue from rental income and other was $6.1 million for the year ended December 31, 2014, a decrease of $1.9 million, or 24.1%, as compared to $8.1 million for the year ended December 31, 2013. The decrease was primarily due to the sale of 19 leased sites during the year ended December 31, 2013. We continue to supply motor fuel to these sites, and their sale enabled us to reduce outstanding borrowings.

Our gross profit from rental income and other was a loss of $0.7 million for the year ended December 31, 2014, a decrease of $1.3 million, as compared to gross profit of $0.6 million for the year ended December 31, 2013. The decrease in gross profit from rental income and other was principally driven by the termination of certain leases during 2013 totaling approximately $0.9 million and property tax increases of approximately $0.4 million on certain of the sites that we own or lease.

Operating Expenses

Operating expenses increased $7.3 million, or 19.3%, to $45.3 million for the year ended December 31, 2014 from $38.0 million for the year ended December 31, 2013. Operating expenses consist of selling, general and administrative expenses, depreciation, amortization and accretion expenses, acquisition expenses and net gain on sale of assets. The $7.3 million increase in our operating expenses for the year ended December 31, 2014 related primarily to increases in depreciation, amortization and accretion expenses and acquisition expenses, partially offset by the increase in gain on sale of assets.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2014 were $30.1 million compared to $28.9 million for the year ended December 31, 2013. The increase of $1.2 million, or 4.1%, was primarily due to $0.9 million in increased payroll expenses relating to the acquisitions consummated during the year ended December 31, 2014 as well as incremental non-recurring and recurring expenses related to preparation for our initial public offering and becoming a publicly traded partnership.

Depreciation, Amortization and Accretion Expenses

Depreciation, amortization and accretion expenses for the year ended December 31, 2014 were $13.5 million compared to $8.5 million for the year ended December 31, 2013. The increase of $5.1 million, or 60.2%, was primarily due to the depreciation, amortization and accretion expenses attributable to acquisitions completed during the year ended December 31, 2014.

Acquisition Expenses

Acquisition expenses consist of legal and accounting due diligence expenses, real estate appraisal and survey expenses, broker-dealer fees and environmental studies. Acquisition expenses for the year ended December 31, 2014 were $2.6 million as compared to $0.8 million for the year ended December 31, 2013. The increase of $1.8 million was primarily due to the successful completion of four acquisitions during the year ended December 31, 2014 as compared to the successful completion of one acquisition during the year ended December 31, 2013.

Gain on Sale of Assets

Gain on sale of assets was $0.9 million for the year ended December 31, 2014 compared to $0.2 million for the year ended December 31, 2013, excluding our $5.3 million gain on the sale of 19 leased sites during the year ended December 31, 2013. Please read “Note 17—Discontinued Operations” in the audited historical consolidated financial statements included elsewhere in this prospectus.

Interest Expense

Interest expense was $3.6 million for the year ended December 31, 2014 compared to $2.8 million, which excludes $0.7 million of interest expense reflected in our discontinued operations for the year ended December 31, 2013. This increase was primarily attributable to a higher average drawn balance on our revolving credit facility during the year ended December 31, 2014, as compared to the year ended December 31, 2013, related to acquisitions consummated during the year ended December 31, 2014. Interest expense associated with this higher average drawn balance on our revolving credit facility was partially offset by the favorable impact of nonrecurring deferred financing costs accelerated during the year ended December 31, 2013 due to the replacement of our previous credit facility and the termination of an interest rate swap which increased our effective interest rate prior to its termination in October 2013.

Income from Discontinued Operations

No income from discontinued operations was reported for the year ended December 31, 2014, while $5.3 million was reported for the year ended December 31, 2013. The amount reported for the year ended December 31, 2013 related to the gain on the sale of 19 leased sites during the year ended December 31, 2013 and the related results of operations of the leased sites for the period prior to disposal. Please read “Note 17—Discontinued Operations” in the audited historical consolidated financial statements included elsewhere in this prospectus.

Segment Results of Operations—Year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth our results of operations for our wholesale and retail segments, as well as unallocated amounts associated with our corporate function, for the periods indicated.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (decrease)	% Increase (decrease)
	(in thousands, except percentages)
Revenue:
Wholesale	$1,211,724	$953,910	$257,814	27.0%
Retail	286,872	287,250	(378)	(0.1)%

Total Revenue	1,498,596	1,241,160	257,436	20.7%
Gross profit (excluding depreciation, amortization and accretion expenses):
Wholesale	24,749	20,867	3,882	18.6%
Retail	26,200	21,776	4,424	20.3%

Total gross profit (excluding depreciation, amortization and accretion expenses)	$50,949	$42,643	$8,306	19.5%
Income (loss) from continuing operations:
Wholesale	7,110	11,155	(4,045)	(36.3)%
Retail	9,125	4,649	4,476	96.2%
Corporate	(14,343)	(14,042)	(301)	—

Total	$1,892	$1,762	$130	7.4%

Wholesale Segment

The following table sets forth our results of operations for our wholesale segment for the periods indicated.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Wholesale segment:
Volume distributed:
Motor fuel distributed (gallons)	453,426	325,733	127,693	39.2%
Revenue:
Motor fuel sales	$1,205,579	$945,996	$259,583	27.4%
Rental income and other	6,145	7,914	(1,769)	(22.3)%

Total revenue	1,211,724	953,910	257,814	27.0%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,182,381	927,971	254,410	27.4%
Rental income and other	4,594	5,072	(478)	(9.4)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,186,975	933,043	253,932	27.2%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	23,198	18,025	5,173	28.7%
Rental income and other	1,551	2,842	(1,291)	(45.4)%

Total gross profit (excluding depreciation, amortization and accretion expenses)	24,749	20,867	3,882	18.6%
Operating expenses:
Selling, general and administrative expenses	2,743	2,130	613	28.8%
Depreciation, amortization and accretion expenses	10,683	5,537	5,146	92.9%
Acquisition expenses	2,014	411	1,603	390.0%
Gain on sale of assets	(23)	—	(23)	—

Total operating expenses	15,417	8,078	7,339	90.9%

Operating income	9,332	12,789	(3,457)	(27.0)%
Interest expense, net	2,222	1,634	588	36.0%

Income from continuing operations	7,110	11,155	(4,045)	(36.3)%
Income from discontinued operations	—	5,263	(5,263)	—

Segment income	$7,110	$16,418	$(9,308)	(56.7)%

Revenue

Revenue generated from our wholesale segment is principally derived from the distribution of branded and unbranded motor fuel to dealer-operated sites under long-term, fixed-margin fuel supply agreements. This segment also earns rental income on properties that we lease or sublease to dealers. Revenue from our wholesale segment was $1,211.7 million for the year ended December 31, 2014, an increase of $257.8 million, or 27.0%, as compared to $953.9 million for the year ended December 31, 2013. The increase in revenue from our wholesale segment related to an increase in the wholesale volume of motor fuel distributed, partially offset by a lower selling price per gallon. The volume of motor fuel distributed in our wholesale segment during the year ended December 31, 2014 was 453.4 million gallons, an increase of 127.7 million gallons, or 39.2%, compared to 325.7 million gallons of motor fuel distributed during the year ended December 31, 2013. The increase in volume of motor fuel distributed was primarily due to acquisitions consummated during the years ended December 31, 2013 and 2014. For the year ended December 31, 2014, the average wholesale selling price per gallon was $2.66, a decrease of 24.0 cents, or 8.3%, compared to $2.90 for the year ended December 31, 2013.

Gross Profit

Gross profit from our wholesale segment was $24.7 million for the year ended December 31, 2014, an increase of $3.9 million, or 18.6%, as compared to $20.9 million for the year ended December 31, 2013. The increase in wholesale gross profit was principally driven by an increase in the wholesale volume of motor fuel distributed, partially offset by a lower wholesale margin of 5.2 cents per gallon for the year ended December 31, 2014 as compared to the wholesale margin of 5.5 cents per gallon for the year ended December 31, 2013. This decrease in wholesale margin is primarily attributable to reduced prompt payment incentives attributable to lower fuel prices.

Operating Expenses

Operating expenses associated with our wholesale segment increased $7.3 million to $15.4 million for the year ended December 31, 2014, compared to $8.1 million for the year ended December 31, 2013. The $7.3 million increase was primarily due to an increase of $5.1 million in depreciation, amortization and accretion expenses related to acquisitions consummated during the year ended December 31, 2014, a full year of depreciation, amortization and accretion of assets from our acquisition consummated during the year ended December 31, 2013 and a $1.6 million increase in acquisition expense associated with our four acquisitions completed in 2014.

Retail Segment

The following table sets forth our results of operations for our retail segment for the periods indicated.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Retail segment:
Volume distributed:
Motor fuel distributed (gallons)	94,962	87,831	7,131	8.1%
Revenue:
Motor fuel sales	$261,026	$264,192	$(3,166)	(1.2)%
Merchandise sales	25,871	22,909	2,962	12.9%
Rental income and other	(25)	149	(174)	—

Total revenue	286,872	287,250	(378)	(0.1)%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	239,636	246,888	(7,252)	(2.9)%
Merchandise sales	18,855	16,238	2,617	16.1%
Rental income and other	2,181	2,348	(167)	(7.1)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	260,672	265,474	(4,802)	(1.8)%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	21,390	17,304	4,086	23.6%
Merchandise sales	7,016	6,671	345	5.2%
Rental income and other	(2,206)	(2,199)	(7)	—

Total gross profit (excluding depreciation, amortization and accretion expenses)	26,200	21,776	4,424	20.3%
Operating expenses:
Selling, general and administrative expenses	13,873	13,491	382	2.8%
Depreciation, amortization and accretion expenses	2,157	2,740	(583)	(21.3)%
Acquisition expenses	572	—	572	—
(Gain) on sale of assets	(838)	(158)	(680)	—

Total operating expenses	15,764	16,073	(309)	(1.9)%

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Operating income	10,436	5,703	4,733	83.0%
Interest expense, net	1,311	1,054	257	24.4%

Income from continuing operations	9,125	4,649	4,476	96.3%

Segment income	$9,125	$4,649	$4,476	96.3%

Revenue

Revenue generated from our retail segment is principally derived from sales of motor fuel, convenience store merchandise and other ancillary products and services to consumers at our consignment sites and company-operated sites. Our retail revenue also includes rental income from sites that we lease to consignment agents. Revenue from our retail segment was $286.9 million for the year ended December 31, 2014, a decrease of $0.4 million, or 0.1%, as compared to $287.3 million for the year ended December 31, 2013. The decrease in revenue from our retail segment was primarily related to a decrease of $3.2 million in revenue from retail fuel sales for the year ended December 31, 2014 as compared to the year ended December 31, 2013. This decrease in revenue from fuel sales was partially offset by an increase in revenue from merchandise sales of $3.0 million, primarily attributable to the acquisition of 41 convenience store sites consummated in November and December 2014. The decrease in revenue from fuel sales was attributable to a decrease of 26.0 cents in the average retail selling price per gallon for the year ended December 31, 2014 to $2.75, compared to the average retail selling price per gallon of $3.01 for the year ended December 31, 2013. This decrease in the average selling price per gallon was partially offset by an increase of 7.1 million gallons of fuel sold at our consignment and company-operated sites.

Gross Profit

Gross profit from our retail segment was $26.2 million for the year ended December 31, 2014, an increase of $4.4 million, or 20.3%, as compared to $21.8 million for the year ended December 31, 2013. The $4.4 million increase in retail gross profit for the year ended December 31, 2014 was primarily attributable to $4.1 million associated with higher retail margins on fuel sold at consignment sites and company-operated sites. The retail fuel margin for the year ended December 31, 2014 was 22.5 cents per gallon, an increase of 2.8 cents per gallon, or 14.2%, compared to 19.7 cents per gallon for the year ended December 31, 2013. The increase in retail gross profit for the year ended December 31, 2014 was also partially due to an increase of $0.3 million in gross profit attributable to merchandise sales, partially offset by a lower merchandise margin of 27.1% for the year ended December 31, 2014 as compared to the merchandise margin of 29.1% for the year ended December 31, 2013.

Operating Expenses

Operating expenses associated with our retail segment decreased $0.3 million to $15.8 million for the year ended December 31, 2014, compared to $16.1 million for the year ended December 31, 2013. The $0.3 million decrease in operating expenses associated with our retail segment for the year ended December 31, 2014 relates primarily to a decrease of $0.6 million in depreciation, amortization and accretion expenses attributable to our retail segment, partially offset by an increase of $0.3 million in payroll expense and consignment agent commission expense, an increase of $0.6 million in acquisition expenses and an increase of $0.7 million in gain on sale of assets in the year ended December 31, 2014 as compared to the gain on sale of assets in the year ended December 31, 2013.

Consolidated Results of Operations—Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table sets forth our results of operations for the periods indicated.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Consolidated Statement of Operations Data:
Volume distributed:
Motor fuel distributed (gallons)	413,563	347,891	65,672	18.9%
Revenue:
Motor fuel sales	$1,210,188	$1,051,904	$158,284	15.0%
Merchandise sales	22,909	24,424	(1,515)	(6.2)%
Rental income and other	8,063	11,077	(3,014)	(27.2)%

Total revenue	1,241,160	1,087,405	153,755	14.1%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,174,859	1,023,994	150,865	14.7%
Merchandise sales	16,238	17,879	(1,641)	(9.2)%
Rental income and other	7,420	10,483	(3,063)	(29.2)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,198,517	1,052,356	146,161	13.9%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	35,329	27,910	7,419	26.6%
Merchandise sales	6,671	6,545	126	1.9%
Rental income and other	643	594	49	8.2%

Total gross profit (excluding depreciation, amortization and accretion expenses)	42,643	35,049	7,594	21.7%
Operating expenses:
Selling, general and administrative expenses	28,874	27,012	1,862	6.9%
Depreciation, amortization and accretion expenses	8,445	6,549	1,896	29.0%
Acquisition expenses	809	2,938	(2,129)	(72.5)%
(Gain) on sale of assets	(158)	—	(158)	—

Total operating expenses	37,970	36,499	1,471	4.0%

Operating income (loss)	4,673	(1,450)	6,123	—
Interest expense, net	2,752	2,001	751	37.5%

Income (loss) from continuing operations before tax	1,921	(3,451)	5,372	—
Provision for income tax	159	14	145	—

Income (loss) from continuing operations	1,762	(3,465)	5,227	—
Income (loss) from discontinued operations	5,263	(196)	5,459	—

Net income (loss)	$7,025	$(3,661)	$10,686	—

Revenue and Gross Profit from Fuel Sales

Our revenue from motor fuel sales was $1,210.2 million in the year ended December 31, 2013, an increase of $158.3 million, or 15.0%, as compared to $1,051.9 million in the year ended December 31, 2012. The increase in revenue from motor fuel sales related to an increase in the volume of motor fuel distributed, partially offset by a lower average selling price per gallon for the year ended December 31, 2013. The volume of motor fuel distributed during the year ended December 31, 2013 was 413.6 million gallons, an increase of 65.7 million gallons, or 18.9%, compared to 347.9 million gallons of motor fuel distributed during the year ended December 31, 2012. The increase in volume of motor fuel distributed was primarily due to volumes attributable to the acquisition consummated during the year ended December 31, 2013 and a full year of operations associated with the acquisitions consummated during the year ended December 31, 2012. For the year ended December 31, 2013, the average selling price per gallon was $2.93, a decrease of 9.0 cents, or 3.1%, compared to the average selling price per gallon of $3.02 for the year ended December 31, 2012.

Our gross profit from motor fuel sales was $35.3 million for the year ended December 31, 2013, an increase of $7.4 million, or 26.6%, as compared to $27.9 million for the year ended December 31, 2012. The increase in gross profit was principally driven by an increase in the volume of motor fuel distributed and a higher average gross margin of 8.5 cents per gallon for the year ended December 31, 2013 as compared to an average gross margin of 8.0 cents per gallon for the year ended December 31, 2012.

Revenue and Gross Profit from Sales of Convenience Store Merchandise and Rental Income

Our revenue from sales of convenience store merchandise was $22.9 million for the year ended December 31, 2013, a decrease of $1.5 million, or 6.2%, as compared to $24.4 million for the year ended December 31, 2012. The decrease was primarily due to our operation of three fewer company-operated sites as of December 31, 2013 as compared to December 31, 2012.

Our gross profit from sales of convenience store merchandise was $6.7 million for the year ended December 31, 2013, an increase of $0.1 million, or 1.9%, as compared to $6.6 million for the year ended December 31, 2012. The increase in gross profit was principally driven by a higher margin on merchandise sales. For the year ended December 31, 2013, our merchandise margin was 29.1% as compared to a merchandise margin of 26.8% for the year ended December 31, 2012.

Our revenue from rental income and other was $8.1 million for the year ended December 31, 2013, a decrease of $3.0 million, or 27.2%, as compared to $11.1 million for the year ended December 31, 2012. The decrease was primarily due to a decrease in rental income associated with the 19 leased sites that were sold at various dates during the year ended December 31, 2013.

Our gross profit from rental income and other remained relatively consistent for the years ended December 31, 2013 and 2012.

Operating Expenses

Operating expenses increased $1.5 million to $38.0 million for the year ended December 31, 2013, compared to $36.5 million for the year ended December 31, 2012. The $1.5 million increase in our operating expenses for the year ended December 31, 2013 relates primarily to increased credit card fees, payroll expenses and other general and administrative expenses totaling $1.9 and a $1.9 million increase in depreciation, amortization and accretion expenses. This $3.8 million increase was partially offset by a decrease in acquisition expenses of $2.1 million, attributable to the successful completion of one acquisition during the year ended December 31, 2013 as compared to the successful completion of four acquisitions during the year ended December 31, 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2013 were $28.9 million compared to $27.0 million for the year ended December 31, 2012. The increase of $1.9 million, or 6.9%, to $28.9 million for the year ended December 31, 2013 was primarily due to a $0.8 million increase in payroll expenses relating to acquisitions consummated during the years ended December 31, 2013 and 2012, and a $1.0 million increase in credit card fees we incurred due to increased volumes in our retail segment.

Depreciation, Amortization and Accretion Expenses

Depreciation, amortization and accretion expenses for the year ended December 31, 2013 were $8.5 million compared to $6.6 million for the year ended December 31, 2012. The increase of $1.9 million, or 29.0%, for the year ended December 31, 2013 was primarily due to a full year of depreciation, amortization and accretion of assets from our acquisitions consummated during the year ended December 31, 2012.

Acquisition Expenses

Acquisition expenses for the year ended December 31, 2013 were $0.8 million compared to $2.9 million for the year ended December 31, 2012. The decrease of $2.1 million, or 72.5%, to $0.8 million for the year ended December 31, 2013 was primarily due to the successful completion of one acquisition during the year ended December 31, 2013 as compared to the successful completion of four acquisitions during the year ended December 31, 2012.

Gain on Sale of Assets

Gain on sale of assets was $0.2 million for the year ended December 31, 2013 compared to none recorded for the year ended December 31, 2012. The $0.2 million primarily relates to the sale of certain operating sites.

Interest Expense

Interest expense from continuing operations was $2.8 million for the year ended December 31, 2013 compared to $2.0 million for the year ended December 31, 2012. This increase in 2013 was primarily due to costs accelerated as a result of the 2013 replacement of our previous revolving credit facility with our current revolving credit facility. Upon the retirement of the previous credit facility, which occurred in October of 2013, $0.7 million of unamortized financing costs associated with the previous facility were expensed.

Income from Discontinued Operations

Income from discontinued operations of $5.3 million was reported for the year ended December 31, 2013, while a loss of $0.2 million was reported for the year ended December 31, 2012. The amounts reported for the year ended December 31, 2013 and 2012, respectively, relate to the sale of 19 leased sites during the year ended December 31, 2013.

Segment Analysis—Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table sets forth our results of operations for our wholesale and retail segments, as well as unallocated amounts associated with our corporate functions, for the periods indicated.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Revenue:
Wholesale	$953,910	$848,943	$104,967	12.4%
Retail	287,250	238,462	48,788	20.5%

Total revenue	1,241,160	1,087,405	153,755	14.1%

Gross profit (excluding depreciation, amortization and accretion expenses):
Wholesale	20,867	17,387	3,480	20.0%
Retail	21,776	17,662	4,114	23.3%

Total gross profit (excluding depreciation, amortization and accretion expenses)	42,643	35,049	7,594	21.7%

Income (loss) from continuing operations:
Wholesale	11,155	8,701	2,454	28.2%
Retail	4,649	3,440	1,209	35.2%
Corporate	(14,042)	(15,606)	1,564	—

Total	$1,762	$(3,465)	$5,227	—

Wholesale Segment

The following table sets forth our results of operations for our wholesale segment for the periods indicated.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Wholesale segment:
Volume distributed:
Motor fuel distributed (gallons)	325,733	276,884	48,849	17.6%
Revenue:
Motor fuel sales	$945,996	$838,353	$107,643	12.8%
Rental income and other	7,914	10,590	(2,676)	(25.3)%

Total revenue	953,910	848,943	104,967	12.4%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	927,971	823,947	104,024	12.6%
Rental income and other	5,072	7,609	(2,537)	(33.3)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	933,043	831,556	101,487	12.2%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	18,025	14,406	3,619	25.1%
Rental income and other	2,842	2,981	(139)	(4.7)%

Total gross profit (excluding depreciation, amortization and accretion expenses)	$20,867	$17,387	$3,480	20.0%

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Operating expenses:
Selling, general and administrative expenses	2,130	3,588	(1,458)	(40.6)%
Depreciation, amortization and accretion expenses	5,537	4,096	1,441	35.2%
Acquisition expenses	411	—	411	—

Total operating expenses	8,078	7,684	394	5.1%
Operating income	12,789	9,703	3,086	31.8%
Interest expense, net	1,634	1,002	632	63.1%

Income from continuing operations	11,155	8,701	2,454	28.2%
Income (loss) from discontinued operations	5,263	(196)	5,459	—

Segment income	$16,418	$8,505	$7,913	93.0%

Revenue

Revenue from our wholesale segment was $953.9 million for the year ended December 31, 2013, an increase of $105.0 million, or 12.4%, as compared to $848.9 million for the year ended December 31, 2012. The increase in revenue from our wholesale segment related to an increase in the wholesale volume of motor fuel distributed, partially offset by a lower selling price per gallon. The volume of motor fuel distributed in our wholesale segment during the year ended December 31, 2013 was 325.7 million gallons, an increase of 48.8 million gallons, or 17.6%, compared to 276.9 million gallons of motor fuel distributed during the year ended December 31, 2012. The increase in volume of motor fuel distributed was primarily due to acquisitions during the years ended December 31, 2013 and 2012. For the year ended December 31, 2013, the average wholesale selling price per gallon was $2.90, a decrease of 13.0 cents, or 4.3%, compared to $3.03 for the year ended December 31, 2012.

Gross Profit

Gross profit from our wholesale segment was $20.9 million for the year ended December 31, 2013, an increase of $3.5 million, or 20.0%, as compared to $17.4 million for the year ended December 31, 2012. The increase in wholesale gross profit was principally driven by an increase in the wholesale volume of motor fuel distributed, and a higher wholesale margin of 5.5 cents per gallon for the year ended December 31, 2013 as compared to a wholesale margin of 5.4 cents per gallon for the year ended December 31, 2012.

Operating Expenses

Our operating expenses remained relatively consistent for the years ended December 31, 2013 and 2012. Our wholesale segment selling, general and administrative expenses were $2.1 million for the year ended December 31, 2013, a decrease of $1.5 million, or 40.6%, as compared to $3.6 million for the year ended December 31, 2012, as a result of general corporate expense reductions. The decrease in selling, general and administrative expenses was offset by an increase in depreciation, amortization and accretion expenses of $1.4 million, or 35.2%, from $4.1 million for the year ended December 31, 2012 to $5.5 million for the year ended December 31, 2013, as a result of a full year of depreciation and amortization associated with the assets acquired during the year ended December 31, 2012.

Retail Segment

The following table sets forth our results of operations for our retail segment for the periods indicated:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Retail segment:
Volume distributed:
Motor fuel distributed (gallons)	87,831	71,007	16,824	23.7%
Revenue:
Motor fuel sales	$264,192	$213,551	$50,641	23.7%
Merchandise sales	22,909	24,424	(1,515)	(6.2)%
Rental income and other	149	487	(338)	(69.4)%

Total revenue	287,250	238,462	48,788	20.5%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	246,888	200,047	46,841	23.4%
Merchandise sales	16,238	17,879	(1,641)	(9.2)%
Rental income and other	2,348	2,874	(526)	(18.3)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	265,474	220,800	44,674	20.2%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	17,304	13,504	3,800	28.1%
Merchandise sales	6,671	6,545	126	1.9%
Rental income and other	(2,199)	(2,387)	188	—

Total gross profit (excluding depreciation, amortization and accretion expenses)	21,776	17,662	4,114	23.3%
Operating expenses:
Selling, general and administrative expenses	13,491	10,970	2,521	23.0%
Depreciation, amortization and accretion expenses	2,740	2,311	429	18.6%
(Gain) on sale of assets	(158)	—	(158)	—

Total operating expenses	16,073	13,281	2,792	21.0%

Operating income	5,703	4,381	1,322	30.2%
Interest expense, net	1,054	941	113	12.0%

Income from continuing operations	4,649	3,440	1,209	35.2%
Income from discontinued operations	—	—	—	—

Segment income	$4,649	$3,440	$1,209	35.2%

Revenue

Revenue from our retail segment was $287.2 million for the year ended December 31, 2013, an increase of $48.8 million, or 20.5%, as compared to $238.5 million for the year ended December 31, 2012. The increase in revenue from our retail segment was primarily due to an increase of $50.6 million in revenue from retail fuel sales for the year ended December 31, 2013 as compared to revenue from retail fuel sales for the year ended December 31, 2012. This increase in revenue from fuel sales was partially offset by a decrease in revenue from merchandise sales of $1.5 million. The increase in revenue from fuel sales was attributable to an increase of 16.8 million gallons of motor fuel sold at consignment sites and company-operated sites. The decrease in revenue generated from merchandise sales was primarily due to the conversion of certain company-operated sites to consignment sites during the year ended December 31, 2013, and the accompanying loss of retail merchandise sales associated with those sites.

Gross Profit

Gross profit from our retail segment was $21.8 million for the year ended December 31, 2013, an increase of $4.1 million, or 23.3%, as compared to $17.7 million for the year ended December 31, 2012. The $4.1 million increase in retail gross profit for the year ended December 31, 2013 was primarily attributable to $3.8 million associated with an increase in the retail volume and retail margins of fuel sold at consignment sites and company-operated sites. The retail margin for the year ended December 31, 2013 was 19.7 cents per gallon, an increase of 0.7 cents per gallon, or 3.4%, compared to 19.0 cents per gallon for the year ended December 31, 2012. The increase in retail gross profit for the year ended December 31, 2013 was partially due to an increase of $0.1 million in gross profit attributable to merchandise sales, resulting from a higher merchandise margin of 29.1% for the year ended December 31, 2013 as compared to a merchandise margin of 26.8% for the year ended December 31, 2012.

Operating Expenses

Operating expenses associated with our retail segment increased $2.8 million to $16.1 million for the year ended December 31, 2013, compared to $13.3 million for the year ended December 31, 2012. The $2.8 million increase in operating expenses associated with our retail segment for the year ended December 31, 2013 was primarily related to increased payroll costs, credit card fees and commission expenses paid to our consignment agents.

Liquidity and Capital Resources

Liquidity

Our principal liquidity requirements are to finance current operations and service our debt. Following the closing of this offering, we expect our sources of liquidity to include cash generated by our operations and borrowings under our revolving credit facility. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated revenue and gross profit, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Furthermore, following the closing of this offering, we intend to pay a minimum quarterly distribution of $             per unit per quarter, which equates to $             million per year, based on the number of common and subordinated units to be outstanding immediately after closing of this offering. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The principal indicators of our liquidity are our cash on hand and availability under our revolving credit facility. As of December 31, 2014, we had cash and cash equivalents of $15.5 million and the ability to borrow $54.1 million under our revolving credit facility. At December 31, 2014, we were in compliance with our debt covenants. Please read “—Revolving Credit Facility.”

Immediately following the closing of this offering, we expect to have available undrawn borrowing capacity of approximately $             million under our revolving credit facility.

Cash Flows

The following table sets forth our cash flows from operating, investing and financing activities.

	For the years ended December 31,
	2014	2013
	(in thousands)
Net cash provided by operating activities	$18,557	$7,228
Net cash (used in) provided by investing activities	$(96,185)	$29,577
Net cash (used in) provided by financing activities	$90,582	$(38,626)

Sources and Uses of Liquidity

Cash flow provided by operating activities generally reflects our net income (loss), as well as balance sheet changes arising from inventory purchasing patterns, the timing of collections on our accounts receivable, the seasonality of our business, fluctuations in fuel prices, our working capital requirements and general market conditions.

Net cash provided by operating activities was $18.6 million for the year ended December 31, 2014 compared to $7.2 million for the year ended December 31, 2013. The increase of $11.4 million in net cash provided by operating activities primarily reflects an increase in net income, after adjusting for non-cash items such as depreciation and amortization and the effect of a gain on the sale of property of $3.5 million during the year ended December 31, 2013, and net cash generated from working capital and other operating activities of $3.0 million for the year ended December 31, 2014 as compared to expenditures of $4.7 million related to working capital and other operating activities for the year ended December 31, 2013.

Net cash used in investing activities was $96.2 million for the year ended December 31, 2014 compared to net cash provided by investing activities of $29.6 million for the year ended December 31, 2013. Investing activities for the year ended December 31, 2014 reflect acquisitions and investment in property, equipment and branding totaling $99.7 million, partially offset by proceeds from sales of property of $2.1 million and net collection of notes receivable of $1.4 million. For the year ended December 31, 2013, acquisitions and investment in property, equipment and branding totaled $4.2 million, net of contingent consideration collections, offset by sales of property totaling $33.2 million and the net collection of notes receivable.

Net cash provided by financing activities totaled $90.6 million for the year ended December 31, 2014 compared to net cash used in financing activities of $38.6 million for the year ended December 31, 2013. During 2014, contributions from members for Class B units, net of equity commitment fees paid and advances on member receivables, totaled $61.0 million. In addition, we had proceeds of $49.7 million related to borrowings under our revolving credit facility. These proceeds were used to fund acquisitions, make distributions of $17.3 million to our members and repay certain indebtedness. In contrast, net cash used in financing activities for the year ended December 31, 2013 of $38.6 million primarily reflected the $22.2 million use of funds to extinguish our 2011 debt facility, pay deferred financing costs of $3.9 million and reduce our revolving credit facility balance by $11.0 million. We also made distributions to members, net of amounts due from members, of $16.8 million.

Revolving Credit Facility

Amendment of Our Revolving Credit Facility

Our revolving credit facility was amended and restated, effective as of January 8, 2015. Pursuant to this amendment and restatement, (i) the revolving credit facility was increased from $150 million to $250 million, (ii) the swingline commitment sublimit was increased from $15 million to $25 million and (iii) the maturity date was extended to January 8, 2020. Our $35 million letter of credit sublimit was unchanged. In connection with this amendment and restatement, we incurred $1.7 million in financing costs that was deferred and will be amortized over the life of the revolving credit facility. Substantially all of our assets are pledged as collateral under our revolving credit facility.

Our Anticipated New Revolving Credit Facility

At the closing of this offering, we expect to amend and restate our revolving credit facility as a new $250 million revolving credit facility. We expect that our new revolving credit facility may be expanded by an additional $75 million, subject to additional lender commitments, and is expected to mature in 2020. Accordingly, we expect that our new revolving credit facility, as amended and restated, will be available to finance the formation transactions, working capital, capital expenditures, permitted acquisitions and general corporate purposes, including permitted distributions.

We expect that our new revolving credit facility, as amended and restated, will contain various covenants and restrictive provisions that will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase equity (with an exception for distributions of available cash, subject to customary conditions);

•	make certain investments and acquisitions;

•	incur or permit to exist certain liens;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company;

•	transfer, sell or otherwise dispose of assets or enter into certain sale-leaseback transactions;

•	prepay certain other indebtedness; and

•	enter into certain restrictive agreements or amend or terminate certain material agreements.

In addition, we expect that our new revolving credit facility will contain customary events of default including, but not limited to (i) events of default resulting from our failure to comply with covenants and financial ratios, (ii) the occurrence of a change of control (as defined in the credit agreement), (iii) the institution of insolvency or similar proceedings against us, (iv) the occurrence of a default under any other material indebtedness (as defined in the credit agreement) we may have and (v) any one or more collateral documents ceasing to create a valid and perfected lien on collateral (as defined in the revolving credit facility). Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the new revolving credit facility, the lenders may declare all amounts due under our revolving credit facility to be immediately due and payable and may exercise the other remedies set forth or referred to in the revolving credit facility and the other loan documents.

The effectiveness of the amendments to our existing revolving credit facility will be subject to consummation of this offering.

Capital Expenditures

Maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are those made to maintain existing contract volumes or renew existing supply agreements or maintain our real estate leased to dealers and consignment agents in leasable condition. We anticipate that maintenance capital expenditures will be funded with cash generated by operations. We had approximately $0.9 million, $1.4 million and $2.4 million in maintenance capital expenditures for the years ended December 31, 2014, 2013 and 2012, respectively.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of additional motor fuel supply agreements, consignment sites and company-operated sites, to the extent such acquisitions are expected to expand our long-term operating capacity or operating income. We have the ability to fund our expansion capital expenditures primarily through borrowing under our revolving credit facility or issuing new debt or equity securities. We had approximately $98.8 million, $4.1 million and $31.3 million in expansion capital expenditures for the years ended December 31, 2014, 2013 and 2012, respectively.

Contractual Obligations

The following is a summary of our significant estimated future contractual obligations, including amounts related to operating leases, as of December 31, 2014.

	Payments due by period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 years
	(in thousands)
Revolving credit facility(1)	$88,700	$—	$—	$88,700	$—
Other long-term debt	81	7	6	7	61
Operating lease obligations(2)	58,336	6,029	11,474	9,555	31,278
Gasoline contractual purchase commitments(3)

Total	$147,117	$6,036	$11,480	$98,262	$31,339

(1)	As of December 31, 2014, our revolving credit facility included a $15 million swingline limit and a $35 million letter of credit facility sublimit and a $50 million accordion feature. As of December 31, 2014, we had $88.7 million outstanding under the revolving credit facility, no balance outstanding on the swingline sublimit and $7.2 million of letters of credit issued and outstanding. Pursuant to an amendment and restatement of our revolving credit facility, effective as of January 8, 2015, the facility was increased from $150 million to $250 million, the swingline commitment sublimit was increased from $15 million to $25 million and the accordion feature was expanded from $50 million to $75 million. In addition, the amendments extended the maturity date to January 8, 2020 and extended the date on which certain loan covenants are reduced or terminate. The $35 million letter of credit sublimit was unchanged. In connection with the amendment and restatement of our revolving credit facility, we incurred $1.7 million in financing costs that was deferred and will be amortized over the life of the revolving credit facility.
(2)	We lease real property under agreements classified as operating leases. The amounts in the table above indicate minimum lease payments pursuant to these agreements.
(3)	We have a contract with a remaining term of approximately eight years with a supplier that sets forth minimum volume requirements per year and is subject to penalty relating to any shortfalls if the minimum volume requirements are not met. If in any one year period we fail to meet the minimum volume purchase obligation, the seller may impose a penalty of four cents per gallon times the difference between the actual volume purchased and the minimum volume requirement. The minimum requirement for each of the next five years is approximately 143 million gallons per year. The aggregate dollar amount of the future minimum volume purchase requirements is dependent on the number of gallons not purchased below the minimum volume requirement. The amounts and timing of the related payment obligations cannot reasonably be estimated reliably. As a result, payment of these amounts has been excluded from the table above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Impact of Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2014, 2013 or 2012.

Critical Accounting Policies

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Use of Estimates

We prepare our consolidated financial statements in conformity with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The significant estimates and assumptions that affect our accompanying consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, depreciation and amortization periods, future obligations for asset retirement, impairment of long-lived assets, the recognition and impairment of goodwill and other intangible assets. Actual results and outcomes could differ from management’s estimates and assumptions.

Property and Equipment, Net

Property and equipment are recorded at cost, except for those assets acquired through acquisition which are recorded at fair value on the date of acquisition under the acquisition method of accounting. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the leasehold improvements.

Impairment of Long-Lived Assets

We are required to review long-lived assets for impairment whenever events or changes in circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, then the carrying value is written down to estimated fair value through additional depreciation provisions and reported as impairments in the periods in which the determination of the impairment is made. Individual assets are grouped for impairment purposes at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of asset. Because there is a lack of quoted market prices for our long-lived assets, the fair value of potentially impaired assets is determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or, where possible, based on a multiple of operating cash flow validated with historical market transactions of similar assets.

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future prices, operating costs and capital project decisions, considering all available evidence at the date of review. Our management concluded that there were no impairments during the years ended December 31, 2014, 2013 or 2012.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of a business acquired and is allocated to our respective reporting units in which such goodwill arose. In the event we dispose of a business, as defined under GAAP, from a reporting unit with goodwill, which is less than the entire reporting unit, we allocate a portion of the reporting unit’s goodwill to that business in determining the gain or loss on the disposal of the business. The amount of goodwill allocated to the business is based on the relative fair value of the business for the reporting unit.

Goodwill is not amortized, but instead is tested for impairment at least annually during the fourth quarter of each year through an assessment of whether or not it is more-likely-than-not, based on a qualitative assessment that the fair value of a reporting unit is less than its carrying value. The qualitative criteria that we use includes an analysis of (1) comparisons of prior valuations of reporting units to current carrying value; (2) sensitivity analysis of discount and long-term growth rates used in valuations previously prepared that would impact the reporting unit’s fair value; and (3) significant changes to the business model since the last reporting date. Such goodwill may also be tested for impairment between annual tests if the presence of impairment indicators arise, including, but not limited to: (a) a significant adverse change in legal factors or in the business climate; (b) a substantial decline in the value of the business; (c) unanticipated competition; (d) the loss of key personnel; (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) a realignment of our resources or restructuring of our existing business in responses to changes to industry and market conditions; (g) the testing for recoverability of a significant asset group within a reporting unit; or (h) the existence of higher interest rates than were included in the discount rate used in the impairment analysis.

The Company made its annual goodwill assessment in the fourth quarter of 2014, 2013 and 2012 and determined that no impairment charge was required. In 2013, based on the disposal of a business component in one of our reporting units, the Company determined that further quantitative analysis was required in order to ensure that the reporting unit’s fair value exceeded its remaining carrying value. Upon further assessment no impairment was required as a result of this disposition.

Intangible Assets, Net

In connection with business combinations, we record identifiable intangible assets at fair value existing at the date of the acquisitions. Identifiable intangible assets consist of motor fuel supply agreements, non-compete agreements, a transportation agreement, in-place leases and trade names. Amortization of intangible costs is provided using the straight-line method over their respective estimated useful lives, generally ranging from 1 to 38 years. We are required to review our amortized intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset might not be recoverable. An impairment loss is recognized if the carrying value exceeds the fair value. Management concluded that our intangible assets were not impaired during the years ended December 31, 2014, 2013 or 2012.

Environmental Costs

Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations, and those having no future economic benefit, are expensed. Liabilities for environmental expenditures are recorded on an undiscounted basis (unless acquired in a purchase business combination) when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties, such as state reimbursement funds, are recorded as assets when their receipt is probable and estimable.

Revenue Recognition

Revenue from motor fuel sales is recognized when delivery is made for wholesale motor fuel sales and at the point of sale for retail motor fuel sales. We charge our dealers for transportation costs, which are included in revenue and cost of sales. Retail merchandise sales are recognized at the point of sale. Revenue from leases of real estate is recognized on a straight-line basis over the terms of the tenant leases. All revenue is reported net of any sales and excise taxes due to governmental agencies.

Cost of Sales

We include in cost of sales from motor fuel sales all costs incurred to acquire motor fuel, including the costs of purchasing and transporting motor fuel prior to delivery to dealers, net of any purchase discounts or incentives.

Vendor Rebates / Dealer Incentives

From time to time, we receive rebates from the major oil companies from which we purchase motor fuel under structured programs based on the volume of fuel purchased as specified in the applicable fuel purchase agreements. These volume rebates are recognized as a reduction of fuel cost of sales over the life of the contract with the major oil company when the amounts to be earned are probable and estimable, typically on a straight-line basis over the term of the fuel purchase agreement.

We may also receive incentive payments from major oil companies to defray the costs of branding and imaging improvements provided to our dealers. Generally, the branding allowances received are deferred and recorded as a reduction of fuel cost of sales as earned over the term of the fuel purchase agreement.

We may also provide our dealers with similar rebates and upfront payments to enter into supply agreements with us. Costs incurred for rebates are expensed as incurred as a reduction to sales. Upfront incentives paid to dealers in return for entering supply agreements with us are deferred and recognized over the life of the contract as a reduction to sales on a straight-line basis.

Income Taxes

We are treated as a partnership for income tax purposes and our income, deductions, losses and credits flow through to the returns of our partners. As a result, we have excluded income taxes from these consolidated financial statements, except for certain states that tax partnerships. Any interest and penalties associated with these income taxes are included in the provision for income taxes. We perform an annual review for any uncertain tax positions and will record expected future tax consequences of uncertain tax positions in our consolidated financial statements. At December 31, 2014 and 2013, we did not identify any uncertain tax positions.

Discontinued Operations

We account for disposals deemed to be discontinued operations in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations (“ASC 205-20”). We determine whether the group of assets being disposed of comprises a “component” of the entity, which requires cash flows that can be clearly distinguished from the rest of the entity. We also determine whether the cash flows associated with the component have been or will be eliminated from our ongoing operations as a result of the disposal transaction and whether we have any significant continuing involvement in the operations of the component after disposal. If these determinations result in a positive response, the results of operations of the component being disposed of, as well as the gain or loss on disposal are aggregated for separate presentation apart from our continuing operating results in our consolidated statements of operations. Please read “Note 17—Discontinued Operations”

in the unaudited historical consolidated financial statements of Empire included elsewhere in this prospectus. Interest expense is allocated among all reporting units based on management’s estimate of each reporting unit’s relative carrying value to the total carrying value of all reporting units. An allocation of interest expense charged to discontinued operations is based on the debt directly attributable to the business or activities being disposed.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Market risk is the potential loss arising from adverse changes in the financial markets, including interest rates. Our exposure to interest rate risk relates primarily to our revolving credit facility. All amounts borrowed under our revolving credit facility are, and will be, subject to interest rate risk. Upon closing of this offering, we expect to have $             million outstanding under our revolving credit facility.

To manage interest rate risk and limit overall interest cost, we have employed in the past, and may employ again in the future, interest rate swaps to convert a portion of the floating-rate debt under our revolving credit facility to a fixed-rate liability. As of December 31, 2014, we did not have any swap agreements outstanding. As of December 31, 2014, we had no other assets or liabilities that have significant interest rate sensitivity.

Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. Gains and losses are recognized in net income.

Commodity Price Risk

We have no exposure to commodity price volatility when distributing motor fuel to dealer-operated sites because we are able to pass on the cost of motor fuel to the dealers. We distribute approximately 76% of our motor fuel to dealer-operated sites. While we do not have exposure to commodity price volatility when distributing motor fuel to dealer-operated sites, we do have limited exposure to commodity price volatility in both our retail and wholesale segments. As motor fuel prices increase, the margins we realize in our retail segment generally decrease and as motor fuel prices decrease, the margins we realize generally increase, in each case as a result of the delay with which retail prices respond to wholesale price changes. These trends are partially offset by the impact of changes in motor fuel prices on our prompt payment incentives in our wholesale segment, which are generally calculated as a percentage of the total purchase price of the motor fuel we distribute.

INDUSTRY

Unless otherwise stated, the following information is derived from the most current information available from the United States Energy Information Administration, or the EIA, the statistical and analytical agency within the United States Department of Energy.

The United States Motor Fuel Industry

Motor fuel, which includes gasoline and diesel fuel, is the largest subset of the broader category of refined petroleum products. In 2014, the United States consumed approximately 290 billion gallons of refined petroleum products, and consumption of motor fuel accounted for approximately 68% of this total. Motor fuel is primarily used in automobiles and trucks, but is also used to fuel boats, recreational vehicles and farm and other equipment. In 2013, retail sales of gasoline and on-highway diesel, which is diesel used in motor vehicles, totaled approximately $631 billion.

Motor Fuel Supply Chain

The United States is divided into five separate Petroleum Administration Defense Districts (“PADDs”) as it relates to refined petroleum product supply, delivery and usage. Our operations are primarily focused on PADDs I (East Coast), II (Midwest), and III (Gulf Coast) which have annual crude oil refining capacities of 20 billion, 58 billion and 140 billion gallons, respectively, representing approximately 80% of total domestic refining capacity. In 2014, PADD I, II and III refineries produced approximately 82% of the total gasoline and diesel fuel supplied domestically. After crude oil is refined into motor fuel and other petroleum products, it must be distributed to facilities that service consumers. The majority of motor fuel is transported first by pipeline to storage terminals near consumption areas and then delivered by truck to individual retail fuel outlets.

The following diagram illustrates the various components of the motor fuel value chain.

(1)	According to Petroleum Trends International, Inc.
(2)	According to the National Association of Convenience Stores.

Gasoline Demand Overview

Gasoline is the predominant fuel used in automobiles and light trucks in the United States. As illustrated in the following chart, gasoline consumption in the United States has increased at a compound annual growth rate of approximately 1% over the past 31 years from 103 billion gallons in 1984 to 137 billion gallons in 2014.

U.S. Product Supplied of Finished Motor Gasoline

Source: Energy Information Administration. According to the EIA, “U.S. Product Supplied of Finished Motor Gasoline” approximately represents consumption of finished motor gasoline.

United States gasoline consumption has historically exhibited steady growth, increasing in 55 of the 69 years in the period from 1945 to 2014. In general, down years in gasoline consumption have largely been driven by external shocks or other unusual conditions in the broader economy. Gasoline demand is driven primarily by general population growth and driving patterns as well as by economic, geographic and demographic factors. Demand is also correlated with the unemployment rate. Demand from 2007 to 2012 decreased due to recession related factors and improved fuel efficiency in new vehicles, but increased 1.6% and 0.9% in 2013 and 2014, respectively, in conjunction with increased economic activity. Gasoline demand is also relatively uncorrelated with the price of gasoline. During the period from 2000 to 2014, aggregate annual gasoline demand exhibited a relatively low 1.9% correlation coefficient with the annual average retail price of gasoline, demonstrating the relative price inelasticity of consumers.

Diesel Demand Overview

Diesel is principally consumed in the United States by large trucks but is also used by electricity generators, railroad locomotives, farming equipment, military vehicles and engines and some cars and light trucks. On-highway diesel consumption in the United States has increased at a compound annual growth rate of 2.8% over the past 30 years from 16 billion gallons in 1984 to 37 billion gallons in 2013. Because it is primarily used for commercial and industrial transportation, on-highway diesel demand tends to be more closely correlated with commercial and industrial activity than gasoline.

Motor Fuel Demand Projections

According to the EIA, motor fuel consumption will decline at an annual rate of 0.4% per year through 2040. In the EIA’s 2014 baseline projections, consumption of gasoline through 2040 is projected to decline at an annual rate of 1.1% while consumption of diesel fuel is projected to increase at an annual rate of 0.9%. These forecasts contemplate both increased fuel economy standards and overall increases in transportation demand, which are the primary drivers during the EIA’s forecast periods.

Motor Fuel Products and Brand Dynamics

In general, motor fuel is a homogenous commoditized product. Gasoline is typically sold by octane grades: regular, midgrade and premium. In 2014, 84% of United States gasoline sales were regular grade, 6% were midgrade and 9% were premium grade. In contrast to gasoline, on-highway diesel is not generally available in different grades. One way in which wholesale and retail distributors engage in product differentiation is to purchase specialized motor fuel blends from major oil companies and refiners such as BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero. These companies have substantial influence over the wholesale distribution system and have extensive networks for bringing their fuel to retail markets.

Regional and Seasonal Demand Patterns

Motor fuel consumption patterns differ across regions as a result of various determinants of demand including population, demographics, weather and regional economic activity. The availability of alternative fuels, petroleum transportation costs and other factors are also important in understanding regional demand patterns. We primarily conduct business in PADDs I, II and III, which collectively accounted for 79% of total motor fuel consumption in the United States in 2013. The following map illustrates the breakdown of motor fuel consumption, including gasoline and diesel, by millions of gallons across the United States in 2013.

Source: Energy Information Administration.

PADDs I, II and III, which encompass our core markets, account for nearly 80% of each of miles driven, total gasoline consumption and total population in the United States, or the “Select Market Drivers.”

Furthermore, nine out of the top ten states for each of the Select Market Drivers are in PADDs I, II and III. The following charts show the top 10 states for each of the Select Market Drivers.

Top 10 States for Select Market Drivers

Rank	State	PADD	Miles Driven in 2014 (MMs)(1)	State	PADD	Total Consumption in 2013(2)	State	PADD	Total Population (MMs)(3)
1	CA	V	328,997	TX	III	19,679	CA	V	39.0
2	TX	III	252,977	CA	V	18,488	TX	III	27.0
3	FL	I	197,191	FL	I	10,311	FL	I	19.9
4	NY	I	125,733	NY	I	7,750	NY	I	19.7
5	OH	II	113,383	PA	I	7,686	IL	II	13.0
6	GA	I	111,578	OH	II	7,092	PA	I	13.0
7	NC	I	105,501	IL	II	6,592	OH	II	12.0
8	IL	II	104,699	GA	I	6,454	GA	I	10.1
9	PA	I	99,060	MI	II	5,799	NC	I	9.9
10	MI	II	96,193	NC	I	5,595	MI	II	9.9

Note:	Shading reflects states in which we distribute over 10 million gallons annually.

Sources: (1) U.S. Department of Transportation, (2) Energy Information Administration (Gasoline and Diesel in millions of gallons), (3) U.S. Census Bureau.

Motor fuel sales exhibit some seasonality due to increased demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months, increasing the demand for motor fuel. Therefore, the volume of motor fuel distributed is typically somewhat higher in the second and third quarters of the calendar year. In addition, the price of fuel can vary throughout the year and is typically higher in the spring and summer months in accordance with the higher demand. January and February tend to mark the low-end of the demand season for gasoline whereas July and August tend to mark the high-end of the demand season. Since 2005, January and February gasoline consumption averages have been approximately 3% to 10% below the monthly average for each year whereas July and August have both been approximately 5% above the monthly average. On-highway diesel does not typically exhibit the same seasonal variation in consumption due to the relative insensitivity of commercial and industrial activity to seasonal weather patterns. The following chart illustrates the seasonality of gasoline demand with a summary of the average demand in each month from 2005 to 2014.

2005—2014 Average Monthly Gasoline Demand as a % of Total Annual Demand

Source:	Energy Information Administration.

Wholesale Motor Fuel Distribution

Overview

The wholesale motor fuel distribution industry consists of sales of branded and unbranded gasoline and on- and off-highway diesel to retail fuel outlets, other wholesale distributors and commercial consumers. Wholesale distributors purchase branded and unbranded motor fuel from major oil companies and refiners and take delivery of the purchased motor fuel at a distribution terminal. In general, wholesalers motor fuel profits are not heavily influenced by crude oil prices or final retail prices due to contractual margins in their fuel purchase and supply agreements. The price at which a wholesale distributor generally purchases motor fuel from a major oil company or refiner at the terminal is referred to as the rack price, which is influenced primarily by crude oil prices and includes the refiners profit on the motor fuel.

Wholesale distributors typically sell motor fuel to their customers at either “rack plus” prices or “dealer tank wagon” prices, also referred to as “DTW”:

•

“Rack plus” pricing is the rack price plus a margin that represents the profit to the wholesale distributor. Transportation, taxes, insurance and other services to the wholesale distributor’s customers may be charged separately. At a minimum, rack prices typically exceed refinery gate prices (prices set by the refiner as motor fuel leaves the refinery) by the transportation cost to move the motor fuel from the refinery to the terminal, usually by pipeline or by barge.

•

DTW pricing represents the cost of the motor fuel to the customer and includes the profit to the wholesale distributor, taxes, transportation and other costs. Under DTW pricing, the wholesale distributor may provide additional services and benefits to the customer, such as the use of branded trademarks and advertising.

The wholesale motor fuel distribution industry is highly fragmented and is characterized by thousands of wholesale distributors competing for the supply of branded and unbranded fuel. According to Petroleum Trends International, Inc., as of January 2015, there were approximately 4,850 domestic wholesale fuel distributors. Wholesale distributors vary significantly in terms of size and scale. According to SIGMA’s 2014 Statistical Report based on a survey of its members, SIGMA members typically distribute two to four major motor fuel brands, have a geographic focus on one to seven states and distribute 34 to 75 million gallons of motor fuel annually. SIGMA members consist of over 260 motor fuel marketing companies whom SIGMA believes collectively represent over 40% of motor fuel sold in the United States and are typically significantly larger than the average motor fuel distributor.

In recent years, major oil companies’ increasing focus on spending capital, time and resources on upstream activities has caused a significant evolution in the wholesale motor fuel distribution industry. Major oil companies have been reducing their number of relationships with fuel distributors in favor of larger, more creditworthy fuel distributors as counterparties as they continue to reduce downstream and retail operations. As a result, we believe there is a growing opportunity for larger distributors to consolidate fuel distribution networks and relationships across the United States.

Dealers

Wholesale distributors distribute fuel primarily to dealers that operate retail fuel outlets. According to the National Association of Convenience Stores’, or “NACS,” 2015 NACS Retail Fuels Report, the “NACS Report,” there are over 150,000 retail fuel outlets in the United States as of December 31, 2014. This count includes convenience stores, grocery stores, truck stops, traditional gas stations and low-volume locations like marinas. NACS estimates that convenience stores account for over 80% of all fuel purchased in the United States and that over the past ten years the number of convenience stores selling fuel has increased by 15% from 110,895 to 127,588. Approximately 58%, or more than 70,000, of these stores are single store operations. In addition, according to the Directory of Convenience Stores, PADDs I, II and III collectively account for nearly 84% of total convenience stores selling fuel and nine out of the top ten states, based on number of sites, are these PADDs.

Ownership of Convenience Stores Selling Motor Fuel	Convenience Stores Selling Motor Fuel: Top 10 States
	Rank	State	PADD	Stores	% Independent
	1	TX	III	13,112	67%
	2	CA	V	8,661	66%
	3	FL	I	7,975	67%
	4	GA	I	6,002	78%
	5	NC	I	5,516	63%
	6	NY	I	5,221	71%
	7	OH	II	4,576	59%
	8	MI	II	4,242	65%
	9	IL	II	3,951	53%
	10	PA	I	3,898	52%

Note:	Shading reflects states in which we distribute over 10 million gallons of motor fuel annually.

Sources: NACS / Nielsen 2015 Convenience Store Industry Count; Stagnito Business Information’s Directory of Convenience Stores.

The retail gasoline market has become increasingly fragmented and many sites are owned and operated as small independent businesses. Retail fuel outlets were once dominated by major oil companies, but in recent years, major oil companies have significantly reduced their domestic site holdings. As with the wholesale distribution market, major oil companies and refiners have largely exited or sold their convenience and gas store operations to focus on core upstream activities such as exploration and production. According to the NACS Report, as of June 2014, the five largest major oil companies (Chevron, Shell, ExxonMobil, BP North America and ConocoPhillips) collectively owned 443 convenience stores selling fuel, which was less than 0.4% of the total.

While major oil companies and refiners have been withdrawing from retail operations, their brands remain highly visible and approximately half of all retail sites sell fuel under the brand of one of the 15 largest major oil companies, according to the NACS Report. Many of these branded locations are operated by third-party operators who have signed a supply agreement with a particular distributor to sell a specific brand of fuel. The remaining 50% of retail fuel outlets sell “unbranded” fuel. These sites are often owned by companies that have established their own fuel brand (e.g., QuikTrip, Wawa, 7-Eleven) and purchase fuel either on the open market or via unbranded contracts with a refiner or distributor.

Retail Fuel Outlet Operating Arrangements

Wholesale distributors typically distribute motor fuel to sites under one of the following three arrangements:

•

Dealer-operated sites—The retail fuel outlet is operated by an independent dealer who selects the brand of motor fuel that is sold at the location and negotiates a long-term contract, typically ten years, with a wholesale distributor, major oil company or refiner to purchase motor fuel. Independent dealers typically purchase gasoline in full truckloads of 8,500 gallons and manage their own inventory. The independent dealer sets the retail price of the motor fuel it sells at the retail fuel outlet. The retail fuel outlet could either be owned by the independent dealer, leased from a third party or leased from a wholesale distributor.

•

Consignment sites—The wholesale distributor retains ownership of the motor fuel, retains the right to set the retail price for the motor fuel sold to consumers and receives the actual selling price for each gallon of motor fuel sold. The wholesale distributor pays the consignment agent a commission as compensation for operating the consignment site and for performing certain tasks at the consignment site. The consignment agent retains all remaining retail fuel outlet revenues and expenses and may pay rent to the wholesale distributor for leasing the retail fuel outlet.

•

Company-operated sites—The wholesale distributor owns or leases the retail fuel outlet and conducts the retail operations of the site, including the retail sales of motor fuel and convenience store merchandise and the management of on-site employees. The wholesale distributor, as the operator of the retail fuel outlet, sets and receives the retail price of the motor fuel sold to consumers.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership primarily engaged in the wholesale distribution of motor fuel under long-term, fixed-margin supply agreements. We distribute motor fuel to over 1,300 retail fuel outlets across 27 states and the District of Columbia, making us one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. Our motor fuel distribution network serves retail fuel outlets, which we refer to as “sites,” primarily in our four core markets of Texas, the Southeast, the Great Lakes and the Mid-Atlantic regions of the United States. For the year ended December 31, 2014, pro forma for the Recent Acquisitions, we distributed approximately 919 million gallons of motor fuel under most major fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero.

We distribute motor fuel to:

•	1,060 sites operated by independent dealers, which we refer to as “dealer-operated sites”;

•	190 sites operated by independent consignment agents, which we refer to as “consignment sites,” where we sell motor fuel directly to consumers but do not operate the sites; and

•	61 sites that we operate, which we refer to as “company-operated sites.”

The following map depicts the markets that our distribution network serves.

We believe that our long-term, fixed-margin motor fuel supply agreements with independent dealers provide us with stable and predictable cash flow that will support consistent distributions to our unitholders. We intend to grow our business primarily through acquisitions of wholesale fuel supply agreements, which we believe will add to the scale, stability and diversification of our motor fuel distribution network. Since 2011, we have pursued an acquisition growth strategy and have successfully completed 12 acquisitions, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% from 165 million gallons in 2011 to 919 million gallons in 2014, pro forma for the Recent Acquisitions.

In our wholesale motor fuel distribution business, we distribute motor fuel to independent dealer-operated sites pursuant to long-term, fixed margin supply agreements. In addition, following the closing of this offering, we will distribute motor fuel to our consignment sites and company-operated sites pursuant to a long-term, fixed-margin supply agreement, or the “Empire Supply Agreement,” that we will enter into with Empire Services. Please read “—Our Business and Properties—Wholesale Motor Fuel Distribution—Empire Supply Agreement.”

Under our supply agreements with dealers, we typically receive a fixed margin, expressed in cents per gallon, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Due to the large volume of motor fuel that we purchase, we typically benefit from volume rebates and prompt payment incentives from most major oil companies with whom we do business, some of which may not be available to smaller wholesale distributors. Pursuant to the Empire Supply Agreement, we will receive a fixed margin per gallon, in addition to the cost of purchasing and delivering the motor fuel, for motor fuel that we distribute to our consignment sites and company-operated sites. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, the total gross margin per gallon that we received from the wholesale distribution of motor fuel, including fixed margins, rebates and incentive payments, was 4.6 cents per gallon, and our gross profit from the wholesale distribution of motor fuel was approximately $42.4 million, or 53% of our total gross profit.

Our supply agreements with dealers generally have an initial term of 10 years and, as of February 28, 2015, had an average remaining term of approximately 8.7 years. These agreements obligate dealers to purchase motor fuel exclusively from us and typically contain minimum volume commitments. In 2014, pro forma for the Recent Acquisitions, 62% of the volume that we distributed to dealers was supported by these minimum volume commitments. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we are able to pass on the cost of motor fuel to the dealers. We typically purchase motor fuel only after receiving a dealer order and we hold title to the fuel only for the intraday period required for delivery. Please read “—Our Business and Properties—Wholesale Motor Fuel Distribution.”

Since 2011, we have grown considerably through acquisitions and have increased our annual volume of distributed motor fuel at a compound annual growth rate of 77%. The table below illustrates our growth and the historical volumes distributed to dealer-operated sites, consignment sites and company-operated sites.

	Motor Fuel Distributed
	Year Ended December 31,
					2014 Pro Forma(1)
	2011	2012	2013	2014	Fuel Volume	Percentage of Total
	(gallons in millions)
Dealer-Operated Sites	137	277	326	453	695	76%
Consignment Sites	17	32	51	50	144	15%
Company-Operated Sites	11	39	37	45	80	9%

Total	165	348	414	548	919	100%

(1)	Pro forma for the Recent Acquisitions. Does not include gallons attributable to one acquisition completed in March 2015.

We purchase motor fuel primarily from major oil companies pursuant to motor fuel purchase agreements. We are a distributor of most major motor fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero, as well as unbranded motor fuel. We believe that the variety and large volume of branded and unbranded motor fuel that we distribute is one of our key competitive advantages over many other wholesale motor fuel distributors. For example, we are currently able to offer most major brands of motor fuel to our dealers whereas, according to SIGMA, the average member of SIGMA offered four or fewer of the approximately 15 major brands of motor fuel in 2014. As an independent wholesale distributor with strong, unbiased relationships with a diverse group of major oil companies, we are able to tailor our distribution of specific brands to dealers in geographic regions with demonstrated brand preferences. For example, we are the second largest distributor of Shell-branded fuel in Texas, the third largest distributor of Phillips 66-branded fuel in the Midwest, one of the five largest distributors of BP-branded fuel in Georgia and one of the ten largest distributors of Chevron-branded fuel across six southern states from Texas to Florida. Additionally, because we distribute a substantial volume of multiple fuel brands, we are able to take advantage of favorable rebates and incentives from most of the major oil companies with whom we do business, some of which may not be available to smaller wholesale distributors.

In addition to income from our wholesale distribution of motor fuel, we receive income from retail sales of motor fuel to consumers at consignment sites and company-operated sites. Following the closing of this offering, we will sell motor fuel directly to consumers at consignment sites and company-operated sites through Empire Services. We also receive income from sales of convenience store merchandise at company-operated sites. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers and sales of convenience store merchandise was approximately $22.2 million and $15.0 million, or 27% and 19% of our total gross profit, respectively.

We also receive rental income from 99 sites that we lease or sublease to dealers or consignment agents. Our site leases and subleases are generally long-term leases that run concurrently with the related supply agreement or consignment agreement and, as of February 28, 2015, had an average remaining term of 3.7 years. Rents under our site leases or subleases vary depending on location, type of site, local competition and other market factors. For the year ended December 31, 2014, pro forma for the Recent Acquisitions, our gross profit net of rent expense from site leases and subleases was approximately $0.8 million, or 1% of our total gross profit.

For the year ended December 31, 2014, pro forma for the Recent Acquisitions, we had gross profit of $80.4 million, Adjusted EBITDA of $38.9 million and net loss of $3.2 million. Please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

The chart below depicts our historical Adjusted EBITDA, which has grown at a 116% compound annual growth rate from 2012 through 2014, pro forma for the Recent Acquisitions, as well as our historical Adjusted EBITDA per gallon of fuel distributed, which reflects our stable margins and the predictable scalability of our business as we have grown our motor fuel distribution volume by acquiring additional sites and supply agreements.

(1)	Pro forma for the Recent Acquisitions.

Our Relationship with Empire

We benefit from our relationship with Empire, a Dallas-based private company, and its equityholders. In connection with the closing of this offering, Empire will contribute substantially all of its assets and liabilities to us and will continue to own and control our general partner. In addition, our omnibus agreement will provide that Empire grant us a right of first offer, which we refer to as the “Empire Right of First Offer,” for a period of five years following the closing of this offering on any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party. However, Empire is under no obligation to offer to sell any assets to us (including the assets covered by the Empire Right of First Offer), unless and until it otherwise intends to dispose of such assets, and we are under no obligation to buy any assets from Empire.

Empire is controlled by AIM, a group of private investment funds. Two of Empire’s equityholders, Atlas and Mansfield, are engaged in fuel supply, logistics and services operations in the United States. We believe that these equityholders provide us with additional industry knowledge and relationships and increase our potential for future accretive growth opportunities. For more information regarding Atlas and Mansfield, please read “—Recent Acquisitions.”

In addition, Atlas has granted Empire a purchase option until January 2020 on any retail motor fuel business that Atlas sources during such period, and this purchase option will be contributed to us in connection with this offering. Please read “—Atlas Purchase Option.”

We believe that Empire and its equityholders have a strong incentive to support our business and our growth. After the completion of this offering, Empire will own         % of our common units and all of our subordinated units (representing an aggregate        % limited partner interest in us), as well as approximately 91.5% of our general partner, which owns a non-economic general partner interest in us and will own all of our incentive distribution rights. The remaining approximately 8.5% interest in our general partner will be owned by members of our management team.

Our Business Strategies

Our primary business objectives are to maintain stable cash flow and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•

Grow Our Motor Fuel Distribution Volume Through Accretive Acquisitions. Since 2011, we have grown our motor fuel distribution volume at a compound annual growth rate of 77% through 12 acquisitions, ten of which were sourced outside of a competitive auction process. We intend to continue to leverage our dedicated acquisition team, as well as our relationships with dealers and Empire’s equityholders, to source accretive acquisition opportunities pursuant to the following strategies:

•

Capitalize on Highly Fragmented Distributor Market. According to Petroleum Trends International, Inc., as of January 2015, there were approximately 4,850 domestic wholesale fuel distributors, reflecting the fragmented nature of our industry. In addition, in recent years, major oil companies have been increasing the minimum volume, scale and credit requirements for their motor fuel distribution partners. As a result, we believe there is considerable opportunity for consolidation in our industry given the large number of wholesale fuel distributors with limited scale that may consider selling their businesses.

•

Focus on Acquiring Wholesale Volume with Stable, Fixed-Margin Cash Flow. We intend to focus on maintaining stable, fixed-margin cash flow generated primarily under long-term wholesale motor fuel supply agreements. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from wholesale motor fuel distribution was approximately $42.4 million, or approximately 53% of our total gross profit, and we intend to increase this percentage over time. We will therefore generally prioritize acquisition opportunities that will rapidly increase the volume of motor fuel that we distribute in our wholesale business rather than focusing on acquisitions of company-operated sites or real estate. By increasing our wholesale motor fuel distribution volume, both through multi-site acquisitions and single-site additions, we believe that we will be able to realize improved purchasing power and leverage our flexible and scalable distribution platform, thus expanding our opportunities for particularly accretive acquisitions.

•

Target Growth in Existing Core Markets and Opportunistically Expand into New Markets. We believe that targeting acquisitions in and around our current core markets will allow us to improve our purchasing power with major oil companies and leverage our existing personnel in these markets. In addition, we have a proven ability to expand into and quickly achieve scale in new markets, and we will continue to evaluate acquisition opportunities in new markets. We intend to pursue high-quality assets in attractive markets and focus on the acquisition of long-term wholesale motor fuel supply agreement portfolios.

•

Focus on Dealer-Operated Sites and Maintain Independence. We will continue to focus on wholesale motor fuel distribution to dealer-operated sites. We intend to strengthen our relationships with dealers by focusing on customer service, offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. Unlike some of our competitors, as an independent wholesale distributor, we are able to maintain alignment of interests with our dealers and avoid direct competition with them in most circumstances. While we will acquire and operate sites in select situations, our strategy is to ultimately lease most of the sites we acquire to dealers and generate stable, fixed-margin cash flow from long-term wholesale motor fuel supply agreements and rental income. We believe that our dealer focus will continue to strengthen our reputation and allow us to organically grow our business by entering into supply agreements with new dealers and more favorable long-term supply agreements with dealers with whom we have existing relationships.

•

Continue to Develop and Capitalize on Our Relationships with Major Oil Companies. We are one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States, and we distribute a wide variety of fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero. Over 85% of the motor fuel that we distribute, pro forma for the Recent Acquisitions, is branded motor fuel. We intend to continue to leverage our relationships with major oil companies to provide attractive pricing to our dealers, grow our wholesale motor fuel distribution volume and enhance our cash flow. As our wholesale distribution business continues to grow, we expect to benefit from more favorable prompt payment incentives, volume rebates, procurement costs and other economies of scale.

•

Maintain Financial Flexibility and Conservative Leverage. We plan to pursue a disciplined financial policy and maintain a conservative capital structure, which we believe will allow us to take advantage of attractive acquisition opportunities. At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our $250 million revolving credit facility. This facility also has a $75 million accordion feature. We believe that this borrowing capacity, together with our cash from operations and our ability to access the debt and equity capital markets will allow us to fund potential future acquisitions and our working capital needs.

Our Competitive Strengths

We believe we will be able to execute our business strategies successfully because of the following competitive strengths:

•

Stable Cash Flow from Long-Term, Fixed-Margin Wholesale Supply Agreements with Limited Commodity Exposure. We generate revenue primarily through long-term, fixed-margin wholesale motor fuel supply agreements with dealers. During the year ended December 31, 2014, pro forma for the Recent Acquisitions, approximately 76% of our motor fuel sales by volume were made to dealers pursuant to fixed-margin supply agreements, approximately 90% of which were long-term contracts. Our supply agreements generally have an initial term of 10 years and, as of February 28, 2015, had an average remaining term of approximately 8.7 years. These supply agreements require our dealers to purchase motor fuel exclusively from us and typically contain minimum volume commitments. For the year ended December 31, 2014, pro forma for the Recent Acquisitions, minimum volume commitments represented approximately 62% of the volume that we distributed to dealers. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we pass on the cost of motor fuel to dealers. The transportation costs that we incur are also passed through to dealers.

•

Proven Track Record of Volume Growth Through Acquisitions; Scalable Platform and Robust Acquisition Pipeline. We have a proven track record of volume growth and a dedicated acquisition team that identifies, evaluates, executes and integrates acquisition opportunities that drive accretive growth. Since 2011, we have successfully completed 12 acquisitions, ten of which were sourced outside of a competitive auction process, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77%. Four of the 12 sellers in our acquisitions since 2011 now hold equity interests in Empire and have extensive contacts throughout the motor fuel distribution industry. These acquisitions expanded our geographic footprint from 11 states to 27 states and established relationships with 4 additional major oil companies. We believe that our dedicated acquisition team, along with our relationships with dealers and Empire’s equityholders, position us to successfully pursue accretive acquisitions in our highly fragmented industry. In addition, we have demonstrated that our business is predictably scalable. From 2012 to 2014, pro forma for the Recent Acquisitions, our Adjusted EBITDA per gallon increased steadily each year from 2.4 cents per gallon to 4.2 cents per gallon, highlighting the benefits of the growing economies of scale we expect to continue to realize going forward. We believe that our dedicated acquisition team, along with our relationships with dealers and Empire’s equityholders, position us to successfully pursue accretive acquisitions in our highly fragmented industry. We have a robust acquisition pipeline, and have identified numerous potential targets that we believe would significantly increase the volume of motor fuel that we distribute and further leverage our scalable platform. Our economies of scale enable us to make financially and operationally accretive acquisitions, both in and around our core markets and in new markets, without significantly increasing personnel or other operating expenses. We are able to efficiently utilize our existing sales force and operational personnel to manage an increasing number of dealers in a given market.

•

Leading Independent Wholesale Distributor and Strong Relationships with a Diversified Dealer Base. Unlike some of our competitors that are more focused on company-operated sites, we are an independent wholesale distributor primarily focused on motor fuel distribution to independent dealer-operated sites, which limits the competitive tension between our dealers and us. We have established strong relationships with our dealers by focusing on customer service, offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. We believe that our ability to offer most major motor fuel brands of motor fuel enables our dealers to satisfy market preferences, which contributes to our broad appeal. Our dealer base is highly diversified and no single dealer accounts for more than 5% of our volume. For the year ended December 31, 2014, pro forma for the Recent Acquisitions, each site accounted for only 0.1% of our total volume, on average, and our top five dealers by volume, collectively, accounted for 61 of the sites we serve and less than 10% of total volume.

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Favorable Fuel Purchase Agreements Through Our Scale and Strong Relationships with Major Oil Companies. We are one of the largest and most geographically diversified independent wholesale motor fuel distributors in the United States, and we believe that we can leverage our size and strong relationships with major oil companies to obtain favorable terms in our fuel purchase agreements. Major oil companies continue to raise the minimum volume, scale and credit requirements for their motor fuel distribution partners. We believe this benefits us, given the volume of motor fuel we purchase, the size of our motor fuel distribution network, our creditworthiness and our growth strategy. In addition, the fact that we are not dependent on any single brand provides us leverage in negotiating pricing terms with major oil companies.

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Financial Flexibility to Fund Acquisitions. At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our $250 million revolving credit facility. This facility also has a $75 million accordion feature. We believe that the borrowing capacity available under our revolving credit facility, together with our cash flow from operations and our ability to access the debt and equity capital markets, will provide us with the financial flexibility to fund future acquisitions, including those in our robust acquisition pipeline. Additionally, we believe that our ability to make acquisitions with both cash and partnership interests will expand our universe of potential acquisition opportunities and help us pursue further accretive growth for our unitholders.

•

Our Experienced and Incentivized Management Team. With an average of over 20 years of industry experience, our management team has a proven ability to build relationships with dealers and major oil companies, acquire and develop motor fuel distribution assets, integrate acquisitions and grow operations while maintaining financial discipline. Prior to joining Empire, our chief executive officer, with the assistance of our chief operating officer, led the expansion of Murphy USA’s retail operations from zero to nearly 4 billion gallons of motor fuel sold annually over a span of 13 years. We believe that our management team will be a key advantage to us as we seek to acquire new businesses and assets in the future and pursue further accretive growth for our unitholders. Additionally, our management team will collectively own approximately 8.5% of our general partner, further incentivizing the successful implementation of our growth strategy.

Our Business and Properties

We are a growth-oriented Delaware limited partnership primarily engaged in the wholesale distribution of motor fuel under long-term, fixed-margin supply agreements. We distribute motor fuel to over 1,300 sites across 27 states and the District of Columbia and are one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. For the year ended December 31, 2014, pro forma for the Recent Acquisitions, we distributed approximately 919 million gallons of motor fuel. Of the sites we serve, 91% are located in our four core markets of Texas, the Southeast, the Great Lakes and Mid-Atlantic regions of the United States. The table below sets forth the volume of motor fuel that we distributed to each of our markets for the year ended December 31, 2014.

	Motor Fuel Distributed
	Dealer-Operated Sites	Consignment and Company- Operated Sites	All Sites
Market			Fuel Volume	Percentage of Total
	(gallons in millions)
Texas	219	71	290	31%
Southeast	205	32	237	26%
Great Lakes	151	72	223	24%
Mid-Atlantic	65	32	97	11%
Other	55	17	72	8%

Total	695	224	919	100%

Wholesale Motor Fuel Distribution

We purchase motor fuel primarily from major oil companies under our fuel purchase agreements and distribute it to dealer-operated sites, our consignment sites and our company-operated sites. Approximately 76% of the motor fuel that we distribute is distributed to dealer-operated sites. Our gross profit from wholesale motor fuel distribution was approximately $42.4 million, or approximately 53% of our total gross profit, for the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement.

Supply Agreements

We believe our supply agreements provide us with stable and predictable cash flow and are significantly diversified by dealer and geography. For the year ended December 31, 2014, pro forma for the Recent Acquisitions, each site, on average, accounted for only 0.1% of our total volume and our top five dealers by volume, collectively, accounted for 61 of the sites we serve and less than 10% of total volume. In addition, while the substantial majority of our sites are strategically located within our four core markets, no state other than Texas accounted for greater than 16% of our total volume.

Under our supply agreements, we agree to distribute branded or unbranded motor fuel to one or more sites and coordinate transportation and delivery of such motor fuel. We typically receive a fixed margin, expressed in cents per gallon, from our dealers, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Our supply agreements require our dealers to purchase motor fuel exclusively from us and also typically require, among other things, that dealers purchase certain minimum fuel volumes and that they maintain the standards established by the applicable brand or, at an unbranded site, by us.

Our cash flow stability and predictability is further enhanced by the long-term nature of our supply agreements and our high renewal rate of expiring agreements. The initial term of most of our supply agreements is 10 years and, as of February 28, 2015, our supply agreements had a volume-weighted average remaining term of 8.7 years. In addition, we have historically demonstrated a high renewal or extension rate of contracts nearing expiration. The following table illustrates the remaining terms of our supply agreements by distributed motor fuel volume.

Remaining Term of Supply Agreement	Percentage of Total Fuel Volume(1)(2)(3)(4)(5)
0-4 Years	29%
4-8 Years	25%
8-12 Years	19%
12-16 Years	16%
16-20 Years	4%
20+ Years	7%

Total	100%

(1)	Fuel volumes based on estimates for the year ending December 31, 2015.
(2)	Fuel supply agreements with extension options exercisable at our discretion are assumed to extend through such extension options.
(3)	Fuel supply agreement terms at sites leased by Empire are assumed to be the longer of the remaining supply agreement term or the remaining lease term (including any lease extension option exercisable at our discretion).
(4)	Fuel supply agreement terms at sites we own are assumed to be 30 years due to our fee ownership of such sites.
(5)	Excludes 61 company-operated sites.

The following table illustrates the distribution of our supply agreements among the types of sites we serve by the number of sites, percentage of total motor fuel volume and volume-weighted average remaining term. The site data included below reflects our distribution network as of February 28, 2015.

Site Type	Number of Sites	Percentage of Total Fuel Volume(1)	Volume- Weighted Average Remaining Term (Years)
Third-Party Owned/Leased(2)	1,151	89%	7.3
Empire Leased from Lessors(3)	46	5%	10.6
Empire Owned(4)	53	6%	30.0

Total(5)	1,250	100%	8.7

(1)	Fuel volumes based on estimates for the year ending December 31, 2015.
(2)	Fuel supply agreements with extension options exercisable at our discretion are assumed to extend through such extension options.
(3)	Fuel supply agreement terms at sites leased by Empire are assumed to be the longer of the remaining supply agreement term or the remaining lease term (including any lease extension option exercisable at our discretion).
(4)	Fuel supply agreement terms at sites we own are assumed to be 30 years due to our fee ownership of such sites.
(5)	Excludes 61 company-operated sites.

Our primary methods for adding dealer-operated sites to our distribution network are acquisitions of supply agreements covering dealer-operated sites and acquisitions of sites that we subsequently lease to dealers with whom we also enter into a related motor fuel supply agreement. Our sales team is responsible for maintaining our existing dealer base through the renewal of existing supply agreements and for organic growth by negotiating supply agreements with new dealers.

We continually seek to increase the number of dealers that we serve through acquisitions of fuel supply agreements from other distributors and by entering into motor fuel supply agreements with new dealers. We evaluate potential dealers based on their creditworthiness and the quality of their site and operations, including the site’s size and location, projected motor fuel volume, projected merchandise sales, overall financial performance and previous operating experience. We may extend credit to certain dealers for three to ten days, subject to our ongoing credit evaluation process.

Empire Supply Agreement

Following the closing of this offering, we will sell motor fuel directly to consumers at our consignment sites and company-operated sites through Empire Services. We will supply motor fuel to Empire Services pursuant to the Empire Supply Agreement. We will receive a fixed margin of 5.0 cents per gallon for motor fuel distributed to Empire Services. Empire Services, in turn, will earn the retail margin on motor fuel sales directly to consumers at our consignment sites and company-operated sites. The Empire Supply Agreement will have a 15-year term and will automatically renew for additional five-year periods unless terminated by us or Empire Services at the end of the initial or any subsequent term.

Sales of Unbranded Fuels

In addition to distributing branded motor fuel, we distributed 121 million gallons of unbranded motor fuel during the year ended December 31, 2014, pro forma forma the Recent Acquisitions, to sites that are unaffiliated with any particular brand of motor fuel. We believe that distributing unbranded motor fuel provides us with added flexibility and increases the number of dealers with whom we are able to partner.

Transportation Logistics

As a wholesale distributor, we are responsible for arranging the transportation of motor fuel to dealer-operated sites, and will be responsible under the Empire Supply Agreement for arranging the transportation of motor fuel to the consignment sites and company-operated sites operated by Empire Services. However, we do not transport any motor fuel ourselves, and instead, have entered into transportation agreements with third-party transportation companies to transport the motor fuel we distribute. Pursuant to our supply agreements and the Empire Supply Agreement, we pass the costs associated with transporting motor fuel on to our dealers and Empire Services. As a result, transportation costs do not have a substantial impact on our gross profit per gallon because we only bear that cost at consignment and company-operated sites, and we are generally insulated from volatility in the cost of transportation of motor fuel in our wholesale segment.

Our Dealer Services

We are committed to being a valuable partner to our dealers and strengthening our dealer network. We have established strong relationships with our dealers by focusing on customer service and by offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. These services include working with third-party insurers to obtain competitive insurance rates for our dealers, providing credit card processing services for unbranded locations, leasing or installing equipment such as pumps, point of sale systems, tanks and signs at dealer-operated sites and providing our dealers access to our relationships with grocery and food distributors as well as quick-service restaurants. We also provide access to our web-based portal system, which allows our dealers to access their accounts at any time from a personal computer to conveniently and efficiently review invoices and obtain prices, credit card statements and electronic funds transfer notices. This platform is scalable and is designed to easily accommodate new dealers. These services, while not a major component of our business, are important to our dealers and help strengthen our dealer network.

Consignment and Company-Operated Sites

In addition to our wholesale operations, pursuant to the Empire Supply Agreement, we will distribute, on a wholesale basis, all of the motor fuel required by Empire Services for direct sale to consumers at our consignment sites. We will earn a fixed margin of 5.0 cents per gallon for motor fuel distributed to Empire Services and Empire Services will earn the retail margin on motor fuel sales. As of February 28, 2015, we had consignment agreements with independent consignment agents at 190 consignment sites. At consignment sites, we retain ownership of the motor fuel and the right to set the retail price for the motor fuel sold to consumers, receive the actual selling price for each gallon of motor fuel sold and pay the independent consignment agent a commission as compensation for operating the consignment site and for performing certain tasks for us at the consignment site. In addition, at consignment sites that we own or lease, we lease or sublease the convenience store building to the independent consignment agent. Recently, we have entered into short-term consignment agreements at certain consignment sites that we own or lease. These short-term consignment agreements provide us with the ability to regularly evaluate new consignment agent relationships and site performance. Through Empire Services, we will also sell motor fuel, convenience store merchandise and other ancillary products and services directly to consumers at our company-operated sites.

For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers and sales of convenience store merchandise and other ancillary products and services was approximately $22.2 million and $15.0 million, or 27% and 19% of our total gross profit, respectively.

Real Estate and Leases

As of February 28, 2015, we owned or leased 171 properties, 99 of which we lease or sublease to dealers or independent consignment agents. We collect rent from our tenants pursuant to lease or sublease agreements, which typically have an initial term of 3 to 10 years, and, as of February 28, 2015, the average remaining term of our current lease and sublease agreements was approximately 3.7 years. Recently, we have entered into short-term leases at five consignment sites that we own or lease. These short-term leases provide us with the ability to regularly evaluate new consignment agent relationships and site performance. For the year ended December 31, 2014, pro forma for the Recent Acquisitions, our gross profit net of rent expense from site leases and subleases was approximately $0.8 million, or 1% of our total gross profit.

Fuel Purchase Agreements

We distribute branded motor fuel for most major motor fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero, as well as unbranded motor fuel. We purchase the motor fuel from terminals throughout the country and, under the terms of our fuel purchase agreements, we typically pay the rack price, less a negotiated discount. Our fuel purchase agreements generally have an average term of three years and typically require us to purchase a minimum volume of motor fuel on an annual basis. We have satisfied these minimum volume commitments in each of the last three years. In the single instance prior to that period in which we failed to meet our minimum volume commitment, we negotiated with the applicable major oil company for additional volumes and we were not required to pay a cash penalty. Our minimum volume commitments under our fuel purchase agreements represented 62% of the volume we purchased in 2014, pro forma for the Recent Acquisitions. In addition, our fuel purchase agreements typically contain provisions relating to payment terms, use of the brand names, credit card processing, compliance with certain brand requirements, insurance coverage and compliance with legal and environmental requirements, among others.

Generally, our fuel purchase agreements have provisions that obligate the applicable major oil company to sell us up to an agreed upon number of gallons, subject to certain limitations. Any amount in excess of that agreed upon amount is subject to availability. Due to the large volume of motor fuel we purchase, we generally receive volume rebates that increase as we increase the volume we purchase. We typically benefit from incentive payments for distributing branded fuel to new sites and for paying amounts due under our fuel purchase agreements within a specified timeframe, typically 3 to 10 days, which we refer to as prompt payment incentives. These incentive payments are based on the price we pay per gallon under our fuel purchase agreements. While we have historically received prompt payment incentives and rebate payments, there is no guarantee that we will continue to receive these discounts in the future. Please read “Risk Factors—Risks Inherent in Our Business—Certain of our fuel purchase agreements with major oil companies provide for volume rebates and certain incentive payments. Some of these agreements contain minimum volumes commitments and branding reimbursement obligations. If we are unable to renew these contracts on similar terms or we are subject to minimum volume penalties or reimbursement obligations, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.”

As one of the largest and most geographically diversified independent wholesale motor fuel distributors in the United States, we believe our scale and ability to capture these rebates and incentives is a key competitive advantage over smaller wholesale distributors and will continue to benefit us as we grow our volume over time. We believe that our strong relationships with major oil companies will allow us to supply specific motor fuel brands to geographic regions of particular interest to major oil companies in order to maximize the rebates and prompt payment incentives we receive. As illustrated in the table below, we have consistently diversified our sources of motor fuel and, while, as of December 31, 2014, we sourced our motor fuel from a balanced group of major oil companies, we are committed to regularly evaluating our fuel purchase agreements to ensure that we are taking full advantage of our sizeable motor fuel distribution network.

	Motor Fuel Distributed
	Year Ended December 31,
					2014 Pro Forma(1)
Oil Companies/Refiners	2011	2012	2013	2014	Fuel Volume	Percentage of Total
	(gallons in millions)
Branded:
Shell	15	148	140	166	166	18%
Marathon	27	20	16	11	112	12%
Valero	5	26	29	57	104	11%
BP	30	34	29	89	104	11%
Citgo	1	3	13	28	95	10%
Phillips 66(2)	0	2	10	10	74	8%
Chevron(3)	36	52	51	63	68	8%
ExxonMobil	0	3	25	42	43	5%
Sunoco	27	27	31	32	32	4%

Total Branded	141	315	344	498	798	87%

Unbranded/Other	24	33	70	50	121	13%

Total Motor Fuel Distributed	165	348	414	548	919	100%

(1)	Pro forma for the Recent Acquisitions.
(2)	Includes Conoco and Phillips 66 branded fuel.
(3)	Includes Chevron and Texaco branded fuel.

Recent Acquisitions

In 2014 and 2015, we completed six acquisitions, adding approximately 534 million annual gallons and an additional 69 owned or leased sites to our motor fuel distribution network. The three acquisitions described below were transformational, accounting for approximately 425 million annual gallons and 59 owned or leased sites.

Acquisition of Atlas Assets

On January 12, 2015, we acquired motor fuel supply agreements and related assets and 18 sites from Atlas for total consideration of $81.6 million. The assets acquired from Atlas are concentrated in the Great Lakes region of the United States and added approximately 211 million annual gallons to our motor fuel distribution network. The Atlas asset acquisition established a new market for us in the Great Lakes region, increased the volume of motor fuel purchased from and strengthened our relationships with the Marathon and Phillips 66 motor fuel brands, and provided us with a strategic equity partner that currently owns approximately 11% of Empire and has the right to appoint one member to Empire’s board of directors. We acquired substantially all of Atlas’ retail motor fuel business, and Atlas has retained all of its commercial motor fuel distribution business. Pursuant to the purchase agreement with Atlas, Atlas granted Empire a purchase option until January 2020 on any retail motor fuel business that Atlas sources during such period. Empire will contribute its rights to the Atlas Purchase Option to us in connection with this offering. Please read “—Atlas Purchase Option.”

Acquisition of CST Sites

Beginning on November 10, 2014 and continuing through December 12, 2014, we acquired 41 sites from CST in Texas and Colorado for a total purchase price of $43.9 million. The assets acquired from CST added approximately 40 million annual gallons to our motor fuel distribution network. The CST asset acquisition expanded our geographic footprint in Texas, added Colorado to our motor fuel distribution network, increased the volume of motor fuel purchased from and strengthened our relationship with the Valero motor fuel brand, and added attractive assets to our real estate portfolio.

Acquisition of Mansfield Assets

On September 24, 2014, we acquired motor fuel supply agreements and related assets from Mansfield for total consideration of $30.6 million. The assets acquired from Mansfield are concentrated in the Southeast region of the United States and added approximately 174 million annual gallons to our motor fuel distribution network. The Mansfield asset acquisition expanded our footprint into eight new states, strengthened our position in certain of our core markets, increased the volume of motor fuel purchased from and strengthened our relationships with the BP, Citgo, Exxon, Mobil and Valero motor fuel brands, increased the volume of unbranded motor fuel that we distribute and provided us with a strategic equity partner that currently owns approximately 3% of Empire. We acquired substantially all of Mansfield’s retail motor fuel business, and Mansfield has retained all of its commercial motor fuel distribution business.

Competition

We compete primarily with other independent motor fuel distributors. The market for the distribution of motor fuel is highly competitive and fragmented, resulting in narrow margins. In addition to competing for market share, we compete with other motor fuel distributors for acquisition opportunities. We have numerous competitors, some of which may have significantly greater resources and name recognition than we have. Significant competitive factors include the availability of major fuel brands, customer service, price, range of services offered and quality of service, among others. We rely on our ability to provide value-added and reliable service and to control our operating costs in order to maintain our margins and competitive position.

Omnibus Agreement

Empire Right of First Offer

At the closing of this offering, we will enter into an omnibus agreement, which we refer to as our “omnibus agreement,” with Empire and our general partner, pursuant to which Empire will grant us a right of first offer, which we refer to as the “Empire Right of First Offer,” for a period of five years following the closing of this offering on any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party. However, Empire is under no obligation to offer to sell any assets to us (including the assets covered by the Empire Right of First Offer, unless and until it otherwise intends to dispose of such assets), and we are under no obligation to buy any assets from Empire. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Empire Right of First Offer.”

Our omnibus agreement will also require Empire, upon acquiring any retail fuel outlets, to negotiate in good faith with us to enter into a fuel supply agreement for the purchase of motor fuel from us for such sites, except for sites already party to an existing supply agreement, in which case Empire will agree to negotiate in good faith upon the expiration of such agreement. Empire’s obligation to negotiate will expire upon the expiration of the Empire Right of First Offer. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Empire Obligation to Negotiate.” The omnibus agreement will also require Empire to indemnify us for certain liabilities associated with our initial assets. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement,” for additional information regarding our omnibus agreement.

While we believe that our relationship with Empire and the agreements that we will enter into with Empire are beneficial to us, they are also sources of potential conflicts of interest. After the completion of this offering, there will be substantial overlap between the officers and directors of our general partner and the officers and directors of Empire. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”

Atlas Purchase Option

In connection with the sale of assets to Empire in January 2015, Atlas granted Empire a five-year right to acquire future fuel supply rights and retail gas stations that Atlas sources during such five-year period. Under the terms of the Atlas Purchase Option, in the event that Atlas sources (i) any fuel supply rights related to the retail distribution of gasoline, (ii) any fee simple real property parcels related to the retail distribution of gasoline or (iii) any leasehold real property interests related to the retail distribution of gasoline, Empire will have the right, but not the obligation, to purchase such assets. The terms regarding notice, timing and the purchase price for such assets are set forth in the purchase agreement with Atlas. Empire will contribute its rights to the Atlas Purchase Option to us in connection with this offering. Except pursuant to the Atlas Purchase Option, Atlas is not obligated to sell us any assets, and we are under no obligation to buy any assets from Atlas.

Seasonality

Our business exhibits some seasonality due to our retail consumers’ increased demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically higher in the second and third quarters of the calendar year. In addition, the price of motor fuel can vary throughout the year and is typically higher in the spring and summer months in accordance with the higher demand for motor fuel. While we believe our results of operations are generally insulated from changes in motor fuel prices, the seasonality in prices may vary, either positively or negatively, the magnitude of our prompt payment incentives as well as margins realized at our consignment sites and company-operated sites.

Insurance

Our operations and assets are insured under a combination of self-insurance and third-party insurance with predetermined deductibles that cover certain insurable risks. We also maintain insurance against some of the risks associated with above or underground contamination that may occur as a result of our ownership or operation of fuel storage tanks. Management believes that the amount of coverage in place is reasonable and appropriate. As we continue to grow, we will evaluate our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Environmental Matters

Environmental Laws and Regulations

We and our dealers are subject to various federal, state and local laws and regulations governing environmental protection, including those relating to ownership and operation of underground storage tanks; the release or discharge of hazardous materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of regulated materials; the exposure of persons to regulated materials; and remediation of contaminated soil and groundwater. Compliance with current and anticipated environmental laws and regulations increases our and our dealers’ overall cost of business, including capital costs to construct, maintain and upgrade equipment and sites.

Environmental laws and regulations can restrict or impact our business activities in many ways, such as:

•

requiring the acquisition of certifications, registrations, permits or other authorizations or the provision of financial assurances to conduct fuel storage or fueling activities or for other regulated actions;

•	requiring remedial action to mitigate releases of hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators;

•	requiring capital expenditures to comply with environmental pollution control, cathodic protection or release detection requirements; and

•	enjoining the operations of facilities deemed to be in noncompliance with environmental laws and regulations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining or otherwise curtailing future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites on which hydrocarbons, hazardous substances or wastes have been released or disposed of. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hydrocarbons, hazardous substances or other wastes into the environment. In addition, while we have no plans to transport the motor fuel we distribute, if we were to conduct activities that resulted in our being deemed a transporter of motor fuels, or if we were held, under applicable law, to have negligently entrusted the motor fuel we distribute to third parties, we could have added exposure to costs and liabilities under environmental laws and regulations in the event of a release of motor fuel, which could adversely impact our results of operations, financial condition and ability to make distributions to our unitholders.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our financial position and results of operations. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and minimize the costs of such compliance.

We do not believe that compliance with existing federal, state or local environmental laws and regulations will have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders. We can provide no assurance, however, that future events, such as changes in or reinterpretations of existing laws and regulations or the promulgation of new laws and regulations, will not cause us to incur significant costs.

Hazardous Substances and Releases

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or “CERCLA,” impose strict, and under certain circumstances, joint and several, liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources. In addition, under CERCLA and analogous state laws, as persons who arrange for the transportation, treatment or disposal of hazardous substances, we also may be subject to similar liability at sites where such hazardous substances may be released. We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from or in the vicinity of our current properties or at off-site locations where such hazardous substances have been taken for treatment or disposal.

We are required to comply with federal and state financial responsibility requirements to demonstrate that we have the ability to pay for remediation or to compensate third parties for damages incurred as a result of a release of regulated materials from our underground storage tank systems. We meet these requirements by maintaining insurance that we purchase from private insurers and, in certain circumstances, relying on applicable state trust funds, which are funded by underground storage tank registration fees and taxes on wholesale purchases of motor fuel.

Environmental Reserves

As of December 31, 2014, our predecessor had no environmental reserves.

Underground Storage Tanks

At sites that we own or operate, we are required to make financial expenditures to comply with regulations governing underground storage tanks adopted by federal, state and local regulatory agencies. Pursuant to the Resource Conservation and Recovery Act of 1976, as amended, the U.S. Environmental Protection Agency, or “EPA,” has established a comprehensive regulatory program for the detection, prevention, investigation and cleanup of leaking underground storage tanks. State or local agencies are often delegated the responsibility for implementing the federal program or developing and implementing equivalent state or local regulations. We have a comprehensive program in place for performing routine tank testing and other compliance activities that are intended to promptly detect and investigate any potential releases. We spent approximately $154,000 on existing underground storage tank compliance activities associated with 207 sites with underground storage tanks for the fiscal year ended December 31, 2014. As of December 31, 2014, we owned or leased 148 such sites. Changes in the underground storage tanks laws and regulations could result in more stringent and costly compliance requirements. For example, in November 2011, the EPA proposed changes to the underground storage tank rules that, among other things, would impose added secondary containment requirements for new and replaced tanks and piping; add operator training requirements; and add periodic operation and maintenance requirements for underground storage tank systems. This proposed rulemaking remains pending before the EPA. If these changes were adopted, they could result in our incurring increased compliance costs, which costs could be significant.

Air Emissions

The federal Clean Air Act, or “CAA,” and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere. In addition, various federal, state and local agencies have the authority to prescribe product quality specifications for the motor fuel that we sell, largely in an effort to reduce air pollution. Failure to comply with these regulations can result in substantial civil or criminal penalties. While we are aware of no changes to air quality regulations that will have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders, there exists the possibility that new laws or regulations may be imposed that could result in more stringent and costly compliance requirements.

Efforts at the federal and state level are currently underway to reduce the levels of greenhouse gas, or “GHG,” emissions from various sources in the United States. At the federal level, Congress has considered legislation to reduce GHG emissions in the United States but no such legislation has been passed. Such federal legislation may impose a carbon emissions tax or establish a cap-and-trade program or regulation by the EPA. Even in the absence of new federal legislation, GHG emissions have begun to be regulated by the EPA pursuant to the existing CAA. For example, in April 2010, the EPA set a new emissions standard for motor vehicles to reduce GHG emissions. New federal or state restrictions on emissions of GHGs that may be imposed in areas of the United States in which we conduct business and that apply to our operations could adversely affect the demand for our products.

Other Government Regulation

The Petroleum Marketing Practices Act, or “PMPA,” is a federal law that governs the relationship between a refiner and a distributor, as well as between a distributor and branded dealer, pursuant to which the refiner or distributor permits a distributor or dealer to use a trademark in connection with the sale or distribution of motor fuel. Under the PMPA, we may not terminate or fail to renew a branded distributor contract unless certain enumerated preconditions or grounds for termination or nonrenewal are met and we also comply with the prescribed notice requirements.

Employee Health and Safety

We are subject to the requirements of the Occupational Safety and Health Act, or “OSHA,” and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA’s hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Title to Properties, Permits and Licenses

We believe we have all of the assets needed, including leases, permits and licenses, to operate our business in all material respects. With respect to any consents, permits or authorizations that have not been obtained, we believe that the failure to obtain these consents, permits or authorizations will not have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders.

We believe we have satisfactory title to all of our assets. Title to our assets and sites may be subject to encumbrances, including repurchase rights and use, operating and environmental covenants and restrictions, including restrictions on branded motor fuel that may be sold at such sites. We believe that none of these encumbrances will detract materially from the value of our sites or from our interest in these sites, nor will they interfere materially with the use of these sites in the operation of our business. These encumbrances may, however, impact our ability to sell the site to an entity seeking to use the land for alternative purposes.

Our Employees

We are managed and operated by the board of directors and executive officers of our general partner. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are currently employed by Empire and its affiliates or subsidiaries. Following the completion of this offering, we expect that our general partner, its affiliates and certain of our operating subsidiaries will have approximately 442 employees performing services for our operations, and appropriate costs will be allocated to us. None of these employees are subject to collective bargaining agreements.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any pending or, to our knowledge, threatened litigation that will have a material adverse impact on our financial condition or results of operations.

MANAGEMENT

Management of Empire Petroleum Partners, LP

We are managed by the directors and executive officers of our general partner, Empire Petroleum Partners GP, LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. At the completion of this offering, Empire will own approximately 91.5% of the membership interests in our general partner, and the remaining approximately 8.5% will be owned by our management team. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

At the completion of this offering, we expect that our general partner will have                 directors, including one director nominee who will meet the independence standards of the NYSE and become a member of our board of directors prior to or in connection with the listing of our common units on the NYSE. In accordance with the NYSE’s phase-in rules, we will have at least three independent directors within one year following the effective date of the registration statement of which this prospectus forms a part. We expect that our board will determine that                 , our director nominee who will become a member of our board of directors prior to or in connection with the listing of our common units on the NYSE, is independent under the independence standards of the NYSE.

Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations whether through causing our subsidiaries to hire additional employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates or by certain of our subsidiaries. We refer to these individuals collectively as our employees because they provide services directly to us.

Director Independence

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, we do not expect that our general partner’s board of directors will be comprised of a majority of independent directors. Our board of directors does not currently intend to establish a nominating/corporate governance committee or a compensation committee. Accordingly, our unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are, however, required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. In accordance with the NYSE’s corporate governance standards, we must have at least one independent member on our audit committee who satisfies the independence and experience requirements by the date our common units are listed on the NYSE, at least a majority of independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part and a fully independent audit committee within one year of such effective date.

Committees of the Board of Directors

The board of directors of our general partner will have a standing audit committee and may establish such other committees as the board of directors shall determine from time to time, including a conflicts committee. The audit committee and, if established, a conflicts committee, will have the composition and responsibilities described below.

Audit Committee

We are required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. The audit committee of the board of directors of our general partner will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (i) retain and terminate our independent registered public accounting firm, (ii) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (iii) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary. We expect that                will serve as the initial member of the audit committee. We expect that                will satisfy the definition of audit committee financial expert for purposes of the SEC’s rules. Empire will appoint a second member to the audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and appoint a third member to the audit committee within one year following such effective date.

Conflicts Committee

The board of directors of our general partner has the ability to establish a conflicts committee under our partnership agreement. If established, at least two members of the board of directors of our general partner will serve on the conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates (including Empire), and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our long-term incentive plan. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Directors and Executive Officers of Empire Petroleum Partners GP, LLC

Directors are appointed by the controlling member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification.

Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors, director nominees and executive officers of Empire Petroleum Partners GP, LLC.

Name	Age	Position With Our General Partner
Henry J. Heithaus	63	Chief Executive Officer, Director
David Potter	59	Chief Financial Officer
Jeffrey Goodwin	56	Chief Operating Officer
Travis E. Booth	36	General Counsel, Vice President and Secretary
Roland Ho	31	Vice President, Corporate Development

Henry J. Heithaus was appointed a director and Chief Executive Officer of our general partner in April 2015. Mr. Heithaus has served in the same capacity at Empire since August 2013 where he is currently responsible for managing and directing all business operations and staff functions. Mr. Heithaus currently sits on the board of directors for Additech, Inc., and, prior to joining Empire, Mr. Heithaus served as President of Murphy Oil USA Inc. from 2007 to 2012. Prior to joining Murphy Oil USA Inc., Mr. Heithaus served as the National Merchandising Manager for British Petroleum plc. We believe that Mr. Heithaus’ substantial prior experience with Murphy Oil USA Inc. and British Petroleum plc. will provide the board of directors with valuable insight into our industry.

David Potter was appointed Chief Financial Officer of our general partner in April 2015. Mr. Potter joined Empire in the same capacity in August 2013. Prior to joining Empire, Mr. Potter served as Chief Financial Officer at Alon Brands, Inc. from 2007 to 2013 where he was responsible for managing and overseeing all accounting and finance functions.

Jeff Goodwin was appointed Chief Operating Officer of our general partner in April 2015. Mr. Goodwin joined Empire in the same capacity in April 2015 and succeeded Michael Diebus in the role of Chief Operating Officer. Prior to joining Empire, he served as Senior Vice President at Murphy Oil USA Inc. from 2001 to 2015 where he oversaw the operation of company sites in three regions of the United States. Prior to joining Murphy Oil USA Inc., Mr. Goodwin held various management positions at The Pantry, Inc. and Hess Corporation.

Travis Booth was appointed General Counsel, Vice President and Secretary of our general partner in April 2015. Mr. Booth joined Empire in September 2006 and has held various positions in Empire since that time. Currently, he manages all of Empire’s legal matters including real estate, mergers and acquisitions and intellectual property issues. Prior to joining Empire, Mr. Booth practiced commercial real estate law as an associate at Hirschel, Savitz, Parker & Hollman, PA.

Roland Ho was appointed Vice President, Corporate Development of our general partner in April 2015. Mr. Ho joined Empire in the same capacity in June 2012. Prior to joining Empire, he served as an investment associate at AIM from 2010 to 2012. Prior to AIM, Mr. Ho worked for Morgan Stanley Infrastructure Partners from 2007 to 2010.

Board Leadership Structure

Directors of the board of directors of our general partner are designated or elected by Empire. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement. The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices.

Board Role in Risk Oversight

Our governance guidelines will provide that the board of directors of our general partner is responsible for reviewing our process for assessing the major risks facing us and our options for mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such risk exposures, including our financial risk exposure and risk management policies.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (i) direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or our subsidiaries or for our general partner in the discharge of its duties to us and our subsidiaries) and (ii) all other expenses reasonably allocable to us or our subsidiaries or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us and our subsidiaries. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits under our partnership agreement. Please read “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates.”

Compensation Discussion and Analysis

Executive Summary

This compensation discussion and analysis provides an overview and analysis of the executive compensation program for our named executive officers, which we refer to as our “NEOs,” identified below. The executive compensation program is designed to align executive pay with performance on both short and long-term bases, link executive pay to specific, measurable results intended to create value for our unitholders and utilize compensation as a tool to assist us in attracting and retaining the high-caliber executives that we believe are critical to our long-term success.

Compensation for our named executive officers consists primarily of the elements, and their corresponding objectives, identified in the following table.

Compensation Element	Primary Objective
Base salary	To recognize performance of job responsibilities and to attract and retain executives by providing a fixed component of pay.

Annual performance-based compensation	To promote near-term performance objectives and reward individual contributions to the achievement of those objectives.

Discretionary long-term equity incentive awards	To encourage the maximization of unitholder value and retain key executives by providing an opportunity to participate in equity ownership.

Severance benefits	To encourage the continued attention and dedication of key individuals when considering strategic alternatives.

Retirement savings (401(k)) plan	To provide an opportunity for tax-efficient savings.

Health and welfare benefits	To provide benefits to meet the health and wellness needs of our executive officers and other employees and their families.

To serve the foregoing objectives, our overall compensation program is generally designed to be flexible in response to business needs rather than purely formulaic. Prior to the consummation of this offering, the compensation committee of Empire’s board of managers, the “Empire Compensation Committee,” had primary authority to determine and approve compensation decisions with respect to our named executive officers, which, for named executive officers other than our Chief Executive Officer, were made in conjunction with recommendations made by our Chief Executive Officer. In alignment with the objectives set forth above, the Empire Compensation Committee determined overall compensation, and its allocation among the elements described above, in reliance upon the judgment and general industry knowledge of its members obtained through years of service with comparably sized companies in our and similar industries. Following the consummation of this offering, our named executive officers will remain employed and their compensation will continue to be paid by Empire, subject to reimbursement by us. All responsibility and authority for compensation-related decisions for our NEOs will remain with the Empire Compensation Committee, including with respect to awards that may be granted under Empire’s long-term incentive plan, which is discussed in more detail under “—Compensation Discussion and Analysis—Discretionary Long-Term Equity Incentive Awards—Empire’s Long-Term Incentive Plan.” However, our general partner’s board of directors (or any applicable committee or delegate thereof) will make all decisions with respect to participation in, and awards that may be granted under, our new equity incentive programs, which are discussed in more detail under “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our 2015 Long-Term Incentive Plan” and “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our General Partner’s Management GP Units” below.

For the year ended December 31, 2014, our NEOs were:

•	Henry J. Heithaus, Chief Executive Officer,

•	David Potter, Chief Financial Officer,

•	Michael Diebus, Chief Operating Officer,

•	Travis E. Booth, General Counsel, Vice President and Secretary, and

•	Roland Ho, Vice President, Corporate Development.

Compensation Overview

The overall compensation program for our NEOs is structured to attract, motivate and retain qualified executive officers by paying them competitively, consistent with our success and their contribution to that success. We believe compensation should be structured to ensure that a significant portion of compensation opportunity will be related to factors that directly and indirectly influence unitholder value. Consistent with our performance-based philosophy, our NEOs receive a competitive base salary along with incentive-based compensation, which includes variable awards under our annual incentive bonus program, as well as equity-based incentives, which are meant to align our NEOs’ interests with our investors’ interests.

Total compensation for our NEOs has been allocated between cash and equity compensation, taking into consideration the balance between providing short-term incentives and long-term investment in our financial performance, to align the interests of management with the interests of our unitholders. The variable annual incentive bonus awards and the equity-based awards are designed to ensure that total compensation reflects our overall success or failure and to motivate the NEOs and reward their performance, thereby seeking to maximize total return to our unitholders. In anticipation of this offering, our general partner intends to adopt two new equity incentive plans, which are discussed in more detail under “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our 2015 Long-Term Incentive Plan” and “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our General Partner’s Management GP Units” below.

Determination of Compensation Awards

In determining compensation levels for our NEOs, the Empire Compensation Committee has considered each NEO’s unique position and responsibility and has relied upon the judgment and industry experience of its members, including their knowledge of competitive compensation levels in our industry. The Empire Compensation Committee believes that executive officer base salaries should be competitive with salaries for executive officers in similar positions and with similar responsibilities in our industry. In this regard, each executive officer’s current and prior compensation is considered as a reference point against which determinations are made as to whether increases are appropriate to retain the NEO in light of competition or in order to provide continuing performance incentives. With respect to NEOs other than our Chief Executive Officer, compensation determinations have typically been made in consultation with the Chief Executive Officer.

In making compensation determinations, the Empire Compensation Committee has not made regular use of benchmarking or of compensation consultants. Rather, in alignment with the considerations described above, the Empire Compensation Committee determined the total amount of compensation for our NEOs and the allocation of total compensation among each of our main components of compensation.

Base Compensation for 2014

Base salaries for our NEOs have generally been set at a level deemed necessary to attract and retain individuals with superior talent. Base salary increases are determined based upon the job responsibilities, demonstrated proficiency and performance of the executive officers and market conditions, each as assessed by the Empire Compensation Committee, and for NEOs other than the Chief Executive Officer, in conjunction with recommendations made by the Chief Executive Officer. No formulaic base salary increases are provided to the NEOs. Effective April 1, 2014, the Empire Compensation Committee decided to increase Mr. Ho’s base salary from $115,000 to $135,000 in order to reward his continuing contributions and leadership efforts.

The base salaries for our NEOs are set forth in the following table.

Name and Principal Position	Base Salary ($)
Henry J. Heithaus	300,000
Chief Executive Officer
David Potter	260,000
Chief Financial Officer
Michael Diebus	195,000
Chief Operating Officer
Travis E. Booth	100,000
General Counsel, Vice President and Secretary
Roland Ho	135,000
Vice President, Corporate Development

Annual Performance-Based Compensation for 2014

The annual performance-based compensation program is structured to reward executive officers based on Empire’s performance against annual financial performance targets and the executive officers’ performance against individual annual objectives. In 2014, all of our NEOs other than Mr. Heithaus participated in the annual incentive compensation program.

Under the annual incentive compensation program, each officer is provided with individual performance objectives at the beginning of each calendar year. Although each officer’s performance objectives vary, one consistent performance objective for each of the officers is that Empire achieve at least 90% of its annual Adjusted EBITDA target. For information about how we calculate Adjusted EBITDA, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” The amount of the cash bonus award depends on each executive officer’s achievement against his individual annual objectives.

The 2014 individual performance objectives and their respective weightings were established by the Chief Executive Officer in consultation with each of Messrs. Potter, Diebus, Booth and Ho and approved by the Empire Compensation Committee. For the year ended December 31, 2014, each of Messrs. Potter, Diebus, Booth and Ho had an individual performance objective generally based upon one or more of the following: (i) asset acquisition and return on assets, (ii) motor fuel sales (iii) capital expenditures, (iv) internal communication and external reporting, (v) supervision of legal matters, (vi) human resources management, (vii) implementation or completion of critical projects, (viii) completion of treasury management functions and (ix) customer satisfaction. Under the terms of Messrs. Potter’s and Booth’s employment agreements, they are entitled to receive an annual cash bonus award of up to, for Mr. Potter, 35% of his annual base salary (i.e., $91,000 for 2014) and, for Mr. Booth, $100,000. After the end of 2014, the Chief Executive Officer determined that Messrs. Diebus’s and Ho’s cash bonus award would be capped at $100,000.

For 2014, Empire achieved 90% of its annual Adjusted EBITDA target, and based on the NEOs’ levels of achievement against their pre-established individual performance targets, the incentive bonus compensation award for Messrs. Potter and Booth equaled 50% and 88% of the maximum bonus award established under their employment agreements, or $45,500 and $88,000, respectively, and Messrs. Diebus’s and Ho’s incentive bonus compensation award equaled 75% of the maximum award established by the Chief Executive Officer, or $75,000.

In 2014, Mr. Heithaus did not participate in the annual incentive compensation program. Instead, Mr. Heithaus received a discretionary cash bonus determined by the Empire Compensation Committee based on a subjective assessment of his total perceived contributions and commitment to our organization’s growth and success. Based on these considerations, the Empire Compensation Committee elected to pay Mr. Heithaus a cash bonus of $250,000, which is the maximum amount specified under the terms of his employment agreement.

For Mr. Ho, in addition to his participation in the annual performance-based compensation program, he is entitled to certain incentive bonuses pursuant to his employment agreement upon the achievement of certain milestones, as discussed in more detail under “—Compensation Discussion and Analysis—Employment and Severance Arrangements” below. In December 2014, Empire paid Mr. Ho an incentive bonus of $75,000 pursuant to his employment agreement based on Empire’s successful acquisition of an additional cumulative $10 million of EBITDA since June 23, 2012.

Discretionary Long-Term Equity Incentive Awards

Empire’s Long-Term Incentive Plan

Empire maintains a long-term incentive plan (the “Empire LTIP”) pursuant to which it has granted awards of phantom units in Empire (“Empire Phantom Units”) that represent the right to receive limited liability company interests in Empire or, in Empire’s discretion, payments based on the value of Empire’s limited liability company interests. The Empire Compensation Committee administers the plan and has previously granted Empire Phantom Units to our named executive officers. No Empire Phantom Units were granted to our named executive officers in 2014. The Empire Phantom Units that were previously granted to our named executive officers were subject to time based vesting schedules and will be settled upon a change in control of Empire. In addition, the Empire Phantom Units awarded to Messrs. Diebus and Ho were granted with corresponding distribution equivalent rights, which represent the right to receive payments in an amount equal to any distributions made by Empire with respect to the limited liability company interests underlying the Empire Phantom Units. The distribution equivalent rights are subject to the same time based vesting schedules and settlement terms as the corresponding Empire Phantom Units.

Information about the unvested Empire Phantom Units held by our NEOs is set forth below in the table “Outstanding Equity Awards at December 31, 2014.” Information about the vested Empire Phantom Units held by our named executive officers is set forth below in the table “Non-Qualified Deferred Compensation for 2014.”

New Equity Compensation Programs

In anticipation of this offering, our general partner intends to adopt two new equity incentive programs, which are discussed in more detail under “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our 2015 Long-Term Incentive Plan” and “—Our General Partner’s Management GP Units” below.

Employment and Severance Arrangements

The Empire Compensation Committee considers the maintenance of a sound management team to be essential to protecting and enhancing our best interests and the interests of our unitholders. To that end, it has recognized that the uncertainty that may exist among management with respect to their “at-will” employment may result in the departure or distraction of management personnel to the detriment of our partnership. Accordingly, the Empire Compensation Committee has determined that severance arrangements are appropriate to encourage the continued attention and dedication of our NEOs and to allow them to focus on the value to our unitholders of strategic alternatives without concern for the impact on their continued employment.

Each NEO currently has an employment agreement with Empire, which agreements contain substantially similar terms. The employment agreements prohibit the NEOs from competing with our business and from soliciting our employees, customers and service providers to terminate their employment or arrangements with us for a certain period of time following the NEO’s termination, as follows: Messrs. Heithaus and Booth—12 months; Messrs. Potter and Diebus—6 months; and Mr. Ho—3 months. The employment agreements also provide for severance benefits upon certain qualifying terminations of employment, as described below. For these purposes, “cause” is generally defined in the NEOs’ employment agreements to mean, subject to certain notice requirements and cure rights, (i) their engagement in gross negligence, gross incompetence or willful misconduct in the performance of their duties under their employment agreements, (ii) their refusal without proper reason to perform their duties and responsibilities required under their employment agreements, (iii) their willful engagement in conduct that is materially injurious to Empire or its affiliates (monetarily or otherwise), (iv) their commitment of an act of fraud, embezzlement or willful breach of fiduciary duty (including the unauthorized disclosure of confidential or proprietary material information of Empire or an affiliate) or (v) their conviction of (or plea of no contest to) a crime involving fraud, dishonesty or moral turpitude or any felony. “Good reason” is generally defined in the NEOs’ employment agreements to mean (i) a material diminution in their responsibilities, duties, or authority, (ii) a material diminution in their base compensation or (iii) a material breach by us of any material provision of their employment agreements.

Mr. Heithaus

Mr. Heithaus’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to his annual base salary as in effect immediately prior to his termination. Additionally, upon termination of Mr. Heithaus’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage for six months under our group medical and dental plans in which Mr. Heithaus and any of his dependents were participating immediately prior to his termination.

Mr. Potter

Mr. Potter’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to $130,000. Additionally, upon termination of Mr. Potter’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage for six months under our group medical and dental plans in which Mr. Potter and any of his dependents were participating immediately prior to his termination.

Mr. Diebus

Mr. Diebus’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to $87,500. Additionally, upon termination of Mr. Diebus’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage until the April 16th following his termination date under our group medical and dental plans in which Mr. Diebus and any of his dependents were participating immediately prior to his termination.

Mr. Booth

Mr. Booth’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to $250,000. Additionally, upon termination of Mr. Booth’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage for six months under our group medical and dental plans in which Mr. Booth and any of his dependents were participating immediately prior to his termination.

Mr. Ho

Mr. Ho’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to $25,000. Additionally, upon termination of Mr. Ho’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage until the June 23rd following his termination date under our group medical and dental plans in which Mr. Ho and any of his dependents were participating immediately prior to his termination.

Mr. Ho’s employment agreement further provides that he is entitled to receive certain incentive bonuses upon the achievement of certain milestones, as follows: (i) a $75,000 cash bonus within 60 days of the earlier of (x) Empire successfully acquiring an additional cumulative $10 million of EBITDA since June 23, 2012 and (y) the filing of this prospectus; (ii) a $50,000 cash bonus within 60 days of the earlier of (x) the filing of this prospectus and (y) a successfully completed drag-along transaction; and (iii) a $100,000 cash bonus within 60 days of the completion of this offering or a drag-along transaction. In December 2014, Empire paid Mr. Ho the incentive bonus of $75,000 in clause (i) based on Empire’s successful acquisition of an additional cumulative $10 million of EBITDA since June 23, 2012. Additionally, upon termination of Mr. Ho’s employment for any reason other than (a) for cause or (b) due to death or disability, he is entitled to receive all of the unpaid incentive bonuses described above, provided that the applicable milestone is completed within 90 days of such termination.

Benefit Plans and Perquisites

Executive officers are eligible to participate in the same plans as all other employees with respect to our medical, dental, vision, disability and life insurance plans and a defined contribution plan that is tax-qualified under Section 401(k) of the Internal Revenue Code and that we refer to as the 401(k) Plan. For 2014, we provided an employer matching contribution under the 401(k) Plan equal to 50% of each participant’s pre-tax contributions up to a maximum of 6% of the participant’s eligible compensation, subject to certain limits under the Internal Revenue Code and certain vesting provisions. We also provide a limited number of perquisites to our executive officers, including our NEOs, which we do not consider to be a significant component of executive compensation but which we recognize are an important factor in attracting and retaining talented executives. We provide these supplemental benefits to our executive officers due to their relatively low cost and the value they provide in assisting us in attracting and retaining talented executives. During 2014, we provided Messrs. Diebus and Booth with a monthly automobile allowance, and Mr. Ho with a monthly reimbursement for airfare travel expenses, pursuant to their employment agreements.

Summary Compensation Table for 2014

The following table sets forth certain information with respect to the compensation paid to our NEOs by Empire for the year ended December 31, 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)		Total ($)
Henry J. Heithaus	2014	300,000	250,000	3,688	(2)	553,688
Chief Executive Officer
David Potter	2014	260,000	45,500	2,979	(2)	308,479
Chief Financial Officer
Michael Diebus(6)	2014	195,000	75,000	6,000	(3)	276,000
Chief Operating Officer
Travis Booth	2014	100,000	88,000	16,375	(4)	204,375
General Counsel, Vice President and Secretary
Roland Ho	2014	130,000	150,000	5,024	(5)	285,024
Vice President, Corporate Development

(1)	Represents the discretionary bonuses paid under our annual incentive bonus compensation program for the year ended December 31, 2014. For a discussion of the determination of these amounts, please see “—Compensation Discussion and Analysis—Annual Performance-Based Compensation for 2014” above. For Mr. Ho, the amount shown also includes a one-time incentive bonus of $75,000 earned pursuant to the terms of his employment agreement. For additional information, please see “—Compensation Discussion and Analysis—Employment and Severance Arrangements” above.
(2)	Represents employer matching contributions to the NEO’s 401(k) Plan account.
(3)	Represents an automobile allowance paid to Mr. Diebus.
(4)	Represents employer matching contributions to Mr. Booth’s 401(k) Plan account of $1,375 and an automobile allowance of $15,000.
(5)	Represents employer matching contributions to Mr. Ho’s 401(k) Plan account of $2,240 and a reimbursement for airfare travel expenses of $2,784.
(6)	In April 2015, Mr. Diebus ceased serving as our Chief Operating Officer and was appointed Executive Vice President.

Outstanding Unit Awards in Empire at December 31, 2014

The following table provides information regarding the Empire Phantom Units held by the NEOs as of December 31, 2014. The awards represent the right to receive limited liability company interests in Empire or, in Empire’s discretion, payments based on the value of Empire’s limited liability company interests. For additional information, please see “—Compensation Discussion and Analysis—Discretionary Long-Term Equity Incentive Awards—Empire’s Long-Term Incentive Plan” above. None of our NEOs or other employees held any outstanding unit or option awards in us as of December 31, 2014.

Name	Grant Date	Number of Phantom Units That Have Not Vested (1)	Market Value of Phantom Units That Have Not Vested ($)(2)
Henry J. Heithaus	7/29/2013	30,000	978,600
David Potter	8/19/2013	18,000	587,160
Michael Diebus	8/15/2012	14,400	469,728
Travis Booth	8/15/2012	6,000	195,720
Roland Ho	12/1/2013	7,000	228,340

(1)	Represents the number of Empire Phantom Units held by NEOs that had not vested as of December 31, 2014. The Empire Phantom Units held by all of the NEOs (except for Mr. Diebus) vest in equal annual installments on each of the first four anniversaries of the grant date, subject to the NEO’s continued employment on each applicable vesting date. The Empire Phantom Units held by Mr. Diebus vest in equal annual installments on each of the first five anniversaries of the grant date, subject to his continued employment on each applicable vesting date.
(2)	Amounts represent the aggregate value of the limited liability company interests in Empire underlying the Empire Phantom Units that had not vested as of December 31, 2014, based on a value estimation determined by Empire.

Empire Phantom Units Vested in 2014

The following table provides information regarding the vesting of Empire Phantom Units held by our NEOs during the year ended December 31, 2014.

	Units Vested in 2014
Name	Number of Phantom Units That Vested	Market Value of Phantom Units That Vested ($)(1)
Henry J. Heithaus	10,000	326,200
David Potter	6,000	195,720
Michael Diebus	4,800	156,576
Travis Booth	6,000	195,720
Roland Ho	3,500	114,170

(1)	Amounts represent the aggregate value of the limited liability company interests in Empire underlying the Empire Phantom Units that vested during the year ended December 31, 2014, based on a value estimation as of the applicable vesting date determined by Empire.

Pension Benefits for 2014

Our NEOs do not participate in any pension plans and did not receive or accrue any pension benefits during the year ended December 31, 2014.

Nonqualified Deferred Compensation for 2014

The following table provides details with respect to the vested Empire Phantom Units held by our NEOs which constitute nonqualified deferred compensation. Vested Empire Phantom Units are deferred and will be settled upon a change in control of Empire. For additional information, please read “—Compensation Discussion and Analysis—Discretionary Long-Term Equity Incentive Awards—Empire’s Long-Term Incentive Plan.”

Name and Principal Position	Year	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year Ended ($)(2)
Henry J. Heithaus	2014	—	326,200	—	—	652,400
David Potter	2014	—	195,720	—	—	195,720
Michael Diebus	2014	—	156,576	—	—	313,152
Travis Booth	2014	—	195,720	—	—	587,160
Roland Ho	2014	—	114,170	—	—	228,340

(1)	Amounts represent the aggregate value of the limited liability company interests in Empire underlying the Empire Phantom Units that vested and were deferred during the year ended December 31, 2014 based on the value of the units on the applicable vesting date, as reflected in the “Units Vested in 2014” table above.
(2)	Amounts represent the aggregate value of the limited liability company interests in Empire underlying the Empire Phantom Units that have vested and have been deferred as of December 31, 2014, based on a value estimation determined as of fiscal year end by Empire.

Potential Payments Upon Termination or Change-in-Control

Our Chief Executive Officer and other NEOs each have an employment agreement that provides for severance benefits upon termination of employment. See “—Compensation Discussion and Analysis—Employment and Severance Arrangements” above for a description of the employment and severance agreements we have with each of our NEOs.

The following table summarizes the payments and benefits that would be made to the NEOs assuming a change in control of Empire effective December 31, 2014, or assuming a termination of employment effective as of December 31, 2014 (i) by us for any reason other than for cause, (ii) by us for any reason other than death or disability, (iii) due to death or disability or (iv) due to the NEO’s resignation for good reason.

	Termination other than for Cause ($)	Termination other than for Death or Disability ($)	Death or Disability ($)	Resignation for Good Reason ($)	Change in Control ($)
Henry J. Heithaus
Cash Severance	300,000	300,000	—	300,000	—
Benefit Continuation(1)	586	—	586	586	—

Total	300,586	300,000	586	300,586	—

David Potter
Cash Severance	130,000	130,000	—	130,000	—
Benefit Continuation(1)	6,840	—	6,840	6,840	—

Total	136,840	130,000	6,840	136,840	—

Michael Diebus
Cash Severance	87,500	87,500	—	87,500	—
Benefit Continuation(1)	10,855	—	10,855	10,855	—

Total	98,355	87,500	10,855	98,355	—

Travis Booth
Cash Severance	250,000	250,000	—	250,000	—
Benefit Continuation(1)	11,616	—	11,616	11,616	—

Total	261,616	250,000	11,616	261,616	—

Roland Ho
Cash Severance	25,000	25,000	—	25,000	150,000	(2)
Benefit Continuation(1)	6,378	—	6,378	6,378	—

Total	31,378	25,000	6,378	31,378	150,000

(1)	Consists of continuation of group medical and dental benefits. The value of the medical and dental benefits was calculated using an estimate of the cost of such coverage based upon past experience.
(2)	Represents the aggregate amount of certain incentive bonuses payable to Mr. Ho upon the achievement of certain milestones, as provided for under his employment agreement, which amounts may become payable upon the occurrence of certain change in control events.

Compensation Risk

The Empire Compensation Committee has analyzed the potential risks arising from our compensation policies and practices, and has determined that there are no such risks that are reasonably likely to have a material adverse effect on us.

Director Compensation

Officers, employees or paid consultants or advisors of us or our general partner or its affiliates (including Empire and AIM) who also serve as directors will not receive additional compensation for their service as directors. We anticipate that directors who are not officers, employees or paid consultants or advisors of us or our general partner or its affiliates (including Empire and AIM) will receive a combination of cash and equity-based awards granted under our 2015 LTIP, which is described below, as compensation for service on the board of directors of our general partner and any committees thereof. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending such board or committee meetings and director and officer liability insurance coverage. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

New Equity Compensation Programs

Our 2015 Long-Term Incentive Plan

Our general partner intends to adopt the Empire Petroleum Partners, LP 2015 Long-Term Incentive Plan (our “2015 LTIP”) under which our general partner may issue long-term equity based awards to directors, officers and employees of our general partner or its affiliates, or to any consultants, affiliates of our general partner or other individuals who perform services for us. These awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued service during the vesting period, as well as to align their long-term interests with those of our unitholders. All determinations with respect to awards to be made under our 2015 LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect, initially, that the board of directors of our general partner or a committee thereof will be designated as the plan administrator.

General

The 2015 LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the 2015 LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The 2015 LTIP will limit the number of units that may be delivered pursuant to vested awards to              common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the 2015 LTIP may make grants of restricted units and phantom units under the 2015 LTIP that contain such terms, consistent with the 2015 LTIP, as the plan administrator may determine are appropriate, including the period over which restricted units or phantom units will vest. The plan administrator of the 2015 LTIP may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the 2015 LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator of the 2015 LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The 2015 LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator of the 2015 LTIP may determine, consistent with the 2015 LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the 2015 LTIP with such terms and conditions, including restrictions on transferability, as the plan administrator of the 2015 LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the plan administrator, may consist of profits interest units. The plan administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The 2015 LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units) or any combination thereof as the plan administrator of the 2015 LTIP may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the 2015 LTIP with respect to such event were discretionary, the plan administrator of the 2015 LTIP will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted under the 2015 LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to our unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator of the 2015 LTIP shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the 2015 LTIP and the kind of units or other securities available for grant under the 2015 LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the 2015 LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator of the 2015 LTIP will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the plan administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service

The consequences of the termination of a participant’s membership on the board of directors of our general partner or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the 2015 LTIP, at its discretion, may terminate the 2015 LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator of the 2015 LTIP also has the right to alter or amend the 2015 LTIP or any part of it from time to time or to amend any outstanding award made under the 2015 LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Internal Revenue Code.

Our General Partner’s Management GP Units

In                 , 2015, Empire authorized the creation of class B units in our general partner, which we refer to as “Management GP Units” and authorized our general partner’s board of directors to sell for a nominal capital contribution or grant Management GP Units to officers and other key employees who provide services to our business as an additional long-term incentive. The entire economic burden of the Management GP Units will be borne solely by Empire as the holder of 100% of the equity interests in our general partner other than the Management GP Units. The Management GP Units will not impact our cash or units outstanding and we will not be obligated to reimburse Empire or our general partner for any costs associated with the Management GP Units. Any distributions made on the Management GP Units will not reduce the amount of cash available for distribution to our unitholders.

The Management GP Units represent a non-voting proportionate economic equity interest in our general partner and, if and when fully allocated, are expected to represent the right to share in approximately 10% of the incentive distributions that we make to our general partner in respect of its incentive distribution rights.

The Management GP Units are subject to restrictions on transfer and will be eligible, for as long as they are outstanding, to share in distributions made by our general partner once our general partner begins receiving incentive distributions from us. However, if a holder of Management GP Units terminates employment with Empire prior to the Management GP Units becoming vested, the Management GP Units will be forfeited to or repurchased for a nominal value by our general partner. The Management GP Units will become vested upon our attaining specified distribution levels to our common unitholders, as set forth in the following table, subject to full or partial acceleration upon certain change in control transactions involving Empire or our general partner.

Per Unit Distribution level	Percentage of Management GP Units Vested
115% of MQD for two consecutive quarters	25% vested
125% of MQD for two consecutive quarters	50% vested
150% of MQD for two consecutive quarters	100% vested

If a holder of Management GP Units terminates employment with Empire after Management GP Units have become vested, the vested Management GP Units will be subject to repurchase by Empire or our general partner at their election for the then-current fair market value of the Management GP Units, as determined by Empire in good faith.

Prior to the consummation of this offering, the following executive officers will purchase, for a nominal capital contribution, the following amounts of Management GP Units.

Executive Officer	Number of Management GP Units	Percentage of Fully Diluted Equity Ownership of Our General Partner (1)
%
%
%

(1)	Assumes full allocation of all authorized Management GP Units. Percentages are subject to dilution upon issuance of additional interests in our general partner.

The Management GP Units are expected to generate value for participants only to the extent our general partner receives incentive distributions from us in respect of the incentive distribution rights it owns. For more information, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Empire Petroleum Partners, LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director, director nominee and named executive officer of Empire Petroleum Partners GP, LLC, our general partner, and by all directors, director nominees and executive officers of our general partner as a group and assumes the underwriters’ option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of                 common units and                 subordinated units outstanding immediately following this offering. Unless otherwise indicated in the footnotes to the table below, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the units and the business address of each such beneficial owner is c/o Empire Petroleum Partners, LP, 8350 North Central Expressway, Suite M2185, Dallas, Texas 75206.

Name of beneficial owner	Common units to be beneficially owned	Percentage of common units to be beneficially owned		Subordinated units to be beneficially owned	Percentage of subordinated units to be beneficially owned	Percentage of total common units and subordinated units to be beneficially owned
Empire Petroleum Partners, LLC(1)	—	—%			100%		%
Directors/Named Executive Officers
Henry J. Heithaus				—	—
David Potter	—	—		—	—	—
Jeffrey Goodwin	—	—		—	—	—
Travis E. Booth	—	—		—	—	—
Roland Ho	—	—		—	—	—
Director Nominees
	—	—		—	—	—
	—	—		—	—	—
All Directors and Executive Officers as a group ( persons)	—	*	%	—	—%	*	%

(1)	Empire Petroleum Partners, LLC is controlled by AIM Empire Holdings, LLC which owns 37.4% of the outstanding limited liability company interests of Empire Petroleum Partners, LLC and has the right to cast a majority of the votes of the board of directors of Empire Petroleum Partners, LLC. The Manager of AIM Empire Holdings, LLC is AIM Universal Holdings, LLC, which is managed by Robert B. Hellman and Matthew P. Carbone, and voting and investment determinations with respect to the securities held by Empire Petroleum Partners, LLC are ultimately controlled by the following AIM persons: Robert B. Hellman, Jr., Matthew P. Carbone, Brian Barlow, Ryan Barnes, Judith N. Bornstein, Edward Diffendal, Nancy Katz and Edmond G. Leung. Each of AIM Empire Holdings, LLC and AIM Universal Holdings, LLC may be deemed to indirectly beneficially own the securities held by Empire Petroleum Partners, LLC, but disclaim beneficial ownership except to the extent of their respective pecuniary interest therein. The principal business address of AIM Universal Holdings, LLC is 950 Tower Lane, Suite 800, Foster City, California 94404.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Empire will own                 common units and                 subordinated units, representing an aggregate         % limited partner interest in us. In addition, our general partner owns a non-economic general partner interest in us and will own all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation, and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation stage

The consideration received by our general partner and its affiliates, including Empire, prior to or in connection with this offering for the contribution of the assets and liabilities to us	• common units;

• subordinated units; and

• the incentive distribution rights.

Operational stage

Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions to our unitholders, pro rata, including Empire, as holder of an aggregate of            common units and          subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, Empire would receive an annual distribution of $ on its common units and $ on its subordinated units.

Payments to our general partner and its affiliates	Under our partnership agreement, we will be required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Our general partner will determine the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Empire for expenses related to certain general and administrative services Empire will provide to us in support of our business. The expenses of other employees will be allocated to us based on the amount of time actually spent by those employees on our business. These reimbursable expenses also include an allocable portion of the compensation and benefits of employees and executive officers of other affiliates of our general partner who provide services to us. We will also reimburse Empire for any additional out-of-pocket costs and expenses incurred by Empire and its affiliates in providing general and administrative services to us. Please read “—Agreements Governing the Transactions—Omnibus Agreement” and “Management—Compensation Discussion and Analysis.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties will enter into the various agreements that will affect the transactions contemplated by this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with Empire will be generally no less favorable to the partnership than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds of this offering.

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as our “contribution agreement,” with Empire and our general partner under which Empire will contribute all of our initial assets to us.

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with Empire and our general partner that will address, among others, the following matters:

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our obligation to reimburse Empire for all costs and expenses incurred by Empire in providing us general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement);

•	an indemnity by Empire for certain pre-closing liabilities associated with our assets, and our indemnity of Empire for certain post-closing liabilities associated with our assets; and

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our right of first offer with Empire for a period of five years following the closing of this offering to acquire any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party.

So long as Empire controls our general partner, the omnibus agreement will remain in full force and effect. If Empire ceases to control our general partner, either Empire or the general partner may terminate the omnibus agreement, provided that the indemnification obligations will remain in full force and effect in accordance with their terms.

We will reimburse Empire for the expenses incurred by Empire and its affiliates for certain general and administrative services including the following:

•	salaries, benefits and other employee-related costs (excluding equity compensation expense) with respect to the Empire employees who are involved in providing services for our benefit;

•	any centralized corporate expenses incurred by Empire that are allocable to us;

•	costs incurred by Empire in assisting us with managing our business;

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any incremental general and administrative expenses we incur as a result of being a publicly traded partnership, which includes expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director cash compensation and director and officer liability insurance expenses and director compensation; and

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fees and expenses payable to professional advisors, including legal, accounting, tax and other advisory services, incurred as a result of being a publicly traded partnership (excluding litigation-related costs).

Empire Right of First Offer

Our omnibus agreement will provide that Empire grant us a right of first offer for a period of five years following the closing of this offering on any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party. However, Empire is under no obligation to offer to sell any assets to us (including the assets covered by the Empire Right of First Offer), unless and until it otherwise intends to dispose of such assets, and we are under no obligation to buy any assets from Empire.

Empire Obligation to Negotiate

Our omnibus agreement will also provide that in the event that Empire acquires any retail fuel outlets, Empire will agree to negotiate in good faith with us to enter into a fuel supply agreement for the supply of motor fuel by us for such sites, except for sites already subject to an existing supply agreement, in which case Empire will agree to negotiate in good faith upon the expiration of such agreement. Empire’s obligation to negotiate motor fuel supply agreements with us will expire upon the expiration of the Empire Right of First Offer.

Environmental Indemnification by Empire. Under the omnibus agreement, Empire will indemnify us for environmental liabilities related to the assets contributed to us in connection with this offering and arising prior to the closing of this offering, or relating to a condition existing as of closing that continues after closing, under laws in existence prior to the closing of this offering. Empire will not be obligated to indemnify us for any environmental losses unless Empire is notified of such losses prior to the third anniversary of the closing of this offering. Furthermore, Empire will not be obligated to indemnify us for any environmental losses of $         or less, nor will Empire be obligated to indemnify us until our aggregate indemnifiable losses exceed a $         deductible (and then Empire will only be obligated to indemnify us for amounts in excess of such deductible).

Title and Permit Indemnification by Empire. For a period of three years after the closing of this offering, Empire will indemnify us for losses relating to our failure to have at the closing of this offering any title, easement, fee ownership, leasehold interest, consent, license, permit, or approval necessary for us to own or operate our assets in substantially the same manner that the assets were owned or operated immediately prior to the closing of this offering and as described in this prospectus, subject to a $         per incident deductible.

Tax Indemnification by Empire. For a period up to 60 days past the expiration of any applicable statute of limitations, Empire will indemnify us for any federal, state and local tax liability attributable to the operations or ownership of the assets contributed to us arising prior to the closing of this offering or otherwise related to Empire’s contribution of those assets to us in connection with this offering, including any such income tax liability of Empire and its affiliates that may result from our formation transactions or that arises under Treasury Regulation Section 1.1502-6.

The aggregate amount that Empire is obligated to indemnify us under the omnibus agreement is capped at $        .

Indemnification by Us. We have agreed to indemnify Empire for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering (other than any environmental liabilities for which Empire is specifically required to indemnify us as described above). There is no limit on the amount for which we will indemnify Empire under the omnibus agreement.

Other Agreements with Empire and Related Parties

Empire Supply Agreement

Following the closing of this offering, we will sell motor fuel directly to consumers at our consignment sites and company-operated sites through Empire Services. We will supply motor fuel to Empire Services pursuant to the Empire Supply Agreement. Pursuant to the Empire Supply Agreement, we will receive a fixed margin of 5.0 cents per gallon of motor fuel distributed to Empire Services for the retail sale to consumers at our consignment sites and company-operated sites. The Empire Supply Agreement will have a 15-year term and will automatically renew for additional five-year periods unless terminated by us or Empire Services at the end of the initial or any subsequent term.

Pursuant to the contribution agreement, we will assume substantially all of Empire’s assets and liabilities, including certain agreements with related parties described below.

Atlas Purchase Option

In connection with the sale of assets to Empire in January 2015, Atlas, an owner of Empire, granted Empire the Atlas Purchase Option whereby Empire received a five-year right to acquire any retail motor fuel business that Atlas sources during such period. Under the terms of the Atlas Purchase Option, in the event that Atlas sources (i) any fuel supply rights related to the retail distribution of gasoline, (ii) any fee simple real property parcels related to the retail distribution of gasoline or (iii) any leasehold real property interests related to the retail distribution of gasoline, Empire will have the right, but not the obligation, to purchase such assets. The terms regarding notice, timing and purchase price for such assets are set forth in the purchase agreement with Atlas. Empire will contribute its rights to the Atlas Purchase Option to us in connection with this offering. Except pursuant to the Atlas Purchase Option, Atlas is not obligated to sell us any assets, and we are under no obligation to buy any assets from Atlas.

Commercial Lease for Office Space

We lease commercial office space in Maryland pursuant to a commercial lease with Merit Associates LLC, an entity partially owned by Travis E. Booth, our General Counsel, Vice President and Secretary, and his father. Collectively, Mr. Booth and his father own approximately 5% of Merit Associates LLC. For the years ended 2014, 2013 and 2012, Empire paid approximately $369,000, $320,000 and $183,000, respectively, in rental payments under the commercial lease. The commercial lease term ends December 31, 2018, and we expect to continue to lease the commercial office space after the closing of this offering.

Leases for Affiliate-Owned Sites

We lease two sites in Richmond, Virginia from Richmond Ventures I, LLC, an entity wholly owned by Mr. Booth and his immediate family. For the years ended 2014, 2013 and 2012, Empire paid approximately $215,000, $157,000 and $170,000, respectively, in aggregate rental payments under these leases. The lease terms end September 30, 2015 and February 28, 2016, and we expect to continue to lease these sites after the closing of this offering.

Motor Fuel Distribution for Affiliate-Owned Sites

We distribute motor fuel to two retail fuel outlets owned by Mr. Booth’s father pursuant to fuel supply agreements. For the years ended December 31, 2014, 2013 and 2012, we received approximately $11.2 million, $13.1 million and $13.5 million, respectively, in aggregate consideration for the distribution of motor fuel. The supply agreements terminate in 2018 and 2020, and we expect to continue to distribute motor fuel to these sites after the closing of this offering.

Site Acquisition

In October 2014, we purchased three sites from an entity owned by Mr. Booth and members of his immediate family in exchange for $1.1 million in cash, as well as the termination of the leases associated with those properties and the termination of one additional leased property that we did not acquire. During 2014, 2013 and 2012, we paid rent associated with such terminated leases of $152,000, $176,000 and $160,000, respectively.

Transportation Agreements with Related Third Parties

American Energy Transport, LLC

We utilize American Energy Transport, LLC, an affiliate of American Energy Distribution, LP, an owner of Empire, for motor fuel transportation services pursuant to a Fuel Transportation Agreement. Pursuant to such agreement, American Energy Transport, LLC transports motor fuel to approximately 130 of our dealer-operated and consignment sites. For the years ended December 31, 2014, Empire paid $1.56 million for transportation services pursuant to such agreement. The agreement has not been renewed as of April 2015, but we continue to utilize American Energy Transport, LLC for transportation services, and we expect to continue to do so after the closing of this offering.

Atlas Oil Transportation, Inc.

We utilize Atlas Oil Transportation Inc., a subsidiary of Atlas, for motor fuel transportation services pursuant to a Common Carrier Agreement entered into in January 2015. Pursuant to such agreement, Atlas Oil Transportation, Inc. transports motor fuel to approximately 283 of our dealer-operated and consignment sites. The agreement will terminate in 2020, and we expect to continue to utilize Atlas Oil Transportation Inc. for transportation services under such agreement following the completion of this offering.

QW Transport, LLC

We utilize QW Transport, LLC, an affiliate of Golman Enterprises, LLC, an owner of Empire, for transportation services pursuant to a Fuel Transportation Agreement entered into in November 2011. Pursuant to this agreement, QW Transport, LLC transports motor fuel to approximately 170 of our dealer-operated and consignment sites. For the years ended December 31, 2014, 2013 and 2012, Empire paid $3.8 million, $5.1 million and $4.6 million for transportation services pursuant to such agreement. The agreement is subject to a five-year term ending November 21, 2016, with automatic one-year renewals unless terminated by either party. We expect to continue to utilize QW Transport, LLC for transportation services under such agreement following the closing of this offering.

Power Transport Systems

We utilize Power Transport Systems LLC, an entity in which Mr. Booth and his immediate family previously owned 25% collectively, for transportation services pursuant to a Fuel Transportation Agreement entered into in June 2013. Pursuant to such agreement, Power Transport Systems, LLC transports motor fuel to approximately 67 of our dealer-operated and consignment sites. For the years ended December 31, 2014, 2013 and 2012, Empire paid $2.2 million, $2.1 million and $1.1 million for transportation services pursuant to this agreement. The agreement will terminate 2018. We expect such agreement to continue following the completion of this offering.

Receivable

Empire has a receivable from Quik-Way Retail Associates Holdings II, Ltd., an owner of Empire, and certain of its affiliates, as a result of a working capital adjustment provision from a previous acquisition. The outstanding indebtedness under the receivable was $591,000, including accrued and unpaid interest as of December 31, 2014 and 2013. The note bears interest at a 5.0% interest rate per year. We expect this indebtedness to be paid back in connection with this offering and the note will be retired.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering and, therefore, the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Empire, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a duty to manage us in a manner that it believes is in the best interests of our partnership.

Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner (“special approval”) or from our unitholders (“unitholder approval”), but our general partner is not required to do so. There is no requirement under our partnership agreement that our general partner seek special approval for the resolution of any conflict of interest, and, under our partnership agreement, our general partner may decide to seek such approval or unitholder approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict of interest, the size of the transaction and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek special approval or unitholder approval. Whenever our general partner makes a determination to seek special approval, to seek unitholder approval or to adopt a resolution or course of action that has not received special approval or unitholder approval, then our general partner will be entitled, to the fullest extent permitted by law, to make such determination free of any duty or obligation whatsoever to our partnership or any limited partner, and our general partner will not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity, and our general partner in making such determination will be permitted to do so in its sole and absolute discretion. For a more detailed discussion of the duties applicable to our general partner, please read “—Duties of the General Partner.”

Whenever a potential conflict of interest exists or arises, any resolution or course of action by our general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners, and will not constitute a breach of our partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is:

•	approved by special approval, which our partnership agreement defines as approval by a majority of the members of the conflicts committee; or

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approved by unitholder approval, which our partnership agreement defines as the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates.

If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval or unitholder approval, then our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner, as applicable, will make such determination or take or decline to take any action in good faith, and none of our general partner (including the conflicts committee), the board of directors of our general partner or any committee of the board of directors of our general partner

(including the conflicts committee), as applicable, will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict of interest is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. A determination or the taking or declining to take an action will be conclusively deemed to be in “good faith” for purposes of our partnership agreement if the person or persons making such determination or taking or declining to take such action subjectively believes (i) that the determination or other action is in the best interests of the partnership, or (ii) in the case of any provision of the partnership agreement that provides an express standard or required determination, that such express standard or required determination has been met. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received “special approval” under our partnership agreement, the board of directors of our general partner could still determine to resolve the conflict of interest solely under the good faith standard. In making any such determination, the board of directors of our general partner may take into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read “Management—Management of Empire Petroleum Partners, LP—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including Empire, and Empire’s equityholders may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner or managing member of another entity of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including Empire, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Neither our partnership agreement nor our omnibus agreement will prohibit Empire, Empire’s equityholders or any other affiliates of our general partner from owning assets or engaging in business that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors and Empire. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, Empire may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as Empire, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by Delaware law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and affiliates of our general partner;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to any units it owns;

•	whether to exercise its registration rights;

•	whether to sell or otherwise dispose of units or other partnership interests that it owns;

•	whether to elect to reset target distribution levels;

•	whether to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement; and

•	whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duties under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duties under applicable Delaware law. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner;

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provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith reliance on the provisions of our partnership agreement;

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generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest does not receive special approval or unitholder approval then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

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provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

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the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

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the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

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the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entry into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read “Our Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of distributable cash flow to our unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings and repayments of indebtedness;

•	the issuance of additional partnership interests; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $          million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates, including Empire, to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

We will reimburse our general partner and its affiliates for costs and expenses incurred on our behalf.

We will reimburse our general partner and its affiliates, including Empire, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement with Empire also addresses our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, including Empire, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the close of this offering. While neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our contractual and other obligations.

Our general partner intends to limit its liability under contractual arrangements and other obligations so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell its common units at an undesirable time or at a price that is less than the market price on the date of purchase. Please read “Our Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the immediately preceding four consecutive calendar quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units rather than retain the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Duties of Our General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to our best interests. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in our best interests, and our general partner will not be subject to any higher standard under our partnership agreement or applicable law. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. These contractual standards replace the obligations to which our general partner would otherwise be held. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval from our conflicts committee or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of our unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the “Securities Act,” in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Common Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions” and “Provisions of our Partnership Agreement Relating to Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

            will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partner interests, our partner interests will be evidenced by book entry notation on our partnership register and not by physical certificates.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Listing

We intend to apply to list our common units on the NYSE under the symbol “EPLP.”

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the authority of our general partner to manage our business and activities, please read “Management—Management of Empire Petroleum Partners, LP”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on April 28, 2015 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Under our partnership agreement, the purpose and nature of the business to be conducted by us shall be to engage directly or indirectly in any business activity that is approved by our general partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of operating and acquiring motor fuel distribution assets and retail motor fuel sales assets, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of our partnership or our limited partners, other than the implied contractual covenant of good faith and fair dealing. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

Following the completion of this offering, Empire will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of its ownership of             common units and             subordinated units, representing an aggregate         % limited partner interest (or              common units and             subordinated units, representing an aggregate         % limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional partnership interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of the partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2025, in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner for cause;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not pay a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in 27 states and the District of Columbia, and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner for cause, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

•

enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, Empire will own         % of our total outstanding common units and subordinated units on an aggregate basis.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries, other than Empire Services, will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•

an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of partnership interests or (ii) that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partner interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partner interests as compared to other classes of partner interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partner interests in relation to other classes of partner interests will require the approval of at least a majority of the type or class of partner interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner for cause or call a meeting of our unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner for cause must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of our unitholders must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partner interests to be issued by us in such merger do not exceed 20% of our outstanding partner interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries, other than Empire Services, would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                 , 2025, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                 , 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of our unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our partnership or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of our business. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. Following the completion of this offering, Empire will own common units and subordinated units, representing an aggregate         % limited partner interest (or common units and subordinated units, representing an aggregate         % limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert, selected by the departing general partner and the successor general partner, will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

At any time, our general partner may transfer all or a portion of its general partner interest to another person without the approval of our unitholders. As a condition to any such transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in Our General Partner

At any time, Empire and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer the incentive distribution rights to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Empire Petroleum Partners GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines that we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20  consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Our unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of the unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and our unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

•

any person designated by our general partner because such person’s status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries’ business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with managing and operating our business and affairs. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining the federal and state tax liability of such unitholder and filing the applicable federal and state income tax returns, regardless of whether such unitholder supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates (other than individuals) or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

Exclusive Forum

Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

Additionally, any person who brings any of the aforementioned claims, suits, actions or proceedings irrevocably waives a right to trial by jury.

By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, Empire will hold an aggregate                 common and subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates will be subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. None of the directors or officers of our general partner own any common units prior to this offering. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the common units outstanding, which will equal approximately units immediately after this offering; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule  144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of our unitholders. Any issuance of additional common units or other partnership interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any partnership interests that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding common units or other partnership interests to require registration of any of these common units or other partnership interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their common units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

Our general partner’s executive officers and directors, our general partner, Empire and certain of our affiliates have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of each of Barclays Capital Inc. and Wells Fargo Securities, LLC, dispose of any common units or any securities convertible into or exchangeable for our common units. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the 2015 LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code, Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Empire Petroleum Partners, LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on our unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof (including motor fuel), rents from leasing real property, gains from the sale of real property, interest (other than from a financial business), dividends and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings, court decisions and the representations described below that:

•	we will be classified as a partnership for federal income tax purposes; and

•	each of our operating subsidiaries, except for Empire Services, will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	neither we nor any of our operating subsidiaries, other than Empire Services, has elected or will elect to be treated as a corporation;

•

for each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•	all motor fuel supply agreements and leases will be substantially in the form of motor fuel supply agreements and leases reviewed by Latham & Watkins LLP.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to our unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Tax Treatment of Income Earned Through Corporate Subsidiary

Latham & Watkins LLP is unable to opine as to whether the income generated by certain portions of our operations is qualifying income. In an attempt to ensure that 90% or more of our gross income in each tax year will be qualifying income, we currently intend to conduct a portion of these operations in a separate subsidiary, Empire Services, that will be treated as a corporation for U.S. federal income tax purposes.

This corporate subsidiary is subject to corporate-level federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%, and will also likely pay state (and possibly local) income tax at varying rates on its taxable income. All such entity-level taxes will reduce the cash available for distribution to us and, in turn, to our unitholders. Distributions from our corporate subsidiary will generally be taxed again to our unitholders as qualified dividend income to the extent of the current and accumulated earnings and profits of the corporate subsidiary. As of January 1, 2015, the maximum federal income tax rate applicable to such qualified dividend income which is allocable to individuals is generally 20%. An individual unitholder’s share of dividend and interest income from our corporate subsidiary will constitute portfolio income that cannot be offset by the unitholder’s share of our other losses or deductions.

Limited Partner Status

Unitholders will be treated as partners of Empire Petroleum Partners, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Empire Petroleum Partners, LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Empire Petroleum Partners, LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Empire Petroleum Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion under “—Tax Treatment of Income Earned Through Corporate Subsidiary” and “—Tax Consequences of Unit Ownership—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of his common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31,         , will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to our unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenue, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of our common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in Treasury Regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of our profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all of our current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of the intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. At any time that distributions are made to our common units in excess of distributions to our subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated to our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account our unitholders’ share of nonrecourse debt.

Specified items of our income, gain, loss and deduction will be allocated to account for (1) any difference between the tax basis and fair market value of our assets at the time of this offering and (2) any difference between the tax basis and fair market value of any property contributed to us by Empire and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP is unable to render an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax, or NIIT, is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations that provide guidance regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method.

Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property that is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than many tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (1) this offering will be borne by Empire and its affiliates, and (2) any other offering will be borne by Empire and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable or amortizable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation or amortization previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery, depreciation or amortization deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by our unitholders might change, and our unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among our unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among our unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all of our unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to each of our unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on our unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. Tax-exempt entities and non-U.S. persons should consult a tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. A substantial portion of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (1) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (2) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of our unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all of our unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on rents, interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally apply to payments of relevant Gross Proceeds made after December 31, 2016 and to payments of FDAP Income. To the extent we have Gross Proceeds after this date or FDAP Income that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), our unitholders who are foreign financial institutions or certain other non-U.S. entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for our unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit our unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is

200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5.0 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress and the President have periodically considered substantive changes to the existing federal income tax laws that would affect the tax treatment of certain publicly traded partnerships, including the elimination of partnership tax treatment for publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to satisfy the requirements of the exception pursuant to which we will be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, our unitholders will likely be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which such unitholders reside. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We initially expect to conduct business or own property in Alabama, Arkansas, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia, Washington, D.C., and Wisconsin, and many of these jurisdictions impose a personal income tax on individuals. As we make acquisitions or otherwise expand our business, we may conduct business or control property in additional states that impose a personal income tax. Although a unitholder may not be required to file a return and pay taxes in some jurisdictions because his income from that jurisdiction falls below the filing and payment requirements, our unitholders will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to our unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state tax, local tax, alternative minimum tax or foreign tax consequences of an investment in us.

INVESTMENT IN EMPIRE PETROLEUM PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction restrictions imposed by Section 4975 of the Internal Revenue Code and may be subject to provisions under certain federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, certain Keogh plans, certain simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.”

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of an Employee Benefit Plan that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the Employee Benefit Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Employee Benefit Plan;

•

whether the investment will result in recognition of unrelated business taxable income by the Employee Benefit Plan and, if so, the potential after-tax investment return (Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”);

•

whether making such an investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Internal Revenue Code and any other applicable Similar Laws (Please read the discussion under “—Prohibited Transaction Issues” below); and

•

whether, in making the investment, the Employee Benefit Plan will be considered to hold, as plan assets, (1) only the investment in our common units or (2) an undivided interest in our underlying assets (Please read the discussion under “—Plan Asset Issues” below).

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in our common units is authorized by the appropriate governing instruments and is a proper investment for the Employee Benefit Plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans and certain IRAs that are not considered part of an employee benefit plan from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are

“parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s underlying assets would generally not be considered to be “plan assets” if, among other things:

a)	the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the applicable Department of Labor regulations)and either part of a class of securities registered under certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

b)	the entity is an “operating company,” – i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

c)	there is no significant investment by “benefit plan investors,” which is defined to mean that, immediately after the most recent acquisition of an equity interest in any entity by an Employee Benefit Plan, less than 25% of the total value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

With respect to an investment in our common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Internal Revenue Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties, excise taxes and liabilities imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Barclays Capital Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of this offering and as representatives of the underwriters listed below. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to         % of the gross proceeds from this offering (excluding any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Wells Fargo Securities, LLC for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The expenses of the offering that are payable by us are estimated to be approximately $         million (excluding underwriting discounts, structuring fees and commissions). We have also agreed to reimburse the underwriters for up to $         of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of sale of the common units offered hereby.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of         common units from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, Empire, our general partner and the executive officers and directors of our general partner have each agreed that, subject to certain limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Wells Fargo Securities, LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than common units issued pursuant to employee benefit plans, qualified option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to securities convertible into or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

If:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the 180-day restricted period described above will be extended (and the restrictions above will continue to apply) until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless Barclays Capital Inc. and Wells Fargo Securities, LLC, in their sole discretion, confirm to us in writing that such extension will not be required.

Barclays Capital Inc. or Wells Fargo Securities, LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time, which, in the case of officers and directors, shall be with notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Wells Fargo Securities, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. and Wells Fargo Securities, LLC will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common units that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NYSE

We intend to apply to list our common units on the NYSE under the symbol “EPLP.”

Discretionary Sales

The underwriters have informed us that they do not expect to sell more than 5% of the common units, in the aggregate, to accounts over which they exercise discretionary authority.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer, Empire and their respective affiliates, for which they received or may in the future receive customary fees and expenses. In addition, certain of the underwriters and their respective affiliates are lenders under our revolving credit facility and will receive a portion of the proceeds from this offering pursuant to the repayment of a portion of the borrowings thereunder.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our or our affiliates’ securities and/or instruments. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common units offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the common units offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Direct Participation Program Requirements

Because FINRA views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

Hong Kong

Our common units may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) (“SFO”) and any rules made under the SFO or (b) in other circumstances which do not result in this prospectus being deemed to be a “prospectus,” as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) (“CO”), or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common units which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common units which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

VALIDITY OF THE COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Empire Petroleum Partners, LLC as of and for the year ended December 31, 2014 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The balance sheet of Empire Petroleum Partners, LP at April 28, 2015 included in this prospectus and elsewhere in the registration statement has been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements of Empire, as of December 31, 2013 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements related to certain assets acquired from Atlas, as of December 31, 2014, 2013 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements related to certain assets acquired from CST, as of December 31, 2013 and 2012, and for the years then ended, and as of October 31, 2014, and for the ten months then ended, appearing in this prospectus and registration statement have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements related to certain assets acquired from Mansfield, as of October 31, 2013 and 2012, and for the years then ended, and for the period from November 1, 2013 through September 24, 2014, appearing in this prospectus and registration statement have been audited by Smith & Howard, P.C., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP was previously our independent auditors since July 7, 2011. On November 26, 2014, the board of directors of our accounting predecessor dismissed PricewaterhouseCoopers LLP and retained Grant Thornton LLP as its Independent Registered Accounting Firm.

The report of PricewaterhouseCoopers LLP on the consolidated financial statements for the fiscal year ended December 31, 2013 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal year ended December 31, 2013 and the subsequent interim period through November 26, 2014, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statement for such year. During the fiscal year ended December 31, 2013 and the subsequent interim period through November 26, 2014, there were no reportable events (as defined in Regulation S-K 3-4(a)(1)(v)).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at http://www.sec.gov. The registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the internet is located at http://www.            .com and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “will,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by and involve assumptions used or known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from the results contemplated by such forward-looking statements, including the following:

•	renewal or renegotiation of our long-term, fixed-margin supply agreements;

•	changes in the price of and demand for the motor fuel that we distribute;

•	competition in the wholesale motor fuel distribution industry;

•	increasing consumer preferences for alternative motor fuels or improvements in fuel efficiency;

•	seasonal trends;

•	increased costs that we are unable to pass through to dealers;

•	our ability to make, complete and integrate acquisitions from affiliates or third parties;

•	environmental, tax and other federal, state and local laws and regulations;

•	the fact that we are not fully insured against all risks incident to our business;

•	dangers inherent in the storage of motor fuel;

•	our reliance on third-party transportation companies for the transportation of motor fuel; and

•	increased costs associated with being a publicly traded partnership.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

INDEX TO FINANCIAL STATEMENTS

EMPIRE PETROLEUM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

Introduction

The accompanying unaudited pro forma condensed combined financial statements of Empire Petroleum Partners, LP, a Delaware limited partnership (the “Partnership”), are derived from:

•	The audited historical combined financial statements of Empire Petroleum Partners, LLC and its subsidiaries (the “Predecessor”) for the year ended December 31, 2014;

•	The audited historical statement of operations of Mansfield Oil Company of Gainesville, Inc., Retail Operations (“Mansfield”) for November 1, 2013 through September 24, 2014;

•	The audited historical statement of operations of CST Brands, Inc. Retail Operations Sold to Empire Petroleum Partners, LLC (“CST”) for January 1, 2014 through October 31, 2014;

•	The audited historical statement of operations of Atlas Oil Company, Atlas Oil Retail (“Atlas”) for the year ended December 31, 2014; and

•

The preliminary purchase price allocation to the net tangible and identifiable intangible assets acquired and liabilities assumed from Atlas based on fair value estimates. The acquisition from Atlas was completed on January 12, 2015.

The unaudited pro forma condensed combined financial statements have been prepared to give effect to the Predecessor’s acquisitions of assets from each of Atlas, CST and Mansfield (the “Recent Acquisitions”) and the formation transactions of the Partnership, including the contribution of substantially all of the assets and liabilities of the Predecessor to the Partnership, the commencement of wholesale and retail fuel distribution services by the Partnership to unrelated third-party customers, entry into the Empire Supply Agreement with Empire Petroleum Services, LLC (“Empire Services”) and the application of the use of proceeds from the offering as described elsewhere in the prospectus. The Empire Supply Agreement consists of intersegment transactions that are eliminated in financial consolidation.

Please read Note 3 to our unaudited pro forma condensed combined financial statements for a detailed description of the pro forma adjustments.

The unaudited pro forma condensed combined financial statements of the Partnership should be read together with the historical consolidated financial statements of the Predecessor and accompanying notes included elsewhere in this prospectus. The unaudited pro forma condensed combined financial statements of the Partnership were derived by making certain adjustments to the historical consolidated financial statements of the Predecessor for the year ended December 31, 2014 and the Recent Acquisitions. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes the estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and the pro forma adjustments give appropriate effect to those estimates and assumptions and are properly applied in the unaudited pro forma condensed combined financial statements.

The historical financial statements relating to the Recent Acquisitions included elsewhere in this prospectus were prepared on a carve-out basis (the “Carve-Out Financials”). The Carve-Out Financials include all assets and liabilities of the acquired businesses and the results of their operations, even if they were not acquired by us as part of the acquisitions, and may not be indicative of the operating results or financial position of the Recent

Acquisitions had we owned and operated such businesses for the periods presented. The Carve-Out Financials include corporate allocations of general and administrative expenses and other overhead costs related to the sellers’ retained businesses, most of which we have not incurred, and will not in the future incur, during our ownership and operation of the acquired businesses.

The total amount of direct and allocated selling, general and administrative expenses associated with the Recent Acquisitions was approximately $27.1 million in the aggregate for the most recent period presented in each of the Carve-Out Financials. We acquired $12.4 million of these expenses in connection with the Recent Acquisitions and we eliminated $3.6 million of these expenses as pro forma adjustments, in each case as described on our pro forma statement of operations. Management has determined that the remaining $11.1 million of these expenses were not acquired by us in connection with the Recent Acquisitions. Accordingly, we believe that pro forma operating income and net income presented in the pro forma statement of operations are understated based on operating expenses not acquired. For a reconciliation of pro forma net income to Adjusted EBITDA, which we believe provides a more accurate reflection of our financial condition as a result of the Recent Acquisitions, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

EMPIRE PETROLEUM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

	For the year ended 12/31/14	For periods ended during 2014
	Predecessor Historical	Recent Acquisitions(2)	Adjustments for Pre-Offering Transactions(3)		Pro Forma before Offering	Adjustments for the Offering(3)		Partnership Pro Forma
	(in thousands, except per unit amounts)
Revenue:
Motor fuel sales	$1,466,605	$1,279,410	$(131,424	)(g),(i)	$2,614,591			$2,614,591
Merchandise sales	25,871	26,292	(364	)(i)	51,799			51,799
Rental income and other	6,120	1,452			7,572			7,572

Total revenue	1,498,596	1,307,154	(131,788)		2,673,962			2,673,962

Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,422,017	1,255,627	(127,683	)(e),(f),(g),(i)	2,549,961			2,549,961
Merchandise sales	18,855	18,226	(262	)(i)	36,819			36,819
Rental income and other	6,775	—			6,775			6,775

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,447,647	1,273,853	(127,945)		2,593,555			2,593,555

Total gross profit (excluding depreciation, amortization and accretion expenses)	50,949	33,301	(3,843)		80,407			80,407

Operating expenses:
Selling, general and administrative expenses	30,057	27,089	(4,146	)(b),(g),(i),(k)	53,000			53,000
Depreciation, amortization and accretion expenses	13,526	5,531	8,974	(j)	28,031			28,031
Acquisition expenses	2,586	—	(2,586	)(a)	—			—
(Gain) on sale of assets	(860)	(34,286)	34,286	(h)	(860)			(860)

Total operating expenses	45,309	(1,666)	36,528		80,171			80,171

Operating income (loss)	5,640	34,967	(40,371)		236			236

Other expense (income):
Interest expense, net	3,607	1,220	1,022	(c),(d)	5,849	(2,222	)(n)	3,627
Other expense (income)	—	(326)	8	(i)	(318)			(318)

Total other expense (income)	3,607	894	1,030		5,531	(2,222)		3,309

Income (loss) from continuing operations before income taxes	2,033	34,073	(41,401)		(5,295)	2,222		(3,073)
Provision for income taxes	141	564	(564	)(e)	141			141

Income (loss) from continuing operations	1,892	33,509	(40,837)		(5,436)	2,222		(3,214)

Net income (loss)	$1,892	$33,509	$(40,837)		$(5,436)	$2,222		$(3,214)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

EMPIRE PETROLEUM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

AS OF DECEMBER 31, 2014

	December 31, 2014
	Predecessor Historical	Atlas Historical	Adjustments for Pre- Offering Transactions(3)		Pro Forma before Offering	Adjustments for the Offering(3)			Partnership Pro Forma
	(in thousands)
Assets:
Current assets
Cash	$15,458	$620	$465	(l)	$16,543	$			$
Trade accounts receivable, net	44,057	8,680	(8,680	)(l)	44,057
Notes receivable	589	2,048	(2,048	)(l)	589
Inventories	8,862	2,490	(929	)(l)	10,423
Prepaid expenses and other current assets	1,473	400	(400	)(l)	1,473

Total current assets	70,439	14,238	(11,592)		73,085

Property and equipment, net	97,702	11,739	6,450	(l)	115,891
Intangible assets, net	77,646	7,939	40,561	(l)	126,146
Goodwill	28,832	—	15,619	(l)	44,451
Deferred financing costs, net	3,231	—			3,231
Other assets	4,508	1,533	(767	)(l)	5,274

Total assets	$282,358	$35,449	$50,271		$368,078	$			$

Liabilities and Members’ Equity:
Current liabilities
Trade accounts payable	$32,315	$8,165	(8,165	)(l)	$32,315	$			$
Fuel taxes payable	13,275	—			13,275
Accrued expenses and other liabilities	2,131	2,870	(2,870	)(l)	2,131
Accrued payroll	1,194	—			1,194
Current maturities of long-term debt	7	16,004	(16,004	)(l)	7

Total current liabilities	48,922	27,039	(27,039)		48,922

Deposits and other liabilities	7,971	1,487	2,672	(l)	12,130
Unfavorable lease obligations	1,057	—			1,057
Long-term debt	88,774	5,563	46,998	(l)	141,335		(64,335	)(m)		77,000

Total liabilities	146,724	34,089	22,631		203,444
Commitments and contingencies	—				—
Members’ equity	135,634	1,360	27,640	(l)	164,634

Total liabilities and members’ equity	$282,358	$35,449	$50,271		$368,078	$			$

See accompanying notes to the unaudited pro forma condensed combined financial statements.

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

1. Organization and Basis of Presentation

The unaudited pro forma condensed combined financial statements of the Partnership are derived from the historical consolidated financial statements of the Predecessor. In connection with the offering, substantially all assets and liabilities of the Predecessor will be contributed to the Partnership, and the Partnership will begin providing wholesale and retail fuel distribution services to third-party customers and Empire Services.

The unaudited pro forma condensed combined financial statements reflect the following transactions:

•	the contribution by Empire to the Partnership of substantially all of its assets and liabilities;

•	the Partnership’s issuance to Empire of common units and subordinated units;

•	the Partnership’s issuance of all of the incentive distribution rights to its general partner, which will also retain a non-economic general partner interest in the Partnership;

•	the Partnership’s issuance of common units to the public in this offering, representing a % limited partner interest in the Partnership;

•	the amendment and restatement of the Partnership’s revolving credit facility;

•	the application of the net proceeds from this offering as described in “Use of Proceeds”;

•

the contribution of the Partnership’s consignment agreements, company-operated sites and certain of its leased properties to Empire Services, a taxable subsidiary, as described under “Material Federal Income Tax Consequences”;

•	entry into an omnibus agreement with the Predecessor and the Partnership’s general partner; and

•	the acquisitions of assets from Atlas, CST and Mansfield described under “Business—Recent Acquisitions.”

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

2. The statements of operations for the Recent Acquisitions, Atlas, CST and Mansfield, are as follows:

	Year ended 12/31/2014	Period 1/1/2014 through 10/31/2014	Period 11/1/2013 through 9/24/2014	Total
	Atlas	CST	Mansfield	Recent Acquisitions
	(in thousands)
Revenue:
Motor fuel sales	$737,025	$117,911	$424,474	$1,279,410
Merchandise sales	364	25,928	—	26,292
Rental income and other	1,452	—	—	1,452

Total revenue	738,841	143,839	424,474	1,307,154

Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	725,656	111,728	418,243	1,255,627
Merchandise sales	262	17,964	—	18,226
Rental income and other	—	—	—	—

Total cost of sales (excluding depreciation, amortization and accretion expenses)	725,918	129,692	418,243	1,273,853

Total gross profit (excluding depreciation, amortization and accretion expenses)	12,923	14,147	6,231	33,301

Operating expenses:
Selling, general and administrative expenses	9,379	10,656	7,054	27,089
Depreciation, amortization and accretion expenses	3,269	1,558	704	5,531
(Gain) on sale of assets	(34,286)	—	—	(34,286)

Total operating expenses	(21,638)	12,214	7,758	(1,666)

Operating income (loss)	34,561	1,933	(1,527)	34,967

Other expense (income):
Interest expense, net	757	463	—	1,220
Other expense (income)	(326)	—	—	(326)

Total other expense (income)	431	463	—	894

Income from continuing operations before income taxes	34,130	1,470	(1,527)	34,073
Provision for income taxes	—	564	—	564

Income from continuing operations	34,130	906	(1,527)	33,509

Net income (loss)	$34,130	$906	$(1,527)	$33,509

3. Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed combined balance sheet gives effect to the adjustments described below as if they had occurred on December 31, 2014. The unaudited pro forma condensed combined statement of operations gives effect to the adjustments as if they had occurred on January 1, 2014 for the year ended December 31, 2014.

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. A general description of these adjustments is provided as follows:

a.	Impact on the statement of operations of the removal of expenses directly associated with the Recent Acquisitions.

b.	Impact on the statement of operations of the removal of the advisory services fee of $566 under an Advisory Services Agreement with American Infrastructure MLP Management, L.L.C. and certain of its affiliates, which will be terminated in connection with this offering.

c.	Impact on the statement of operations of the elimination of interest expense and income associated with debt liabilities and receivables not contributed to the Partnership.

d.	Impact on the statement of operations of interest expense associated with the $53,000 increase in borrowings under the Predecessor’s revolving credit facility in connection with the acquisition of assets from Atlas.

e.	Impact on the statement of operations of the elimination of CST’s income tax expense, as the Partnership will not be subject to federal income tax.

f.	Impact on the statement of operations of the removal of the impact of CST’s inventory method under last in, first out.

g.	Impact on the respective statement of operations line items of the removal of the November and December 2013 periods included in the Mansfield audited statement of operations that are outside of the pro forma period.

h.	Impact on the statement of operations of the removal of the Atlas gain on sale of assets, which will not be realized by the Partnership.

i.	Impact on the respective statement of operations line items as a result of the sale of a regional business of Atlas to CrossAmerica Partners, LP (formerly Lehigh Gas Partners, LP) during 2014 and the retention by Atlas of a single site located adjacent to a toll road that was considered a part of Atlas’ retail business.

j.	Impact on the statement of operations of the change in depreciation and amortization expense associated with assets acquired in the Recent Acquisitions.

k.	Impact on the statement of operations line items of the removal of an Atlas legal contingency in the amount of $250, which we did not acquire.

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

l.	The Atlas purchase price was allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed based on fair value estimates. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed for the acquisition of assets from Atlas was allocated to goodwill.

Assets:
Cash	$1,085
Inventory	1,561
Property and equipment	18,189
Intangible assets	48,500
Goodwill	15,619
Other assets	766

Total assets	$85,720

Liabilities and members’ equity:
Deposits and other liabilities	$3,931
Unfavorable lease obligations	228
Long-term debt	52,561

Total liabilities	56,720

Members’ equity	29,000

Total liabilities and members’ equity	$85,720

The weighted-average amortization periods of the identifiable intangible assets, which are motor fuel supply agreements, range from 5 to 25 years. The purchase price allocation and associated depreciation and amortization calculations are preliminary and subject to change.

m.	Impact on the balance sheet of the application of proceeds from this offering to the reduction of long-term debt and impact to the statement of operations for the resulting decrease in interest expense.

4. Pro Forma Net Income Per Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of respective common and subordinated units expected to be outstanding at the closing of the offering.

All units were assumed to have been outstanding since January 1, 2014. Basic and diluted pro forma net income per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the offering.

Pursuant to the partnership agreement, the general partner of the Partnership is entitled to receive certain incentive distributions that will result in less net earnings allocable to common and subordinated unitholders provided that the quarterly distributions exceed certain targets. The pro forma net earnings per limited partner unit computations assume that no incentive distributions were made to the general partner of the Partnership because no such distributions would have been paid based upon the calculation of pro forma available cash from operating surplus for the periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Empire Petroleum Partners, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheet of Empire Petroleum Partners, LLC and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire Petroleum Partners, LLC and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas

May 11, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of Empire Petroleum Partners, LLC

In our opinion, the consolidated balance sheet as of December 31, 2013 and the related consolidated statements of operations, members’ equity and cash flows for each of the two years in the period ended December 31, 2013 present fairly, in all material respects, the financial position of Empire Petroleum Partners, LLC and its subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

May 11, 2015

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2014	2013	2012
	(in thousands, except per unit amounts)
Revenue:
Motor fuel sales	$1,466,605	$1,210,188	$1,051,904
Merchandise sales	25,871	22,909	24,424
Rental income and other	6,120	8,063	11,077

Total revenue	1,498,596	1,241,160	1,087,405

Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,422,017	1,174,859	1,023,994
Merchandise sales	18,855	16,238	17,879
Rental income and other	6,775	7,420	10,483

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,447,647	1,198,517	1,052,356

Total gross profit (excluding depreciation, amortization and accretion expenses)	50,949	42,643	35,049

Operating expenses:
Selling, general and administrative expenses	30,057	28,874	27,012
Depreciation, amortization and accretion expenses	13,526	8,445	6,549
Acquisition expenses	2,586	809	2,938
(Gain) on sale of assets	(860)	(158)	—

Total operating expenses	45,309	37,970	36,499

Operating income (loss)	5,640	4,673	(1,450)

Other expense:
Interest expense, net	3,607	2,752	2,001

Total other expense	3,607	2,752	2,001

Income (loss) from continuing operations before income taxes	2,033	1,921	(3,451)
Provision for income taxes	141	159	14

Income (loss) from continuing operations	1,892	1,762	(3,465)
Income (loss) from discontinued operations	—	5,263	(196)

Net income (loss)	$1,892	$7,025	$(3,661)

Earnings (loss) per unit—basic and diluted:
Income (loss) from continuing operations	$0.32	$0.32	$(0.71)

Income (loss) from discontinued operations	—	0.94	(0.04)

Net income (loss)	$0.32	$1.26	$(0.75)

Weighted-average units outstanding—basic and diluted	5,844,042	5,587,284	4,890,850

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013
	(in thousands)
Assets:
Current assets
Cash	$15,458	$2,504
Trade accounts receivable, net	44,057	18,857
Notes receivable	589	1,870
Inventories	8,862	4,806
Prepaid expenses and other current assets	1,473	1,498

Total current assets	70,439	29,535

Property and equipment, net	97,702	53,255
Intangible assets, net	77,646	42,064
Goodwill	28,832	20,026
Deferred financing costs, net	3,231	3,931
Other assets	4,508	4,341

Total assets	$282,358	$153,152

Liabilities and Members’ Equity:
Current liabilities
Trade accounts payable	$32,315	$19,160
Fuel taxes payable	13,275	886
Accrued expenses and other liabilities	2,131	3,362
Accrued payroll	1,194	489
Current maturities of long-term debt	7	2,792

Total current liabilities	48,922	26,689

Deposits and other liabilities	7,971	5,541
Unfavorable lease obligations	1,057	774
Long-term debt	88,774	39,104

Total liabilities	146,724	72,108

Commitments and contingencies (Note 12)
Members’ equity	135,634	81,044

Total liabilities and members’ equity	$282,358	$153,152

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Cash flows from operating activities
Net income (loss)	$1,892	$7,025	$(3,661)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment and amortization of capital leases	3,905	3,735	3,558
Amortization of intangible assets	9,601	5,299	4,067
Accretion of asset retirement obligations	20	19	23
Amortization of deferred financing costs	829	1,067	320
Amortization of unfavorable lease obligations	(103)	(85)	(179)
Gain on sale of assets	(860)	(5,525)	—
Provision for losses on trade accounts receivable	275	572	582
Reversal of contingent consideration	—	(481)	—
Lease loss reserve and loss on interest rate swap agreement	—	263	227
Changes in other operating assets and liabilities, net of acquisitions
Trade accounts receivable	(25,482)	(5,722)	2,550
Inventories	1,020	1,345	(914)
Prepaid expenses and other current assets	422	(754)	(1,447)
Trade accounts payable	13,155	1,125	(6,222)
Accrued expenses and other liabilities	(1,621)	(337)	2,510
Accrued payroll	705	98	316
Fuel taxes payable	12,389	(634)	23
Deposits and other liabilities	2,410	218	500

Net cash provided by operating activities	18,557	7,228	2,253

Cash flows from investing activities
Acquisitions, net of cash acquired	(91,803)	(2,358)	(26,626)
Acquisitions of intangible assets	(66)	(102)	(1,999)
Escrow deposit for acquisitions	(700)	(869)	—
Purchase of property and equipment and branding	(7,177)	(2,434)	(6,881)
Contingent consideration settlement	—	1,540	—
Proceeds from sales of property and businesses	2,147	33,207	1,790
Issuance of notes receivable	(300)	(11,307)	—
Collections on (refunds of) notes receivable	1,714	11,900	(1,224)

Net cash (used in) provided by investing activities	(96,185)	29,577	(34,940)

Cash flows from financing activities
Issuance of units and (advance to) collection of member’s receivable	63,587	1,670	23,471
Equity commitment fees paid to members	(2,630)	—	—
Distributions made	(17,259)	(16,806)	(9,830)
Payments for deferred financing costs	—	(3,900)	—
Proceeds (payments) on swingline commitment, net	(2,792)	2,792	(3,865)
Proceeds from revolving credit facility	49,700	50,000	—
Payments on revolving credit facility	—	(11,000)	—
Payments on previous term debt	—	(38,000)	(2,000)
Proceeds from (repayments of) previous revolving credit facility	—	(22,196)	22,196
Payments on debt assumed liabilities and capital lease obligations	—	(1,562)	(126)
Payments on notes payable and change in bank overdraft	(24)	376	(106)

Net cash provided by (used in) financing activities	90,582	(38,626)	29,740

Net increase (decrease) in cash	12,954	(1,821)	(2,947)

Cash, beginning of period	2,504	4,325	7,272

Cash, end of period	$15,458	$2,504	$4,325

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Class A	Class B	Member Receivable	Total Members’ Equity
	(in thousands)
At December 31, 2011	$78,200	$—	$(2,900)	$75,300
Issuance of units for acquisition, net of amounts due from our unitholders	25,141	—	(1,670)	23,471
Distributions, net of repayments of amounts due from our unitholders	(11,459)	—	1,629	(9,830)
Issuance of units for acquisition	500	—	—	500
Net loss	(3,661)	—	—	(3,661)

At December 31, 2012	88,721	—	(2,941)	85,780

Collection of members’ contribution call	—	—	1,670	1,670
Distributions, net of repayments of amounts due from our unitholders	(17,299)	—	493	(16,806)
Issuance of units	75	—	—	75
Amendment to contribution and sale agreement	3,300	—	—	3,300
Net income	7,025	—	—	7,025

At December 31, 2013	81,822	—	(778)	81,044

Issuance of units on acquisition	—	9,000	—	9,000
Issuance of units and (advance to) collection of member’s receivable	—	63,625	(38)	63,587
Equity commitment fees paid to members	—	(2,630)	—	(2,630)
Distributions made	(17,259)	—	—	(17,259)
Net income	1,806	86	—	1,892

At December 31, 2014	$66,369	$70,081	$(816)	$135,634

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

1.    Business Overview

Nature of operations

Empire Petroleum Partners, LLC (“EPP,” “we,” “our,” “us” or the “Company”) was formed on June 15, 2011 as a Delaware limited liability company and commenced operations on July 7, 2011 when it acquired substantially all of the assets and liabilities of Empire Petroleum Holdings, LLC (“EPH”). EPP is one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. EPP’s motor fuel distribution network serves retail fuel outlets primarily in its four core markets of Texas, the Southeast, the Great Lakes and the Mid-Atlantic regions of the United States.

We operate in two segments, wholesale and retail. We generate wholesale revenue primarily through long-term, fixed margin motor fuel supply agreements with dealers. In addition to income from our wholesale distribution of motor fuel, we receive income from our retail sales of motor fuel to consumers at our consignment sites and company-operated sites, income from our sales of convenience store merchandise at company-operated sites and rental income from sites that we lease or sublease to dealers or consignment agents.

Basis of presentation

The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). These accompanying consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

With respect to the audited consolidated financial statements, we have evaluated subsequent events through May 11, 2015, the date the audited consolidated financial statements were available to be issued.

2.    Summary of Significant Accounting Policies

Reclassifications

Certain amounts in the prior year financial statements have been reclassified in order to conform to the current year presentation. The reclassifications resulted in no effect on previously reported net income, cash flows or members’ equity.

Revisions

We revised our previously issued 2013 and 2012 financial statements for a classification error related to gross receipts taxes paid to the State of Texas. Gross receipts taxes are an income tax pursuant to GAAP and should be included as a component of our Provision for Income Taxes. Our previously issued income statements included $159 and $14 of income tax expense incorrectly as a component of Selling, General and Administrative expenses for the years ended December 31, 2013 and 2012, respectively. The error was not material to the financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The significant estimates and assumptions that affect our accompanying consolidated financial statements include, but are not limited to, the allowance for

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

doubtful accounts, depreciation and amortization periods, future obligations for asset retirement, impairment of long-lived assets, the recognition and impairment of goodwill and other intangible assets. Actual results and outcomes could differ from management’s estimates and assumptions.

Fair Value Measurements

Fair value, as defined in GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3	Unobservable inputs for the asset or liability

Recurring Fair Value Measurements—Fair values of our cash and cash equivalents, trade accounts receivable, short-term borrowings, accounts payable and customer advance payments approximate their carrying values due to the short-term nature of these instruments. Our financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Nonrecurring Fair Value Measurements—Fair value measurements were applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which consist primarily of intangible assets, other long-lived assets and other assets acquired and liabilities assumed, including contingent consideration, related to purchased businesses in business combinations and impairments.

Fair Value of Financial Instruments—Recurring fair value measurement of financial instruments consists of an interest rate swap.

Input levels used for fair value measurements are as follows:

Description	Disclosure	Input Level	Level 2 Inputs	Level 3 Inputs
Acquired assets and liabilities	Note 3	Level 3	Not applicable	Level 3 inputs are more fully described elsewhere in Note 3.

Impairment of long-lived assets	Note 5	Level 3	Not applicable	Level 3 inputs are more fully described in Note 1.

Goodwill	Note 7	Level 3	Not applicable	Level 3 inputs are more fully described elsewhere in Note 1.

Financial derivatives	Note 9	Level 2	Quoted prices of similar assets or liabilities in active markets	Not applicable

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Cash

We consider cash on deposit and all highly liquid investments with original maturities of three months or less to be cash.

Trade Accounts Receivable, Net

Trade accounts receivable reflects routine customer obligations due under normal trade terms, generally on net-10 day terms and credit card transactions in the process of clearing that typically clear within one to two business days. We provide currently for the amount of receivables estimated to become uncollectible in the future by providing an allowance for doubtful accounts. Management reviews trade accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Trade accounts receivable balances that are determined to be uncollectible are included in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on management’s assessment, we believe that the necessary allowance for doubtful accounts was $1,064 and $839 as of December 31, 2014 and 2013, respectively.

Notes Receivable

Notes receivable consist of notes receivable acquired in various business combinations and loans to customers for the purchase of convenience store related equipment or buildings. The notes bear interest ranging from zero to 9.0% and are payable monthly with various maturity dates between December 31, 2014, and March 31, 2022. Amounts due beyond one year are included in other assets.

Inventories

Fuel and merchandise finished goods inventories are stated at the lower of cost, using the first-in, first-out method, or market value.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets mainly consist of prepaid items that are short term in nature such as insurance and property taxes, and other receivables.

Property and Equipment, Net

Property and equipment are recorded at cost, except for those assets acquired through acquisition which are recorded at fair value on the date of acquisition under the acquisition method of accounting. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the leasehold improvements.

Impairment of Long-Lived Assets

We are required to review long-lived assets for impairment whenever events or changes in circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group,

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

then the carrying value is written down to estimated fair value through additional depreciation provisions and reported as impairments in the periods in which the determination of the impairment is made. Individual assets are grouped for impairment purposes at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of asset. Because there is a lack of quoted market prices for our long-lived assets, the fair value of potentially impaired assets is determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible.

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future prices, operating costs and capital project decisions, considering all available evidence at the date of review. Our management concluded that there were no impairments during the years ended December 31, 2014, 2013 or 2012.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of a business acquired and is allocated to our respective reporting units in which such goodwill arose. In the event we dispose of a business, as defined under GAAP, from a reporting unit with goodwill, which is less than the entire reporting unit, we allocate a portion of the reporting unit’s goodwill to that business in determining the gain or loss on the disposal of the business. The amount of goodwill allocated to the business is based on the relative fair value of the business for the reporting unit.

Goodwill is not amortized, but instead is tested for impairment at least annually during the fourth quarter of each year through an assessment of whether or not it is more-likely-than-not, based on a qualitative assessment, that the fair value of a reporting unit is less than its carrying value. The qualitative criteria that we use includes an analysis of (1) comparisons of prior valuations of reporting units to current carrying value; (2) a sensitivity analysis of discount and long-term growth rates used in valuations previously prepared that would impact the reporting unit’s fair value; and (3) significant changes to the business model since the last reporting date. Such goodwill may also be tested for impairment between annual tests if the presence of impairment indicators arise, including, but not limited to: (a) a significant adverse change in legal factors or in the business climate; (b) a substantial decline in the value of the business; (c) unanticipated competition; (d) loss of key personnel (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) a realignment of our resources or restructuring of our existing business in responses to changes to industry and market conditions; (g) the testing for recoverability of a significant asset group within a reporting unit; or (h) the existence of higher interest rates than were included in the discount rate used in the impairment analysis.

The Company made its annual goodwill assessment in the fourth quarter of 2014, 2013 and 2012 and determined that no impairment charge was required. In 2013, the Company, based on the disposal of a business components in one of our reporting units, determined that further quantitative analysis was required in order to ensure that the reporting unit’s fair value exceeded its remaining carrying value. Upon further assessment, no impairment was required as a result of this disposition.

Intangible Assets, Net

In connection with business combinations we record identifiable intangible assets at fair value existing at the date of the acquisitions. Identifiable intangible assets consist of motor fuel supply agreements, non-compete agreements, a transportation agreement, in-place leases and trade names. Amortization of intangible assets is

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

provided using the straight-line method over their respective estimated useful lives, generally ranging from 1 to 38 years. We are required to review our amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset might not be recoverable. An impairment loss is recognized if the carrying value exceeds the fair value. Any impairment of the assets would be treated as a permanent reduction. Management concluded that our intangible assets were not impaired during the years ended December 31, 2014, 2013 or 2012.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with loan agreements, which are being amortized using the effective interest method over the life of the related debt and included in interest expense.

Other Assets

Other assets consist primarily of security deposits made for various lease properties, non-current portion of notes receivable and prepaid sales incentives.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist primarily of accruals for payroll, legal, professional services and interest.

Deposits and Other Liabilities

Deposits and other liabilities consist primarily of security deposits received from lessees and contingent consideration liabilities.

Unfavorable Lease Obligations

Unfavorable lease obligations represent the lease obligations that were assumed with certain acquisitions for leases that were determined to be valued below their fair market value at that time. The obligations are amortized over the remaining term of the lease agreements which range from 3 to 13 years. A portion of these leases obligations were released as a result of the sale of the properties that are accounted for as discontinued operations (Note 17).

Asset Retirement Obligations

We recognize as a liability the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. These obligations relate to the net present value of estimated costs to remove underground storage tanks (“USTs”) at owned and leased sites when so required under the applicable leases. The asset retirement obligation for storage tank removal on each site is accreted over the expected life of the owned site or the average lease term of leased sites.

A roll forward of the asset retirement obligation balance for the periods ended December 31 is as follows:

	2014	2013
Balances at beginning of the year	$290	$271
Accretion expense	20	19

Balances at end of the year	$310	$290

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

In order to determine fair value, management is required to make certain estimates and assumptions including, among other things, projected replacement cost, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation. The obligation is included in the deposits and other liabilities line item in the accompanying consolidated balance sheets.

Environmental Costs

Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations, and those having no future economic benefit, are expensed. Liabilities for environmental expenditures are recorded on an undiscounted basis (unless acquired in a purchase business combination) when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties, such as state reimbursement funds, are recorded as assets when their receipt is probable and estimable.

Long-Term Debt

Long-term debt consists of amounts due to financial institutions over a period of greater than 12 months.

Financial Instruments and Concentration of Credit Risk

Financial Instruments—We estimate the fair value of financial instruments, which consist of cash and cash equivalents, trade accounts and notes receivable, prepaid expenses and other current assets, trade accounts payable and accrued expenses. We consider the carrying value of these instruments in the financial statements to approximate fair value based on the nature and timing of cash flows of the instruments.

Derivatives—We accounted for our interest rate swap on our variable rate debt in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging, which requires that all derivative instruments be recorded on the consolidated balance sheet at their respective fair values. We settled and terminated our derivative instrument effective October 18, 2013.

Credit Risk—We had deposits in financial institutions in excess of federally insured limits of $13,476 and $1,275 as of December 31, 2014 and 2013, respectively. We have not experienced any loss on such accounts and believe we are not exposed to any significant credit risk on our cash balances.

Revenue Recognition

Revenue from fuel sales is recognized when delivery is made for wholesale fuel sales and at the point of sale for retail fuel sales. We charge our third party dealers for transportation costs, which are included in revenues and cost of sales. Retail merchandise sales are recognized at the point of sale. Revenue from leases of real estate is recognized on a straight-line basis over the terms of the tenant leases. All revenues are reported net of any sales, and excise taxes due to governmental agencies.

Cost of Sales

We include in cost of revenues from fuel sales all costs incurred to acquire wholesale fuel, including the costs of purchasing and transporting inventory prior to delivery to the wholesale customers, net of any purchase discounts or incentives. No depreciation, amortization or accretion expense is included in our cost of sales.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Vendor Rebates / Dealer Incentives

From time to time, we receive rebates from the major oil companies from which we purchase motor fuel under structured programs based on the volume of fuel purchased as specified in the applicable fuel purchase agreements. These volume rebates are recognized as a reduction of fuel cost of sales over the life of the contract with the major oil company when the amounts to be earned are probable and estimable, typically on a straight-line basis or volume basis over the term of the fuel purchase agreement.

We may also receive incentive payments from major oil companies to defray the costs of branding and imaging improvements provided to our dealers. Generally, the branding allowances received are deferred and recorded as a reduction of fuel cost of sales as earned over the term of the fuel purchase agreement.

We may also provide our dealers with similar rebates and upfront payments to enter into motor fuel supply agreements with us. Costs incurred for rebates are expensed as incurred as a reduction to sales. Upfront incentives paid to customers in return for entering motor fuel supply agreements with us are deferred and recognized over the life of the contract as a reduction to sales on a straight-line basis.

Income Taxes

We are treated as a partnership for income tax purposes and our income, deductions, losses and credits flow through to the returns of our members. As a result, we have excluded income taxes from these consolidated financial statements, except for certain states that tax partnerships. Any interest and penalties associated with these income taxes are included in the provision for income taxes. We perform an annual review for any uncertain tax positions and record expected future tax consequences of uncertain tax positions in our consolidated financial statements. At December 31, 2014 and 2013, we did not identify any uncertain tax positions.

Other Comprehensive Income (Loss)

We account for other comprehensive income (loss) in accordance with ASC 220, Comprehensive Income, which establishes standards for the reporting and presentation of other comprehensive income (loss) in the consolidated financial statements. We had no transactions which affect other comprehensive income (loss), and accordingly other comprehensive income (loss) equals net income (loss) for all periods presented.

Discontinued Operations

We account for disposals deemed to be discontinued operations in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations (“ASC 205-20”). We determine whether the group of assets being disposed of comprises a “component” of the entity, which requires cash flows that can be clearly distinguished from the rest of the entity. We also determine whether the cash flows associated with the component have been or will be eliminated from our ongoing operations as a result of the disposal transaction and whether we have any significant continuing involvement in the operations of the component after disposal. If these determinations result in a positive response, the results of operations of the component being disposed of, as well as the gain or loss on sale are aggregated for separate presentation apart from our continuing operating results in the consolidated statements of operations (Note 17). An allocation of interest expense charged to discontinued operations is based on the debt directly attributable to the component being disposed.

Segment Information

We review, manage and operate our business as two reportable segments, wholesale and retail. Our wholesale segment generates revenues through long-term, fixed margin motor fuel supply agreements with dealers. This

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

segment earns rental income on dealer-operated sites we own or lease. Our retail segment generates revenue from our retail sales of motor fuel to consumers at our consignment sites and company-operated sites, income from our sales of convenience store merchandise and rental income from sites that we lease or sublease to dealers or consignment agents. We have determined that we have two operating segments, primarily based on our chief operating decision maker assessing our performance and allocating resources based on our consolidated financial information.

Earnings per Unit

The Company computes income per unit using the two-class method under which any excess of distributions declared over net income are allocated to the members based on their respective sharing of income specified in the limited liability company agreement. Net income per unit applicable to members (including Class A and Class B) is computed by dividing the members’ interest in net income, after deducting any distributions, by the weighted-average number of outstanding Class A and B units. There were no differences in treatment of Class A and Class B units that impacted the calculation of earnings per unit for 2014.

The Company has issued phantom units associated with its Long-Term Incentive Plan (Note 14) that are not considered dilutive because they are contingent upon both service and a change in control event that has not occurred by the end of our reporting period. The Company also has a contingent consideration agreement with the former owners of Empire Petroleum Holdings, LLC (Note 15) that requires a payment of Class A units valued at $2,000 contingent upon an initial public offering that are not considered dilutive because the event has not occurred by the end of our reporting period. We had no dilutive units outstanding during the years ended December 31, 2014, 2013 and 2012.

Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, disposals representing a strategic shift in operations should be presented as discontinued operations. Additionally, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income and expenses of discontinued operations. The amendments in ASU 2014-08 are effective prospectively for all disposals (or classifications as held for sale) of components of an entity, and for all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. We are evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with early application not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09 and we are currently evaluating which transition approach to use. We are also evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in ASU 2014-12 are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt ASU 2014-12 and we are currently evaluating which transition approach to use. We are also evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The amendments in ASU 2015-02 change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in ASU 2015-02 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in ASU 2015-02 using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of ASU 2015-02 is not expected to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in ASU 2015-03 are limited to simplifying the presentation of debt issuance costs and clarifying whether debt issuance costs are the debtor’s assets. The amendments in ASU 2015-03 require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from that debt liability, consistent with the presentation of a debt discount. The amendments in ASU 2015-03 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period, for financial statements that have not been previously issued. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). We are evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015-05”). Existing GAAP does not include explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. Examples of cloud computing arrangements include software as a service, platform as a service, infrastructure as a service, and other similar hosting arrangements. The amendments in ASU 2015-05 provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

a service contract. The guidance will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in ASU 2015-05 supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The amendments in ASU 2015-05 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted for all entities. An entity can elect to adopt the amendments either (1) prospectively to all arrangements entered into or materially modified after the effective date or (2) retrospectively. For prospective transition, the only disclosure requirements at transition are the nature of and reason for the change in accounting principle, the transition method and a qualitative description of the financial statement line items affected by the change. For retrospective transition, the disclosure requirements at transition include the requirements for prospective transition and quantitative information about the effects of the accounting change. We are evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-06, Earnings Per Share (Topic 260)—Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions—a consensus of the FASB Emerging Issues Task Force (“EITF”) (“ASU 2015-06”). The amendments in ASU 2015-06 apply to master limited partnerships subject to the Master Limited Partnerships Subsections of Topic 260, Earnings Per Share (“Topic 260”) that receive net assets through a dropdown transaction that is accounted for under the Transactions Between Entities Under Common Control Subsections of Subtopic 805-50, Business Combinations—Related Issues. Topic 260 contains guidance that addresses master limited partnerships that originated from EITF Issue No. 07-4, “Application of the Two-Class Method under FASB Statement No. 128 to Master Limited Partnerships.” Under Topic 260, master limited partnerships apply the two-class method of calculating earnings per unit because the general partner, limited partners, and incentive distribution rights holders each participate differently in the distribution of available cash in accordance with the contractual rights contained in the partnership agreement. When a general partner transfers (or “drops down”) net assets to a master limited partnership and that transaction is accounted for as a transaction between entities under common control, the statements of operations of the master limited partnership are adjusted retrospectively to reflect the dropdown transaction as if it occurred on the earliest date during which the entities were under common control. However, Topic 260 did not address how to present historical earnings per unit for periods before the date of a dropdown transaction that occurs after formation of a master limited partnership. The amendments in ASU 2015-06 specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required. The amendments in ASU 2015-06 are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The amendments in ASU 2015-06 should be applied retrospectively for all financial statements presented. We are evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

3.     Acquisitions

Our acquisitions discussed below have been accounted for as business combinations under ASC 805, Business Combinations (“ASC 805”). The purchase price for each respective acquisition was allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed based on their fair value estimates. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed for each respective acquisition was allocated to goodwill.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

For all periods presented, the fair value of the motor fuel supply agreements was determined using an income approach, with the fair value estimated to be the present value of incremental after-tax cash flows attributable solely to the motor fuel supply agreements over their respective estimated remaining useful life, using probability-weighted cash flows, generally assumed to extend through the term of the motor fuel supply agreements, and using discount rates considered appropriate given the inherent risks associated with these types of agreements. We believe the level and timing of cash flows represent relevant market participant assumptions. The motor fuel supply agreements are being amortized on a proportional basis corresponding to the average attrition rate of the motor fuel supply agreements over their respective estimated useful lives, which range from 1 to 38 years.

Changes in the fair values of contingent consideration from the date of acquisition are recognized at each reporting period in the consolidated statement of operations until the contingencies are resolved.

Goodwill from each of the acquisitions principally resulted from expected synergies from combining our operations and the operations of the acquired businesses. The amortization of goodwill related to our acquisitions for the periods presented is deductible for income tax purposes over 15 years.

The following unaudited supplemental pro forma results present consolidated information as if the acquisitions described under 2014 Transactions above had been completed as of January 1, 2013. The pro forma results include adjustments for: (i) the depreciation associated with the additional fair value of the acquired property and equipment of $1,695 and $1,958 for the years ended December 31, 2014 and 2013, respectively, (ii) the amortization associated with an estimate of the acquired intangible assets, which includes motor fuel supply agreements, transportation agreements and non-compete agreements of $3,195 and $4,837 for the years ended December 31, 2014 and 2013, respectively, (iii) interest expense associated with debt used to fund the acquisitions of $557 and $743 for the years ended December 31, 2014 and 2013, respectively, and (iv) non-recurring acquisition and integration costs of $2,586 and $809 for the years ended December 31, 2014 and 2013, respectively. The pro forma results should not be considered indicative of the results that would have occurred if the acquisitions and related borrowings had been consummated as of the dates referenced above, nor are they indicative of future results.

	(unaudited) Year Ended December 31,
	2014	2013
Total revenues	$1,998,019	$1,882,249
Income (loss) from continuing operations	2,390	(1,701)
Basic and diluted earnings per unit	$0.39	$(0.29)

Pro forma financial information for the acquisitions described under 2013 Transaction and 2012 Transactions above has not been presented because we were unable to obtain the relevant information after making reasonable effort to obtain it. The results of all acquisitions have been included in our consolidated financial results since the date of each acquisition. The financial results of all acquisitions have been incorporated into our existing wholesale and retail segments. Revenues and income from continuing operations for the period from the acquisition date through the end of the year of acquisition for the 2014 Transactions, 2013 Transaction and 2012 Transactions were approximately $417,102 and $24,887, $122,195 and $151, and $257 and $243, respectively.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

2014 Transactions

CST Brands, Inc.

Beginning November 10, 2014 and continuing until December 12, 2014, we acquired 41 sites from CST Brands, Inc. for $43,859 in cash (including cash acquired of $56). The transaction was funded with cash on hand. Seventeen of the stores are located in the greater Dallas, Texas, market, eleven stores are located in Lubbock, Texas, and thirteen stores are located in Denver, Colorado. We incurred costs of approximately $677 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2014.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Cash	$56
Inventory	3,521
Land	15,870
Real estate and improvements	19,100
Equipment	1,286
Goodwill	4,026

$43,859

Mansfield Oil Company of Gainesville, Inc.

On September 24, 2014, we acquired certain assets from Mansfield Oil Company of Gainesville, Inc. (“Mansfield”) for $30,601. The transaction was funded with $21,601 in cash through our revolving credit facility and the issuance of 275,904 Class B units. The purpose of the acquisition was to expand our branded and unbranded distribution networks to eight new states and further strengthen our presence in many of the other states in which we distribute motor fuel. We incurred costs of approximately $185 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2014.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Inventory	$1,401
Notes receivable	124
Equipment	2,257
Identifiable intangibles	23,521
Goodwill	3,298

$30,601

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements—independent dealer sites	$21,900
Motor fuel supply agreements—consignment sites	1,324
Transportation agreement	297

$23,521

Georgia Oil Holdings, LLC

On February 26, 2014, we acquired certain assets of Georgia Oil Holdings, LLC and certain of its affiliates (collectively, “Georgia Oil”) for approximately $14,816 in cash (including cash acquired of $4). The transaction was funded through our revolving credit facility. Georgia Oil sold and distributed motor fuels in the greater Atlanta, Georgia, market pursuant to motor fuel supply agreements and consignment agreements. The purpose of the acquisition was to expand our Atlanta market and enhance our BP-branded distribution network. We incurred costs of approximately $913 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2014.

The following table presents the acquisition date fair value of the assets acquired and liabilities assumed in connection with the business combination:

Cash	$4
Inventory	154
Real estate assets	3,900
Identifiable intangibles	10,802
Goodwill	341
Less: Unfavorable leases	(385)

$14,816

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$10,340
Non-compete agreement	462

$10,802

King Fuels, Inc.

On January 22, 2014, we acquired certain assets from King Fuels, Inc., for approximately $11,587 in cash and an earn-out provision with a fair value of $389 for a total consideration of $11,976. The transaction was funded through our revolving credit facility. The purpose of the acquisition was to expand our Texas and Louisiana markets and enhance our branded distribution network with several major oil companies. The final earn-out provision owed was determined to be $439. The excess of the amount owed over the fair value of the earn-out

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

provision of $50 was charged to selling, general and administrative expenses for the year ended December 31, 2014. We incurred costs of approximately $444 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2014.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Identifiable intangibles	$10,835
Goodwill	1,141

$11,976

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$9,280
Non-compete agreement	1,555

$10,835

2013 Transaction

Southeast Supply Agreements

On March 28, 2013, we acquired certain fuel distribution operations in the Southeast for $2,458 in cash (which excludes an acquisition credit of $100) and the assumption of liabilities of $789 for a total consideration of $3,247. The cash portion was primarily funded through our existing debt facility. The purpose of the acquisition was to expand fuel related services to additional dealers and consignment agents in a broader geographical area, primarily in Tennessee and South Carolina. We incurred costs of approximately $34 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2013.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Equipment	$123
Inventory	234
Identifiable intangibles	2,770
Goodwill	120

$3,247

The estimated fair value of the identifiable intangible assets is as follows:

Fair Value
Motor fuel supply agreements	$2,770

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

2012 Transactions

The Besche Oil Company, Inc.

On December 26, 2012, we acquired certain assets of The Besche Oil Company, Inc. (“Besche”) for $3,855 in cash. The purpose of the acquisition was to expand fuel related distribution services to additional dealers and customers in the Maryland area. We incurred costs of approximately $313 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2012.

The purchase agreement also contained the option for us to purchase certain properties at specified prices after they have been brought to an acceptable condition for sale. The fair value of this option was determined to be nominal given that these properties were originally not in an acceptable condition for purchase. The purchase option was exercised and we closed on the purchase of eight of these properties on March 20, 2015, for approximately $3,650. Each of the purchase-option properties are leased to consignment agents under operating leases.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Inventory	$855
Fixed assets	200
Identifiable intangibles	2,800

$3,855

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$2,440
Non-compete agreement	360

$2,800

Woodfin Heating, Inc.

On October 31, 2012, we acquired certain assets of Woodfin Heating, Inc. (“Woodfin”) for $3,093 in cash and an earn-out provision with a fair value of $481 for total consideration of $3,574. During 2013, we determined that Woodfin did not meet the earn-out provisions and, as a result, reversed the $481 contingent consideration through selling, general and administrative expense for the year ended December 31, 2013. Accordingly, total consideration transferred was $3,093. The purpose of the acquisition was to expand fuel related distribution services to additional dealers and customers in a broader geographic area. We incurred costs of approximately $239 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Identifiable intangibles	$3,423
Goodwill	151

$3,574

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$3,050
Non-compete agreement	373

$3,423

Eagle Fuels, LLC

On October 9, 2012, we acquired certain assets of Eagle Fuels, LLC (“Eagle”) for $6,529 in cash and an earn-in provision with a fair value of $1,635 for total consideration of $4,894. The purpose of the acquisition was to expand fuel related distribution services to additional dealers and customers in a broader geographic area. We incurred costs of approximately $170 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2012. The purchase agreement also contained provisions for the seller to obtain new supply agreements with identified dealer locations by December 31, 2012, which was subsequently modified and extended to March 31, 2013. The seller did not fulfill its obligation to deliver new supply agreements and the consideration was returned to us. This contingently returnable consideration was revalued to fair value each reporting period and was collateralized by certain assets of the seller. As of December 31, 2013, we had collected approximately $1,540 of the $1,635 contingently returnable consideration. The remaining $135 was established as a note receivable and was collected in January 2014, representing full payment of the contingently returnable consideration.

Management has determined that the fair value of the consideration transferred was $4,894 as summarized in the following table:

Cash	$6,529
Contingently returnable consideration	(1,635)

Total consideration transferred	$4,894

The following table presents the acquisition date fair value of the assets acquired and liabilities assumed in connection with the business combination:

Inventory	$64
Note receivable	1,265
Identifiable intangibles	3,020
Goodwill	545

$4,894

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$2,610
Non-compete agreement	410

$3,020

American Energy Distributors, LP

On April 3, 2012, we acquired certain assets of American Energy Distributors, LP (“AED”) for $13,149 in cash and 25,000 Class A units at $20 per unit, or $500, representing total cash and equity consideration of $13,649. The cash portion was funded primarily through our revolving credit facility. AED is a wholesale fuels distributor located in the Dallas/Fort Worth, Texas, area and supplies over 140 sites. The purpose of the acquisition was to expand fuel related distribution services to additional dealers and customers in a broader geographical area. We incurred costs of approximately $231 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2012.

The following table presents the acquisition date fair value of the assets acquired and liabilities assumed in connection with the business combination:

Inventory	$869
Identifiable intangibles	12,764
Goodwill	236
Less: Assumed security deposits	(220)

$13,649

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$12,610
Noncompete agreement	154

$12,764

4.    Inventories

Inventories consisted of the following as of December 31:

	2014	2013
Fuel	$5,925	$3,534
Store merchandise and other	2,937	1,272

	$8,862	$4,806

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

5.    Property and Equipment, Net

Property and equipment consisted of the following as of December 31:

	Estimated Useful Life (in Years)	2014	2013
Buildings	25 - 40	$25,916	$12,797
Machinery and equipment	3 - 7	13,965	5,521
Leasehold improvements	5 - 15	16,457	8,097
Furniture and fixtures	5 - 20	13,019	13,088
Vehicles	5	50	24

		69,407	39,527
Less: Accumulated depreciation		(10,011)	(6,226)

		59,396	33,301
Land		38,306	19,954

Property and equipment, net		$97,702	$53,255

Depreciation expense from continuing operations was $3,905, $3,127 and $2,459 for the years ended December 31, 2014, 2013 and 2012, respectively.

6.    Intangible Assets, Net

Identifiable intangible assets consisted of the following as of:

		December 31, 2014
	Estimated Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements—independent dealer sites	1 - 38	$89,962	$17,455	$72,507
Non-compete agreements	2 - 10	3,381	900	2,481
Motor fuel supply agreements—consignment sites	1.5 - 38	1,324	46	1,278
Transportation agreements	10	297	10	287
In-place leases	7	1,068	481	587
Trade names	5 - 17	1,136	630	506

		$97,168	$19,522	$77,646

		December 31, 2013
	Estimated Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements	7 - 16	$48,377	$8,777	$39,600
Non-compete agreements	1.5 - 5	1,364	387	977
In-place leases	7	1,134	351	783
Trade names	3 - 17	1,136	432	704

		$52,011	$9,947	$42,064

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Amortization expense for the years ended December 31, 2014, 2013 and 2012, was $9,601, $5,299 and $4,067, respectively. Estimated aggregate amortization expense on intangible assets for the next five years and thereafter is as follows:

2015	$12,476
2016	10,924
2017	10,134
2018	8,605
2019	7,202
Thereafter	28,305

$77,646

7.    Goodwill

The following table represents the changes in goodwill in total and by segment (see Note 18):

	Wholesale	Retail	Total
Balance, December 31, 2012:	$15,777	$4,703	$20,480
Acquisition related	120	—	120
Allocation to sale of business	(574)	—	(574)

Balance, December 31, 2013:	15,323	4,703	20,026
Acquisition related	4,780	4,026	8,806

Balance, December 31, 2014:	$20,103	$8,729	$28,832

No impairment losses were recognized during the years ended December 31, 2014, 2013 and 2012.

8.    Long-Term Debt

Long-term debt consisted of the following as of December 31:

	2014	2013
Revolving credit facility (including swingline)	$88,700	$41,792
Other debt	81	104

Total debt	88,781	41,896
Less: current portion	(7)	(2,792)

Total long-term debt	$88,774	$39,104

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

As of December 31, 2014, the maturities of our debt for each of the five years after 2014 and thereafter are as follows:

2015	$7
2016	3
2017	2
2018	88,700
2019	1
Thereafter	68

$88,781

On October 18, 2013, we entered into a $150,000 revolving credit facility (the “revolving credit facility”), which includes a $15,000 swing-line commitment sublimit and a $35,000 letter of credit facility sublimit. We utilized a portion of the proceeds from our revolving credit facility to retire our then existing outstanding indebtedness and we terminated our interest rate swap agreement on our variable rate debt with a separate financial institution. The revolving credit facility accrues interest at a Base Rate or Adjusted LIBOR Rate (each as defined in the revolving credit facility) for amounts advanced under the revolving credit facility and at the swingline rate for advances under the swingline sublimit. We elected the Adjusted LIBOR rate which is based on the applicable margin (initially 2.75%) plus the three month LIBOR rate (0.25%) as of October 18, 2013. At December 31, 2014, the interest rate on the revolving credit facility was 3.0%. The revolving credit facility matures on October 18, 2018. As of December 31, 2014, we had $88,700 outstanding under the revolving credit facility and no balance outstanding on our swing-line sublimit. The swing-line portion of the revolving credit facility bears interest at the base rate, currently 5.0%, and is payable in full on the earlier of the date of demand by the lender or the Revolving Commitment Termination Date (as defined in the revolving credit facility). Consequently, any amount outstanding under the swing-line portion of the revolving credit facility is classified as a current liability.

The outstanding indebtedness under the revolving credit facility is collateralized by substantially all of our assets and may be prepaid without penalty. The revolving credit facility permits the lenders to accelerate the repayment of the outstanding obligations upon the occurrence of an Event of Default (as defined in the revolving credit facility), including a material change in the business. In addition, we are required to meet certain financial and other covenants, including but not limited to, a Fixed Charge Coverage Ratio and a Total Debt to EBITDA Ratio (each as defined in the revolving credit facility). We were in compliance with all debt covenants as of December 31, 2014 and 2013.

Subsequent to December 31, 2014, the revolving credit facility was amended and restated (the “amended and restated revolving credit facility”) effective January 8, 2015. Under the amended and restated revolving credit facility agreement, (i) borrowing capacity was increased from $150,000 to $250,000 and (ii) the swing-line commitment sublimit was increased from $15,000 to $25,000. The amended and restated revolving credit facility extended the maturity date and debt compliance requirements to January 8, 2020. The $35,000 letter of credit sublimit remains unchanged. In connection with this amended and restated revolving credit facility, we incurred $1,671 in financing costs that will be deferred and amortized over the life of the amended and restated revolving credit facility.

We had previously entered into a $100,000 credit agreement (“2011 Credit Agreement”) with a financial institution comprising a $60,000 revolving credit facility, which included a $10,000 swing-line commitment, a $35,000 letter of credit facility and a $40,000 term loan facility. Borrowings under the term loan portion of the 2011 Credit Agreement accrued interest based on the applicable interest rate, which we elected to be the LIBOR

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

rate plus 3.0%. The revolving credit facility portion of the 2011 Credit Agreement accrued interest at the bank’s prime rate plus 2%. The revolving credit facility portion of the 2011 Credit Agreement also required a 0.5% unused commitment fee to be paid on the unused portion of the revolving credit facility portion of the 2011 Credit Agreement. The outstanding indebtedness under the 2011 Credit Agreement was collateralized by substantially all of our assets and was pre-payable without penalty. In addition, we were required to meet certain financial and other covenants, including but not limited to, a Fixed Charge Coverage Ratio and a Total Debt to EBITDA Ratio (each as defined in the 2011 Credit Agreement). We were in compliance with all debt covenants through the date the facility was terminated (October 18, 2013).

Commitment fees on our revolving credit facility and the 2011 Credit Agreement for the years ended December 31, 2014, 2013 and 2012, were $350, $341 and $300, respectively, and are included in interest expense, net in the accompanying consolidated statements of operations.

We incurred approximately $3,800 in financing costs in connection with executing the revolving credit facility, which have been recorded as deferred financing costs on the accompanying consolidated balance sheets as of December 31, 2014 and 2013. We accelerated the amortization of previous deferred financing costs that had been incurred in connection with the 2011 Credit Agreement. As a result, $678 in accelerated deferred financing costs related to the 2011 Credit Agreement were charged to interest expense, net in the accompanying consolidated statements of operations as of December 31, 2013.

Interest expense included in continuing operations related to the revolving credit facility and the 2011 Credit Agreement for the years ended December 31, 2014, 2013 and 2012, was $2,365, $3,100 and $2,409, respectively. See Note 17, Discontinued operations for additional interest expense.

Outstanding letters of credit were $7,200 and $10,224 as of December 31, 2014 and 2013, respectively. Letter of credit fees for the years ended December 31, 2014, 2013 and 2012, were $293, $367 and $361, respectively, and are included in interest expense, net in the accompanying consolidated statements of operations.

Our other debt of $81 and $104 at December 31, 2014 and 2013, respectively, pertains to vehicles and other licenses.

9.    Derivative

We manage exposure to changes in interest rates through our normal operating and financing activities as well as through the use of financial instruments. We had an interest rate swap agreement with a maturity in February 2014 to minimize the economic impact of fluctuations in interest rates on our variable rate debt. The interest rate swap had a notional amount of $38,000 and effectively converted substantially the entire interest component of debt from a variable rate of interest to a fixed payment rate of interest of approximately 0.79% per annum. The interest rate swap was not designated as a cash flow hedge for accounting purposes, and accordingly, any resulting gain or loss was recorded in operations as interest expense, net in the accompanying consolidated statements of operations. The net (gain) or loss recognized from the interest rate swap agreement for the years ended December 31, 2013 and 2012, was $(111) and $227, respectively. We terminated our interest rate swap agreement on our variable rate debt in October 2013 with a payment of $108.

10.    Related Party Transactions

We have an advisory services agreement arrangement with an affiliate of American Infrastructure MLP Fund, L.P. (“AIM”) to provide advisory services. Related party consulting expense, including reimbursed expenses,

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

amounted to $564, $297 and $281 for the years ended December 31, 2014, 2013 and 2012, respectively, and has been included in the selling, general and administrative expenses line of the accompanying consolidated statements of operations.

We paid equity commitment fees of $2,630 to certain affiliates in connection with the 2014 issuance of the Class B membership units, and have included such payment in the equity commitment fees distribution paid to members’ line of the accompanying consolidated statements of changes in members’ equity for the year ended December 31, 2014. There were no commitment fees paid during the years ended December 31, 2013 or 2012.

We lease office space and sites from entities that are affiliates of one of our members. Related party rental expense incurred in connection with these properties amounted to $792, $668 and $702 for the years ended December 31, 2014, 2013 and 2012, respectively, and has been included in the selling, general and administrative expenses line of the accompanying consolidated statements of operations. There are no amounts due on these leases as of December 31, 2014 and 2013.

On October 20, 2014, we purchased three sites from an affiliate of one of our members in exchange for $1,100 in cash, the termination of the leases associated with those properties and the termination of one additional leased property that we did not acquire. The related party purchase of the long-lived assets has been included in cash flows from investing activities in the purchase of property and equipment and branding line of the accompanying consolidated statements of cash flows.

We purchase fuel from an affiliate who became a related party in September 2014. The total fuel purchased and included in the fuel cost of sales line of the accompanying consolidated statements of operations from September through December 31, 2014 totaled $46,972. There was no amount due on these purchases as of December 31, 2014.

We arrange for fuel delivery utilizing transportation from entities that are affiliates of certain members. Related party transportation expenses of $7,979, $7,239 and $5,733 were incurred for the years ended December 31, 2014, 2013 and 2012, respectively, and have been included in fuel cost of sales line of the accompanying consolidated statements of operations. Amounts due to related parties in connection with transportation services totaled $62 and $114 as of December 31, 2014 and 2013, respectively, and are included in trade accounts payables on the accompanying consolidated balance sheets.

We sell fuel to various affiliated entities owned by certain members. Related party fuel sales totaled $20,245, $17,373 and $26,340 for the years ended December 31, 2014, 2013 and 2012, respectively, and have been included in the fuel revenues line of the accompanying consolidated statements of operations. Amounts due from these affiliated entities for fuel purchased as of December 31, 2014 and 2013, were $1,214 and $362, respectively, and are included in trade accounts receivable on the accompanying consolidated balance sheets.

We have a receivable from one of our members as a result of a working capital adjustment provision from a prior acquisition. The related party receivable from the sellers totaled $591 at both December 31, 2014 and 2013, and is included within member receivable in the accompanying consolidated statements of changes in members’ equity. The working capital adjustment does not bear interest and is being collected through reduced future distributions.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

We have a receivable from one of our members as a result of an agreement between one of our members and an unrelated Tennessee limited liability company. The related party receivable from the member totaled $225 and $187 as of December 31, 2014 and 2013, respectively, and is included within member receivable in the accompanying consolidated statements of changes in members’ equity. The advances are non-interest bearing and collected through reduced future distributions.

A related party note payable to an affiliate of a member in the amount of $100 was paid in full during 2013. The related party note payable bore interest at 15%. Related party interest expense of $14 and $15 was incurred for the years ended December 31, 2013 and 2012, respectively, and was included in the interest expense, net line of the accompanying consolidated statements of operations.

11.    Major Suppliers

In the ordinary course of business, we transact the majority of our business with several significant major oil companies from whom we purchase motor fuel. During the years ended December 31, 2014, 2013 and 2012, we purchased approximately 52%, 62% and 68%, respectively, of our motor fuel from three major oil companies as follows:

	2014	2013	2012
Major Oil Company A	31%	39%	44%
Major Oil Company B	11%	14%	15%
Major Oil Company C	10%	9%	9%

	52%	62%	68%

As of December 31, 2014 and 2013, respectively, $10,350 and $11,221 were due to the above major oil companies, and such amounts have been included in the trade accounts payable line of the accompanying consolidated balance sheets.

12.    Commitments and Contingencies

We generally do not take title to Underground Storage Tanks (“USTs”) as part of our supply agreements. However, there are some instances where we are in the chain of title of a limited number of USTs, and therefore may have exposure to environmental remediation costs. Environmental remediation costs are generally covered by insurance or are covered by indemnification agreements with dealers at dealer-operated sites. In the event that a dealer defaults on its indemnification, we could be liable for corrective action and/or compensating third parties for bodily injury and property damage caused by accidental releases from operating USTs. The Company does not have any liabilities related to environmental remediation costs associated with its USTs or otherwise at its sites that may be either estimated or probable as of December 31, 2014 and 2013.

In the normal course of business, we are subject to lawsuits. We regularly assess the need for accounting recognition or disclosure of these contingencies. In the case of all known contingencies, we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. Any amount recorded is based on the status of current activity and the advice from legal counsel. As of December 31, 2014 and 2013, there were no amounts accrued for such events.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Motor Fuel Contractual Purchase Commitments

We have a 15-year contract with a major oil company that sets forth minimum volume requirements per year and is subject to penalty relating to any shortfalls if the minimum volume requirements are not met. The minimum requirement under this contract for each of the one-year periods ended December 31, 2014, 2013 and 2012, was approximately 138 million gallons per year. This requirement is reduced by amounts purchased in the previous year in excess of the minimum quantities. If in any one year period we fail to meet the minimum volume purchase obligation, the seller may impose a penalty of four cents per gallon times the difference between the actual volume purchased and the minimum volume requirement. We met the minimum volume purchase obligation for the years ended December 31, 2014, 2013 and 2012. The minimum requirement for each of the next five years is estimated to be approximately 143 million gallons per year.

Deferred Branding Incentives

We receive deferred branding incentives and other incentive payments from a number of major oil companies from whom we purchase motor fuel. Under some, but not all of our motor fuel supply agreements, a portion of the deferred branding incentives may be passed on to our branded dealers under the same terms as required by our fuel suppliers. Many of the agreements require repayment of all or a portion of the amount received if we or our branded dealers elect to discontinue selling the specified brand of fuel at certain locations. As of December 31, 2014 and 2013, the estimated amount of deferred branding incentives that would have to be repaid upon debranding at these locations was approximately $18,105 and $18,300, respectively. Of these amounts, as of December 31, 2014 and 2013, $16,387 and $17,900, respectively, would be the responsibility of our branded dealers under reimbursement agreements with the dealers. In the event dealers were to default on this reimbursement obligation, we would be required to make the necessary payment. No liabilities have been recorded as of December 31, 2014 and 2013, for the amount of dealer obligations which would become payable upon debranding. The amounts recorded as a reduction of motor fuel cost of sales in the accompanying consolidated statements of operations related to volume rebates received from vendors was approximately $893, $616 and $403 for the years ended December 31, 2014, 2013 and 2012, respectively. Deferred vendor rebates and allowances as of December 31, 2014 and 2013, were approximately $1,053 and $1,284, respectively and included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. We amortize incentives received against cost of sales on a straight-line basis over the term of the respective agreement.

13.    Leases

Operating Leases—Lessee

We lease real property under agreements classified as operating leases. Many of these leases contain renewal options and require us to pay executor costs (such as property taxes, maintenance and insurance). For all leases that include fixed rental rate increases, we calculate the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and record rental expense on a straight-lined basis in the accompanying consolidated statements of operations. Lease expense for all operating leases for the years ended December 31, 2014, 2013 and 2012, totaled $6,568, $6,242 and $9,562, respectively.

Operating Leases—Lessor

In 2013 and 2012, we leased 22 of our sites to 7-Eleven under operating lease agreements. As discussed in Note 17, a total of 19 of these properties were sold during 2013. The leases for the remaining three properties

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

contain 15 year terms, with four optional five-year renewal periods. Rental income for the 7-Eleven leased properties that were sold has been included in discontinued operations and was approximately $1,232 and $2,009 for the years ended December 31, 2013 and 2012, respectively. We also lease additional sites to other third-party operators for rental income of approximately $6,046, $6,121 and $8,104 for the years ended December 31, 2014, 2013 and 2012, respectively. Our cost and net book value for assets subject to operating lease agreements totaled $27,737 and $26,085 as of December 31, 2014 and $9,645 and $8,782 for December 31, 2013, respectively.

The following is an estimate of our future minimum lease payments and rental income for operating leases having remaining terms in excess of one year as of December 31, 2014:

	Minimum Rental Expense	Minimum Rental Income
2015	$6,029	$5,487
2016	5,840	4,341
2017	5,634	3,766
2018	5,335	2,876
2019	4,220	2,023
Thereafter	31,278	2,913

Total future minimum lease payments	$58,336	$21,406

14.    Long-Term Incentive Plan

We established a Long-Term Incentive Plan (the “LTIP”) in 2013 to provide for awards to employees, consultants, directors and other individuals who perform services for us or our affiliates (as defined in the LTIP). The LTIP allows for the award of phantom units and distribution rights. Upon a Change in Control, the compensation charge we record will be dependent upon the nature of how the phantom units will be settled. If the awards are settled in equity, the grant date fair value will be used. If the awards are settled in cash, then the phantom units’ current fair value will be used ($32.62 per unit as of December 31, 2014). The Company has not recognized any expense associated with these phantom units because they are contingent upon both service and a change in control event that has not occurred by the end of our reporting period. As of December 31, 2014, there were 231,000 phantom units available for future grants under the LTIP. The following is a summary of outstanding units:

Units
Balance, January 1, 2013:	—
Granted	231,000
Forfeited	(13,375)

Balance, December 31, 2013:	217,625

Granted	8,000
Forfeited	(15,250)

Balance, December 31, 2014:	210,375

Vested, December 31, 2013	64,875

Vested, December 31, 2014	102,625

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

15.    Members’ Equity

The following is a summary of outstanding Class A and Class B units:

	Class A	Class B	Total
Units outstanding at December 31, 2011	4,524,375	—	4,524,375
Issuance of units for acquisition	25,000	—	25,000
Issuance of units	1,037,159	—	1,037,139

Units outstanding at December 31, 2012	5,586,534	—	5,586,534

Issuance of units	3,000	—	3,000

Units outstanding at December 31, 2013	5,589,534	—	5,589,534

Issuance of units	—	1,950,476	1,950,476
Issuance of units for acquisition	—	275,904	275,904

Units outstanding at December 31, 2014	5,589,534	2,226,380	7,815,914

Effective with our Sixth Amended and Restated Limited Liability Company Agreement dated November 10, 2014 (the “2014 LLC Agreement”), we have two classes of members’ equity, Class A units and Class B units. Class A units and Class B units have the same rights, privileges, preferences and obligations, as specifically provided for in the 2014 LLC Agreement, except with respect to distributions (other than tax distributions). Pursuant to the 2014 LLC Agreement, non-tax distributions are paid first to Class B units pro rata in proportion to such holders relative Class B Percentage Interest as of the record date until the minimum quarterly distribution has been paid with respect to each Class B unit, including any unpaid arrearages due to the Class B Units, then to Class A units until the minimum quarterly distribution with respect to each Class A Unit has been paid, including any unpaid arrearages due to the Class A units, and then pro rata among all Class A and Class B units. There is no obligation for holders of Class A or Class B units to make any further contribution to us. AIM has been appointed as our Tax Member, as defined in the 2014 LLC Agreement. Profit and loss allocations are made to the members pursuant to the terms of the 2014 LLC Agreement, primarily according to each member’s respective capital account percentage.

In 2013, we amended our sales and contribution agreement entered into with the former owners of Empire Petroleum Holdings, LLC (“EPH”) to adjust the contingent consideration arrangement previously agreed to in 2011 (the “2011 Arrangement”). Under the 2011 Arrangement, we were required to pay $3,300 in a variable number of units and the payment was contingent upon the future economic performance of EPH. As of December 31, 2012, we believed that reaching such targets was probable and recorded the entire $3,300 in accrued expenses and other liabilities as we anticipated settling the impacts of the amendment to the contingent consideration arrangement in 2013. The amended arrangement lowered the fixed monetary amount to $2,000 in Class A units upon the consummation of an initial public offering. At December 31, 2014, the likelihood of an initial public offering was not probable and therefore, we did not record any of the $2,000 obligation in 2014. We have accounted for the modification of the 2011 Arrangement as a transaction among principal shareholders since the former EPH owners collectively own more than 10% of our units. As a result, we have recorded the reversal of the $3,300 of accrued expenses and other liabilities and have recorded the amount as a capital contribution made on behalf of a principal unit holder, and have included the amount in the 2013 consolidated statements of members’ equity.

As discussed in Note 3, in 2012 we issued 25,000 Class A units at $20.00 per unit to the sellers in the AED Acquisition, and in 2014 we issued 275,904 Class B units at $32.62 per unit to the sellers in the Mansfield Acquisition. Capital contributions called but not received of $1,670 have been included as a component of members’ equity at December 31, 2012, and were collected in their entirety in January 2013.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

16.    Supplemental Cash Flow Information

	2014	2013	2012
Cash paid for interest(1)	$3,268	$3,138	$2,561
Cash paid for income taxes, net of refunds	172	138	4

Schedule of Non-cash Investing and Financing Activities:

Fair value of assets acquired	$101,252	$3,247	$26,192
Fair value of contingent consideration	(389)	—	1,154
Cash paid for businesses, net of cash acquired	(91,802)	(2,358)	(26,626)
Cash or credit received on acquisition	(61)	(100)	—
Members’ equity issued for business	(9,000)	—	(500)

Liabilities assumed	$389	$789	$220

Units issued for member contributions	$—	$75	$1,629
Capital contributions called but not received	—	—	1,670
Principal unit holder transaction	—	3,300	—
Measurement period adjustments	—	—	272
Fixed assets acquired through capital lease	—	—	312

(1)	We did not capitalize any interest during the years ended December 31, 2014, 2013 and 2012.

17.    Discontinued Operations

In 2013, we sold 19 of our properties (and their associated leases with 7-Eleven) to independent third parties. The properties had carrying values of approximately $27,000 (consisting primarily of buildings and land) and were included in our Retail Segment. The sales proceeds of approximately $35,000 were primarily utilized to reduce our outstanding long-term debt. The transactions constituted sales of businesses under ASC 350, Intangibles—Goodwill and Other and, accordingly, we allocated approximately $574 of reporting unit goodwill to the businesses. Gains totaling approximately $5,367 were recognized on the sales after adjusting for deferred rents and unfavorable lease obligations associated with the properties. An allocation of interest expense charged to discontinued operations was based on the debt directly attributable to the disposed business. The sales qualify for discontinued operations treatment pursuant to ASC 205-20, and as a result, the income (loss) from discontinued operations is presented separately in our consolidated statements of operations. The following tables reflect select discontinued operations information related to these sales for the years ended December 31:

	2013	2012
Rental revenue	$1,232	$2,009
Depreciation expense	(608)	(1,099)
Allocation of interest expense	(728)	(1,106)
Gain on sale of 7-Eleven properties	5,367	—

Income (loss) from discontinued operations	$5,263	$(196)

Cash flows from discontinued operations:
Net cash flows from operating activities	$504	$903

Net cash flows from investing activities	$33,207	$—

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

18.    Segment Information

We have two reportable segments based on the products and services provided by each segment, as follows:

•

Wholesale—Our wholesale segment generates revenue primarily from the distribution of branded and unbranded motor fuel to dealer-operated sites under long-term, fixed-margin motor fuel supply agreements. This segment also earns rental income on properties that we own or lease and in turn lease or sublease to dealers.

•

Retail—Our retail segment generates revenue primarily from retail sales of motor fuel to consumers at consignment sites and company-operated sites. This segment also generates revenue from sales of convenience store merchandise and other ancillary products and services at company-operated sites and earns rental income on sites that we own or lease and in turn lease or sublease to consignment agents.

Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company’s corporate headquarters and other administrative costs.

These functions have been defined as our operating segments because they are the segments (1) that engage in business activities from which revenues are earned and expenses are incurred; (2) whose operating results are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (3) for which discrete financial information is available. Performance is evaluated based on income (loss) from continuing operations. There are no intersegment revenues.

Selling, general and administrative expenses that are not included in either of the two reportable segments are included in the corporate category.

Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company’s corporate headquarters and other administrative costs.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The following table reflects activity related to segment income (loss) from continuing operations:

	Wholesale	Retail	Corporate	Total
Year ended December 31, 2014:
Operating revenues from external customers	$1,211,724	$286,872	$—	$1,498,596
Depreciation, amortization and accretion expenses	10,683	2,157	686	13,526
Interest expense	2,222	1,311	74	3,607
Income tax expense	—	—	141	141
Income (loss) from continuing operations	7,110	9,125	(14,343)	1,892
Total expenditures for additions to long-lived assets	6,961	3	279	7,243
Year ended December 31, 2013:
Operating revenues from external customers	$953,910	$287,250	$—	$1,241,160
Depreciation, amortization and accretion expenses	5,537	2,740	168	8,445
Interest expense	1,634	1,054	64	2,752
Income tax expense	—	—	159	159
Income (loss) from continuing operations	11,155	4,649	(14,042)	1,762
Income from discontinued operations	5,263	—	—	5,263
Total expenditures for additions to long-lived assets	1,244	1,205	87	2,536
Year ended December 31, 2012:
Operating revenues from external customers	$848,943	$238,462	$—	$1,087,405
Depreciation, amortization and accretion expenses	4,096	2,311	142	6,549
Interest expense	1,002	941	58	2,001
Income tax expense	—	—	14	14
Income (loss) from continuing operations	8,701	3,440	(15,606)	(3,465)
Loss from discontinued operations	(196)	—	—	(196)
Total expenditures for additions to long-lived assets	6,030	2,690	160	8,880

Revenues from external customers for our principal products were as follows for the years ended December 31:

	2014	2013	2012
Motor fuel sales (gasoline and diesel)	$1,466,605	$1,210,188	$1,051,904
Merchandise sales	25,871	22,909	24,424
Rental income and other	6,120	8,063	11,077

Total revenue	$1,498,596	$1,241,160	$1,087,405

All of our operations are located in the United States, and no single customer accounted for more than 10% of our consolidated total revenues or accounts receivable.

Goodwill by reportable segment was as follows as of December 31:

	2014	2013
Wholesale	$20,103	$15,323
Retail	8,729	4,703

Total goodwill	$28,832	$20,026

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Total assets (including goodwill) by reportable segment and corporate were as follows as of December 31:

	2014	2013
Wholesale	$165,084	$97,672
Retail	91,761	43,392
Corporate	25,513	12,088

Total assets	$282,358	$153,152

19.    Income Taxes

We are not a taxable entity for U.S. federal income tax purposes and are not subject to state income tax in the majority of states. Taxes on our earnings generally are borne by our partners through the allocation of taxable income. Our income tax expense results from state laws that apply to entities organized as partnerships, primarily in the state of Texas.

Our provision for income taxes was $141, $159 and $14 for the years ended December 31, 2014, 2013 and 2012, respectively. Our effective tax rate was 6.9%, 8.3% and 0.4% for 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, we had no liability reported for unrecognized tax benefits, and we did not have any interest or penalties related to income taxes during the years ended December 31, 2014, 2013 or 2012.

20.    Retirement Savings Plan

We are the sponsor and plan administrator of the Empire Petroleum Partners, LLC 401(k) Plan (the “Plan”), a defined contribution retirement savings plan for our employees under the Employee Retirement Income Security Act, Section 404(c). Our employees are eligible to participate in the Plan on date of hire if considered full-time and must enroll in the Plan to receive company matching contributions. Employee salary contribution amounts are subject to federal income tax limitations, and we match employee salary contributions up to 2%. Our matching contributions and costs for the Plan were $45, $36 and $30 for the years ended December 31, 2014, 2013 and 2012, respectively.

21.    Subsequent Events

On January 8, 2015, we amended and restated our revolving credit facility. The amended and restated agreement increased the revolving credit facility from $150,000 to $250,000 and extended the maturity date to January 8, 2020.

On January 12, 2015, we acquired certain assets of Atlas Oil, Inc. (“Atlas”) for approximately $81,561. The transaction was funded by issuing 980,993 Class B units and $49,500 in cash. The cash portion was funded under our revolving credit facility. On March 31, 2015, we acquired real property and related assets of Atlas for approximately $3,652. The acquisition was funded under our revolving credit facility. We have not yet finalized the allocation of purchase price to the fair value of assets acquired as of the date the audited consolidated financial statements were issued. Our estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). Accordingly, the purchase price allocation may be revised as additional information becomes available and as additional analyses are performed. Any such revisions could have a material impact on the accompanying consolidated financial statements and our future results of operations and financial position.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The following table presents preliminary acquisition date fair value of the assets acquired and liabilities assumed:

Cash	$1,085
Inventory	1,561
Property and equipment	18,189
Identifiable intangibles	48,500
Goodwill	15,619
Other Assets	766
Less: deposits and other liabilities assumed in connection with the business combination	(4,159)

81,561

On February 15, 2015, we paid fourth quarter 2014 distributions to holders of Class A and Class B units totaling $5,406 or $0.82 per unit.

In March 2015, we acquired certain assets from RaceTrac Petroleum, Inc., a Georgia corporation, for approximately $7,250. The transaction was funded under our revolving credit facility. The acquired assets, which have existing dealer-operators, enhance our real estate assets and expand our unbranded fuel distribution capabilities in the Southeast. We have not yet performed a preliminary allocation of purchase price to the fair value of assets acquired as of the date the audited consolidated financial statements were issued. Our estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). Accordingly, the purchase price allocation may be revised as additional information becomes available and as additional analyses are performed. Any such revisions could have a material impact on the accompanying consolidated financial statements and our future results of operations and financial position.

On March 20, 2015, we exercised our purchase option agreement associated with our Besche acquisition and acquired eight sites that are under lease agreements with consignment agents for approximately $3,650. The transaction was funded under our revolving credit facility. We have not yet performed a preliminary allocation of purchase price to the fair value of assets acquired as of the date the audited consolidated financial statements were issued. Our estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). Accordingly, the purchase price allocation may be revised as additional information becomes available and as additional analyses are performed. Any such revisions could have a material impact on the accompanying consolidated financial statements and our future results of operations and financial position.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Empire Petroleum Partners GP, LLC, the General Partner of

Empire Petroleum Partners, LP

We have audited the accompanying balance sheet of Empire Petroleum Partners, LP (the “Company”) as of April 28, 2015. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Empire Petroleum Partners, LP as of April 28, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas

May 11, 2015

EMPIRE PETROLEUM PARTNERS, LP

BALANCE SHEET

April 28, 2015
Assets
Receivable from partner	$1,000
Total assets	$1,000

Members’ equity	$1,000

See the accompanying notes to the balance sheet.

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO BALANCE SHEET

1. Nature of Operations

Empire Petroleum Partners, LP (the “Partnership”) was formed on April 28, 2015, pursuant to the laws of the State of Delaware, by Empire Petroleum Partners, LLC (“Empire”) and Empire Petroleum Partners GP, LLC, a subsidiary of Empire and the Partnership’s general partner.

2. Summary of Significant Accounting Policies

Basis of Presentation

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate statements of operations, members’ equity and cash flows have not been presented because the Partnership has had no business transactions or activities to date.

3. Subsequent Events

We are not aware of any events that have occurred subsequent to April 28, 2015 that would require recognition or disclosure in this financial statement.

ATLAS OIL RETAIL

COMBINED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Atlas Oil Company

We have audited the accompanying combined financial statements of Atlas Oil Retail, which comprise the balance sheet as of December 31, 2014 and 2013, and the related statement of operations, equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Atlas Oil Retail as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

April 23, 2015

ATLAS OIL RETAIL

COMBINED BALANCE SHEET

(Thousands of Dollars)

	December 31,
	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$620	$374
Accounts receivable
Trade, net	6,385	10,108
Fuel taxes refundable	1,320	1,294
Other	975	986
Inventory (Note 4)	2,490	5,493
Current portion of notes and land contracts receivable (Note 5)	2,048	1,487
Prepaid expenses and other current assets	400	624

Total current assets	14,238	20,366
Property and Equipment—Net (Note 6)	11,739	15,617
Intangible Assets (Note 7)	7,939	10,187

Other Assets
Notes and land contracts receivable—Net of current portion (Note 5)	1,385	4,521
Environmental escrow (Note 14)	—	607
Deposits and other assets	148	424

Total other assets	1,533	5,552

Total assets	$35,449	$51,722

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

COMBINED BALANCE SHEET

(Thousands of Dollars)

	December 31,
	2014	2013
LIABILITIES AND EQUITY

Current Liabilities
Accounts payable—Trade	$8,165	$11,174
Bank line of credit (Note 8)	6,881	—
Current portion of long-term debt (Note 9)	9,123	4,121
Accrued liabilities	2,870	4,202

Total current liabilities	27,039	19,497
Long-term Debt—Net of current portion (Note 9)	5,563	27,646
Station Deposits	1,487	2,851

Total liabilities	34,089	49,994
Equity (Note 17)	1,360	1,728

Total liabilities and equity	$35,449	$51,722

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

COMBINED STATEMENT OF OPERATIONS

(Thousands of Dollars)

	Year Ended December 31,
	2014	2013	2012
Revenues
Motor fuel and merchandise	$737,389	$1,000,546	$1,069,609
Rental income	1,452	1,840	1,791

Total revenues	738,841	1,002,386	1,071,400
Cost of Sales
Cost of motor fuel and merchandise	715,237	972,975	1,042,943
Operating expenses	10,681	11,440	10,445

Total cost of sales	725,918	984,415	1,053,388

Gross Profit	12,923	17,971	18,012
General and Administrative Expenses	12,648	9,928	11,961
(Gain) Loss on Sale of Assets (Note 3)	(34,286)	658	(1,113)

Income From Operations	34,561	7,385	7,164
Other Income (Expense)
Interest income	367	399	548
Interest expense	(1,124)	(1,268)	(1,181)
Other income (expense)—Net	327	216	222

Total Other Expense	(430)	(653)	(411)

Net Income	$34,131	$6,732	$6,753

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

COMBINED STATEMENT OF EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Thousands of Dollars)

	B&R		Atlas Oil	Total
	Common Stock	Retained Earnings	Intercompany	Equity (Deficit)
Balance at January 1, 2012	$1	$8,009	$(5,186)	$2,824
Net income	—	5,454	1,299	6,753
Distributions and net intercompany payments	—	(3,150)	(8,886)	(12,036)

Balance at December 31, 2012	1	10,313	(12,773)	(2,459)
Net income	—	5,294	1,438	6,732
Distributions and net intercompany payments	—	(624)	(1,921)	(2,545)

Balance at December 31, 2013	1	14,983	(13,256)	1,728
Net income	—	31,868	2,263	34,131
Distributions and net intercompany payments	—	(29,194)	(5,305)	(34,499)

Balance at December 31, 2014	$1	$17,657	$(16,298)	$1,360

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

COMBINED STATEMENT OF CASH FLOWS

(Thousands of Dollars)

	Year Ended December 31,
	2014	2013	2012
Cash Flows From Operating Activities:
Net income	$34,131	$6,732	$6,753
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,269	3,540	3,140
Gain on disposal of assets	(34,286)	658	(1,113)
Bad debt expense	338	229	217
Changes in operating assets and liabilities that provided (used) cash:
Accounts receivable	3,370	892	(2,803)
Inventory	3,003	(132)	189
Prepaid expenses and other assets	500	311	373
Accounts payable	(3,009)	(2,803)	702
Accrued liabilities	(1,332)	(4,149)	1,979
Station deposits	(1,364)	(94)	1,526

Net cash provided from operating activities	4,620	5,184	10,963
Cash Flows From Investing Activities:
Purchase of property and equipment	(2,652)	(2,039)	(1,566)
Proceeds from disposition of assets	39,795	94	774
Cash paid for acquisitions	—	(5,259)	—
Change in environmental escrow	607	(1)	—
Net collections on notes and land contracts receivable	2,575	76	1,879

Net cash provided from (used in) investing activities	40,325	(7,129)	1,087
Cash Flows From Financing Activities:
Net proceeds from (payments on) bank line of credit	6,881	(3,550)	2,380
Net (payments on) proceeds from debt	(17,081)	7,780	(3,198)
Distributions and net intercompany payments	(34,499)	(2,545)	(12,036)

Net cash (used in) provided from financing activities	(44,699)	1,685	(12,854)

Net Increase (Decrease) in Cash and Cash Equivalents	246	(260)	(804)
Cash and Cash Equivalents—Beginning	374	634	1,438

Cash and Cash Equivalents—Ending	$620	$374	$634

Supplemental Information:
Cash paid during the year for interest	$1,124	$1,268	$1,181

Noncash investing and financing activities—Note receivable arising from sale assets	$—	$—	$1,400

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

1.	Organization and Nature of Business

Atlas Oil Retail (“Retail”) distributes motor fuel to retail customers, operates retail fuel outlets and convenience stores and leases retail fuel outlets and convenience store locations to third parties under long-term leases. Retail operates in Michigan, Indiana, Illinois and Ohio. The accompanying financial statements of Retail are the combined financial statements of B&R Oil Company, Inc. (“B&R”) and certain carved out operations of Atlas Oil Company (“Atlas”), entities affiliated through common control by Atlas. The carve-out operations include all revenues, costs, expenses, assets and liabilities directly attributable to sales to retail customers as well as Atlas’ retail fuel outlet and convenience store operations. Activities, assets and liabilities related to Atlas’ wholesale operations to commercial customers and its miscellaneous service division are excluded from these combined financial statements. Certain assets, liabilities and expenses have been allocated based on the most relevant allocation method available, primarily using relative percentages of revenue or relative percentages of headcount. Additional allocation methods are described in the following notes to the financial statements.

Management believes the assumptions and allocations underlying the financial statements are reasonable. As described in Note 18, Retail was sold in January 2015.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements reflect Retail’s historical financial position as of December 31, 2014 and 2013, and the results of operations, changes in equity and cash flows for the years ending December 31, 2014, 2013 and 2012. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Revenue Recognition

Sales revenue is recognized on retail sales when motor fuel is pumped from Retail’s fuel outlets and upon transaction completion for convenience store sales. Sales revenue from distributions of motor fuel is recognized upon delivery to retail fuel outlets operated by third parties. Rental income is recognized over the term of the leases on a straight-line basis. Revenue and gains from property sales are either recognized at the time the note or land contract receivable is executed and collectibility is reasonably assured or deferred if the buyer has not made an adequate initial investment in accordance with US GAAP requirements. Gains resulting from periodic sales of property and equipment held for retail operations are recognized in operating income.

Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Retail has assessed that its notes receivable and land contracts receivable are fully collectible. It is reasonably possible that Retail’s estimate of collectibility of the trade accounts receivable and notes and land contracts receivable could change in the near term.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

2.	Summary of Significant Accounting Policies—Continued

Cash and Cash Equivalents

Retail considers all investments with an original maturity of three months or less to be cash equivalents.

Trade Accounts Receivable

Trade accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all unpaid invoices. In addition, a general valuation allowance is established for other accounts receivable based on historical loss experience. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. The allowance for doubtful accounts for trade accounts receivable balances was approximately $0.5 million and $0.3 million at December 31, 2014 and 2013, respectively.

Fuel Taxes Refundable

Fuel tax refundable represents refundable taxes. All taxes paid on motor fuel by Retail are either passed on to the customer or refundable by state tax authorities.

•	Refundable taxes represent taxes Retail paid on motor fuel sold to tax-exempt customers, which are refundable from the state.

•

Taxes in inventory represent taxes paid on motor fuel that has not been sold to customers. Once sold to customers, the motor fuel taxes are considered refundable by the state or customer, depending on the tax status of the customer.

•	Accrued taxes represent unpaid taxes on motor fuel sold to customers.

The net amount of these accounts is recorded as a receivable and refundable amounts are generally applied toward taxes owed on future motor fuel purchases.

Notes and Land Contracts Receivable

Notes and land contracts receivable consist of financing provided by Retail related to property and equipment sold to third parties. The receivables are stated at face values and adjusted for impairment in the period during which the conditions giving rise to an impairment occur. The notes and land contracts receivable are collateralized by specific land, buildings and equipment and Retail retains title to the underlying properties related to the land contracts receivable until all required payments are collected. Interest is earned based on the principal balance outstanding and the contractual terms of the agreements. Fees and costs of executing these contracts are expensed when incurred.

Management monitors payment histories, collateral values, and the existence of guarantors as credit indicators. Notes and land contracts receivable are placed on nonaccrual status when payments are past due based on contractual terms of the agreement. Retail has no allowance for these notes receivable as any note deemed delinquent is restructured to allow for continuation of the payments due. There is no loss incurred in the restructuring of these notes.

The holders of any delinquent note not willing to restructure their notes are subjected to the legal process to repossess the land and real property. When reacquired, the land and real property are recorded at the

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

2.	Summary of Significant Accounting Policies—Continued

remaining contract value, net of any deferred gain. No depreciation is taken on the reacquired real property as it is considered not-in-service. Impairment of these delinquent notes is determined on a case-by-case basis dependent upon third-party appraisal values and Retail’s estimate of its ability to resell the land and real property above recorded cost as stated above. There was no impairment recognized on these notes receivable for the years ended December 31, 2014, 2013 and 2012.

At December 31, 2013, Retail had one land contract in foreclosure which was sold in 2014 as part of the sale of assets described in Note 18. No loss was incurred in this sale.

Inventory

Inventory is stated at the lower of cost or market value. Cost is determined using a weighted-average cost method. Motor fuel inventory consists of motor fuel located in company owned retail fuel outlets, as well as motor fuel held in retail fuel outlets owned by third parties that sell motor fuel on behalf of Retail and receive a commission for providing this service.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred. Included in equipment are certain assets that are financed through capital leases. The amortization of the underlying equipment cost for these capital leases is included in depreciation expense. Equipment also includes items at retail fuel outlets owned by third parties, installed under the terms of fuel supply agreements. These items are depreciated over the shorter of their useful lives or the term of the supply agreement.

Intangible Assets

Acquired identifiable intangible assets, including fuel supply agreements, subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets (primarily the term of the fuel supply agreement). Intangible assets are reviewed for potential impairment at least annually or whenever events or circumstances indicate that carrying amounts may not be recoverable. Management believes there are no impairments of these assets as of and for the years ended December 31, 2014, 2013 and 2012.

Station Deposits

Retail collects cash deposits from certain retail fuel outlets under the terms of fuel supply agreements.

Asset Retirement Obligations

Retail’s practice is to keep assets in operating condition through routine repair and maintenance of component parts in the ordinary course of business and by continuing to make improvements based on technological advances. As a result, these assets have no expected settlement or retirement date requiring expected asset retirement expenditures.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

2.	Summary of Significant Accounting Policies—Continued

Income Taxes

Atlas and B&R have elected to be taxed as S Corporations under the provisions of the Internal Revenue Code. Generally, the income of an S Corporation is not subject to federal income tax at the corporate level, but rather the stockholders are required to include a pro-rata share of the corporation’s taxable income or loss in their personal income tax returns, irrespective of whether dividends have been paid. Accordingly, no provision for federal income taxes has been made in the accompanying combined financial statements.

Subsequent Events

The combined financial statements and related disclosures include evaluation of events up through and including April 23, 2015, which is the date the combined financial statements were available to be issued.

3.	Acquisition and Sale of Assets

Acquisition

In June 2013, Atlas acquired all of the assets and assumed all of the liabilities of C&H Land Company, LLC for $11.1 million. The acquisition was funded primarily through bank debt. All assets acquired and liabilities assumed pertained to the non-retail operations of Atlas, with the exception of supply contracts, which have been allocated to Retail.

The allocation of the purchase price for Atlas was as follows (in thousands):

Assets Acquired:
Accounts Receivable	$650
Other Assets	35
Land and vehicles	9,594
Intangible assets	5,259

Total Assets Acquired	15,538
Liabilities Assumed:
Security deposits	638

Net Assets Assumed	14,900
Gain Recognized by Atlas	3,799

Purchase Price	$11,101

Sale of Assets

On May 20, 2014, Retail closed two separate asset sale transactions at an aggregate price of approximately $56.9 million. The assets sold included land contracts, promissory notes, land, buildings, equipment and supply contracts (total of approximately $22.6 million net book value). Retail recorded a gain of approximately $34.3 million during 2014 as a result of the transactions. As a result of the sale, Atlas was required to repay related long-term debt in the amount of approximately $9.8 million.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

4.	Inventory

Inventory consists of the following (in thousands):

	December 31,
	2014	2013
Motor fuel	$2,183	$4,641
Convenience store merchandise and supplies	307	852

Total inventory	$2,490	$5,493

5.	Notes and Land Contracts Receivable

Notes and land contracts receivable consist of financing provided by Retail related to retail fuel outlet sales. The notes and land contracts receivable bear interest at variable and fixed rates with effective rates ranging from 6% to 12% as of December 31, 2014 and mature through 2024. Notes and land contracts receivable consist of the following (in thousands):

	December 31,
	2014	2013
Notes receivable	$1,349	$599
Land contract receivable	2,084	5,409

Total	3,433	6,008
Less current portion	2,048	1,487

Noncurrent portion	$1,385	$4,521

Future maturities of notes and land contracts receivable are as follows (in thousands):

2015	$2,048
2016	1,095
2017	172
2018	20
2019	22
Thereafter	76

Total	$3,433

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

6.	Property and Equipment

Property and equipment are as follows (in thousands):

	December 31,
	2014	2013
Land	$1,029	$1,267
Buildings	6,526	9,487
Branded equipment	3,773	5,052
Machinery and equipment	8,670	9,923
Transportation equipment	1,317	1,333
Furniture and fixtures	245	298
Leasehold improvements	8,596	8,718
Construction-in-progress	2,408	809

Total cost	32,564	36,887
Accumulated depreciation	(20,825)	(21,270)

Property and equipment, net	$11,739	$15,617

Depreciation expense was $2.1 million, $2.3 million and $2.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Property and equipment (retail fuel outlets) with a total cost of $10.8 million and $11.7 million and a carrying amount of $4.9 million and $5.5 million at December 31, 2014 and, 2013, respectively, is being leased to others.

Construction-in-progress represents expenditures for assets that have not been placed in service. No depreciation expense will be taken on these assets until they are placed in service. Future remaining commitments to place these assets into service as of December 31, 2014 amount to approximately $0.7 million.

7.	Intangible Assets

Intangible assets of Retail are summarized as follows (in thousands):

	December 31,		Amortizable Life -Years
	2014	2013
Amortized intangible assets—Fuel supply contracts, net	$7,939	$10,187	5-20

Retail recorded amortization expense in 2014, 2013 and 2012 of $1.2 million, $1.2 million and $1.0 million, respectively. Accumulated amortization of identifiable intangible assets was $8.3 million and $7.5 million at December 31, 2014 and 2013, respectively.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

7.	Intangible Assets—Continued

Estimated amortization expense is as follows (in thousands):

2015	$1,191
2016	1,002
2017	954
2018	858
2019	810
Thereafter	3,124

Total	$7,939

8.	Revolving Credit Facility

Atlas is party to a revolving credit facility with a bank (the “Atlas Credit Facility”), as part of a Master Credit Agreement (the “Master Credit Agreement”), which includes various term debt (see Note 9). The Atlas Credit Facility bears interest at the borrower’s option of either (a) 1-month LIBOR plus 1.75% or 2.75% based on the senior leverage ratio or (b) a base rate (which is the higher of prime interest rate or federal funds rate) plus 0.75% or 1.75% based on the senior leverage ratio (effective rate of approximately 2.16% at December 31, 2014). Borrowings are limited to 85% of eligible accounts receivable plus the lesser of (a) 60% of eligible inventory or (b) up to $12.0 million. The borrowings are collateralized by substantially all assets of Atlas and are due in September 2018. Under the Atlas Credit Facility, Atlas is subject to certain covenants, as discussed in Note 9. The balance outstanding on the Atlas Credit Facility has been allocated to Retail based on required repayments, as disclosed in Note 9. The balances outstanding due to the bank by Atlas were $25.5 million and $23.6 million as of December 31, 2014 and 2013, respectively.

9.	Long-term Debt

As discussed in Note 1, the combined financial statements represent the activity of B&R and certain carved out operations of Atlas. Long-term debt included in these combined financial statements includes debt specifically associated with B&R as well as amounts allocated to Retail from Atlas based on the amount of debt required to be repaid as a result of dispositions of property in 2014 (see Note 9) and the sale of the retail operations to Empire Petroleum Partners, LLC in 2015 (see Note 18). Long-term debt of Retail is summarized as follows (in thousands):

	Year Ended December 31,
	2014	2013
Master Credit Agreement

Bank term loan A, payable in monthly principal installments of $88.3 thousand plus interest at the borrower’s option of either (a) one-month LIBOR plus 2.50% or 3.00% based on the senior leverage ratio or (b) a base rate (which is the higher of prime interest rate or federal funds rate) plus 1.50% or 2.00%, based on the senior leverage ratio (effective rate of approximately 2.16% at December 31, 2014). The note is collateralized by substantially all assets of Atlas and is due in December 2015. The total balances outstanding due to the bank by Atlas were $8.5 million and $11.5 million as of December 31, 2014 and 2013, respectively	$6,768	$9,105

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

9.	Long-term Debt—Continued

	Year Ended December 31,
	2014	2013
Bank term loan B, payable from time to time so that the outstanding principal amount shall not exceed certain reduced limits that reset on a semiannual basis (which as of December 31, 2013 was $32.5 million) plus interest at the borrower’s option of either (a) one-month LIBOR plus 2.50% to 3.00% or (b) a base rate (which is the higher of prime interest rate or federal funds rate) plus 1.50 to 2.00% based on the senior leverage ratio (effective rate of approximately 2.16% at December 31, 2014). The increase to the LIBOR or base rate is based on aggregate outstanding balance of term loan B. The note is collateralized by substantially all assets of Atlas and is due in September 2018. The total balances outstanding due to the bank by Atlas were $16.8 million and $32.5 million as of December 31, 2014 and 2013, respectively	5,000	19,387

Total	11,768	28,492

Subordinated Notes Notes payable to various equipment lenders, bearing interest at rates ranging from 5.34% to 5.47%, maturing through 2017, collateralized by specific Retail equipment	70	95

Note payable to fuel supplier, subordinated to the credit agreements with the banks, is payable in quarterly installments of $159.5 thousand, including interest at 10% through September 30, 2020. The note includes a business guaranty by Atlas and B&R’s commitment to purchase motor fuel from that motor fuel supplier. See Note 14	2,848	3,180

Total	14,686	31,767
Less current portion	9,123	4,121

Noncurrent portion	$5,563	$27,646

Under certain terms of the Master Credit Agreement, Atlas is permitted to make scheduled principal and interest payments on the subordinated debt.

The balance of the outstanding debt matures as follows (in thousands):

2015	$9,123
2016	1,026
2017	1,057
2018	2,343
2019	544
Thereafter	593

Total	$14,686

The Master Credit Agreement contains certain restrictive loan covenants, including minimum tangible net worth, fixed charge ratio and leverage ratio covenants.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

10.	Minimum Future Rentals Receivable

Retail leases certain retail fuel outlet properties to independent third-party operators. Minimum future rentals to be received on noncancellable operating leases for each of the next five years and thereafter as of December 31, 2014 are as follows (in thousands):

2015	$984
2016	971
2017	955
2018	928
2019	892
Thereafter	5,583

Total	$10,313

11.	Retirement Plans

Atlas maintains a retirement plan for substantially all employees established pursuant to Internal Revenue Code Section 401(k). Terms of the plan require an employer match of employee contributions equal to 50% of employee contributions up to a maximum of 6% of the participating employee’s compensation. Expense allocated to Retail for the years ended December 31, 2014, 2013 and 2012 was approximately $23.0 thousand, $34.0 thousand, and $29.0 thousand, respectively.

12.	Operating Leases

Retail is obligated under certain third party operating leases for an office building, retail fuel outlets, office equipment, and delivery equipment. Total rent expense under these leases was $1.1 million, $2.1 million and $2.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. Minimum future rental commitments for each of the next five years and thereafter as of December 31, 2014 are as follows (in thousands):

2015	$667
2016	640
2017	536
2018	539
2019	545
Thereafter	5,227

Total	$8,154

13.	Related Party Transactions

Retail conducted various operations from premises leased from entities related through common ownership as well as other related parties. The lease agreements required Retail to make monthly lease payments, plus taxes, insurance and maintenance on the property. Annual rent expense was approximately $0.5 million, $1.2 million and $1.0 million for 2014, 2013 and 2012, respectively. All of the properties leased from related parties were sold during 2014 to unrelated entities. As such, there are no future commitments related to these premises.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

14.	Contingencies and Commitments

Under the terms of a three-year contract ending February 28, 2013, Atlas (including Retail) was required to purchase a total of approximately 79 million gallons of motor fuel. This contract was extended for an additional three years expiring on February 28, 2016. Under the extended contract, Atlas is required to purchase approximately 75 million gallons of motor fuel over the three-year life of the agreement. Management intends to fulfill the commitment. Atlas receives volume rebates on its purchases that are expected to cover substantially all principal and interest on the motor fuel supplier note disclosed in Note 9 with a balance of $2.8 million at December 31, 2014.

Atlas (including Retail) has entered into a commitment to purchase a total of approximately 86 million gallons of motor fuel annually through 2023 from another motor fuel supplier. If the purchase commitment is not met, the supplier could force repayment of a portion of motor fuel rebates previously paid to Atlas ($0.015 per gallon for each gallon short of the minimum number of gallons Atlas has committed to purchase). Management intends to fulfill the agreement.

If Atlas fails to meet its purchase commitments, the motor fuel suppliers have the right to refuse further shipments of motor fuel or the supplier may increase the price of motor fuel until Atlas meets the minimum purchase requirements.

Certain legal actions arising in the ordinary course of business have been filed or are pending against Atlas and Retail. While these actions involve matters for which the ultimate liability, if any, has not been determined, management does not expect the outcomes to have a material adverse effect on Retail’s financial position.

In addition, in the ordinary course of business, Retail may be subject to environmental claims. Management has assessed the impact of such matters and does not believe any obligations exist that will have a material adverse effect on Retail’s financial position. Atlas’ lender required an escrow funds for environmental matters (this requirement ended as of December 31, 2014, at which time the funds were returned). Escrow funds earned interest and were disbursed to fund environmental liabilities.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

15.	Allocation of Expenses

General and administrative expenses in the combined statement of operations include various corporate expenses incurred by Atlas which have been allocated specifically to Retail. These expenses have been allocated based on an estimated headcount of employees dedicated to the specific business units within Atlas, which include Retail. Total expenses incurred by Atlas were approximately $9.9 million, $9.3 million and $9.3 million during 2014, 2013 and 2012, respectively. The following summarizes the allocations of expenses from Atlas to Retail for the years ended December 31, 2014, 2013 and 2012 (in thousands):

	Year Ended December 31,
	2014	2013	2012
Wages, including payroll taxes and benefits	$1,274	$1,343	$1,343

Operating expenses
Advertising and promotion	28	—	—
Rent and lease	45	16	16
Utilities expense	33	35	35
State and local taxes	15	134	134
Office repairs and maintenance	23	40	40
Office expense	46	84	84
IT and communication expense	220	201	201
Recruiting and training	106	79	79
Bank fees	134	87	87
Accounting fees	51	25	25
General insurance	28	19	19
Licenses, fees, and permits	4	11	11
Home office rent	117	197	197
Other	6	13	13

Total operating expenses	856	941	941

Total	$2,130	$2,284	$2,284

16.	Information About Variable Interest Entity

Retail sold one of its facilities to an affiliated company, 1849 Cline Ave., LLC (“Cline”), an entity owned by Atlas’ majority shareholder. Cline was formed for the purpose of acquiring the site from Retail at net book value, and leasing it back to Retail. As a result of the transaction, Cline entered into a promissory note agreement with Retail for $1.4 million due in monthly installments of approximately $10.9 thousand, including interest payable at prime rate plus 2.0%.

Cline was considered to be a variable interest entity because its sole property was acquired from Retail. Furthermore, Cline’s sole property was leased by Retail, and was therefore the primary source of resources to service Cline’s obligations. Cline sold all of its assets to an unrelated entity during 2014, at which time the entity was no longer considered a variable interest of Retail.

As a result, Cline has been included in the combined financial statements as a consolidated variable interest entity. All intercompany transactions have been eliminated in the combined financial statements.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

16.	Information About Variable Interest Entity—Continued

Included in the combined balance sheet as of December 31, 2014 and 2013 are the following amounts related to Cline (in thousands):

	December 31,
	2014	2013
Assets
Current Assets—Cash	$—	$23
Property and Equipment—Net	—	558
Deposits and other assets	—	206

Total assets	$—	$787

Liabilities
Current Liabilities—Current portion of long-term debt	—	48
Long-term Debt—Net of current portion	—	1,148

Total liabilities	—	1,196
Equity	—	(409)

Total liabilities and equity	$—	$787

Included in the combined statement of operations for the years ended December 31, 2014, 2013, and 2012 are the following amounts related to Cline (in thousands):

	Year Ended December 31,
	2014	2013	2012
Revenue—Rental income	$121	$358	$369
Cost of Sales
Operating expenses	92	262	293
Gain on sale of property and equipment	(720)	—	—

Total cost of sales	(628)	262	293

Gross Profit/Income from Operations	749	96	76
Other Expense—Interest expense	32	85	89

Net Income	$717	$11	$(13)

17.	Equity

Common stock consists of authorized shares, no par value stock of B&R. As of December 31, 2014 and 2013, there were 1,000 shares issued, 100 of which were outstanding.

The Atlas Oil Intercompany component of equity includes all intercompany balances and transactions between Retail and Atlas. The net changes in these balances are reflected as net intercompany payments.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

18.	Subsequent Events—Sale of Assets

On January 15, 2015, Atlas sold substantially all the assets of Retail’s operations to Empire Petroleum Partners, LLC in exchange for consideration of approximately $82 million, net of $2 million of debt assumption and $1.1 million of dealer deposits. The purchase price consisted of $50 million in cash and $32 million of equity in Empire.

In conjunction with this sale transaction, the Master Credit Agreement was amended to specify required payments of debt from the proceeds of the sale. The mandated payments were as follows (in thousands):

Term Loan A	$6,768
Term Loan B	5,000
Revolving Credit Loan	6,881

Total	$18,649

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED FINANCIAL STATEMENTS

FOR THE TEN MONTHS ENDED

OCTOBER 31, 2014 AND YEARS ENDED

DECEMBER 31, 2013 AND 2012

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

CST Brands, Inc.

We have audited the accompanying combined financial statements of CST Brands, Inc. Retail Operations Sold to Empire Petroleum Partners, LLC, which comprise the balance sheet as of October 31, 2014 and December 31, 2013, and the related statement of operations, equity and cash flows for the period ended October 31, 2014 and years ended December 31, 2013 and 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of CST Brands, Inc. Retail Operations Sold to Empire Petroleum Partners, LLC as of October 31, 2014 and December 31, 2013, and the related statement of operations, equity and cash flows for the period ended October 31, 2014 and years ended December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran PLLC

April 27, 2015

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED BALANCE SHEET

(Thousands of Dollars)

	October 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash	$62	$65
Inventories (Note 5)	3,622	4,271

Total current assets	3,684	4,336
Property and equipment, net (Note 6)	16,595	17,947
Goodwill (Note 7)	301	301

Total assets	$20,580	$22,584

LIABILITIES AND EQUITY
Current liabilities:
Accrued property taxes	$433	$194
Asset retirement obligation (Note 8)	79	96

Total current liabilities	512	290
Asset retirement obligation, net of current portion (Note 8)	2,663	2,523

Total liabilities	3,175	2,813
Equity	17,405	19,771

Total liabilities and equity	$20,580	$22,584

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED STATEMENT OF OPERATIONS

(Thousands of Dollars)

	Ten Months Ended October 31,	Year Ended December 31,
	2014	2013	2012
Revenues:
Motor fuel	$117,911	$153,304	$171,253
Merchandise and other	25,928	30,541	31,767

Total revenues	143,839	183,845	203,020

Cost of sales:
Motor fuel	111,728	148,062	165,803
Merchandise and other	17,964	21,280	21,926

Total cost of sales	129,692	169,342	187,729

Gross profit	14,147	14,503	15,291

Operating expenses:
Payroll	5,221	6,008	6,081
Other operating expenses	4,095	4,870	5,286
General and administrative expenses	1,340	1,124	938
Depreciation and accretion expense	1,558	1,956	2,163

Total operating expenses	12,214	13,958	14,468

Income from operations	1,933	545	823
Interest expense	463	584	627

Income (loss) before income tax expense	1,470	(39)	196
Income tax expense (recovery) (Note 11)	564	(15)	75

Net income (loss)	$906	$(24)	$121

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED STATEMENT OF EQUITY

FOR THE TEN MONTHS ENDED OCTOBER 31, 2014, AND YEARS ENDED

DECEMBER 31, 2013 AND 2012

(Thousands of Dollars)

Balance as of December 31, 2011	$21,401
Net income	121
Net distributions	(1,373)

Balance as of December 31, 2012	20,149
Net loss	(24)
Net distributions	(354)

Balance as of December 31, 2013	19,771
Net income	906
Net distributions	(3,272)

Balance as of October 31, 2014	$17,405

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED STATEMENT OF CASH FLOWS

(Thousands of Dollars)

	Ten Months Ended October 31,	Year Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net income (loss)	$906	$(24)	$121
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	1,435	1,812	2,027
Accretion expense	123	144	136
Changes in operating assets and liabilities that provided (used) cash:
Inventory	649	(668)	(268)
Accrued property tax	239	(373)	(39)

Net cash provided by operating activities	3,352	891	1,977
Cash flows from investing activities—Purchase of property and equipment	(83)	(238)	(591)

Cash flows from financing activities—Distributions	(3,272)	(655)	(1,373)

Net (decrease) increase in cash	(3)	(2)	13
Cash at beginning of period/year	65	67	54

Cash at end of period/year	$62	$65	$67

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Organization and Description of Business

CST Brands, Inc. (“CST”) was incorporated in 2012 in contemplation of the separation and distribution of Valero Energy Corporation’s (“Valero”) retail business. In accordance with the separation and distribution agreement, the two companies were separated on May 1, 2013. CST is one of the largest independent retailers of motor fuel and convenience merchandise in the U.S. and eastern Canada and trades on the New York Stock Exchange under the symbol “CST.” For ease of reference, the business is referred to as CST for all periods presented.

In the fourth quarter of 2014, CST sold 41 of its convenience store operations and related assets to Empire Petroleum Partners LLC (“Empire”), the accounting predecessor of Empire Petroleum Partners, LP. These convenience stores included 28 stores located in Texas and 13 stores in Colorado.

The accompanying combined financial statements present the financial position and results of operations of the 41 convenience stores sold by CST to Empire (“the Carve-out Sites”). References to “we,” “our,” “us,” and similar expressions refer to the convenience store operations sold by CST to Empire.

The Carve-out Sites generate revenue from the sale of motor fuel and convenience merchandise and services at convenience stores located in Texas and Colorado.

Note 2. Basis of Presentation

These combined financial statements reflect the historical financial position, results of operations and cash flows of the Carve-out Sites for the periods presented, as the Carve-out Sites were historically managed within CST. The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of CST. The combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The combined financial statements of the Carve-out Sites may not be indicative of the Carve-out Sites’ future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had the Carve-out sites been operated independently during the periods presented. There are no intercompany transactions or balances between stores within the Carve-out Sites.

The combined financial statements include expense allocations for certain functions provided by CST, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance, utilities, and executive compensation. These allocated costs are included within general and administrative expenses and other operating expenses in the combined statements of operations. The combined financial statements also include expense allocations for interest related to debt held by CST and Valero, which are included within interest expense in the combined statements of operations. These expense amounts have been allocated to the Carve-out Sites based on their pro-rata portion of either total CST revenues or total CST revenues in the United States. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or for the benefit received by the Carve-out Sites during the periods presented. The allocations may not, however, reflect the expenses the Carve-out Sites would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Carve-out Sites had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. After the respective sale dates for each of these stores, CST no longer provided any type of services to the Carve-out Sites.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 3. Concentration Risk

Valero supplied all of the motor fuel for resale by the Carve-out Sites during the periods presented. During the ten months ended October 31, 2014, and years ended December 31, 2013 and 2012, the Carve-out Sites sold 35.0 million gallons, 45.7 million gallons and 50.0 million gallons, respectively, of motor fuel, all of which was purchased by CST from Valero.

Motor fuel purchases are recorded as a component of cost of sales based on price formulas that vary from terminal to terminal. The actual prices paid typically change daily, based on market fluctuations of wholesale motor fuel prices in the geographic locations where we purchase our motor fuel for resale.

No customers are individually material to the Carve-out Sites.

Note 4. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results and outcomes could differ from those estimates and assumptions. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates and assumptions.

Cash

Cash represents cash on hand at the Carve-out Sites. CST has a centralized cash management system in the United States and no cash deposits or credit card receipts are recorded at the individual store level. Through this centralized cash system, CST funded our operating and investing activities directly as needed. Accordingly, cash held by CST outside of the stores was not allocated, and trade accounts receivable and accounts payable are not included on the balance sheet. We reflect transfers of cash to and from the CST cash management system as a component of equity on our combined balance sheet and as a financing activity in our combined statement of cash flows. We did not include any interest income on the net cash transfers to CST.

Inventories

Inventories are carried at the lower of cost or market value. The cost of supplies and convenience store merchandise is determined principally under the weighted-average cost method. The cost of motor fuel inventories is determined under the last-in, first-out (“LIFO”) method using the dollar-value LIFO method, with any increments valued based on average purchase prices for the year. No provision for potentially slow moving or obsolete inventories has been made. See Note 5 for additional information.

Property and Equipment

The cost of property and equipment purchased or constructed, including betterments of property assets, is capitalized. The cost of repairs and normal maintenance of property and equipment is expensed as incurred. Betterments of property and equipment are those which extend the useful lives of the property and equipment or improve the safety of our operations. Betterments also include additions to and enlargements of our retail sites.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

The cost of property and equipment constructed includes interest and certain overhead costs allocable to the construction activities.

When property and equipment are retired or replaced, the cost and related accumulated depreciation are eliminated, with any gain or loss reflected in depreciation and accretion expense, unless such amounts are reported separately due to materiality.

Depreciation of property and equipment is recorded on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the related assets.

See Note 6 for additional information regarding our property and equipment.

Goodwill

Goodwill represents the excess of cost over the fair value of assets of businesses acquired. See Note 7 for further discussion. Goodwill is not amortized, but instead is tested for impairment at the reporting unit level at least annually, and tested for impairment more frequently if events and circumstances indicate that the goodwill might be impaired. CST’s annual impairment test of goodwill is performed as of the first day of the fourth quarter of its fiscal year. No impairment charge was recognized during the period ending October 31, 2014, and the year ending December 31, 2013.

Asset Retirement Obligation

We record a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to remove underground storage tanks (“USTs”) used to store motor fuel at owned and leased retail sites at the time we incur that liability, which is generally when the UST is installed. We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset. We depreciate the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the estimated remaining life of the UST. Accretion expense is reflected in depreciation and accretion expense. We base our estimates of the anticipated future costs for removal of a UST on our prior experience with removal. Removal costs include the cost to remove the USTs, soil remediation costs resulting from the spillage of small quantities of motor fuel in the normal operations of our business and other miscellaneous costs. We review our assumptions for computing the estimated liability for the removal of USTs on an annual basis. Any change in estimated cash flows is reflected as an adjustment to the liability and the associated asset. See Note 8 for additional information.

Revenue Recognition

Revenues are recorded upon delivery of the products to our customers, which is the point at which title to the products is transferred, and when payment has either been received or collection is reasonably assured.

Shipping and Handling Costs

Costs incurred for the shipping and handling of motor fuel and convenience store merchandise are included in inventories, and therefore, reflected in cost of sales when the related items are sold.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Lease Accounting

Three of the Carve-out Sites are leased under noncancelable operating leases, whose initial terms are typically 10 to 20 years, along with options that permit renewals for additional periods. Rent is expensed on a straight-line basis over the term of the lease including renewal periods that are reasonably assured at the inception of the lease. We are typically responsible for payment of real estate taxes, maintenance expenses and insurance related to leased properties.

Income Taxes

Our results of operations have historically been included in CST’s or Valero’s federal income tax returns, as well as state income tax returns filed in Colorado and Texas. The income tax amounts reflected in the accompanying combined carve-out financial statements have been allocated based on taxable income directly attributable to the Carve-out Sites, resulting in a stand-alone presentation. We believe the assumptions underlying the allocation of income taxes are reasonable. However, the amounts allocated for income taxes in the accompanying combined carve-out financial statements are not necessarily indicative of the amount of income taxes that would have been recorded had the Carve-out Sites been operated as a separate, stand-alone entity. See Note 11 for additional information.

Merchandise Vendor Allowances and Rebates

We receive payments for vendor allowances and volume rebates from various suppliers of convenience store merchandise. Our accounting practices are as follows:

•	Vendor allowances for price markdowns are credited to cost of sales during the period the related markdown is realized.

•	Volume rebates of merchandise are recorded as reductions to cost of sales when the merchandise qualifying for the rebate is sold.

•	Slotting and stocking allowances received from a vendor are recorded as a reduction to cost of sales over the period covered by the agreement.

The recording of vendor allowances and rebates does not require us to make any significant estimates.

Cost of Sales

We include in our cost of sales all costs we incur to acquire motor fuel and merchandise, including the costs of purchasing, storing and transporting inventory prior to delivery to our customers. The cost of convenience store merchandise is determined principally under the weighted-average cost method. We account for our motor fuel inventory under the LIFO method.

Motor Fuel Taxes

We collect motor fuel taxes, which consist of various pass through taxes collected from customers on behalf of taxing authorities, and remit such taxes directly to those taxing authorities. All other motor fuel sales and cost of sales include motor fuel taxes as the taxes are included in the cost paid for the motor fuel.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Financial Instruments

Our financial instruments are comprised solely of cash. The carrying amount of cash is equal to fair value.

Note 5. Inventories

Inventories consisted of the following (in thousands):

	October 31, 2014	December 31, 2013
Convenience store merchandise	$2,249	$2,461
Motor fuel	1,373	1,810

Inventories	$3,622	$4,271

As of October 31, 2014 and December 31, 2013, the replacement cost (market value) of our U.S. motor fuel inventories exceeded their LIFO carrying amounts by approximately $0.6 million and $0.7 million, respectively.

Note 6. Property and Equipment

Major classes of property and equipment consisted of the following (in thousands):

	October 31, 2014	December 31, 2013
Land	$7,200	$7,200
Retail site buildings	6,367	6,368
Leasehold improvements	1,983	2,060
Equipment and signage	14,838	15,002

Property and equipment, at cost	30,388	30,630
Accumulated depreciation	(13,793)	(12,683)

Property and equipment, net	$16,595	$17,947

Equipment and signage in the table above consists primarily of the equipment at our retail sites, such as car wash equipment, fuel tanks, coolers, freezers and computer equipment, signage and assets related to our asset retirement obligations.

Depreciation expense related to the Carve-out Sites for the ten months ended October 31, 2014 and years ended December 31, 2013 and 2012 was $1.4 million, $1.8 million and $2.0 million, respectively.

Note 7. Goodwill

Goodwill represents the excess of cost over the fair value of assets of businesses acquired. Goodwill recorded on the balance sheet of the Carve-out Sites relates to CST’s 2012 acquisition of The Crackerbox, LLC (“Crackerbox”). After finalizing the purchase accounting for this acquisition in 2013, CST assessed the reporting unit definitions in accordance with ASC 350 Intangibles—Goodwill and Other, and determined that goodwill in its U.S. segment should be tested for impairment by three geographic regions, based primarily on how the U.S. segment is organized and managed. Goodwill was allocated to the Carve-out Sites that were located in the same geographic region as the retail sites acquired in the Crackerbox acquisition based on proportionate cash flows.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

The annual impairment test of goodwill was performed as of the first day of the fourth quarter of CST’s fiscal year. In performing CST’s annual impairment analysis, ASC 350–20, Intangibles–Goodwill and Other, allows us to use qualitative factors to determine whether it is more likely than not (likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, including goodwill. After assessing the totality of events and circumstances (primarily that our capital structure as an independent, publicly traded company was based on current market conditions and estimated fair values as of the date of the impairment assessment while our net assets retained the historical book basis of Valero’s retail business prior to the spin-off), we determined that it was more likely than not that the fair value of our reporting unit exceeded its carrying amount and therefore goodwill was not impaired in 2014 or 2013. There was no goodwill recorded at December 31, 2012 as the purchase accounting for the Crackerbox acquisition had not yet been finalized.

Note 8. Asset Retirement Obligations

We have asset retirement obligations for the removal of USTs at owned and leased retail sites. There is no legal obligation to remove USTs while they remain in service. However, environmental laws in the U.S. require that USTs be removed within one to two years after the USTs are no longer in service, depending on the jurisdiction in which the USTs are located. We have estimated that USTs at our owned retail sites will remain in service approximately 30 years and that we will have an obligation to remove those USTs at that time. For our leased retail sites, our lease agreements generally require that we remove certain improvements, primarily USTs and signage, upon termination of the lease.

Changes in our asset retirement obligations were as follows (in thousands):

	October 31, 2014	December 31,
		2013	2012
Asset retirement obligations as of beginning of period	$2,619	$2,475	$2,339
Accretion expense	123	144	136

Asset retirement obligations as of end of period	2,742	2,619	2,475
Less current portion	(79)	(96)	(63)

Asset retirement obligations as of end of period	$2,663	$2,523	$2,412

Note 9. Related-Party Transactions

Cost Allocations

The total amount allocated to the Carve-out Sites for overhead cost allocations for each of the ten months ended October 31, 2014 and years ended December 31, 2013 and 2012 was $2.0 million, respectively. These costs are included within general and administrative expenses and other operating expenses in the combined statements of operations. The total amount allocated to the Carve-out Sites for interest expense for the ten months ended October 31, 2014 and years ended December 31, 2013 and 2012 was $0.5 million, $0.6 million and $0.6 million, respectively. These amounts are included within interest expense in the combined statements of operations.

Motor Fuel Purchases

Valero retained a 20% ownership interest in CST from the date of the separation and distribution, May 1, 2013 through November 14, 2013. We consider transactions with Valero to be a related-party through this date.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 10. Leases

We have long-term operating lease commitments for retail sites and related equipment that generally contain renewal options for periods ranging from five to ten years.

As of October 31, 2014, our future minimum lease payments for operating leases having initial or remaining noncancelable lease terms in excess of one year were as follows (in thousands):

Two months ended December 31, 2014	$28
2015	110
2016	98
2017	98
2018	75
2019	44
Thereafter	7

Total minimum rental payments	$460

Rental expense for the ten months ended October 31, 2014 and years ended December 31, 2013 and 2012 was $0.1 million, $0.2 million and $0.2 million, respectively.

Note 11. Income Taxes

As discussed in Note 1, the income tax amounts reflected in the accompanying combined carve-out financial statements have been allocated based on taxable income directly attributable to the carve-out operations, resulting in a stand-alone presentation.

Components of income tax expense (recovery) related to net income were as follows (in thousands):

	Ten Months Ended October 31, 2014	Year Ended December 31,
		2013	2012
U.S. federal	$350	$(14)	$69
U.S. state	214	(1)	6

Income tax expense (recovery)	$564	$(15)	$75

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF

MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

FINANCIAL STATEMENTS

PERIOD FROM NOVEMBER 1, 2013

THROUGH SEPTEMBER 24, 2014

AND YEARS ENDED OCTOBER 31, 2013 AND 2012

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders of

Mansfield Energy Corporation

We have audited the accompanying financial statements of Mansfield Oil Company of Gainesville, Inc., a subsidiary of Mansfield Energy Corporation, Retail Operations (the “Retail Operations”), which comprise the balance sheet as of September 24, 2014, October 31, 2013 and 2012, and the related statements of income and equity and cash flows for the period from November 1, 2013 through September 24, 2014 and the years ended October 31, 2013 and 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mansfield Oil Company of Gainesville, Inc., a subsidiary of Mansfield Energy Corporation, Retail Operations as of September 24, 2014, October 31, 2013 and 2012, and the results of their operations and cash flows for the period November 1, 2013 through September 24, 2014 and the years ended October 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

/s/ Smith & Howard, P.C.

April 27, 2015

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

BALANCE SHEET

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

ASSETS
	September 24, 2014	October 31, 2013	October 31, 2012
Current Assets
Accounts receivable—trade, net of allowance for doubtful accounts of $1,727 in 2014, $298 in 2013 and $173 in 2012	$12,543	$11,895	$10,689
Inventories	1,401	1,463	1,332
Refundable fuel taxes	962	868	1,113
Prepaids and other	66	79	389
Due from parent	—	2,311	1,924

Total Current Assets	14,972	16,616	15,447

Re-imaging, Net	3,621	2,256	1,658
Property and Equipment, Net of Accumulated
Depreciation and Amortization	2,521	2,290	1,985
Other Assets
Intangible assets, net	3,675	—	—
Other	509	160	228

	4,184	160	228

Total Assets	$25,298	$21,322	$19,318

LIABILITIES
Current Liabilities
Accounts payable—trade	$19,036	$19,308	$17,925
Collections for taxing authorities	2,278	1,962	1,339
Accrued expenses and other current liabilities	74	52	54
Due to parent	3,910	—	—

Total Current and Total Liabilities	$25,298	$21,322	$19,318

See accompanying notes to financial statements.

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

STATEMENT OF INCOME AND EQUITY

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

	November 1, 2013 Through September 24, 2014	Years Ended
		October 31, 2013	October 31, 2012
Net Sales	$424,474	$457,244	$463,097
Cost of Sales	418,243	450,827	456,574

Gross Profit	6,231	6,417	6,523
Other Operating Costs and Expenses
Direct selling, general and administrative	6,084	4,145	3,654
Allocated selling, general and administrative	1,674	1,933	1,578

	7,758	6,078	5,232

Net Income (Loss)	(1,527)	339	1,291
Equity at Beginning of Year	—	—	—
Distributions deemed received from (paid to) Parent	1,527	(339)	(1,291)

Equity at End of Year	$—	$—	$—

See accompanying notes to financial statements

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

STATEMENT OF CASH FLOWS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

	November 1, 2013 Through September 24, 2014	Years Ended
		October 31, 2013	October 31, 2012
Reconciliation of Net Income (Loss) to Net Cash Provided (Required) by Operating Activities:
Net Income (Loss)	$(1,527)	$339	$1,291
Adjustments to Reconcile Net Income (Loss) to Net Cash
Provided (Required) by Operating Activities:
Depreciation and amortization	704	517	265
Bad debt expense	1,429	125	52
(Gain) loss on disposal of property and equipment	—	(91)	45
Change in operating assets and liabilities
Accounts receivable	(1,251)	(1,331)	(1,421)
Inventories	62	(131)	(102)
Refundable fuel taxes	(94)	245	(244)
Prepaids and other	13	310	(278)
Reimaging, net	(1,365)	(598)	(415)
Accounts payable—trade	(272)	1,383	1,307
Collections for taxing authorities	316	623	(548)
Accrued expenses and other	22	(2)	(33)

Total Adjustments	(436)	1,050	(1,372)

Net Cash Provided (Required) by Operating Activities	(1,963)	1,389	(81)

Cash Flows from Investing Activities:
Net cash paid for business acquisition	(4,637)	—	—
Acquisitions of property and equipment	(833)	(829)	(1,201)
Proceeds from sales of property and equipment	34	98	33
Collections (issuance) of notes receivable, net	(349)	68	(228)

Net Cash Required by Investing Activities	(5,785)	(663)	(1,396)

Cash Flows from Financing Activities:
(Increase) decrease in due from Parent	2,311	(387)	2,768
Increase in due to Parent	3,910	—	—
Distributions deemed received from (paid to) Parent	1,527	(339)	(1,291)

Net Cash Provided (Required) by Financing Activities	7,748	(726)	1,477

Net Change in Cash	—	—	—
Cash at Beginning of Year	—	—	—

Cash at End of Year	$—	$—	$—

See accompanying notes to financial statements

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE A—BASIS OF CARVE-OUT AND NATURE OF BUSINESS

Basis of Carve-Out and Nature of Business

The accompanying financial statements reflect the carved-out retail operations of Mansfield Oil Company of Gainesville, Inc. (“Mansfield”), a wholly owned subsidiary of Mansfield Energy Corporation (“MEC” or the “Parent”); and are referred to herein as the “Retail Operations.” The accompanying carve-out financial statements of the Retail Operations have been prepared from the historical accounting records of MEC. As the Retail Operations were historically managed and financed as part of a larger group, its accounts have been adjusted to reflect charges for business functions provided by the Parent and its affiliates.

Management made numerous accounting assumptions to carve-out the financial statements of the Retail Operations from those of the Parent. The financial statements include allocations of selling, general and administrative expenses provided by the Parent. These expenses are allocated to the Retail Operations based on an estimate at the beginning of the applicable period and applied consistently throughout the applicable period unless there is a significant change in the allocation base. The allocation of such costs to the Retail Operations is based on a detailed analysis calculated by the Parent’s management based on an estimate of time spent by individual corporate and shared services departments on the Retail Operation activities relative to all other operations. Management believes the assumptions and method used to allocate selling, general and administrative expenses are reasonable. Allocated selling, general and administrative expenses include procurement, sourcing and operations support; treasury, finance and accounting-related services; sales and marketing-related services; information technology services; and legal, human resources and corporate support services.

The Retail Operations distribute motor fuel pursuant to motor fuel supply agreements concentrated in the Southeast region of the United States.

Effective at the close of business on September 24, 2014, the Retail Operations were sold to Empire Petroleum Partners, LLC.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Retail Operations are based on the accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due From/To Parent

The Parent collects cash as the Retail Operations receive it from their customers and provides cash as needed to support the operations of the Retail Operations. Consequently, the accompanying financial statements do not include any cash balances. The Parent maintains a line of credit to finance its operations.

Accounts Receivable

Accounts receivable are carried at the original invoice amount, less an estimate of doubtful receivables, based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries previously written off are recorded as income when received.

Inventories

Gasoline and fuel oil inventories are stated at the lower of cost (first-in, first-out method) or market value.

Re-imaging

The Retail Operations provide re-imaging resources to certain retail fuel outlets that have motor fuel supply agreements with the Retail Operations to improve the retail fuel outlets’ visibility and overall appearance. These re-imaging resources are capitalized and are amortized and reduced by rebates received by Mansfield from suppliers over the life of the motor fuel supply agreement or the estimated life of the resources (typically three years), whichever is less.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation and amortization are provided using both the straight-line and declining-balance methods over the estimated useful life of the property.

Intangibles

During 2014, Mansfield made various asset acquisitions with cash. Based on the retail nature of the customers being acquired and the fair values at the acquisition date, the amount of the purchase price that was allocated to the Retail Operations was approximately $4,637,000, which was comprised of approximately $826,000 in accounts receivable and approximately $3,812,000 in certain customer contracts and customer lists. The Parent has determined that these customer contracts and customer lists have useful lives of 5 years, and recorded approximately $136,000 in amortization expense for the period ending September 24, 2014.

Mansfield periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful lives of the intangibles as well as whether changes have occurred that indicate that the carrying amount of an intangible may not be recoverable based on the undiscounted future cash

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

flows of the intangible. If the carrying amounts of the intangibles are determined to not be recoverable, a write-down to fair value is recorded. Management believes that there has been no impairment of the intangibles as of September 24, 2014.

Income Taxes

MEC and its various Qualified Subchapter S Subsidiaries are taxed under the S-Corporation provisions of the Internal Revenue Code. As such, MEC is generally not liable for federal corporate income taxes on its taxable income. Instead, the stockholders will be liable for individual income taxes on MEC’s taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for federal income taxes.

MEC annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions it takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification.

MEC files both federal and various state income tax returns in the United States. In the normal course of business, MEC is subject to examination by the federal and state taxing authorities. In general, MEC is no longer subject to tax examinations for tax years ending before October 31, 2011.

Concentration of Credit Risk

Financial instruments that potentially subject the Retail Operations to credit risk consist principally of trade receivables. MEC extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers’ financial condition while generally requiring no collateral. Customers that have not been extended credit by MEC are required to pay invoices in advance or post deposits. MEC maintains two credit insurance policies for customers it has identified as a higher risk profile. If liquidity issues arise in the global credit and capital markets, it is at least reasonably possible that changes in risk in the near term could occur which in turn could materially affect the amounts reported in the accompanying financial statements.

Subsequent Events

Management has evaluated subsequent events through the date of this report, which is the date the financial statements were available to be issued.

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE C—PROPERTY AND EQUIPMENT

Property and equipment is classified as follows for the periods ending: (in thousands):

	September 24, 2014	October 31, 2013	October 31, 2012
Machinery and equipment	$10,893	$10,088	$9,487
Transportation equipment	33	33	53
Other	14	8	8

	10,940	10,129	9,548
Less accumulated depreciation	(8,419)	(7,839)	(7,563)

	$2,521	$2,290	$1,985

The Retail Operations recorded depreciation expense of approximately $568,000, $517,000 and $265,000 for the period from November 1, 2013 through September 24, 2014 and for the years ended October 31, 2013 and 2012, respectively.

NOTE D—LINE OF CREDIT

During 2014, the Parent’s financing arrangement with three banks was amended allowing the Parent and its subsidiaries the ability to borrow up to $350,000,000 subject to the availability of sufficient levels of securitized eligible receivables. The agreement expires on June 26, 2017. The outstanding borrowings subject to this credit facility are collateralized by receivables, including those of the Retail Operations. The interest rate is variable based on LIBOR and is at the market rate.

In conjunction with the agreement mentioned above, the Parent has entered an inventory line of credit agreement with the same three banks that allows for borrowings up to $50,000,000 based on eligible inventories, including those of the Retail Operations. The interest rate is variable based on LIBOR and is at the market rate.

The financing arrangements contain certain restrictive covenants, including limitations on indebtedness to affiliates. The Parent was in compliance with all restrictive covenants at September 24, 2014.

No portion of the Parent’s line of credit was specifically established to support the operations of the Retail Operations. The Retail Operations have historically provided more cash to the Parent than they have temporarily borrowed to support cash requirements of their operations. Such net transfers of cash to the Parent are reflected as if distributions were paid and charged against the Retail Operations equity accounts. Consequently, the accompanying statement of operations includes no interest income from the Parent on the net cash provided by the Retail Operations, or interest expense on temporary use of cash provided by the Parent.

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE E—ALLOCATED SELLING, GENERAL AND ADMINISTRATIVE

Allocated selling, general and administrative expenses consist of the following for the periods ending: (in thousands):

	November 1, 2013 Through September 24, 2014	Years Ended
		October 31, 2013	October 31, 2012
Procurement, sourcing and operations support	$248	$297	$251
Treasury, finance and accounting	819	997	514
Sales and marketing	61	111	105
Information technology	142	145	232
Legal, human resource and corporate support	404	383	476

	$1,674	$1,933	$1,578

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF

EMPIRE PETROLEUM PARTNERS, LP

[To be filed by amendment.]

A-1

Empire Petroleum Partners, LP

Common Units

Representing Limited Partner Interests

Prospectus

                    , 2015

Barclays

Wells Fargo Securities

Through and including                 , 2015 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in the Prospectus

Item 13. Other expenses of issuance and distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$11,620
FINRA filing fee	15,500
NYSE listing fee	*
Printing and engraving expenses	*
Fees and expenses of legal counsel	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which Empire Petroleum Partners, LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15. Recent sales of unregistered securities

On April 28, 2015, in connection with the formation of the partnership, Empire Petroleum Partners, LP issued to (i) Empire Petroleum Partners GP, LLC the non-economic general partner interest in the partnership and (ii) to Empire, all of the limited partner interest in the partnership for $1,000 in an offering exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

II-1

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that,

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Empire or its subsidiaries (including the registrant’s general partner) and of fees, commissions, compensation and other benefits paid, or accrued to Empire or its subsidiaries (including the registrant’s general partner) for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on May 12, 2015.

Empire Petroleum Partners, LP

By:	Empire Petroleum Partners GP, LLC, its general partner

By:	/s/ Henry J. Heithaus
Name:	Henry J. Heithaus
Title:	Chief Executive Officer

Each person whose signature appears below appoints Travis E. Booth and David Potter, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on May, 12, 2015.

Signature	Title	Date

/s/ Henry J. Heithaus Henry J. Heithaus	Director and Chief Executive Officer (Principal Executive Officer)	May 12, 2015

/s/ David Potter David Potter	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 12, 2015

EXHIBIT INDEX

Exhibit number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)

2.1	*	Form of Contribution, Conveyance and Assumption Agreement

3.1		Certificate of Limited Partnership of Empire Petroleum Partners, LP

3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of Empire Petroleum Partners, LP (included as Appendix A to the Prospectus)

5.1	*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1	*	Opinion of Latham & Watkins LLP relating to tax matters

10.1	*	Form of Amended and Restated Revolving Credit Agreement.

10.3	*	Form of Empire Petroleum Partners, LP 2014 Long-Term Incentive Plan

10.4	*	Form of Omnibus Agreement

10.5	*	Form of Empire Supply Agreement

16.1		Change in Certifying Accountant Letter

21.1	*	List of Subsidiaries of Empire Petroleum Partners, LP

23.1		Consent of Grant Thornton LLP

23.2		Consent of Grant Thornton LLP

23.3		Consent of PricewaterhouseCoopers LLP

23.4		Consent of Plante & Moran, PLLC

23.5		Consent of Smith & Howard, P.C.

23.6	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.7	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

24.1		Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.